Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217423

Prospectus

LEVI STRAUSS & CO.

Offer to Exchange

all outstanding unregistered 3 3⁄8% Senior Notes due 2027

(€475,000,000 aggregate principal amount outstanding)

for

3 3⁄8% Senior Notes due 2027

(€475,000,000 aggregate principal amount)

which have been registered under the Securities Act of 1933

The Exchange Offer

•	Expires 11:00 a.m., New York City time on June 5, 2017, unless extended.

•	Not conditional upon any minimum principal amount of outstanding unregistered 3 3⁄8% Senior Notes due 2027 (the “old notes”) (ISINs XS1572000385 and XS1571994554 and common codes 157200038 and 157199455) being tendered for exchange.

•	All old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of old notes may be withdrawn any time prior to 11:00 a.m., New York City time on the date of the expiration of the exchange offer.

•	The exchange of old notes will generally not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The terms of the exchange notes (the “exchange notes”) to be issued in the exchange offer for old notes are substantially similar to the old notes, except, in each case, for transfer restrictions and registration rights relating to the old notes.

Resale of Exchange Notes

•	Application will be made to list the Exchange Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro ETF Market.

•	There is currently no public market for the exchange notes.

Broker dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes. Broker dealers who acquired the old notes as a result of market-making or other trading activities may use this prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

See “Risk Factors” beginning on page 10 for a discussion of factors that you should consider before tendering your old notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2017.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) a registration statement on Form S-4 under the Securities Act of 1933 (the “Securities Act”) relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. This information is available from us without charge to holders of old notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

We file periodic reports and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”).

You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to the public from commercial document retrieval services and at the SEC’s Internet site at www.sec.gov.

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Levi Strauss & Co.

1155 Battery Street

San Francisco, California 94111

Attention: Investor Relations

Telephone: (800) 438-0349 or (415) 501-6000

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 11:00 a.m., New York City time on June 5, 2017 (the “expiration date”). The exchange offer can be extended by us in our sole discretion. See the caption “The Exchange Offer” for more detailed information.

You should rely only on the information provided in this prospectus. No person has been authorized to provide you with different information. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

Any old notes not tendered and accepted in the exchange offer will remain outstanding. To the extent old notes are tendered and accepted in the exchange offer, a holder’s ability to sell untendered old notes could be adversely affected. Following consummation of the exchange offer, the holders of old notes will continue to be subject to the existing restrictions upon transfer thereof and we will have fulfilled one of our obligations under the registration rights agreement. Holders of old notes who do not tender their notes generally will not have any further registration rights under the registration rights agreement or otherwise.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this prospectus, certain matters discussed in this prospectus, including (without limitation) statements under “Summary,” “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

These forward-looking statements include statements relating to our anticipated financial performance and business prospects, including debt reduction, currency values and financial impact, foreign exchange counterparty exposures, the benefits and timing of our global productivity initiative, the impact of pending legal proceedings, adequate liquidity levels, dividends and/or statements preceded by, followed by or that include the words “believe,” “will,” “so we can,” “when,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “could,” “plans,” “seeks” and similar expressions. These forward-looking statements speak only as of the date stated and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward- looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, some of which may be beyond our control. These risks and uncertainties, including those disclosed under “Risk Factors” in this prospectus and in our filings with the SEC, could cause actual results to differ materially from those suggested by the forward-looking statements and include, without limitation:

•	changes in general economic and financial conditions, and the resulting impact on the level of discretionary consumer spending for apparel and pricing trend fluctuations, and our ability to plan for and respond to the impact of those changes;

•	our ability to effectively implement and manage our global productivity and outsourcing actions as planned, which are intended to increase productivity and efficiency in our global operations, take advantage of lower-cost service-delivery models in our distribution network and streamline our procurement practices to maximize efficiency in our global operations, without business disruption or mitigation to such disruptions;

•	consequences of impacts to the businesses of our wholesale customers, including significant store closures or a significant decline in a wholesale customer’s financial condition leading to restructuring actions, bankruptcies, liquidations or other unfavorable events for our wholesale customers, caused by factors such as inability to secure financing, decreased discretionary consumer spending, inconsistent traffic patterns and an increase in promotional activity as a result of decreased traffic, pricing fluctuations, general economic and financial conditions and changing consumer preferences;

•	our and our wholesale customers’ decisions to modify strategies and adjust product mix and pricing, and our ability to manage any resulting product transition costs, including liquidating inventory or increasing promotional activity;

•	our ability to purchase products through our independent contract manufacturers that are made with quality raw materials and our ability to mitigate the variability of costs related to manufacturing, sourcing, and raw materials supply and to manage consumer response to such mitigating actions;

•	our ability to gauge and adapt to changing U.S. and international retail environments and fashion trends and changing consumer preferences in product, price-points, as well as in-store and digital shopping experiences;

•	our ability to respond to price, innovation and other competitive pressures in the global apparel industry, on and from our key customers and in our key markets;

•	our ability to increase the number of dedicated stores for our products, including through opening and profitably operating company-operated stores;

•	consequences of foreign currency exchange and interest rate fluctuations;

•	our ability to successfully prevent or mitigate the impacts of data security breaches;

•	our ability to attract and retain key executives and other key employees;

•	our ability to protect our trademarks and other intellectual property;

•	the impact of the variables that affect the net periodic benefit cost and future funding requirements of our postretirement benefits and pension plans;

•	our dependence on key distribution channels, customers and suppliers;

•	our ability to utilize our tax credits and net operating loss carryforwards;

•	ongoing or future litigation matters and disputes and regulatory developments;

•	changes in or application of trade and tax laws, including potential increases in import tariffs or taxes; and

•	political, social and economic instability, or natural disasters, in countries where we or our customers do business.

For more information on these and other factors, see “Risk Factors” in this prospectus. We caution prospective investors not to place undue reliance on these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements and the risk factors contained throughout this prospectus.

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SUMMARY

This summary contains basic information about our company and the offering. This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to exchange your old notes for exchange notes. For a more complete understanding of our company and this offering, you should read this entire prospectus, including “Risk Factors” and the financial information and the notes thereto included herein. Unless otherwise indicated or required by the context, the terms “we,” “our,” “us” and the “Company” refer to Levi Strauss & Co. and all of its subsidiaries that are consolidated under U.S. GAAP and all references to financial results or data for a particular year are to our fiscal years.

Our Company

From our California Gold Rush beginnings, we have grown into one of the world’s largest brand-name apparel companies. A history of responsible business practices, rooted in our core values, has helped us build our brands and engender consumer trust around the world. Under our Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands, we design, market and sell—directly or through third parties and licensees—products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear, and related accessories for men, women and children around the world.

An Authentic American Icon

Our Levi’s® brand has become one of the most widely recognized brands in the history of the apparel industry. Its broad distribution reflects the brand’s appeal across consumers of all ages and lifestyles. Its merchandising and marketing reflect the brand’s core attributes: authentic, courageous, confident, effortless, connected and purposeful.

Our Dockers® brand offers an alternative to suit dressing in the form of the American staple—the khaki pant. The Dockers® brand has evolved around the world as a market leader in the casual pant category, while also providing tops and accessories to complete a head-to-toe offering.

Our Global Reach

Our products are sold in more than 110 countries, grouped into three geographic regions: Americas, Europe and Asia. We support our brands throughout these regions through a global infrastructure, developing, sourcing and marketing our products around the world. Although our brands are recognized as authentically “American,” we derive approximately half of our net revenues from outside the United States.

Our products are sold in approximately 50,000 retail locations worldwide, including approximately 2,900 retail stores, both franchised and company-operated, and shop-in-shops dedicated to our brands. We distribute our Levi’s® and Dockers® products primarily through chain retailers and department stores in the United States and primarily through department stores, specialty retailers, franchised or other brand-dedicated stores and shop-in-shops outside of the United States. Levi’s® and Dockers® products are also sold through our brand-dedicated company-operated retail stores and through the ecommerce sites we operate, as well as the ecommerce sites operated by certain of our key wholesale customers and other third parties. We distribute Signature by Levi Strauss & Co.™ and Denizen® brand products primarily through mass channel retailers in the Americas.

Our Business Strategies

Our goal is to generate and sustain profitable growth over the long term in order to significantly improve the value of the enterprise. The management team is focused on four key strategies to achieve this goal:

•	Drive the profitable core businesses. Our core businesses represent the greatest value on a brand, geographic, customer or business-segment basis. These include our men’s bottoms business for the Levi’s® brand globally and the Dockers® brand in the United States, including our iconic 501® jean and Dockers® khaki pant. We also consider our key international markets of France, Germany, Mexico and the United Kingdom, as well as key wholesale accounts globally to be vital elements of our long-term growth strategies. We manage collaborative relationships with these wholesale accounts to focus on customer support, marketing planning, and inventory levels, in order to achieve mutual commercial success.

•	Expand the reach of our brands and build a more balanced portfolio. We believe we have opportunities to grow our two largest brands through new or expanded product categories, consumer segments and geographic markets. We are building upon our iconic brands, including our innovative design and marketing expertise, to deepen our connection with consumers and expand the reach and appeal of our brands globally. For example, we believe we can better serve the female consumer, and that there are significant opportunities in tops, outerwear and accessories. We also believe opportunities remain to expand in emerging and underpenetrated geographic markets, including China, India and Russia.

•	Become a world-class omni-channel retailer. We will continue to grow our direct-to-consumer business in brand-dedicated stores globally, including making selective investments in additional company-operated stores, dedicated ecommerce sites, franchisee and other dedicated store models. We believe these brand-dedicated stores represent an attractive opportunity to establish incremental distribution and sales, as well as to showcase the full breadth of our product offerings and deliver a consistent brand experience to the consumer.

•	Improve our cost structure to achieve operational excellence. We are focused on operational excellence to improve our long-term profitable growth, including stabilizing the work we have outsourced while delivering the anticipated financial savings, reducing our controllable cost structure and driving efficiencies by streamlining our product development, planning, and go-to-market strategies, implementing efficiencies across retail, supply chain and distribution networks and continuing to pursue practices that result in greater cost efficiencies. We will continue to balance our pursuit of improved organizational agility and marketplace responsiveness with our ongoing cost management efforts to improve the structural economics of the Company.

Recent Developments

On February 28, 2017, we issued €475 million in aggregate principal amount of 3.375% senior notes due 2027. On March 3, 2017, we completed a tender offer for $370.3 million of the 6  7⁄8% senior notes due 2022 (our “2022 Notes”). On March 16, 2017, following the consummation of the tender offer, we elected to redeem all 2022 Notes that remained outstanding after the consummation of the tender offer. All remaining 2022 Notes were redeemed on May 1, 2017.

Failure to Exchange Your Old Notes

In this prospectus, we refer to the €475.0 million principal amount of unregistered 3 3⁄8% Senior Notes due 2027 that we issued in February 2017 as the old notes. The old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities under the Securities Act. Therefore, you may only transfer or resell them in a transaction registered under or exempt from the Securities Act and applicable state securities laws. We will issue the exchange notes in exchange for the old notes under the exchange offer only following the satisfaction of the procedures and conditions described under the caption “The Exchange Offer.”

Because we anticipate that most holders of the old notes will elect to exchange their old notes, we expect that the liquidity of the markets, if any, for any old notes remaining after the completion of the exchange offer will be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount outstanding of the old notes.

Corporate Information

Levi Strauss & Co. was founded in San Francisco, California, in 1853 and incorporated in Delaware in 1971. Our common stock is owned primarily by descendants of the family of Levi Strauss and their relatives. We conduct our operations outside the United States through foreign subsidiaries owned directly or indirectly by Levi Strauss & Co. We have headquarter offices in San Francisco, Brussels and Singapore. Our corporate offices are located at Levi’s Plaza, 1155 Battery Street, San Francisco, California 94111, and our main telephone number is (415) 501-6000. Our website address is www.levistrauss.com. The information on our website is not a part of this prospectus.

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes. In this summary, “notes” refers to both our old notes and the exchange notes.

Issuer	Levi Strauss & Co.

Notes Offered	€475,000,000 aggregate principal amount of 3 3⁄8% Senior Notes due 2027 and registered under the Securities Act (the “exchange notes”).

Maturity Date	March 15, 2027.

Interest	Interest on the exchange notes will accrue at a rate of 3 3⁄8% per annum and will be payable semi-annually in cash in arrears on March 15 and September 15 of each year, commencing September 15, 2017. Interest will accrue from February 28, 2017.

The exchange notes to be issued in the exchange offer will have the same interest rate provisions, maturity dates and interest payment dates as the old notes for which they are being offered in exchange.

Generally, the exchange notes will bear interest from the most recent interest payment date on which interest has been paid on the old notes and such interest will be paid on the next interest payment date for the exchange notes succeeding the settlement of the exchange offer.

Denominations	The exchange notes will be issued on the issue date in global form in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Ranking	The exchange notes will be general senior obligations of Levi Strauss & Co. and will:

•	rank equally in right of payment to all our existing and future senior unsecured debt;

•	rank senior in right of payment to our future debt that is expressly subordinated in right of payment to the notes;

•	be effectively subordinated to our secured indebtedness, including indebtedness under our existing credit facility, to the extent of the value of the collateral securing such indebtedness; and

•	be structurally subordinated to all of the existing and future liabilities, including trade payables, of our subsidiaries.

As of February 26, 2017, on an as adjusted basis to give effect to the issuance of the old notes and the application of the proceeds of the old notes to purchase or redeem all of our 2022 Notes, we would have had approximately $1.02 billion of debt, all of which is unsecured. In addition, as of February 27, 2017, we had no borrowings under our revolving credit facility and unused availability under the revolving credit facility was $746.1 million, all of which, if borrowed, would be secured debt. In addition, as of February 26, 2017, our subsidiaries had approximately $496.6 million of liabilities, including trade payables, but excluding intercompany obligations.

Optional Redemption	On or after March 15, 2022, we may redeem some or all of the exchange notes at any time at the redemption prices described in the section “Description of Exchange Notes—Optional Redemption” plus accrued interest, if any, to the redemption date. Prior to such dates, we may redeem some or all of the exchange notes at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. In addition, we may redeem up to 40% of the aggregate principal amount of the notes before March 15, 2020, with the proceeds of certain equity offerings at a redemption price of 103.375% of the principal amount plus accrued and unpaid interest, if any, to the redemption date.

Redemption for Taxation Reasons	In the event that we become obligated to pay additional amounts (as described below) with respect to the notes as a result of changes affecting withholding taxes applicable to payments on the notes, we may redeem the notes in whole but not in part at any time at 100% of the principal amount of the notes plus accrued interest, if any, to the redemption date. See “Description of Exchange Notes—Redemption for Tax Reasons.”

Change of Control	If we experience certain kinds of changes of control, we must offer to purchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see the section “Description of Exchange Notes—Change of Control.”

Additional Amounts	Any payments made by us with respect to the notes will be made without withholding or deduction for taxes imposed by any relevant taxing jurisdiction unless required by law. If any withholding or deduction of certain U.S. federal, state or local taxes is required with respect to a payment under the notes, subject to certain exceptions, we will pay additional amounts necessary so that the net amount received by the beneficial owners of notes after the withholding is not less than the amount that they would have received in the absence of the withholding. See “Description of Exchange Notes—Payment of Additional Amounts.”

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of some of our subsidiaries to:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	consummate specified asset sales;

•	enter into transactions with affiliates;

•	incur liens;

•	impose restrictions on the ability of a subsidiary to pay dividends or make payments to us and our restricted subsidiaries;

•	merge or consolidate with any other person; and

•	sell, assign, transfer, lease convey or otherwise dispose of all or substantially all of our assets or the assets of our restricted subsidiaries.

If the exchange notes receive and maintain an investment grade rating by both Standard & Poor’s Ratings Service and Moody’s Investors Service, Inc. and we and our restricted subsidiaries are and remain in compliance with the indenture governing the exchange notes, we and our restricted subsidiaries will not be required to comply with particular covenants contained in the indenture. For more detailed description on covenants contained in the indenture, see “Description of Exchange Notes—Certain Covenants.”

Listing	Application will be made to list the Exchange Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. See “Description of Exchange Notes—Listing.”

Registrar, Transfer Agent and Paying Agent	HSBC Bank plc.

Trustee	Wells Fargo Bank, National Association.

Risk Factors

See “Risk Factors,” which begins on page 10, for a discussion of certain factors that should be considered by prospective investors in evaluating an investment in the exchange notes.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Three Months Ended February 26, 2017	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014	November 24, 2013	November 25, 2012
3.4x	3.9x	3.1x	1.8x	2.7x	2.0x

The Exchange Offer

The €475.0 million unregistered old notes were issued in a private placement. In this exchange offer, we are offering to exchange, for your old notes, exchange notes which are substantially similar in all material respects to the old notes except that the exchange notes have been registered under the Securities Act and certain transfer restrictions and registration rights relating to the old notes do not apply to the exchange notes.

Registration rights agreement	In connection with the issuance of the €475.0 million of old notes on February 28, 2017, we entered into a registration rights agreement with the initial purchasers with respect to the old notes in which we agreed, among other things, to complete an exchange offer.

You may exchange your old notes for exchange notes, which have substantially similar terms to your old notes. The exchange offer satisfies your rights and our obligations under the registration rights agreement. After the exchange offer is over, you will not be entitled to any exchange or registration rights with respect to your old notes.

The exchange offer	We are offering to exchange up to €475.0 million aggregate principal amount of old notes for up to €475.0 million aggregate principal amount of exchange notes.

You may exchange old notes only in a minimum denomination of €100,000 and integral multiples of €1,000 principal amount in excess thereof.

Purpose and effect	The purpose of the exchange offer is to give you the opportunity to exchange your old notes for exchange notes that have been registered under the Securities Act.

Resale	Except as indicated in this prospectus, we believe that the exchange notes may be offered for resale, resold and otherwise transferred without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act.

Our belief is based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties. We do not intend to seek a no-action letter, and there is no assurance that the staff of the SEC would make a similar determination with respect to the exchange notes. If this interpretation is inapplicable, and you transfer any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not assume, or indemnify holders against, such liability.

Each broker-dealer that is issued exchange notes for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. To the extent described in “Plan of Distribution,” a broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes.

Expiration of the exchange offer; withdrawal of tender	The exchange offer will expire at 11:00 a.m., New York City time, on June 5, 2017, or a later date and time to which we may extend it. We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes pursuant to the exchange offer at any time before expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the exchange offer	We will not be required to accept old notes for exchange:

•	if the exchange offer would be unlawful or would violate any interpretation of the SEC staff; or

•	if any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered. Please read “The Exchange Offer—Conditions” for more information about the conditions to the exchange offer.

Procedures for tendering old notes	Because all of the old notes are held in book-entry accounts maintained by the exchange agent at Euroclear or Clearstream, Luxembourg, a holder should follow procedures for tendering old notes as described under “The Exchange Offer—Procedures for Tendering Notes” and “—Book-Entry Transfer” in this prospectus.

If you wish to exchange your old notes and either you or your registered holder hold your old notes in book-entry form directly through Euroclear or Clearstream, Luxembourg, you must instruct Euroclear or Clearstream, Luxembourg, as the case may be, to block the account in respect of the tendered old notes in accordance with the procedures established by Euroclear or Clearstream, Luxembourg. You are encouraged to contact Euroclear or Clearstream, Luxembourg directly to ascertain their procedures for tendering the old notes.

If you beneficially own old notes and those notes are held through a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the holder through whom your old notes are held as soon as possible and instruct that holder to tender the old notes on your behalf and comply with the procedures for book-entry transfer as provided under “The Exchange Offer—Book-Entry Transfer.”

Effect on holders of old notes	If you are a holder of old notes and you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to all the rights and subject to all the limitations applicable to the old notes in the indenture.

The trading market for old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Consequences of failure to exchange	All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities and may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Certain federal income tax considerations	The exchange of old notes for exchange notes in the exchange offer will generally not be a taxable exchange for U.S. federal income tax purposes. See the caption “Certain U.S. Federal Income Tax Considerations” for a more detailed description of the tax consequences of the exchange.

Use of proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange agent	D.F. King Ltd.

Offer website	The website, https://sites.dfkingltd.com/levi, operated by the exchange agent for the purpose of the offer, where all documentation relating to the offer, together with any updates, will be available.

RISK FACTORS

Your investment in the exchange notes will involve risks. You should carefully consider the following factors described below and all other information in this prospectus before deciding to exchange your old notes for exchange notes. In this section, “notes” refers to both our old notes and the exchange notes.

Risks Relating to the Notes

If you do not exchange your old notes, they may be difficult to resell.

If you do not sell your notes through the Luxembourg Stock Exchange, it may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will remain subject to the restrictions on transfer provided for in Rule 144 under the Securities Act.

These restrictions on transfer of your old notes exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not intend to register the old notes under the Securities Act.

To the extent any old notes are tendered and accepted in the exchange offer, the trading market for the old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

Because the notes are effectively subordinated to all of our secured debt and the liabilities of our subsidiaries, we may not have sufficient assets to pay amounts owed on the notes if a default occurs.

The notes are general senior obligations that rank equal in right of payment with all of our existing and future unsecured and unsubordinated debt, including our 5.00% Senior Notes due 2025 (the “2025 Notes”). The notes are effectively subordinated to all of our secured debt to the extent of the value of the assets securing that debt. As of February 26, 2017, on an as adjusted basis to give effect to the issuance of our old notes and the application of the proceeds of such notes to purchase or redeem all of our 2022 Notes, we had approximately $1.02 billion of debt, all of which was unsecured, and unused availability under the revolving credit facility would have been $746.1 million, all of which, if borrowed, would be secured debt.

Because our amended and restated senior secured revolving credit facility is a secured obligation, failure to comply with its terms or our inability to pay our lenders at maturity would entitle those lenders immediately to foreclose on certain of our assets, including our U.S. trademarks and the capital stock of all of our U.S. and 65% of the capital stock of our foreign subsidiaries, and the assets of our material U.S. subsidiaries, which serve as collateral. In the event of any foreclosure on our assets, our secured lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including the holders of notes.

The notes are also structurally subordinated to all obligations of our subsidiaries since holders of notes will only be creditors of Levi Strauss & Co. and not of our subsidiaries. As of February 26, 2017, the liabilities, including trade payables but excluding intercompany indebtedness, of our subsidiaries were approximately $496.6 million. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary’s creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary. In addition, the ability of our creditors, including you, to participate in distributions of assets of our subsidiaries will be limited to the extent that the outstanding shares of capital stock of any of our subsidiaries are either pledged to secure other creditors, such as under our amended and restated senior secured revolving credit facility, or are not owned by us, such as our Japanese subsidiary. As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries.

There is no established trading market for the notes, and any market for the notes may be illiquid.

Although application will be made for the exchange notes to be listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market, we cannot assure you that the exchange notes will become or remain listed. Although no assurance is made as to the liquidity of the exchange notes as a result of the admission to trading on the Euro MTF Market, failure to be approved for listing on or the delisting of the exchange notes from, as applicable, the Official List of the Luxembourg Stock Exchange may have a material effect on a holder’s ability to resell the exchange notes in the secondary market. In addition, we do not intend to apply for listing of the exchange notes on any U.S. securities exchange or for quotation through an automated dealer quotation system. The liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes may be adversely affected by changes in the overall market for high yield securities generally or the interest of securities dealers in making a market in the exchange notes and by changes in our financial performance or prospects or in the prospects for companies in the apparel industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

The trading prices of our debt securities have been volatile, and may be volatile in the future.

Other than the old notes, which are listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market, and the exchange notes, which are expected to be listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market, none of our debt securities are currently listed on any securities exchange or registered for quotation through any automated dealer quotation system. Accordingly, information regarding the trading prices of our debt securities is limited. Based on the information available to us, however, the trading prices of our debt securities have been volatile. We expect that the trading price of our debt securities, including the notes, will be affected by developments in our business and our financial results, liquidity position and capital structure as well as developments in the apparel industry, domestic and foreign economies and in the market for high yield debt securities. The trading price for the notes may be volatile, and we cannot assure you that the trading price of notes will not be lower than the issue price.

We may be unable to purchase the notes upon a change of control.

Upon a change of control event as defined in the indenture governing the notes, we would be required to offer to purchase the notes in cash at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. We also would be required to offer to repurchase our 2025 Notes on similar terms. A change of control under the terms of the notes is likely to constitute an event of default under our amended and restated senior secured revolving credit facility. If this occurs, then the lenders under these financings may declare their debt immediately due and payable. Since our amended and restated senior secured revolving credit facility is secured, the lenders under these financings could foreclose on most of our assets and be entitled to be repaid in full from the proceeds of any liquidation of those assets before any holder of the notes. We cannot assure you that we will have the financial resources necessary to repurchase the notes and satisfy our other payment obligations that could be triggered upon a change of control. If we do not have sufficient financial resources to effect a change of control offer for the notes, we would be required to seek additional financing from outside sources to repurchase the notes. We cannot assure you that financing would be available to us at that time on satisfactory terms, or at all. In addition, the terms of the notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included in the definition of a change of control in the indenture.

You may face foreign exchange risks or adverse tax consequences by investing in the notes.

The notes will be denominated and payable in euros. If you measure your investment returns by reference to a currency other than euro, an investment in the notes will entail foreign exchange related risks due to, among other factors, possible significant changes in the value of the euro relative to the currency by reference to which you measure the return on your investments, because of economic, political and other factors over which we have no control. Depreciation of the euro against the currency by reference to which you measure the return on your investments could cause a decrease in the effective yield of the notes below their stated coupon rates and could result in a loss to you when the return on the notes is translated into the currency by reference to which you measure the return on your investments. Investment in the notes may also have important tax consequences as a result of any foreign currency exchange gains or losses. See “Certain United States Federal Income Tax Considerations.”

Risks Relating to Our Debt

We have debt and interest payment requirements at a level that may restrict our future operations.

As of February 26, 2017, on an as adjusted basis to give effect to the issuance of our old notes and the application of the proceeds of such notes to purchase or redeem all of our 2022 Notes, we had approximately $1.02 billion of debt, all of which was unsecured, and we had $746.1 million of borrowing capacity under our amended and restated senior secured revolving credit facility. Our debt requires us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes, and result in us having lower net income than we would otherwise have had. This dedicated use of cash could impact our ability to successfully compete by, for example:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for or reacting to changes in our business and industry;

•	placing us at a competitive disadvantage compared to some of our competitors that have less debt; and

•	limiting our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

In addition, borrowings under our amended and restated senior secured revolving credit facility bear interest at variable rates. As a result, increases in market interest rates could require a greater portion of our cash flow to be used to pay interest, which could further hinder our operations. Increases in market interest rates may also affect the trading price of our debt securities that bear interest at a fixed rate. Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control.

Volatility in the capital markets could affect our ability to access capital or could increase our costs of capital.

A downturn or disruption in the credit markets may reduce sources of liquidity available to us or increase our costs of capital, which could impact our ability to maintain or grow our business, which in turn may adversely affect our business and results of operations.

Restrictions in our notes, indentures and senior secured revolving credit facility may limit our activities, including dividend payments, share repurchases and acquisitions.

Our amended and restated senior secured revolving credit facility and the indentures relating to our senior unsecured notes contain restrictions, including covenants limiting our ability to incur additional debt, grant liens, make acquisitions and other investments, prepay specified debt, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions, repurchase stock, and enter into transactions with affiliates. These restrictions, in combination with our leveraged condition, may make it more difficult for us to successfully execute our business strategy, grow our business or compete with companies not similarly restricted.

If our foreign subsidiaries are unable to distribute cash to us when needed, we may be unable to satisfy our obligations under our debt securities, which could force us to sell assets or use cash that we were planning to use elsewhere in our business.

We conduct our international operations through foreign subsidiaries and we only receive the cash that remains after our foreign subsidiaries satisfy their obligations. We may depend upon funds from our foreign subsidiaries for a portion of the funds necessary to meet our debt service obligations. Any agreements our foreign subsidiaries enter into with other parties, as well as applicable laws and regulations limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit cash to affiliated companies, may restrict the ability of our foreign subsidiaries to pay dividends or make other distributions to us. If those subsidiaries are unable to pass on the amount of cash that we need, we may be unable to make payments on our debt obligations, which could force us to sell assets or use cash that we were planning on using elsewhere in our business, which could hinder our operations and affect the trading price of our debt securities.

Risks Relating to the Industry in Which We Compete

Our revenues are influenced by economic conditions that impact consumer spending.

Apparel is a cyclical industry that is dependent upon the overall level of consumer spending. Consumer purchases of discretionary items, including our products, generally decline during periods when disposable income is adversely affected or there is economic uncertainty. Our wholesale customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories, canceling orders or increasing promotional activity. Our brand-dedicated stores are also affected by these conditions which may lead to a decline in consumer traffic and spending in these stores. As a result, factors that diminish consumer spending and confidence in any of the markets in which we compete, particularly deterioration in general economic conditions, the impact of foreign exchange fluctuations on tourism and tourist spending, volatility in investment returns, fear of unemployment, increases in energy costs or interest rates, housing market downturns, fear about and impact of pandemic illness, and other factors such as acts of war, natural disasters or terrorist or political events that impact consumer confidence, could reduce our sales and adversely affect our business and financial condition through their impact on our wholesale customers as well as their direct impact on us. These outcomes and behaviors have in the past, and may continue to, adversely affect our business and financial condition.

Intense competition in the global apparel industry could lead to reduced sales and prices.

We face a variety of competitive challenges in the global apparel industry from a variety of jeanswear and casual apparel companies, and competition has increased over the years due to factors such as the international expansion and increased presence of vertically integrated specialty stores; expansion into ecommerce by existing and new competitors; the proliferation of private labels and exclusive brands offered by department stores, chain stores and mass channel retailers; the introduction of jeans and casual apparel by well-known and successful athletic wear companies; and the movement of apparel companies who traditionally relied on wholesale distribution channels into their own retail distribution network. Some of these competitors have greater financial and marketing resources than we do and may be able to adapt to changes in consumer preferences or retail requirements more quickly, devote greater resources to the building and sustaining of their brand equity and the marketing and sale of their products both in stores and online. In addition, some of these competitors may be able to achieve lower product costs or adopt more aggressive pricing and discounting policies than we can. As a result, we may not be able to compete as effectively with them and may not be able to maintain or grow the demand for our products. These evolving competitive factors could reduce our sales and adversely affect our business and financial condition.

The success of our business depends upon our ability to offer on-trend and updated products at attractive price points.

The global apparel industry is characterized by ever-changing fashion trends and consumer preferences and by the rapid replication of new products by competitors. As a result, our success depends in large part on our ability to develop, market and deliver innovative and stylish products at a pace, intensity, and price competitive with other brands in the markets in which we sell our products. In addition, we must create products at a range of price points that appeal to the consumers of both our wholesale customers and our dedicated retail stores situated in each of our diverse geographic regions. Our development and production cycles take place prior to full visibility into all of these factors for the coming seasons. Failure on our part to forecast consumer demand and market conditions and to regularly and rapidly develop innovative and stylish products and update core products could limit sales growth, adversely affect retail and consumer acceptance of our products, and negatively impact the consumer traffic in our dedicated retail stores. In addition, if we fail to accurately forecast consumer demand, we may experience excess inventory levels. Inventory levels in excess of consumer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on the image and reputation of our brands and could adversely affect our gross margins. Moreover, our newer products may not produce as high a gross margin as our traditional products and thus may have an adverse effect on our overall margins and profitability.

The global apparel industry is subject to ongoing pricing pressure.

The apparel market is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, regular promotional activity, and the ongoing emergence of new competitors with widely varying strategies and resources. These factors have contributed, and may continue to contribute, to intense pricing pressure and uncertainty throughout the supply chain. Pricing pressure has been exacerbated by the variability of raw materials in recent years. This pressure could have the following effects:

•	result in reduced gross margins across our product lines;

•	increase retailer demands for allowances, incentives and other forms of economic support; and

•	increase pressure on us to reduce our production costs and our operating expenses.

Any of these factors could adversely affect our business and financial condition.

Increases in the price of raw materials could increase our cost of goods and negatively impact our financial results.

The principal fabrics used in our products include cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials used to produce them, primarily cotton. The price and availability of cotton may fluctuate substantially, depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather, supply conditions, transportation costs, energy prices, work stoppages, government regulation and government policy, economic climates, market speculation and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change. Cotton prices suffered from unprecedented variability and uncertainty in prior years and may fluctuate significantly again in the future. Increases in raw material costs, unless sufficiently offset by our pricing actions, may cause a decrease in our profitability and negatively impact our sales volume. These factors may also have an adverse impact on our cash and working capital needs as well as those of our suppliers.

Our business is subject to risks associated with sourcing and manufacturing overseas.

We import both raw materials and finished garments into all of our operating regions. Our ability to import products in a timely and cost-effective manner may be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes and work stoppages, political unrest, severe weather, or security requirements in the United States and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transportation costs, which could have an adverse impact on our business and financial condition, specifically our gross margin and overall profitability.

Substantially all of our import operations are subject to customs and tax requirements as well as trade regulations, such as tariffs and quotas set by governments through mutual agreements or bilateral actions. In addition, the countries in which our products are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers’ failure to comply with customs regulations or similar laws, could harm our business. In this regard, the results of the November 2016 U.S. election and the Brexit vote have introduced greater uncertainty with respect to future tax and trade regulations. Changes in tax policy or trade regulations, such as the disallowance of tax deductions on imported merchandise or the imposition of new tariffs on imported products, could have a material adverse effect on our business and results of operations.

Our operations are also subject to the effects of international trade agreements and regulations that impose requirements that could adversely affect our business, such as setting quotas on products that may be imported from a particular country into our key markets such as the United States or the European Union.

Risks Relating to Our Business

We depend on a group of key wholesale customers for a significant portion of our revenues. A significant adverse change in a customer relationship or in a customer’s performance or financial position could harm our business and financial condition.

Sales to our top ten wholesale customers accounted for approximately 30% of our total net revenues in fiscal year 2016 and 31% of net revenues in both fiscal years 2015 and 2014. No customer represented 10% or more of net revenues in any of these years. While we have long-standing relationships with our wholesale customers, we do not have long-term contracts with them. As a result, purchases generally occur on an order-by-order basis, and the relationship, as well as particular orders, can generally be terminated by either party at any time. If any major wholesale customer decreases or ceases its purchases from us, cancels its orders, reduces the floor space, assortments, fixtures or advertising for our products or changes its manner of doing business with us for any reason, such actions could adversely affect our business and financial condition. In addition, a decline in the performance or financial condition of a major wholesale customer—including bankruptcy or liquidation—could result in a material loss of revenues to us and cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to our receivables from that customer or limit our ability to collect amounts related to previous purchases by that customer, all of which could adversely affect our own business and financial condition.

The retail industry in the United States has experienced substantial consolidation over the last decade, and further consolidation may occur. Consolidation in the retail industry typically results in store closures, centralized purchasing decisions, and increased emphasis by retailers on inventory management and productivity. In addition, we and other suppliers may experience increased customer leverage over us and greater exposure to credit risk as a result of industry consolidation. Any of the foregoing results can impact, and have adversely impacted in the past, our net revenues, margins and ability to operate efficiently.

We face risks arising from the restructuring of our operations and uncertainty with respect to our ability to achieve the estimated cost savings.

We continuously assess opportunities to streamline operations and fuel long-term profitable growth. Future charges related to such actions may harm our profitability in the periods incurred.

Implementation of global productivity actions presents a number of significant risks, including:

•	actual or perceived disruption of service or reduction in service levels to wholesale customers and retail consumers;

•	potential adverse effects on our internal control environment and inability to preserve adequate internal controls relating to our general and administrative functions in connection with the decision to outsource certain business service activities;

•	actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner;

•	diversion of management attention from ongoing business activities and strategic objectives; and

•	failure to maintain employee morale and retain key employees.

Because of these and other factors, such as the implementation delays we have experienced with our outsourcing of certain global business service activities, we cannot predict whether we will fully realize the purpose and anticipated operational benefits or cost savings of our global productivity actions and, if we do not, our business and results of operations may be adversely affected. Furthermore, if we experience adverse changes to our business, additional restructuring or reorganization activities may be required in the future.

We may be unable to maintain or increase our sales through our primary distribution channels.

In the United States, chain stores and department stores are the primary distribution channels for our Levi’s® and Dockers® products. Outside the United States, department stores, franchised stores, and independent jeanswear retailers have traditionally been our primary distribution channels.

We may be unable to maintain or increase sales of our products through these distribution channels for several reasons, including the following:

•	the retailers in these channels maintain—and seek to grow—substantial private-label and exclusive offerings as they strive to differentiate the brands and products they offer from those of their competitors;

•	these retailers may also change their apparel strategies in a way that shifts focus away from our typical consumer or that otherwise results in a reduction of sales of our products generally, a reduction of fixture spaces or purchases of brands misaligned with their strategic requirements;

•	other channels, including vertically integrated specialty stores and ecommerce sites, account for a substantial portion of jeanswear and casual wear sales. In some of our mature markets, these stores have placed competitive pressure on our primary distribution channels, and many of these stores are now looking to our developing markets to grow their business; or

•	shrinking points of distribution, including fewer doors at our customer locations, or bankruptcy or financial difficulties of a customer.

Further success by retailer private-labels and vertically integrated specialty stores may continue to adversely affect the sales of our products across all channels, as well as the profitability of our brand-dedicated stores. Additionally, our ability to secure or maintain retail floor space, market share and sales in these channels depends on our ability to offer differentiated products and to increase retailer profitability on our products, which could have an adverse impact on our margins.

We are a global company with significant revenues and earnings generated internationally, which exposes us to the impact of foreign currency fluctuations, as well as political and economic risks.

A significant portion of our revenues and earnings are generated internationally. In addition, a substantial amount of our products come from sources outside of the country of distribution. As a result, we are subject to the risks of doing business outside of the United States, including:

•	currency fluctuations, which have impacted our results of operations significantly in recent years;

•	political, economic and social instability;

•	changes in tariffs and taxes;

•	regulatory restrictions on repatriating foreign funds back to the United States; and

•	less protective foreign laws relating to intellectual property.

The functional currency for most of our foreign operations is the applicable local currency. As a result, fluctuations in foreign currency exchange rates affect the results of our operations and the value of our foreign assets and liabilities, including debt, which in turn may adversely affect results of operations and cash flows and the comparability of period-to-period results of operations. For example, the June 2016 decision by the United Kingdom to leave the European Union (“Brexit”) has resulted in increased uncertainty in the economic and political environment in Europe and has caused increased fluctuations and unpredictability in currency exchange rates. Changes in currency exchange rates may also affect the relative prices at which we and foreign competitors sell products in the same market. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. Given the unpredictability and volatility of foreign currency exchange rates, ongoing or unusual volatility may adversely impact our business and financial conditions.

Furthermore, due to our global operations, we are subject to numerous domestic and foreign laws and regulations affecting our business, such as those related to labor, employment, worker health and safety, antitrust and competition, environmental protection, consumer protection, import/export, and anti- corruption, including but not limited to the Foreign Corrupt Practices Act which prohibits giving anything of value intended to influence the awarding of government contracts. Although we have put into place policies and procedures aimed at ensuring legal and regulatory compliance, our employees, subcontractors and agents could take actions that violate these requirements. Violations of these regulations could subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business.

As a global company, we are exposed to risks of doing business in foreign jurisdictions and risks relating to U.S. policy with respect to companies doing business in foreign jurisdictions. Legislation or other changes in the U.S. tax laws could increase our U.S. income tax liability and adversely affect our after-tax profitability. For example, U.S. lawmakers are considering several U.S. corporate tax reform proposals, including, among others, proposals which could reduce or eliminate U.S. income tax deferrals on unrepatriated foreign earnings and eliminate tax incentives in exchange for a lower U.S. statutory tax rate. In addition, the results of the November 2016 U.S. election have introduced greater uncertainty with respect to future tax and trade regulations. Changes in tax policy or trade regulations, such as the disallowance of tax deductions on imported merchandise or the imposition of new tariffs on imported products, could have a material adverse effect on our business and results of operations.

If we encounter problems with distribution, our ability to deliver our products to market could be adversely affected.

We rely on company-owned and third-party distribution facilities to warehouse and ship products to our wholesale customers, retail stores and ecommerce consumers. As part of the pursuit for improved organizational agility and marketplace responsiveness, we have consolidated the number of distribution facilities we rely upon and continue to look for opportunities for further consolidation in certain regions. Such consolidation may make our operations more vulnerable to interruptions in the event of work stoppages, labor disputes, earthquakes, floods, fires or other natural disasters affecting our company-owned and third-party distribution centers. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution facilities. Moreover, our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. If we encounter problems with our distribution system whether company- owned or third-party, our ability to meet wholesale customer and ecommerce consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected.

Our efforts to expand our retail business may not be successful, which could impact our operating results.

One of our key strategic priorities is to become a world-class omni-channel retailer by expanding our consumer reach in brand-dedicated stores globally, including making selective investments in company-operated stores, dedicated ecommerce sites, franchisee and other dedicated store models. In many locations, we face major, established retail competitors who may be able to better attract customers and execute their retail strategies. In addition, a retail operating model involves substantial investments in equipment and property, information systems, inventory and personnel. Due to the high fixed-cost structure associated with these investments, a significant expansion in company-operated stores, a decline in sales or the closure of or poor performance of stores could result in significant costs and impacts to our margins. Our ability to grow our retail channel also depends on the availability of real estate that meets our criteria for traffic, square footage, demographics, and other factors. Failure to identify and secure adequate new locations, or failure to effectively manage the profitability of the fleet of stores, could have a material adverse effect on our results of operations.

If we are unable to effectively execute our ecommerce business our reputation and operating results may be harmed.

While still comprising a small portion of our net revenues, ecommerce has been our fastest growing business over the last several years. The success of our ecommerce business depends, in part, on third parties and factors over which we have limited control, including changing consumer preferences and buying trends relating to ecommerce usage, both domestically and abroad, as well as promotional or other advertising initiatives employed by our wholesale customers or other third parties on their ecommerce sites.

We are also vulnerable to certain additional risks and uncertainties associated with our ecommerce sites, including: changes in required technology interfaces; website downtime and other technical failures; costs and technical issues from website software upgrades; computer viruses; and changes in applicable federal and state regulations. In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other ecommerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not succeed in increasing sales or attracting consumers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our ecommerce business, as well as damage our reputation and brands.

Additionally, the success of our ecommerce business and the satisfaction of our consumers depends on their timely receipt of our products. The efficient flow of our products requires that our company-operated and third-party operated distribution facilities have adequate capacity to support the current level of ecommerce operations, and any anticipated increased levels that may follow from the growth of our ecommerce business. If we encounter difficulties with our distribution facilities or in our relationships with the third parties who operate the facilities, or if any facilities were to shut down for any reason, including as a result of fire or other natural disaster, we could face shortages of inventory, resulting in “out of stock” conditions in the ecommerce sites we operate and those operated by our wholesale customers or other third parties, and we could incur significantly higher costs and longer lead times associated with distributing our products to our consumers and experience dissatisfaction from our consumers. Any of these issues could have a material adverse effect on our business and harm our reputation.

Any major disruption or failure of our information technology systems could adversely affect our business and operations.

We rely on various information technology systems, owned by us and third parties, to manage our operations. Over the last several years, we have been and continue to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

As we outsource functions, we become more dependent on the entities performing those functions. Disruptions or delays at our third-party service providers could adversely impact our operations.

As part of our long-term profitable growth strategy, we are continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. In 2014, we entered into an agreement with Wipro Limited to outsource certain information technology operations, and certain finance, human resource, consumer relations and customer service functions. While we believe we conduct appropriate diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to meet our performance standards and expectations, including with respect to data security, provide them on a timely basis or to provide them at the prices we expect may have a material adverse effect on our results of operations or financial condition. In addition, we could face increased costs associated with finding replacement vendors or hiring new employees in order to return these services in-house. We may outsource other functions in the future, which would increase our reliance on third parties.

We face cybersecurity risks and may incur increasing costs in an effort to minimize those risks.

We utilize systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees, and others, including credit card information and personal identification information. As evidenced by companies who have recently suffered serious security breaches, we may be vulnerable to, and unable to anticipate or detect data security breaches and data loss, including rapidly evolving and increasingly sophisticated cybersecurity attacks. In addition, data and security breaches can also occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit confidential or sensitive information on our behalf. Although we contractually require these service providers to implement and use reasonable security measures, we cannot control third parties and cannot guarantee that a security breach will not occur in the future either at their location or within their systems.

A security breach may expose us to a risk of loss or misuse of this information, and could result in significant costs to us, which may include, among others, potential liabilities to payment card networks for reimbursement of credit card fraud and card reissuance costs, including fines and penalties, potential liabilities from governmental or third-party investigations, proceedings or litigation and diversion of management attention. We could also experience delays or interruptions in our ability to function in the normal course of business, including delays in the fulfillment or cancellation of customer orders or disruptions in the manufacture and shipment of products. In addition, actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our results of operations and our reputation.

In addition, the regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We currently rely on contract manufacturing of our products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contractors to perform, could harm our sales, service levels and reputation.

We source approximately 95% of our products from independent contract manufacturers who purchase fabric and make our products and may also provide us with design and development services. As a result, we must locate and secure production capacity. We depend on independent manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of our independent manufacturers. Under our current arrangements with our independent manufacturers, these manufacturers generally may unilaterally terminate their relationship with us at any time. Finally, while we have historically worked with numerous manufacturers, in the past several years we have begun consolidating the number of independent manufacturers from which we source our products. Reliance on a fewer number of independent manufacturers involves risk and any difficulties or failures to perform by our independent contract manufacturers could cause delays in product shipments or otherwise negatively affect our results of operations.

Our dependence on contract manufacturing could subject us to difficulty in obtaining timely delivery of products of acceptable quality. For example, a contractor’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, could cause us to miss the delivery date requirements of our customers. Failing to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non- compliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest-cost production. In addition, the labor and business practices of apparel manufacturers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Any failure by our independent manufacturers to adhere to labor or other laws or appropriate labor or business practices, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

Our suppliers may be impacted by economic conditions and cycles and changing laws and regulatory requirements which could impact their ability to do business with us or cause us to terminate our relationship with them and require us to find replacements, which we may have difficulty doing.

Our suppliers are subject to the fluctuations in general economic cycles, and global economic conditions may impact their ability to operate their businesses. They may also be impacted by the increasing costs of raw materials, labor and distribution, resulting in demands for less attractive contract terms or an inability for them to meet our requirements or conduct their own businesses. The performance and financial condition of a supplier may cause us to alter our business terms or to cease doing business with a particular supplier, or change our sourcing practices generally, which could in turn adversely affect our business and financial condition.

Regulatory developments such as the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. We have been and may continue to be subject to costs associated with regulations, including for the diligence pertaining to the presence of any conflict minerals used in our products and the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. The impact of the regulations may result in a limited pool of suppliers who provide conflict free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Also, because our supply chain is complex, we may face reputational challenges with our consumers and other stakeholders if we are unable to sufficiently verify the origins for all metals used in the products we sell.

If one or more of our counterparty financial institutions default on their obligations to us, we may incur significant losses.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, commodity futures contracts, option contracts, collars and swaps, with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions in the United States and abroad. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions. The risk of counterparty default or failure may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default or our assets that are deposited or held in accounts with such counterparty may be limited by the counterparty’s liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

The loss of members of the Company’s executive management and other key employees could harm our business.

Our future success depends in part on the continued service of our executive management team and other key employees, and the loss of the services of any key individual could harm our business. Our future success depends, in part, on our ability to recruit, retain and motivate our employees sufficiently, both to maintain our current business and to execute our strategic initiatives. Competition for experienced and well- qualified employees in our industry is particularly intense in many of the places where we do business, and we may not be successful in attracting and retaining such personnel.

Most of the employees in our production and distribution facilities are covered by collective bargaining agreements, and any material job actions could negatively affect our results of operations.

In North America, most of our distribution employees are covered by various collective bargaining agreements, and outside North America, most of our production and distribution employees are covered by either industry-sponsored and/or government-sponsored collective bargaining mechanisms. Any work stoppages or other job actions by these employees could harm our business and reputation.

Our licensees and franchisees may not comply with our product quality, manufacturing standards, marketing and other requirements which could negatively affect our reputation and business.

We license our trademarks to third parties for manufacturing, marketing and distribution of various products. While we enter into comprehensive agreements with our licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, our licensees may not comply fully with those agreements. Non-compliance could include marketing products under our brand names that do not meet our quality and other requirements or engaging in manufacturing practices that do not meet our supplier code of conduct. These activities could harm our brand equity, our reputation and our business.

In addition, we enter into franchise agreements with unaffiliated franchisees to operate stores and, in limited circumstances, websites, in many countries around the world. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under our brand names. While the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, the value of our brands could be impaired to the extent that these third parties do not operate their stores in a manner consistent with our requirements regarding our brand identities and customer experience standards. Failure to protect the value of our brands, or any other harmful acts or omissions by a franchisee, could have an adverse effect on our results of operations and our reputation.

Our success depends on the continued protection of our trademarks and other proprietary intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights on a global basis. Our efforts to establish and protect our trademark and other proprietary intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products. Unauthorized copying of our products or unauthorized use of our trademarks or other proprietary rights may not only erode sales of our products but may also cause significant reputational harm to our brand names and our ability to effectively represent ourselves to our customers, contractors, suppliers and/or licensees. Moreover, others may seek to assert rights in, or ownership of, our trademarks and other intellectual property, including through civil and/or criminal prosecution. We may not be able to successfully resolve those claims, which may result in financial liability and criminal penalties. In addition, the laws and enforcement mechanisms of some foreign countries may not allow us to protect our proprietary rights to the same extent as we are able to in the United States and other countries.

We have substantial liabilities and cash requirements associated with postretirement benefits, pension and our deferred compensation plans.

Our postretirement benefits, pension, and our deferred compensation plans result in substantial liabilities on our balance sheet. These plans and activities have and will generate substantial cash requirements for us, and these requirements may increase beyond our expectations in future years based on changing market conditions. The difference between plan obligations and assets, or the funded status of the plans, is a significant factor in determining the net periodic benefit costs of our pension plans and the ongoing funding requirements of those plans. Many variables, such as changes in interest rates, mortality rates, health care costs, investment returns, and/or the market value of plan assets can affect the funded status of our defined benefit pension, other postretirement, and postemployment benefit plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. Plan liabilities may impair our liquidity, have an unfavorable impact on our ability to obtain financing and place us at a competitive disadvantage compared to some of our competitors who do not have such liabilities and cash requirements.

Natural disasters, public health crisis, political crisis, and other catastrophic events or other events outside of our control may damage our facilities or the facilities of third parties on which we depend and could impact consumer spending.

Our global headquarters and the headquarters of our Americas region are both located in California near major geologic faults that have experienced earthquakes in the past. An earthquake or other natural disaster or power shortages or outages could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if any of our facilities, including our manufacturing, finishing or distribution facilities or our company- operated or franchised stores, or the facilities of our suppliers or customers, is affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons; public health crisis, such as pandemics and epidemics; political crisis, such as terrorism, war, political instability or other conflict; or other events outside of our control, our business and operating results could suffer. Moreover, these types of events could negatively impact consumer spending in the impacted regions or depending upon the severity, globally, which could adversely impact our operating results. Disasters occurring at our vendors’ manufacturing facilities could impact our reputation and our customers’ perception of our brands.

THE EXCHANGE OFFER

General

In connection with the issuance of €475.0 million old notes on February 28, 2017, we entered into a registration rights agreement with the initial purchasers for the old notes, which provides for the exchange offer. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Under the registration rights agreements, we agreed to:

•	file and cause to become effective a registration statement with respect to an offer to exchange the old notes for the exchange notes; or

•	in certain circumstances file and cause to become effective a shelf registration statement with respect to the resale of the old notes.

The exchange offer being made hereby, if completed by September 26, 2017 will satisfy those requirements under the registration rights agreement. If the exchange offer is not completed by September 26, 2017 and a shelf registration statement has not been declared effective, then the interest rates on the old notes will increase by 0.25% per annum during the 90-day period immediately following September 26, 2017 and will increase by 0.25% per annum at the end of each subsequent 90-day period until the exchange offer is completed or a shelf registration statement is declared effective. In no event shall the additional interest exceed 1% per annum.

Purpose and Effect of the Exchange Offer

The exchange offer will give holders of old notes the opportunity to exchange the old notes for exchange notes that have been registered under the Securities Act. The exchange notes will be substantially similar in all material respects to the old notes except that the exchange notes have been registered under the Securities Act and certain transfer restrictions and registration rights relating to the old notes do not apply to the exchange notes. Upon the effectiveness of the registration statement of which the prospectus is a part, we will be subject to the informational requirements of the Exchange Act. To satisfy those requirements, we file reports and other information with the SEC that will be made available to the holders of the old notes, if any are outstanding after the exchange offer, and the exchange notes and the general public.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

If you participate in the exchange offer, you will receive an exchange note of equal principal amount and, with limited exceptions, receive securities that are freely tradable and not subject to restrictions on transfer. See “—Resales of Exchange Notes” for more information relating to your ability to transfer the exchange notes.

If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, you will not have any further registration rights, except in limited circumstances. Old notes will continue to bear interest at the current rate and will continue to be subject to all of the terms and conditions specified in the indenture, including restrictions on transfer under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

We have not entered into any arrangement or understanding with any person who will receive exchange notes in the exchange offer to distribute those securities following completion of the exchange offer. We are also not aware of any person that will participate in the exchange offer with a view to distribute the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer is the exchange date, which will be the third business day following the expiration date unless we extend the date as described in this prospectus. The old notes may be tendered only in a minimum denomination of €100,000 and integral multiples of €1,000 principal amount thereafter. The exchange notes will be delivered promptly after the expiration date.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes, except the exchange notes:

•	will be registered under the Securities Act; and

•	will not bear legends restricting their transfer.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. For a description of the indenture, see the caption “Description of Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, €475.0 million aggregate principal amount of the old notes are outstanding. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange promptly on or after the date of acceptance for exchange of the old notes. The exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Conditions.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the caption “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 11:00 a.m., New York City time, on June 5, 2017. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing, of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange any old notes and we may terminate or amend the exchange offer as provided in this prospectus before the expiration of the exchange offer if in our reasonable judgment:

•	the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under the caption “—Resale of Exchange Notes”; and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to their holders. Any delay in accepting any old notes will be consistent with Rule 14e-1(c) under the Exchange Act. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes promptly. If we amend the exchange offer in a manner determined by us to constitute a material change, including the waiver of a material condition, we will promptly disclose that amendment by means of a prospectus supplement and extend the exchange offer, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

If you beneficially own old notes and those notes are held through a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the holder through whom your old notes are held as soon as possible and instruct that holder to tender the old notes on your behalf and comply with the procedures for book-entry transfer as provided under “—Book-Entry Transfer.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus. If a holder tenders less than all of the old notes held by the holder, the tendering holder should so indicate. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes and all other required documents or transmission of electronic exchange instruction, as described under “—Book Entry Transfer,” to the relevant clearing system, is at the election and risk of the holder. Holders should allow sufficient time to assure delivery of old notes before expiration of the exchange offer.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived.

Old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder promptly following the expiration date.

In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, and (b) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

A holder of old notes with Euroclear or Clearstream wishing to participate in the exchange offer should submit, or arrange to have submitted on its behalf, an electronic exchange instruction to the relevant clearing system in accordance with the procedures of, and within the time limits specified by, the relevant clearing system for receipt by the exchange agent.

Only direct participants in Euroclear or Clearstream may submit electronic exchange instructions through Euroclear and Clearstream. A holder of old notes that is not a direct participant in Euroclear or Clearstream must arrange for the direct participant through which they hold the old notes to submit an electronic exchange instruction on their behalf to the relevant clearing system prior to the deadline specified by the relevant clearing system. Beneficial owners of old notes who are not direct participants in Euroclear or Clearstream must contact their custodian bank, depositary, broker, trust company or other nominee) to arrange for the direct participant in

Euroclear or Clearstream, as the case may be, through which they hold old notes to submit a valid electronic exchange instruction to the relevant clearing system prior to the expiration date. Tender of old notes will be accepted only in minimum denominations of €100,000 and integral multiples of €1,000 excess thereof.

The “electronic exchange instruction” means an instruction to Euroclear or Clearstream, as applicable, that includes:

•	Irrevocable instructions:

•	to block any attempt to transfer such participant’s tendered old notes on or prior to the settlement date; and

•	to debit such participant’s account on the settlement date in respect of all the old notes that such participant has tendered, or in respect of such lesser portion of such old notes as are accepted pursuant to the exchange offer, upon receipt of an instruction from the exchange agent; subject in each case to the automatic withdrawal of the instructions in the event that the exchange offer is terminated prior to the expiration date, as notified to Euroclear or Clearstream by the exchange agent;

•	Authorization to disclose the identity of the direct participant and information about the foregoing instructions; and

•	Express acknowledgement that such participant has received and agrees to be bound by the terms and conditions set forth in this prospectus.

Tenders of old notes including electronic exchange instructions, must be delivered to and received by the applicable clearing system in accordance with their procedures and the deadlines established by them, which must in any event be at or prior to the expiration date. Holders of old notes are responsible for informing themselves of those deadlines and for arranging the due and timely delivery of electronic acceptance instructions to the applicable clearing system.

Electronic Exchange Instructions; Deemed Representations

Subject to and effective upon the acceptance for exchange and issuance of exchange notes in exchange for old notes tendered by an electronic exchange instruction in accordance with the terms and subject to the conditions set forth herein, by arranging for such instruction to be submitted through a direct participant in Euroclear or Clearstream, a tendering holder of old notes:

•	irrevocably sells, assigns and transfers to or upon the order of Levi Strauss & Co. all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, the old notes tendered thereby;

•	waives any and all other rights with respect to the old notes (including, without limitation, any existing or past defaults and their consequences in respect of the old notes and any rights under the registration rights agreement);

•	releases and discharges Levi Strauss & Co., all paying agents and the trustee under the Indenture from any and all claims that the holder may have, now or in the future, arising out of or related to the old notes tendered, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the old notes tendered (other than as expressly provided in this prospectus), or to participate in any redemption or defeasance of the old notes tendered;

•	represents and warrants that it is acquiring the exchange notes issued in the exchange offer in the ordinary course of its business;

•	represents and warrants that it is not participating, does not intend to participate and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes within the meaning of the Securities Act;

•	represents and warrants that it is not an “affiliate” of ours, as defined in Rule 405 under the Securities Act;

•	represents and warrants that if it is a broker-dealer registered under the Exchange Act or it is participating in the exchange offer for the purposes of distributing the exchange notes and be identified in this prospectus as an underwriter, it must comply with all applicable registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the exchange notes, and it cannot rely on the position of the SEC’s staff in their series of no-action letters beginning with Exxon Capital Holdings Corporation (April 13, 1988);

•	represents and warrants that if it is a broker-dealer that is issued exchange notes for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, then it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes; and

•	irrevocably constitutes and appoints the exchange agent as its true and lawful agent and attorney-in-fact with respect to the tendered old notes (with full knowledge that the exchange agent also acts as the agent of Levi Strauss & Co. with respect to such old notes), with full powers of substitution and resubstitution, subject only to the right of withdrawal described in this prospectus, to cause the old notes tendered to be assigned, transferred and exchanged in the exchange offer.

In addition, a tendering holder of old notes in a foreign jurisdiction:

•	represents and warrants that it is not a person to whom it is unlawful to make an offer or solicitation pursuant to the exchange offer under applicable securities laws of its jurisdiction, it has not distributed or forwarded this prospectus or any other documents or materials relating to the exchange offer to any such person and it has (before tendering the old notes for exchange) complied with all laws and regulations applicable to it for the purposes of its participation in the exchange offer;

•	represents and warrants that it is not located or resident in Canada or, if located or resident in Canada, (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•	represents and warrants it is not located or resident in the United Kingdom or, if it is located or resident in the United Kingdom, it is a person (i) with professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order, (ii) falling within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) is outside the United Kingdom, or (iv) to whom this prospectus and any other documents or materials relating to this prospectus may otherwise lawfully be communicated; and

•	represents and warrants it is outside Singapore or, if in Singapore, is (i) an existing holder of the old notes previously issued by Levi Strauss & Co. (in which case participation in the exchange offer is pursuant to Section 273(1)(cd) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) or (ii) an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) a relevant person as defined in Section 275(2) of the SFA, pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise receiving exchange notes pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective for Euroclear or Clearstream participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from Euroclear or Clearstream.

Any notice of withdrawal must specify the name and number of the account at Euroclear or Clearstream to be credited with the withdrawn old notes and otherwise comply with the procedures of Euroclear or Clearstream, as applicable.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at Euroclear or Clearstream, Luxembourg, as the case may be, to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under the caption “—Procedures for Tendering” above at any time on or before expiration of the exchange offer.

Exchange Agent

D.F. King Ltd. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent addressed as follows:

For all requests and deliveries:

D.F. King Ltd.

Email: Levi@dfkingltd.com

Website: https://sites.dfkingltd.com/Levi

In London:

125 Wood Street

London EC2V 7AN

United Kingdom

Telephone: +44 20 7920 9700

In Hong Kong:

Hong Kong

Suite 1601, 16/F, Central Tower

28 Queen’s Road Central

Hong Kong

Telephone: +852 3953 7230

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail or electronic mail; however, we may make additional solicitations by facsimile, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

As the terms of the exchange notes and the old notes are identical in all material respects, we will record the exchange notes in our accounting records at the same carrying value as the old notes as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. Costs of the exchange offer will be deferred and amortized to interest expense over the term of the notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive the old notes in like principal amount, the terms of which are identical in all material respects to the exchange notes. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness or capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of February 26, 2017, and as adjusted to give effect to the issuance of the old notes and the application of the net proceeds from issuance of the old notes, together with cash on hand, to purchase our 2022 Notes in a tender offer we concluded in February 2017 (the “Tender Offer”) and to redeem 2022 notes not tendered in the Tender Offer. There have been no material changes in our capitalization since February 26, 2017, other than as disclosed below.

	As of February 26, 2017
	Actual	As Adjusted(1)
	(Dollars in thousands)
Cash and cash equivalents	$368,623	$316,623

Capital leases	$15,428	$15,428
Long-term debt:
Unsecured:
6 7⁄8% Senior notes due 2022(2)	524,318	—
5.00% Senior notes due 2025(2)	482,307	482,307
3 3⁄8% Senior notes due 2027(3)	—	503,500

Total unsecured	1,006,625	985,807

Less: current maturities	—	—
Total long-term debt	$1,006,625	$985,807

Short-term debt
Secured
Senior revolving credit facility(4)	$—	$—
Unsecured:
Short-term borrowings	34,150	34,150
Current maturities of long-term debt	—	—

Total short-term debt	$34,150	$34,150

Total long-term and short-term debt, excluding capital leases	$1,040,775	$1,019,957

(1)	Represents the application of all of the $504 million gross proceeds from the offering of the old notes and $52 million cash on hand to (a) purchase 2022 Notes tendered in the Tender Offer and to redeem the remaining outstanding 2022 Notes, (b) pay tender and redemption costs of approximately $23 million in connection with the purchase or redemption of all the 2022 Notes, and (c) pay fees and expenses of approximately $8 million for such offering, Tender Offer and redemption.

(2)	The outstanding principal amount of our 6 7⁄8% senior notes due 2022 and our 5.00% senior notes due 2025 were $525 million and $500 million, respectively. The principal amounts shown are net of premiums and discounts.

(3)	Based on a EUR/USD exchange rate of €1 to $1.06.

(4)	Consists of an $850 million revolving credit facility with a floating rate of interest. The term of the facility expires on March 21, 2019. See “Description of Other Indebtedness—Amended and Restated Senior Secured Revolving Credit Facility.” The unused availability under our amended and restated senior secured revolving credit facility was $746.1 million at February 26, 2017 as the total availability of $799.1 million was reduced by $53.0 million of other credit-related instruments.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data. The summary statements of income data and cash flow data for fiscal years 2016, 2015 and 2014 and the balance sheet data as of November 27, 2016 and November 29, 2015, are derived from our audited consolidated financial statements included in this prospectus. The summary statements of income data and cash flow data for fiscal years 2013 and 2012 and the balance sheet data as of February 28, 2016, November 30, 2014, November 24, 2013 and November 25, 2012, are derived from our consolidated financial statements not included in this prospectus.

The summary statements of income data and cash flow data for the quarterly periods ended February 26, 2017, and February 28, 2016, and the balance sheet data as of February 26 2017 and February 28, 2016, have been derived from our unaudited consolidated financial statements included in this prospectus. Income data and cash flow data for the three months ended February 26, 2017 and February 28, 2016, are not necessarily indicative of the results for the Company’s full fiscal year.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes to those financial statements, which for the Company’s first fiscal quarters in 2017 and 2016 and fiscal years 2016, 2015 and 2014 are included in this prospectus.

	Three Months Ended		Fiscal Year Ended
	February 26, 2017	February 28, 2016	November 27, 2016	November 29, 2015	November 30, 2014	November 24, 2013	November 25, 2012
	(Dollars in thousands)
Statements of Income Data:
Net revenues	$1,101,991	$1,056,500	$4,552,739	$4,494,493	$4,753,992	$4,681,691	$4,610,193
Cost of goods sold	537,438	496,902	2,223,727	2,225,512	2,405,552	2,331,219	2,410,862

Gross profit	564,553	559,598	2,329,012	2,268,981	2,348,440	2,350,472	2,199,331
Selling, general and administrative expenses	456,213	441,163	1,866,493	1,823,863	1,906,164	1,884,965	1,865,352
Restructuring, net	—	1,848	312	14,071	128,425	—	—

Operating income	108,340	116,587	462,207	431,047	313,851	465,507	333,979
Interest expense	(19,934)	(14,902)	(73,170)	(81,214)	(117,597)	(129,024)	(134,694)
Loss on early extinguishment of debt	—	—	—	(14,002)	(20,343)	(689)	(8,206)
Other income (expense), net	408	(2,219)	18,223	(25,433)	(22,057)	(13,181)	4,802

Income before taxes	88,814	99,466	407,260	310,398	153,854	322,613	195,881
Income tax expense	28,693	33,175	116,051	100,507	49,545	94,477	54,922

Net income	60,121	66,291	291,209	209,891	104,309	228,136	140,959
Net loss (income) attributable to noncontrolling interest	22	(455)	(157)	(455)	1,769	1,057	2,891

Net income attributable to Levi Strauss & Co.	$60,143	$65,836	$291,052	$209,436	$106,078	$229,193	$143,850

Statements of Cash Flow Data:
Net cash flow provided by (used for):
Operating activities	$49,049	$46,078	$306,550	$218,332	$232,909	$411,268	$530,976
Investing activities	(15,997)	(17,758)	(68,348)	(80,833)	(71,849)	(92,798)	(75,198)
Financing activities	(42,502)	(73,571)	(173,549)	(94,895)	(341,676)	(230,509)	(250,939)
Balance Sheet Data:
Cash and cash equivalents	$368,623	$271,101	$375,563	$318,571	$298,255	$489,258	$406,134
Working capital	927,398	682,501	924,404	681,982	603,202	867,158	765,270
Total assets	2,930,315	2,838,231	2,987,096	2,884,395	2,906,901	3,106,330	3,149,038
Total debt, excluding capital leases	1,040,775	1,046,022	1,045,178	1,152,541	1,209,624	1,524,998	1,708,172
Total capital leases	15,428	12,466	16,811	12,907	12,142	10,833	2,022
Total Levi Strauss & Co. stockholders’ equity (deficit)	504,760	319,365	509,555	330,268	153,243	171,666	(106,921)
Other Financial Data:
Depreciation and amortization	$27,386	$25,111	$103,878	$102,044	$109,474	$115,720	$122,608
Capital expenditures	25,073	30,725	102,950	102,308	73,396	91,771	83,855
Cash dividends paid	35,000 (1)	— (2)	60,000	50,000	30,003	25,076	20,036

(1)	In February 2017, the Board of Directors declared a cash dividend of $70 million, payable in two $35 million installments. The Company paid the first installment of the cash dividend of $35 million in the first quarter of 2017. The second installment of $35 million is expected to be paid in the fourth quarter of 2017.

(2)	Board of Directors declared a cash dividend of $60 million in the first quarter of 2016, payable in the second quarter of 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our Company

We design, market and sell – directly or through third parties and licensees—products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under our Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ (“Signature”) and Denizen® brands.

Our business is operated through three geographic regions: Americas, Europe and Asia. Our products are sold in approximately 50,000 retail locations in more than 110 countries. We support our brands through a global infrastructure, developing, sourcing and marketing our products around the world. We distribute our Levi’s® and Dockers® products primarily through chain retailers and department stores in the United States and primarily through department stores, specialty retailers and approximately 2,200 franchised or other brand-dedicated stores and shop-in-shops outside of the United States. We also distribute our Levi’s® and Dockers® products through 697 company-operated retail stores located in 31 countries, including the United States, and through the ecommerce sites we operate. Our company-operated retail stores and ecommerce sites generated approximately 28% of our net revenues in 2016, as compared to 26% in the same period in 2015, with our ecommerce sites representing approximately 14% of this revenue in 2016, as compared to 13% in the same period in 2015. Our company-operated retail stores and ecommerce sites generated approximately 32% of our net revenues in the first three months of 2017, as compared to 31% in the same period in 2016, with our ecommerce sites representing approximately 16% of this revenue in 2017, as compared to 15% in the same period in 2016. In addition, we distribute our Levi’s® and Dockers® products through ecommerce sites operated by certain of our key wholesale customers and other third parties. We distribute products under our Signature and Denizen® brands primarily through mass channel retailers in the Americas.

Our Europe and Asia businesses, collectively, contributed approximately 41% of our net revenues and 39% of our regional operating income in 2016, as compared to 39% of our net revenues and 37% of our regional operating income in 2015. Sales of Levi’s® brand products represented approximately 85% of our total net sales in each of 2016 and 2015. Pants represented approximately 77% of our total units sold in 2016, as compared to 81% of our total units sold in 2015, and men’s products generated approximately 76% of our total net sales as compared to 77% in 2015.

Our Europe and Asia businesses, collectively, contributed approximately 48% of our net revenues and 53% of our regional operating income in the first three months of 2017, as compared to 46% of our net revenues and 51% of our regional operating income in the same period in 2016. Sales of Levi’s® brand products represented approximately 88% and 87% of our total net sales in the first three-month periods of 2017 and 2016, respectively. Effective as of the beginning of 2017, we revised our approach to measuring the performance of our business by allocating certain of our global expenses to our three regional business segments. Comparative period regional operating income amounts were revised to reflect this change.

Our Objectives

Our key long-term objectives are to strengthen our brands globally in order to deliver sustainable profitable growth and generate strong cash flow. Critical strategies to achieve these objectives include driving our profitable core business; expanding the reach of our brands and building a more balanced product portfolio; elevating the performance of our retail channel, including ecommerce; and leveraging our global scale to improve our cost structure.

For 2017, on a constant-currency basis, our financial objective is to grow full-year revenues, as compared to 2016, and maintain full-year gross margin at approximately 51%.

Trends Affecting Our Business

We believe the key business and marketplace factors that are impacting our business include the following:

•	Factors that impact consumer discretionary spending, which remains mixed globally, have created a challenging retail environment for us and our customers, characterized by declining traffic patterns and contributing to a generally promotional environment. In developed economies, slow real wage growth and a shift in consumer spending to interest-rate sensitive durable goods and other non-apparel categories also continue to pressure global discretionary spending. Consumers continue to focus on value pricing, with the off-price retail channel remaining strong, partially to the detriment of traditional broadline retailers, particularly at the mid-tier.

•	More competitors are seeking growth globally, thereby raising the competitiveness across regions. Some of these competitors are entering into markets where we already have a mature business such as the United States, Mexico, Western Europe and Japan, and those new brands may provide consumers discretionary purchase alternatives or lower-priced apparel offerings.

•	Wholesaler/retailer dynamics and wholesale channels remain challenged by slowed growth prospects due to increased competition from ecommerce shopping, pricing transparency enabled by proliferation of online technologies, vertically-integrated specialty stores, and fast-fashion retail. Retailers, including our top customers, may decide to consolidate, undergo restructurings or rationalize their stores which could result in reduction in the number of stores that carry our products. Additionally, many of our customers desire increased returns on their investment with us through increased margins and inventory turns, and they continue to build competitive exclusive or private-label offerings. Many apparel wholesalers, including us, seek to strengthen relationships with customers as a result of these changes in the marketplace through efforts such as investment in new products, marketing programs, fixtures and collaborative planning systems.

•	Many apparel companies that have traditionally relied on wholesale distribution channels have invested in expanding their own retail store and ecommerce distribution and consumer-facing technologies, which has increased competition in the retail market.

•	Competition for, and price volatility of, resources throughout the supply chain have increased, causing us and other apparel manufacturers to continue to seek alternative sourcing channels and create new efficiencies in our global supply chain. Trends affecting the supply chain include the proliferation of lower-cost sourcing alternatives, resulting in reduced barriers to entry for new competitors, and the impact of fluctuating prices of labor and raw materials. Trends such as these can bring additional pressure on us and other wholesalers and retailers to shorten lead-times, reduce costs and raise product prices.

•	Foreign currencies continue to be volatile. Significant fluctuations of the U.S. Dollar against various foreign currencies, including the Mexican Peso and British Pound, will impact our financial results, affecting translation, and revenue and operating margins.

•	The current sociopolitical environment has introduced greater uncertainty with respect to future potential tax and trade regulations. Such changes, including import tariffs or taxes, may require us to modify our current business practices and could have material adverse effect on our business and results of operations.

Our First Quarter 2017 Results

•	Net revenues. Compared to the first quarter of 2016, consolidated net revenues increased 4% on a reported basis and increased 5% on a constant-currency basis driven by higher revenues from expansion and improved performance of our retail network in all three regions.

•	Gross margin. Compared to the first quarter of 2016, consolidated gross profit decreased 2% due principally to higher sales allowance, primarily in the United States wholesale channel, and unfavorable transactional currency impact, primarily in Europe. This was partially offset by company-operated retail growth in Europe and Americas.

•	Operating income. Compared to the first quarter of 2016, consolidated operating income decreased by 7% and operating margin declined to 10%, primarily reflecting lower gross margin and higher selling, general and administrative expenses (“SG&A”) associated with our investment in retail expansion.

•	Cash flows. Cash flows provided by operating activities were $49 million for the three-month period in 2017 as compared to $46 million for the same period in 2016; the increase reflects lower payments to vendors for SG&A and an increase in cash received from customers.

Our 2016 Results

Our 2016 results reflect constant-currency net revenues growth and an increase in operating income.

•	Net revenues. Compared to 2015, consolidated net revenues increased by 1% on a reported basis and increased by 3% on a constant-currency basis, driven by higher retail revenues from the expansion and improved performance of our retail network performance in all three regions, partially offset by a decline in wholesale revenues in the United States.

•	Operating income. Compared to 2015, consolidated operating income increased by 7% and operating margin improved to 10%, primarily reflecting lower restructuring and restructuring-related charges in 2016 and an improvement in our constant-currency gross margin, partially offset by increased investment in retail and the effects of currency.

•	Cash flows. Cash flows provided by operating activities were $307 million for 2016 as compared to $218 million for 2015; the increase reflects higher trade receivable collections and lower payments associated with restructuring-related items and interest, offset by increased inventory levels.

Financial Information Presentation

Fiscal year. Our fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries end on November 30. Fiscal 2016 and 2015 were 52-week years ending on November 27, 2016, and November 29, 2015, respectively. Fiscal 2014 was a 53-week year ending on November 30, 2014. Each quarter of fiscal years 2016, 2015 and 2014 consisted of 13 weeks, with the exception of the fourth quarter of 2014, which consisted of 14 weeks.

Segments. We manage our business according to three regional segments: the Americas, Europe and Asia. Effective as of the beginning of 2015, our regional licensing revenue, previously recorded centrally in our Americas region, was revised to be recorded in our respective regions. Regional licensing revenues are not significant to any of our regional segments individually in any of the periods presented herein, and accordingly, business segment information for the prior periods has not been revised. Certain of our global expenses, including global e-commerce infrastructure, global brand merchandising and global brand marketing costs, that support all of our regional segments, are included in our Americas region segment operating income. Effective as of the beginning of 2017, certain of our global expenses that support all of our regional segments, including global e-commerce infrastructure and global brand merchandising, marketing and design, previously recorded centrally in our Americas region segment and Corporate expenses, have now been allocated to our three regional business segments, and reported in their operating results. Business segment information for the prior-year period has been revised to reflect the change in presentation.

Classification. Our classification of certain significant revenues and expenses reflects the following:

•

Net revenues is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated ecommerce sites and stores and at our company-operated shop-in-shops located within department stores. It includes discounts, allowances for estimated returns and incentives. Net revenues also include royalties earned from the use of our trademarks by third-party licensees in connection with the manufacturing, advertising and distribution of trademarked products.

•	Cost of goods sold is primarily comprised of product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers, and the cost of operating our remaining manufacturing facilities, including the related depreciation expense.

•	Selling costs include, among other things, all occupancy costs and depreciation associated with our company-operated stores and commissions associated with our company-operated shop-in-shops, as well as costs associated with our ecommerce operations.

•	We reflect substantially all distribution costs in SG&A, including costs related to receiving and inspection at distribution centers, warehousing, shipping to our customers, handling, and certain other activities associated with our distribution network.

Gross margins may not be comparable to those of other companies in our industry since some companies may include costs related to their distribution network and occupancy costs associated with company-operated stores in cost of goods sold.

Constant currency. Constant-currency comparisons are based on translating local currency amounts in the prior-year period at actual foreign exchange rates for the current year. We routinely evaluate our financial performance on a constant-currency basis in order to facilitate period-to-period comparisons without regard to the impact of changing foreign currency y exchange rates.

Results of Operations for Three Months Ended February 26, 2017, as Compared to Same Period in 2016

The following table summarizes, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Three Months Ended
	February 26, 2017	February 28, 2016	% Increase (Decrease)	February 26, 2017 % of Net Revenues	February 28, 2016 % of Net Revenues
	(Dollars in millions)
Net revenues	$1,102.0	$1,056.5	4.3%	100.0%	100.0%
Cost of goods sold	537.5	496.9	8.2%	48.8%	47.0%

Gross profit	564.5	559.6	0.9%	51.2%	53.0%
Selling, general and administrative expenses	456.2	441.2	3.4%	41.4%	41.8%
Restructuring, net	—	1.8	(98.8)%	—	0.2%

Operating income	108.3	116.6	(7.2)%	9.8%	11.0%
Interest expense	(19.9)	(14.9)	33.8%	(1.8)%	(1.4)%
Other income (expense), net	0.4	(2.2)	(118.4)%	—	(0.2)%

Income before income taxes	88.8	99.5	(10.7)%	8.1%	9.4%
Income tax expense	28.7	33.2	(13.5)%	2.6%	3.1%

Net income	60.1	66.3	(9.3)%	5.5%	6.3%
Net loss (income) attributable to noncontrolling interest	—	(0.5)	(104.9)%	—	—

Net income attributable to Levi Strauss & Co.	$60.1	$65.8	(8.6)%	5.5%	6.2%

Net revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period.

	Three Months Ended
			% Increase (Decrease)
	February 26, 2017	February 28, 2016	As Reported	Constant Currency
	(Dollars in millions)
Net revenues:
Americas	$577.9	$571.2	1.2%	2.0%
Europe	310.3	276.5	12.2%	14.6%
Asia	213.8	208.8	2.4%	2.4%

Total net revenues	$1,102.0	$1,056.5	4.3%	5.4%

Total net revenues increased on both a reported and constant-currency basis for the three-month periods ended February 26, 2017, as compared to the same prior-year period.

Americas. On both a reported basis and constant-currency basis, net revenues in our Americas region increased for the three-month period ended February 26, 2017, with currency affecting net revenues unfavorably by approximately $5 million.

Excluding the effects of currency, the increase in net revenues for the three-month period ended February 26, 2017 was due to higher revenues in Mexico and the performance and expansion of our company-operated retail network, including ecommerce, in the United States. This was mostly offset by lower wholesale revenues in the United States in our Levi’s® and Dockers® brands due to a soft retail environment.

Europe. Net revenues in Europe increased both on a reported basis and constant-currency basis for the three-month period ended February 26, 2017, with currency affecting net revenues unfavorably by approximately $6 million.

Constant-currency net revenues increased as a result of the expansion and strong performance of our company-operated and franchise store retail network, including e-commerce, as well as solid wholesale performance.

Asia. Net revenues in Asia increased on both a reported and constant-currency basis for the three-month period ended February 26, 2017 with currency affecting net revenues minimally.

The increase in net revenues was primarily due to the performance and expansion of our company-operated retail network, particularly company-operated outlet and e-commerce channels, partially offset by a decline in franchised stores and wholesale performance.

Gross profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Three Months Ended
	February 26, 2017	February 28, 2016	% Increase (Decrease)
	(Dollars in millions)
Net revenues	$1,102.0	$1,056.5	4.3%
Cost of goods sold	537.5	496.9	8.2%

Gross profit	$564.5	$559.6	0.9%

Gross margin	51.2%	53.0%

Currency translation unfavorably impacted gross profit by approximately $5 million for the three-month period ended February 26, 2017. Gross margin decreased principally due to higher allowances, primarily in the United States wholesale channel, and unfavorable transactional currency impact, primarily in Europe. This was partially offset by company-operated retail growth in Europe and Americas.

Selling, general and administrative expenses

The following table shows SG&A for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Three Months Ended
	February 26, 2017	February 28, 2016	% Increase (Decrease)	February 26, 2017 % of Net Revenues	February 28, 2016 % of Net Revenues
	(Dollars in millions)
Selling	$210.0	$191.0	10.0%	19.1%	18.1%
Advertising and promotion	52.7	57.5	(8.3)%	4.8%	5.4%
Administration	84.6	84.2	0.5%	7.7%	8.0%
Other	108.9	107.0	1.8%	9.9%	10.1%
Restructuring-related charges	—	1.5	(100.0)%	—	0.1%

Total SG&A	$456.2	$441.2	3.4%	41.4%	41.8%

Currency impacted SG&A favorably by approximately $3 million for the three-month period ended February 26, 2017.

Selling. Currency impacted selling expenses favorably by approximately $2 million for the three-month period ended February 26, 2017. Higher selling expenses primarily reflected costs associated with the expansion of our company-operated retail network. We had 51 more company-operated stores at the end of the first quarter of 2017 than we did at the end of the first quarter of 2016.

Advertising and promotion. Currency did not have a significant impact on advertising and promotion expenses for the three-month period ended February 26, 2017. The decrease in advertising and promotion expenses reflects the timing of production and media spend for our campaigns.

Administration. Administration expenses include functional administrative and organization costs. Currency did not have a significant impact on administration expenses for the three months ended February 26, 2017.

Other. Other SG&A includes distribution, information resources and marketing organization costs. Currency did not have a significant impact on other SG&A expenses for the three months ended February 26, 2017.

Restructuring-related charges. Restructuring-related charges consisted primarily of consulting fees incurred for our centrally-led cost-savings, productivity projects and transition-related projects, which were implemented through the end of 2016.

Operating income

The following table shows operating income by reporting segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Three Months Ended
	February 26, 2017	February 28, 2016	% Increase (Decrease)	February 26, 2017 % of Net Revenues		February 28, 2016 % of Net Revenues
	(Dollars in millions)
Operating income:
Americas	$90.4	$88.1	2.6%	15.6%		15.4%
Europe	64.5	50.9	26.7%	20.8%		18.4%
Asia	35.9	40.9	(12.1)%	16.8%		19.6%

Total regional operating income	190.8	179.9	6.1%	17.3	%*	17.0%

Corporate:
Restructuring, net	—	1.8	(98.8)%	—	*	0.2%
Restructuring-related charges	—	1.5	(100.0)%	—	*	0.1%
Other corporate staff costs and expenses	82.5	60.0	37.6%	7.5	%*	5.7%

Corporate expenses	82.5	63.3	30.3%	7.5	%*	6.0%

Total operating income	$108.3	$116.6	(7.1)%	9.8	%*	11.0%

Operating margin	9.8%	11.0%

*	Percentage of consolidated net revenues

Currency translation unfavorably affected total operating income by approximately $2 million for the three-month period ended February 26, 2017.

Regional operating income.

•	Americas. Currency translation unfavorably affected operating income in the region by approximately $2 million for the three-month period ended February 26, 2017. The increase in operating income is primarily due to lower SG&A expense for the region reflecting the timing of production and media spend for our campaigns.

•	Europe. Currency translation had no significant impact on operating income for the three-month period ended February 26, 2017. The increase in operating income is due to higher net revenues and gross margin partially offset by higher SG&A expense for the region to support retail expansion.

•	Asia. Currency translation unfavorably affected operating income in the region by approximately $1 million for the three-month period ended February 26, 2017. The decrease in operating income is due to higher SG&A expense for the region to support retail expansion.

Corporate. Corporate expenses represent costs that management does not attribute to any of our regional operating segments. Included in corporate expenses are restructuring and restructuring-related charges, other corporate staff costs, and costs associated with our global inventory sourcing organization. Currency translation did not have a significant impact on corporate expenses for the three-month periods ended February 26, 2017. As compared to the same prior-year period, corporate expenses increased primarily due to purchasing variances related to our global sourcing organization’s procurement of inventory on behalf of our regions.

Interest expense

Interest expense was $19.9 million for the three-month period ended February 26, 2017, as compared to $14.9 million for the same period in 2016. The increase in interest expense was primarily due to higher interest expense related to our deferred compensation plans.

Our weighted-average interest rate on average borrowings outstanding during the three months ended February 26, 2017 was 6.67%, as compared to 6.26% in the same period in 2016.

Other income (expense), net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions. For the three-month period ended February 26, 2017, we recorded income of $0.4 million, as compared to expense of $2.2 million for the same prior-year period. The income in the three-month period in 2017 primarily reflected net gains on our foreign currency denominated balances, mostly offset by net losses on our foreign exchange derivatives. The expenses in the three-month period in 2016 primarily reflected net losses on our foreign currency denominated balances, partially offset by net gains on our foreign exchange derivatives.

Income tax expense

The effective income tax rate was 32.3% for the three months ended February 26, 2017, compared to 33.4% for the same period ended February 28, 2016. The decrease in the effective tax rate in 2017 as compared to 2016 was primarily due to lower tax rates on foreign earnings.

Results of Operations for 2016, as Compared to 2015

The following table summarizes, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 27, 2016	November 29, 2015	% Increase (Decrease)	November 27, 2016 % of Net Revenues	November 29, 2015 % of Net Revenues
	(Dollars in millions)
Net revenues	$4,552.7	$4,494.5	1.3%	100.0%	100.0%
Cost of goods sold	2,223.7	2,225.5	(0.1)%	48.8%	49.5%

Gross profit	2,329.0	2,269.0	2.6%	51.2%	50.5%
Selling, general and administrative expenses	1,866.5	1,823.9	2.3%	41.0%	40.6%
Restructuring, net	0.3	14.1	(97.8)%	—	0.3%

Operating income	462.2	431.0	7.1%	10.2%	9.6%
Interest expense	(73.2)	(81.2)	(9.9)%	(1.6)%	(1.8)%
Loss on early extinguishment of debt	—	(14.0)	(100.0)%	—	(0.3)%
Other income (expense), net	18.2	(25.4)	(171.7)%	0.4%	(0.6)%

Income before income taxes	407.2	310.4	31.2%	8.9%	6.9%
Income tax expense	116.0	100.5	15.5%	2.5%	2.2%

Net income	291.2	209.9	38.7%	6.4%	4.7%
Net (income) loss attributable to noncontrolling interest	(0.2)	(0.5)	(65.5)%	—	—

Net income attributable to Levi Strauss & Co.	$291.0	$209.4	39.0%	6.4%	4.7%

Net revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period:

	Year Ended
			% Increase (Decrease)
	November 27, 2016	November 29, 2015	As Reported	Constant Currency
	(Dollars in millions)
Net revenues:
Americas	$2,682.9	$2,726.5	(1.6)%	(0.3)%
Europe	1,091.4	1,016.4	7.4%	10.0%
Asia	778.4	751.6	3.6%	6.1%

Total net revenues	$4,552.7	$4,494.5	1.3%	3.1%

As compared to the same period in the prior year, total net revenues were affected unfavorably by changes in foreign currency exchange rates across all regions.

Americas. Net revenues in our Americas region decreased on reported basis and remained relatively flat on a constant-currency basis, with currency affecting net revenues unfavorably by approximately $35 million.

Excluding the effects of currency, the continued weak environment for apparel retailers in the United States resulted in a decline in the United States wholesale net revenues. This decline was mostly offset by wholesale growth in Mexico and the improved performance and expansion of our company-operated retail network in the region, including e-commerce.

Europe. Net revenues in Europe increased on both reported and constant-currency bases, with currency affecting net revenues unfavorably by approximately $24 million.

Net revenues increased from the expansion and performance of our company-operated retail network, including e-commerce.

Asia. Net revenues in Asia increased on both reported and constant-currency bases, with currency affecting net revenues unfavorably by approximately $18 million.

The increase in net revenues was primarily due to the expansion and improved performance of our company-operated retail network, particularly company-operated outlet and e-commerce channels. Higher traditional wholesale revenues were partially offset by a decline in the Mainland China franchise channel as a result of weakened performance and an increase in franchisee support.

Gross profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Year Ended
	November 27, 2016	November 29, 2015	% Increase (Decrease)
	(Dollars in millions)
Net revenues	$4,552.7	$4,494.5	1.3%
Cost of goods sold	2,223.7	2,225.5	(0.1)%

Gross profit	$2,329.0	$2,269.0	2.6%

Gross margin	51.2%	50.5%

Currency translation unfavorably impacted gross profit by approximately $36 million. Gross margin improved primarily due to lower negotiated product costs and streamlined supply chain operations as well as international retail growth, partially offset by the unfavorable transactional impact of currency.

Selling, general and administrative expenses

The following table shows our SG&A for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 27, 2016	November 29, 2015	% Increase (Decrease)	November 27, 2016 % of Net Revenues	November 29, 2015 % of Net Revenues
	(Dollars in millions)
Selling	$776.7	$734.1	5.8%	17.1%	16.3%
Advertising and promotion	284.0	276.4	2.8%	6.2%	6.1%
Administration	351.9	364.4	(3.4)%	7.7%	8.1%
Other	446.7	418.3	6.8%	9.8%	9.3%
Restructuring-related charges	7.2	30.7	(76.6)%	0.2%	0.7%

Total SG&A	$1,866.5	$1,823.9	2.3%	41.0%	40.6%

Currency affected SG&A favorably by approximately $26 million as compared to the prior year. The constant-currency increase in SG&A reflected our strategic investments in our growth initiatives: direct-to-consumer retail and advertising.

Selling. Currency impacted selling expenses favorably by approximately $16 million as compared to the prior year. Higher selling expenses primarily reflected costs associated with the expansion of our company-operated store network. We had 41 more company-operated stores at the end of 2016 than we did at the end of 2015.

Advertising and promotion. Currency impacted advertising and promotion expense favorably by approximately $4 million as compared to the prior year. The slight increase as a percentage of net revenues reflected higher advertising investment as compared to the prior-year period, in line with our constant-currency revenue growth.

Administration. Currency impacted administration expenses favorably by approximately $3 million as compared to the prior year. As compared to 2015, administration expenses in 2016 reflect the recognition of approximately $7.0 million of benefit as a result of the resolution of a vendor dispute and the related reversal of liabilities recorded in a prior year. Lower organization costs, including salaries, benefits and long-term incentive compensation, also contributed to the decrease.

Other. Other SG&A includes distribution, information resources, and marketing organization costs. Currency impacted other SG&A expenses favorably by approximately $3 million as compared to the prior year. The increase in other SG&A primarily reflects higher information technology expenses and distribution costs. Additionally, we recorded a gain of $6.1 million in conjunction with the sale-leaseback of our distribution center in the United Kingdom in 2016 as compared to a $7.5 million gain recognized related to the sale of our finishing and distribution facility in Turkey in 2015.

Restructuring-related charges. Restructuring-related charges consist primarily of consulting fees incurred for our centrally-led cost-savings and productivity projects, as well as transition costs associated with our decision to outsource certain global business service activities. These related charges represent costs incurred associated with ongoing operations which will benefit future periods and thus were recorded in SG&A in our consolidated statements of income.

Restructuring, net

For the year ended November 27, 2016, we recognized restructuring charges, net, of $0.3 million, as compared to $14.1 million for the same period in 2015, related to our global productivity actions, consisting primarily of severance benefits, consulting fees and noncash pension and postretirement curtailment gains or losses.

Operating income

The following table shows operating income by reporting segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 27, 2016	November 29, 2015	% Increase (Decrease)	November 27, 2016 % of Net Revenues		November 29, 2015 % of Net Revenues
	(Dollars in millions)
Operating income:
Americas	$482.2	$523.7	(7.9)%	18.0%		19.2%
Europe	197.1	184.4	6.9%	18.1%		18.1%
Asia	105.1	121.6	(13.6)%	13.5%		16.2%

Total regional operating income	784.4	829.7	(5.5)%	17.2	%*	18.5	%*
Corporate:
Restructuring, net	0.3	14.1	(97.8)%	—	*	0.3	%*
Restructuring-related charges	7.2	30.7	(76.6)%	0.2	%*	0.7	%*
Other corporate staff costs and expenses	314.7	353.9	(11.1)%	6.9	%*	7.9	%*

Corporate expenses	322.2	398.7	(19.2)%	7.1	%*	8.9	%*

Total operating income	$462.2	$431.0	7.2%	10.2	%*	9.6	%*

Operating margin	10.2%	9.6%

*	Percentage of consolidated net revenues

Currency translation unfavorably affected total operating income by approximately $10 million as compared to the prior year.

Regional operating income.

•	Americas. Currency translation unfavorably affected operating income in the region by approximately $8 million as compared to the prior year. Lower constant-currency operating income and operating margin primarily reflected lower revenues and gross margin as well as increased investment in retail.

•	Europe. Currency translation favorably affected operating income by approximately $1 million as compared to the prior year. Operating income increased primarily due to the region’s higher net revenues, partially offset by increased investment in retail in the region and the unfavorable currency transaction impact of the British Pound. Operating margin remained consistent.

•	Asia. Currency translation unfavorably affected operating income by approximately $5 million as compared to the prior year. Lower constant-currency operating income and operating margin primarily reflected lower gross margin for the region as well as increased investment in retail and advertising, partially offset by higher revenues in the region.

Corporate. Corporate expenses represent costs that are not attributed to any of our regional operating segments. Included in corporate expenses are restructuring charges, the consulting fees incurred for our centrally-led cost-savings and productivity projects and other corporate staff costs. Currency translation did not have a significant impact on corporate expenses.

As compared to the prior year, other corporate staff costs and expenses decreased, primarily driven by lower restructuring and restructuring-related charges and a decrease in foreign currency transaction losses related to our global sourcing organization’s procurement of inventory on behalf of our foreign subsidiaries, of which approximately $23 million of the decrease is related to our Europe region and $10 million related to our Asia region.

Interest expense

Interest expense was $73.2 million for the year ended November 27, 2016, as compared to $81.2 million in the prior year. The decrease in interest expense was primarily due to lower average debt balances and lower average borrowing rates in 2016, resulting from our debt reduction and refinancing activities in 2015.

The weighted-average interest rate on average borrowings outstanding for 2016 was 6.37%, as compared to 6.72% for 2015.

Loss on early extinguishment of debt

For the year ended November 29, 2015, we recorded a loss of $14.0 million on early extinguishment of debt as a result of our debt refinancing activities during the year. The loss was comprised of redemption premiums of $7.5 million and the write-off of $3.5 million of unamortized debt issuance costs, and $3.0 million of other costs.

Other income (expense), net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions. For the year ended November 27, 2016, we recorded net other income of $18.2 million as compared to net other expense of $25.4 million for the prior year. The income in 2016 primarily reflected net gains on foreign exchange derivatives partially offset by losses on our foreign currency denominated balances, which economically hedge future foreign currency cash flow obligations. The majority of the net expense in 2015 reflected net losses on our foreign currency denominated balances, partially offset by net gains on foreign exchange derivatives.

Income tax expense

Income tax expense was $116.1 million for the year ended November 27, 2016, compared to $100.5 million for the prior year. Our effective income tax rate was 28.5% for the year ended November 27, 2016, compared to 32.4% for the prior year.

The decrease in the effective tax rate in 2016 as compared to 2015 is primarily due to a higher proportion of 2016 earnings in jurisdictions where we are subject to lower tax rates.

For the year ended November 27, 2016, management asserted indefinite reinvestment on $100.0 million of undistributed foreign earnings, as management determined that this amount is required to meet ongoing working capital needs in certain foreign subsidiaries; no U.S. income taxes have been provided for such earnings. If the Company were to repatriate such foreign earnings to the United States, the deferred tax liability associated with such earnings would have been approximately $26.6 million.

Results of Operations for 2015, as Compared to 2014

The following table summarizes, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 29, 2015	November 30, 2014	% Increase (Decrease)	November 29, 2015 % of Net Revenues	November 30, 2014 % of Net Revenues
	(Dollars in millions)
Net revenues	$4,494.5	$4,754.0	(5.5)%	100.0%	100.0%
Cost of goods sold	2,225.5	2,405.6	(7.5)%	49.5%	50.6%

Gross profit	2,269.0	2,348.4	(3.4)%	50.5%	49.4%
Selling, general and administrative expenses	1,823.9	1,906.1	(4.3)%	40.6%	40.1%
Restructuring, net	14.1	128.4	(89.0)%	0.3%	2.7%

Operating income	431.0	313.9	37.3%	9.6%	6.6%
Interest expense	(81.2)	(117.6)	(30.9)%	(1.8)%	(2.5)%
Loss on early extinguishment of debt	(14.0)	(20.3)	(31.2)%	(0.3)%	(0.4)%
Other income (expense), net	(25.4)	(22.1)	15.3%	(0.6)%	(0.5)%

Income before income taxes	310.4	153.9	101.7%	6.9%	3.2%
Income tax expense	100.5	49.6	102.9%	2.2%	1.0%

Net income	209.9	104.3	101.2%	4.7%	2.2%
Net (income) loss attributable to noncontrolling interest	(0.5)	1.8	(125.7)%	—	—

Net income attributable to Levi Strauss & Co.	$209.4	$106.1	97.4%	4.7%	2.2%

Net revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period:

	Year Ended
			% Increase (Decrease)
	November 29, 2015	November 30, 2014	As Reported	Constant Currency
	(Dollars in millions)
Net revenues:
Americas	$2,726.5	$2,862.9	(4.8)%	(2.7)%
Europe	1,016.4	1,143.3	(11.1)%	7.8%
Asia	751.6	747.8	0.5%	7.7%

Total net revenues	$4,494.5	$4,754.0	(5.5)%	1.2%

As compared to the same period in the prior year, total net revenues were affected unfavorably by changes in foreign currency exchange rates across all regions.

Americas. Net revenues in our Americas region decreased on both reported and constant-currency bases, with currency affecting net revenues unfavorably by approximately $62 million.

Net revenues decreased primarily due to the inclusion of an additional sales week in the prior year, since 2014 had 53 fiscal weeks compared to 52 weeks in 2015, as well as a decline at wholesale in sales of Dockers® brand women’s products due to our decision in the third quarter of 2014 to exit that business in the United States. Additionally, lower sales of both Levi’s® and Dockers® brand men’s products were offset by growth in Signature and Denizen® brands and at retail in Canada and Mexico.

Europe. Net revenues in Europe decreased on a reported basis but increased on a constant-currency basis, with currency affecting net revenues unfavorably by approximately $200 million.

Net revenues increased from the expansion and performance of our company-operated retail network, particularly in the U.K. and Russia markets.

Asia. Net revenues in Asia increased on both reported and constant-currency bases, with currency affecting net revenues unfavorably by approximately $50 million.

The increase in net revenues was primarily due to the expansion of our company-operated retail network as well as increased promotional activity across channels, primarily in China and India.

Gross profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Year Ended
	November 29, 2015	November 30, 2014	% Increase (Decrease)
	(Dollars in millions)
Net revenues	$4,494.5	$4,754.0	(5.5)%
Cost of goods sold	2,225.5	2,405.6	(7.5)%

Gross profit	$2,269.0	$2,348.4	(3.4)%

Gross margin	50.5%	49.4%

Currency translation unfavorably impacted gross profit by approximately $166 million. Gross margin improved primarily due to lower negotiated product costs and streamlined supply chain operations as well as price increases, partially offset by the unfavorable transactional impact of currency and product investment costs. Gross margin also benefited from our international retail growth.

Selling, general and administrative expenses

The following table shows our SG&A for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 29, 2015	November 30, 2014	% Increase (Decrease)	November 29, 2015 % of Net Revenues	November 30, 2014 % of Net Revenues
	(Dollars in millions)
Selling	$734.1	$730.9	0.4%	16.3%	15.4%
Advertising and promotion	276.4	272.8	1.3%	6.1%	5.7%
Administration	364.4	377.7	(3.5)%	8.1%	7.9%
Other	418.3	466.4	(10.3)%	9.3%	9.8%
Restructuring-related charges	30.7	27.6	11.3%	0.7%	0.6%
Lump-sum pension settlement loss	—	30.7	(100.0)%	—	0.6%

Total SG&A	$1,823.9	$1,906.1	(4.3)%	40.6%	40.1%

Currency affected SG&A favorably by approximately $113 million as compared to the prior year. The constant-currency increase in SG&A reflected our strategic investments in our growth initiatives: direct-to-consumer retail and advertising. The constant-currency decline in our administrative and other costs reflected savings resulting from our global productivity initiative.

Selling. Currency impacted selling expenses favorably by approximately $62 million as compared to the prior year. Higher selling expenses primarily reflected costs associated with the expansion of our company-operated store network and investment in our ecommerce business. We had 91 more company-operated stores at the end of 2015 than we did at the end of 2014.

Advertising and promotion. Currency impacted advertising and promotion expense favorably by approximately $15 million as compared to the prior year. The increase as a percentage of net revenues reflected higher advertising spend as compared to the prior-year period, and in line with our constant-currency revenue growth.

Administration. Currency impacted administration expenses favorably by approximately $16 million as compared to the prior year.

Other. Other SG&A includes distribution, information resources, and marketing organization costs. Currency impacted other SG&A expenses favorably by approximately $20 million as compared to the prior year. Lower costs primarily reflected information resources and marketing organization savings resulting from our global productivity initiative. Lower costs also reflected a gain of $7.5 million in conjunction with the sale of our finishing and distribution facility in Turkey in the second quarter of 2015.

Restructuring-related charges. Restructuring-related charges consist primarily of consulting fees incurred for our centrally-led cost-savings and productivity projects, as well as transition costs associated with our decision to outsource certain global business service activities. These related charges represent costs incurred associated with ongoing operations which will benefit future periods and thus were recorded in SG&A in our consolidated statements of income.

Lump-sum pension settlement loss. Settlement loss consists of a noncash pension settlement charge taken in the fourth quarter of 2014 related to an early pension settlement for our U.S. pension plans.

Restructuring, net

For the year ended November 29, 2015, we recognized restructuring charges, net, of $14.1 million, as compared to $128.4 million for the same period in 2014, related to the global productivity initiative, consisting primarily of severance benefits, consulting fees and noncash pension and postretirement curtailment gains or losses.

Operating income

The following table shows operating income by reporting segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 29, 2015	November 30, 2014	% Increase (Decrease)	November 29, 2015 % of Net Revenues		November 30, 2014 % of Net Revenues
	(Dollars in millions)
Operating income:
Americas	$523.7	$531.1	(1.4)%	19.2%		18.6%
Europe	184.4	181.0	1.8%	18.1%		15.8%
Asia	121.6	108.5	12.1%	16.2%		14.5%

Total regional operating income	829.7	820.6	1.1%	18.5	%*	17.3	%*
Corporate:
Restructuring, net	14.1	128.4	(89.0)%	0.3	%*	2.7	%*
Restructuring-related charges	30.7	27.6	11.3%	0.7	%*	0.6	%*
Lump-sum pension settlement loss	—	30.7	(100.0)%	—	*	0.6	%*
Other corporate staff costs and expenses	353.9	320.0	10.6%	7.9	%*	6.7	%*

Corporate expenses	398.7	506.7	(21.3)%	8.9	%*	10.7	%*

Total operating income	$431.0	$313.9	37.3%	9.6	%*	6.6	%*

Operating margin	9.6%	6.6%

*	Percentage of consolidated net revenues

Currency translation unfavorably affected total operating income by approximately $41 million as compared to the prior year.

Regional operating income.

•	Americas. Currency translation unfavorably affected operating income in the region by approximately $13 million as compared to the prior year. Higher constant-currency operating income and operating margin primarily reflected an improvement in the region’s gross margin, partially offset by increased investment in retail and advertising and lower net revenues in the region.

•	Europe. Currency translation unfavorably affected operating income by approximately $39 million as compared to the prior year. Operating income and operating margin increased primarily due to the region’s higher net revenues, partially offset by increased investment in retail in the region.

•	Asia. Currency translation unfavorably affected operating income by approximately $8 million as compared to the prior year. The improvement in operating income and operating margin primarily reflected an improvement in the region’s gross margin as well as the region’s higher revenues, partially offset by increased investment in retail and advertising in the region.

Corporate. Corporate expenses represent costs that are not attributed to any of our regional operating segments. Included in corporate expenses are restructuring charges, the consulting fees incurred for our centrally-led cost-savings and productivity projects, other corporate staff costs, and in 2014, the noncash pension settlement charge. Currency translation favorably affected corporate expenses by approximately $19 million.

As compared to the prior year, other corporate staff costs and expenses increased primarily due to foreign currency transaction losses in 2015 related to our global sourcing organization’s procurement of inventory on behalf of our foreign subsidiaries, of which approximately $25 million related to our Europe region and $6 million related to our Asia region; such amounts were immaterial in 2014.

Interest expense

Interest expense was $81.2 million for the year ended November 29, 2015, as compared to $117.6 million in the prior year. The decrease in interest expense was primarily due to lower average debt balances and lower average borrowing rates in 2015, resulting from our debt reduction and refinancing activities in 2014 and 2015.

The weighted-average interest rate on average borrowings outstanding for 2015 was 6.72%, as compared to 7.58% for 2014.

Loss on early extinguishment of debt

For the year ended November 29, 2015, we recorded a loss of $14.0 million on early extinguishment of debt as a result of our debt refinancing activities during 2015. The loss was comprised of tender and redemption premiums of $7.5 million, and the write-off of $3.5 million of unamortized debt issuance costs, and $3.0 million of other costs.

For the year ended November 30, 2014, we recorded a loss of $20.3 million on early extinguishment of debt as a result of our debt refinancing activities during 2014. The loss was comprised of redemption premiums of $15.2 million and the write-off of $5.1 million of unamortized debt issuance costs.

Other income (expense), net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions. For the year ended November 29, 2015, we recorded net expense of $25.4 million as compared to $22.1 million for the prior year. The net expense in 2015 reflected net losses on our foreign currency denominated balances, partially offset by net gains on foreign exchange derivatives. The expense in 2014 reflected losses on our foreign currency denominated balances as well as losses on foreign exchange derivatives.

Income tax expense

Income tax expense was $100.5 million for the year ended November 29, 2015, compared to $49.6 million for the prior year. Our effective income tax rate was 32.4% for the year ended November 29, 2015, compared to 32.2% for the prior year.

The increase in the effective tax rate in 2015 was primarily due to a one-time, incremental annual tax benefit associated with multi-year California Enterprise Zone credits recognized in 2014, partially offset by a $8.0 million discrete tax benefit recognized in 2015 attributable to deductions taken for losses on the investment in a consolidated subsidiary.

The effective tax rate in 2014 included a tax benefit that we recorded in 2014 as a result of reversing a deferred tax liability associated with the change in assertion during the period to indefinitely reinvest certain undistributed foreign earnings.

For the year ended November 29, 2015, management asserted indefinite reinvestment on $100.0 million of undistributed foreign earnings, as management determined that this amount is required to meet ongoing working capital needs in certain foreign subsidiaries; no U.S. income taxes have been provided for such earnings. If the Company were to repatriate such foreign earnings to the United States, the deferred tax liability associated with such earnings would have been approximately $26.5 million.

Liquidity and Capital Resources

Liquidity outlook

We believe we will have adequate liquidity over the next twelve months to operate our business and to meet our cash requirements.

Cash sources

We are a privately-held corporation. We have historically relied primarily on cash flows from operations, borrowings under credit facilities, issuances of notes and other forms of debt financing. We regularly explore financing and debt reduction alternatives, including new credit agreements, unsecured and secured note issuances, equity financing, equipment and real estate financing, securitizations and asset sales.

We are borrowers under a senior secured revolving credit facility. The facility is an asset-based facility, in which the borrowing availability is primarily based on the value of our U.S. Levi’s® trademarks and the levels of accounts receivable and inventory in the United States and Canada. The maximum availability under the facility is $850 million, of which $800 million is available to us for revolving loans in U.S. Dollars and $50 million is available to us for revolving loans either in U.S. Dollars or Canadian Dollars.

As of November 27, 2016, we did not have any borrowings under the credit facility. Unused availability under the facility was $784.3 million, as our total availability of $838.0 million, based on collateral levels as defined by the agreement, was reduced by $53.7 million of other credit-related instruments. As of February 26, 2017, we did not have any borrowings under the credit facility. Unused availability under the credit facility was $746.1 million, as our total availability of $799.1 million, based on collateral levels as defined by the agreement, was reduced by $53.0 million of other credit-related instruments.

As of November 27, 2016, we had cash and cash equivalents totaling approximately $375.6 million, resulting in a total liquidity position (unused availability and cash and cash equivalents) of $1.2 billion.

As of February 26, 2017, we had cash and cash equivalents totaling approximately $368.6 million, resulting in a total liquidity position (unused availability and cash and cash equivalents) of approximately $1.1 billion.

Cash uses

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt, payments of taxes, contributions to our pension plans and payments for postretirement health benefit plans, settlement of shares issued under our 2016 Equity Incentive Plan, as amended to date (“EIP”) and, if market conditions warrant, occasional investments in, or acquisitions of, business ventures in our line of business. In addition, we regularly evaluate our ability to pay dividends or repurchase stock, all consistent with the terms of our debt agreements. The following table presents selected cash uses in 2016 and the related projected cash uses for these items in 2017 as of November 27, 2016. There have been no material changes to our estimated cash requirements for 2017, except that potential payments in 2017 under the terms of the EIP have been reduced and are now estimated to range up to approximately $30 million.

	Cash Used in 2016	Projected Cash Uses in 2017
	(Dollars in millions)
Capital expenditures(1)	$103	$120
Interest	67	67
Federal, foreign and state taxes (net of refunds)	57	60
Pension plans(2)	32	53
Postretirement health benefit plans	14	14
Dividend(3)	60	70

Total selected cash requirements	$333	$384

(1)	Capital expenditures consist primarily of costs associated with information technology investments for ecommerce and investment in company-operated retail stores.

(2)	The 2017 pension contribution amounts will be recalculated at the end of the plans’ fiscal years, which for our U.S. pension plan is at the beginning of the Company’s third fiscal quarter. Accordingly, actual contributions may differ materially from those presented here, based on factors such as changes in discount rates and the valuation of pension assets.

(3)	Subsequent to the fiscal year end, on February 1, 2017, our Board of Directors declared a cash dividend of $70.0 million, payable in two $35 million installments. The Company expects to pay the first installment in the first quarter of 2017 and the second installment in the fourth quarter of 2017.

The following table provides information about our significant cash contractual obligations and commitments as of November 27, 2016:

	Payments Due or Projected by Period
	Total	2017	2018	2019	2020	2021	Thereafter
	(Dollars in millions)
Contractual and Long-term Liabilities:
Short-term and long-term debt obligations	$1,058	$39	$—	$—	$—	$—	$1,019
Interest(1)	422	67	64	63	61	61	106
Capital lease obligations	37	5	5	5	5	4	13
Operating leases(2)	669	159	122	99	79	61	106
Purchase obligations(3)	891	602	55	41	17	13	163
Postretirement obligations(4)	110	14	13	13	12	12	46
Pension obligations(5)	327	53	45	45	43	42	99
Long-term employee related benefits(6)	92	20	16	11	5	5	35

Total	$3,606	$959	$320	$277	$222	$198	$1,630

(1)	Interest obligations are computed using constant interest rates until maturity.

(2)	Amounts reflect contractual obligations relating to our existing leased facilities as of November 27, 2016, and therefore do not reflect our planned future openings of company-operated retail stores. For more information, see “Business—Properties.”

(3)	Amounts reflect estimated commitments of $468 million for inventory purchases, $203 million for sponsorship, naming rights and related benefits with respect to the Levi’s® Stadium, $220 million for human resources, advertising, information technology and other professional services.

(4)	The amounts presented in the table represent an estimate for the next ten years of our projected payments, based on information provided by our plans’ actuaries, and have not been reduced by estimated Medicare subsidy receipts, the amounts of which are not material. Our policy is to fund postretirement benefits as claims and premiums are paid. For more information, see Note 8 to our audited consolidated financial statements included in this prospectus.

(5)	The amounts presented in the table represent an estimate of our projected contributions to the plans for the next ten years based on information provided by our plans’ actuaries. For U.S. qualified plans, these estimates can exceed the projected annual minimum required contributions in an effort to level out potential future funding requirements and provide annual funding flexibility. The 2017 contribution amounts will be recalculated at the end of the plans’ fiscal years, which for our U.S. pension plan is at the beginning of the Company’s third fiscal quarter. Accordingly, actual contributions may differ materially from those presented here, based on factors such as changes in discount rates and the valuation of pension assets. For more information, see Note 8 to our audited consolidated financial statements included in this prospectus.

(6)	Long-term employee-related benefits primarily relate to the current and non-current portion of deferred compensation arrangements and workers’ compensation. We estimated these payments based on prior experience and forecasted activity for these items. For more information, see Note 12 to our audited consolidated financial statements included in this prospectus.

This table does not include amounts related to our uncertain tax positions of $29.1 million. We do not anticipate a material effect on our liquidity as a result of payments in future periods of liabilities for uncertain tax positions. The table also does not include amounts related to potential cash settlement of stock appreciation rights (“SARs”) put to the Company under the terms of our EIP. Based on the fair value of the Company’s stock and the number of shares outstanding as of November 27, 2016, future payments under the terms of the EIP could range up to approximately $70 million, which could become payable in 2017. These payments are contingent on the Company’s liquidity and the Board’s discretion.

Information in the two preceding tables reflects our estimates of future cash payments. These estimates and projections are based upon assumptions that are inherently subject to significant economic, competitive, legislative and other uncertainties and contingencies, many of which are beyond our control. Accordingly, our actual expenditures and liabilities may be materially higher or lower than the estimates and projections reflected in these tables. The inclusion of these projections and estimates should not be regarded as a representation by us that the estimates will prove to be correct.

Cash flows

The following table summarizes, for the periods indicated, selected items in our consolidated statements of cash flows:

	Three Months Ended		Year Ended
	February 26, 2017	February 28, 2016	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in millions)
Cash provided by operating activities	$49.0	$46.1	$306.6	$218.3	$232.9
Cash used for investing activities	(16.0)	(17.8)	(68.3)	(80.8)	(71.8)
Cash used for financing activities	(42.5)	(73.6)	(173.5)	(94.9)	(341.7)
Cash and cash equivalents	368.6	271.1	375.6	318.6	298.3

Three Months Ended February 26, 2017, as Compared to Same Period in 2016

Cash flows from operating activities

Cash provided by operating activities was $49.0 million for the three-month period in 2017, as compared to $46.1 million for the same period in 2016. The increase reflects lower payments to vendors for operating expenses and an increase in cash received from customers.

Cash flows from investing activities

Cash used for investing activities was $16.0 million for the three-month period in 2017, as compared to $17.8 million for the same period in 2016. The decrease in cash used for investing activities as compared to the prior year primarily reflected increased investment in information technology systems and distribution and proceeds from the settlement of our forward foreign exchange contracts.

Cash flows from financing activities

Cash used for financing activities was $42.5 million for the three-month period in 2017, as compared to $73.6 million for the same period in 2016. Cash used in 2017 primarily reflected the payment of a $35.0 million cash dividend. Cash used in 2016 primarily reflected net repayments on our senior revolving credit facility partially offset by proceeds from our senior revolving credit facility.

2016, as Compared to 2015

Cash flows from operating activities

Cash provided by operating activities was $306.6 million for 2016, as compared to $218.3 million for 2015. Cash provided by operating activities increased compared to the prior year primarily due to higher trade receivables collections and lower payments associated with restructuring-related items and interest, reflective of the increase in our operating income, offset by our higher inventory levels which are primarily driven by lower than anticipated demand in the U.S.

Cash flows from investing activities

Cash used for investing activities was $68.3 million for 2016, as compared to $80.8 million for 2015. The decrease in cash used for investing activities as compared to the prior year was primarily driven by proceeds from the settlement of our forward exchange contracts and cash received from the sale-leaseback of our distribution center in the United Kingdom, partially offset by investment in information technology systems and distribution.

Cash flows from financing activities

Cash used for financing activities was $173.5 million for 2016, as compared to $94.9 million for 2015. Cash used in 2016 primarily reflected net repayments on our senior revolving credit facility, the payment of a $60 million cash dividend in the second quarter of 2016 and the $36 million settlement of our Yen-denominated Eurobonds. Cash used in 2015 primarily reflected the payment of a $50 million cash dividend as well as our refinancing activities and debt reduction during the period.

2015, as Compared to 2014

Cash flows from operating activities

Cash provided by operating activities was $218.3 million for 2015, as compared to $232.9 million for 2014. Cash provided by operating activities decreased compared to the prior year primarily due to higher payments to vendors and higher pension payments, partially offset by an increase in cash received from customers, reflecting our higher beginning accounts receivable balance, lower cash used for inventory purchases, and lower interest payments.

Cash flows from investing activities

Cash used for investing activities was $80.8 million for 2015, as compared to $71.8 million for 2014. The increase in cash used for investing activities as compared to the prior year primarily reflects increased investment in information technology projects and retail expansion.

Cash flows from financing activities

Cash used for financing activities was $94.9 million for 2015, as compared to cash provided of $341.7 million for 2014. Cash used in both periods primarily related to our refinancing activities and debt reduction in each year.

Indebtedness

The borrower of substantially all of our debt is Levi Strauss & Co., the parent and U.S. operating company. Of our total debt of $1.04 billion as of February 26, 2017, we had fixed-rate debt of $1.02 billion (98.5% of total debt), net of capitalized debt issuance costs, and variable-rate debt of $15.8 million (1.5% of total debt). As of February 26, 2017, our required aggregate debt principal payments on our unsecured long-term debt were $1.02 billion in years after 2022. Short-term borrowings of $34.2 million at various foreign subsidiaries were expected to be either paid over the next twelve months or refinanced at the end of their applicable terms.

Our long-term debt agreements contain customary covenants restricting our activities as well as those of our subsidiaries. We were in compliance with all of these covenants as of February 26, 2017.

Subsequent Event—Senior Notes due 2027

On February 28, 2017, we issued €475 million in aggregate principal amount of 3.375% senior notes due 2027. On March 3, 2017, we completed a tender offer for $370.3 million of the 6.875% senior notes due 2022 and the remaining $154.7 million was called on March 31, 2017 for redemption on May 1, 2017. The remaining proceeds from the issuances of Senior Notes due 2027 as well as cash on hand will be used to complete the call redemption. The Company will record a net loss on the early extinguishment of debt of approximately $23 million. The estimated loss includes approximately $21 million of tender and call premiums on the retired debt. Debt issuance costs for the Senior Notes due 2027 are estimated at approximately $8 million. Refer to Note 14 “Subsequent Events” in the February 26, 2017 Form 10-Q for more information.

Effects of Inflation

We believe that inflation in the regions where most of our sales occur has not had a significant effect on our net revenues or profitability.

Investment and Credit Availability Risk

We manage cash and cash equivalents in various institutions at levels beyond FDIC coverage limits, and we purchase investments not guaranteed by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our investments or that their liquidity may be diminished. To mitigate this risk, our investment policy emphasizes preservation of principal and liquidity.

Multiple financial institutions are committed to provide loans and other credit instruments under our amended and restated senior secured revolving credit facility. There may be a risk that some of these institutions cannot deliver against these obligations in a timely manner, or at all.

Foreign Exchange Risk

The global scope of our business operations exposes us to the risk of fluctuations in foreign currency markets. This exposure is the result of certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. Our foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on our nonfunctional currency cash flows and selected assets or liabilities without exposing ourselves to additional risk associated with transactions that could be regarded as speculative.

We use a centralized currency management operation to take advantage of potential opportunities to naturally offset exposures against each other. For any residual exposures under management, we may enter into various financial instruments, including forward exchange contracts, to hedge certain forecasted transactions, as well as certain firm commitments, including third-party and intercompany transactions.

Our foreign exchange risk management activities are governed by a foreign exchange risk management policy approved by our Treasury committee. Members of our Treasury committee, comprised of a group of our senior financial executives, review our foreign exchange /activities in support of monitoring our compliance with policy. The operating policies and guidelines outlined in the foreign exchange risk management policy provide a framework that allows for a managed approach to the management of currency exposures while ensuring the activities are conducted within established parameters. Our policy includes guidelines for the organizational structure of our treasury risk management function and for internal controls over foreign exchange risk management activities, including various measurements for monitoring compliance. We monitor foreign exchange risk and related derivatives using different techniques, including a review of market value, sensitivity analysis and a value-at-risk model. We use the market approach to estimate the fair value of our foreign exchange derivative contracts.

We use derivative instruments to manage certain but not all exposures to foreign currencies. Our approach to managing foreign currency exposures is consistent with that applied in previous years. As of November 27, 2016, we had forward foreign exchange contracts to buy $674.9 million and to sell $364.9 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through February 2018.

As of November 29, 2015, we had forward foreign exchange contracts to buy $883.7 million and to sell $481.6 million against various foreign currencies. These contracts were at various exchange rates and expire at various dates through February 2017.

Derivative Financial Instruments

We are exposed to market risk primarily related to foreign currencies. We manage foreign currency risks with the objective to minimize the effect of fluctuations in foreign exchange rates on our nonfunctional currency cash flows and selected assets or liabilities without exposing ourselves to additional risk associated with transactions that could be regarded as speculative.

We are exposed to credit loss in the event of nonperformance by the counterparties to the over-the-counter forward foreign exchange contracts. However, we believe that our exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. We monitor the creditworthiness of our counterparties in accordance with our foreign exchange and investment policies. In addition, we have International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements in place with our counterparties to mitigate the credit risk related to the outstanding derivatives. These agreements provide the legal basis for over-the-counter transactions in many of the world’s commodity and financial markets.

The following table presents the currency, average forward exchange rate, notional amount and fair values for our outstanding forward contracts as of November 27, 2016, and November 29, 2015. The average forward exchange rate is the weighted average of the forward rates of the contracts for the indicated currency. The notional amount represents the U.S. Dollar equivalent amount of the foreign currency at the inception of the contracts, and is the net sum of all buy and sell transactions for the indicated currency. A net positive notional amount represents a position to buy the U.S. Dollar versus the exposure currency, while a net negative notional amount represents a position to sell the U.S. Dollar versus the exposure currency. All transactions will mature before the end of February 2018.

	As of November 27, 2016			As of November 29, 2015
	Average Forward Exchange Rate	Notional Amount	Fair Value	Average Forward Exchange Rate	Notional Amount	Fair Value
	(Dollars in thousands)
Currency
Australian Dollar	0.74	$1,957	$(472)	0.75	$6,455	$988
Canadian Dollar	1.33	30,711	366	1.27	23,899	2,476
Swiss Franc	0.97	(14,227)	(488)	0.99	(12,264)	(299)
Czech Koruna	24.30	(488)	(21)	24.54	(366)	(14)
Danish Krone	6.70	(2,357)	(96)	6.80	(1,311)	(39)
Euro	1.13	87,304	4,734	1.11	180,379	9,795
British Pound Sterling	1.32	67,935	5,945	1.53	53,569	602
Hong Kong Dollar	7.75	(5,096)	(2)	7.75	(1,107)	—
Hungarian Forint	278.41	(1,510)	(70)	287.35	(823)	(17)
Japanese Yen	112.16	44,648	(140)	118.59	32,590	1,227
South Korean Won	1,178.38	13,721	(41)	1,115.95	13,332	504
Mexican Peso	18.95	99,454	11,124	15.84	92,270	5,914
Malaysian Ringgit	—	—	—	3.46	65	65
Norwegian Krone	8.21	(1,686)	(73)	8.55	(1,327)	(20)
New Zealand Dollar	0.72	(4,172)	(75)	0.66	(2,890)	(53)
Polish Zloty	3.95	(4,078)	(412)	3.93	(8,827)	(237)
Swedish Krona	8.44	9,319	827	8.48	13,603	266
Singapore Dollar	1.41	(28,230)	(359)	1.38	(763)	(187)
South African Rand	15.71	16,721	(1,873)	12.84	15,620	2,268

Total		$309,926	$18,874		$402,104	$23,239

Interest rate risk

The following table provides information about our financial instruments that may be sensitive to changes in interest rates. The table presents principal (face amount) outstanding balances of our debt instruments and the related weighted-average interest rates for the years indicated based on expected maturity dates. All amounts are stated in U.S. Dollar equivalents.

	As of November 27, 2016							As of November 29, 2015 Total
	Expected Maturity Date						Total
	2017	2018	2019	2020	2021	Thereafter
	(Dollars in thousands)
Debt Instruments
Fixed Rate (US$)	$—	$—	$—	$—	$—	$1,025,000	$1,025,000	$1,025,000
Average Interest Rate	—	—	—	—	—	5.96%	5.96%	5.96%
Fixed Rate (Yen 4.0 billion)	—	—	—	—	—	—	—	32,634
Average Interest Rate	—	—	—	—	—	—	—	4.25%
Fixed Rate (Euro 300 million)	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
Variable Rate (US$)	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
Total Principal (face amount) of our debt instruments(1)	$—	$—	$—	$—	$—	$1,025,000	$1,025,000	$1,057,634

(1)	Excluded from this table are other short-term borrowings of $38.9 million as of November 27, 2016, consisting of term loans and revolving credit facilities at various foreign subsidiaries which we expect to either pay over the next twelve months or refinance at the end of their applicable terms. Of the $38.9 million, $11.5 million was fixed-rate debt and $27.4 million was variable-rate debt.

Off-Balance Sheet Arrangements, Guarantees and Other Contingent Obligations

Off-balance sheet arrangements and other. We have contractual commitments for non-cancelable operating leases; for more information, see Note 14 to our audited consolidated financial statements included in this prospectus. We participate in a multiemployer pension plan; however, our exposure to risks arising from participation in the plan and the extent to which we can be liable to the plan for other participating employers’ obligations are not material. We have no other material non-cancelable guarantees or commitments, and no material special-purpose entities or other off-balance sheet debt obligations.

Indemnification agreements. In the ordinary course of our business, the Company enters into agreements containing indemnification provisions under which the Company agrees to indemnify the other party for specified claims and losses. For example, the Company’s trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain such provisions. This type of indemnification provision obligates the Company to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct of Company employees, breach of contract by the Company including inaccuracy of representations and warranties, specified lawsuits in which the Company and the other party are co-defendants, product claims and other matters. These amounts generally are not readily quantifiable; the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. The Company has insurance coverage that minimizes the potential exposure to certain of such claims. The Company also believes that the likelihood of material payment obligations under these agreements to third parties is remote.

Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Changes in such estimates, based on newly available information, or different assumptions or conditions, may affect amounts reported in future periods.

We summarize our critical accounting policies below.

Revenue recognition. Net sales is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated and online stores and at our company-operated shop-in-shops located within department stores. We recognize revenue on sale of product when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectability is reasonably assured. Revenue is recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of our trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates as set forth in the licensing agreements.

We recognize allowances for estimated returns in the period in which the related sale is recorded. We recognize allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. We estimate non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Actual allowances may differ from estimates due to changes in sales volume based on retailer or consumer demand and changes in customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the accompanying consolidated statements of income.

Inventory valuation. We value inventories at the lower of cost or market value. Inventory cost is generally determined using the first-in first-out method. We include product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers, and the cost of operating our remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. We estimate quantities of slow-moving and obsolete inventory by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. In determining inventory market values, substantial consideration is given to the expected product selling price. We estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of disposition, and current consumer preferences. Estimates may differ from actual results due to changes in resale or market value, avenues of disposition, consumer and retailer preferences and economic conditions.

Impairment. We review our goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of our fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. We qualitatively assess goodwill impairment and non-amortized intangible assets to determine whether it is more likely than not that the fair value of a reporting unit or other non-amortized intangible asset is less than its carrying amount. During fiscal 2016, the Company performed this analysis examining key events and circumstances affecting fair value and determined it is more likely than not that the reporting unit’s fair value is greater than it carrying amount. As such, no further analysis was required. If goodwill and other non-amortized intangible assets are not qualitatively assessed and it is determined that it is not more likely than not that the reporting unit’s fair value is greater than its carrying amount, a two-step quantitative approach is utilized. In the first step, we compare the carrying value of the reporting unit or applicable asset to its fair value, which we estimate using a discounted cash flow analysis or by comparison to the market values of similar assets. If the carrying amount of the reporting unit or asset exceeds its estimated fair value, we perform the second step, and determine the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value. The assumptions used in such valuations are subject to volatility and may differ from actual results; however, based on the carrying value of our goodwill and other non-amortized intangible assets as of November 27, 2016, relative to their estimated fair values, we do not anticipate any material impairment charges in the near-term.

We review our other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of another long-lived asset exceeds the expected future undiscounted cash flows, we measure and record an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, we utilize the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Income tax assets and liabilities. The future effective tax rate will ultimately depend on the mix of earnings between domestic and foreign operations, the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be indefinitely reinvested outside of the United States, changes in tax laws and regulations and potential resolutions on tax examinations, refund claims and litigation. Remittances of foreign earnings to the United States are planned based on projected cash flow, working capital and investment needs of our foreign and domestic operations. Based on these assumptions, we estimate the amount that will be distributed to the United States and provide U.S. federal taxes on these amounts. Material changes in our estimates as to how much of our foreign earnings will be distributed to the United States or tax legislation that limits or restricts the amount of undistributed foreign earnings that we consider indefinitely reinvested outside the United States could materially impact our income tax provision and effective tax rate. Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise from examinations in various jurisdictions and assumptions and estimates used in evaluating the need for valuation allowance.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, we evaluate all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. Changes in the expectations regarding the realization of deferred tax assets could materially impact income tax expense in future periods.

We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step is, for those positions that meet the recognition criteria, to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that our view as to the outcome of these matters changes, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Employee benefits and incentive compensation

Pension and postretirement benefits. We have several non-contributory defined benefit retirement plans covering eligible employees. We also provide certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, we sponsor other retirement or post-employment plans for our foreign employees in accordance with local government programs and requirements. We retain the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations. Any of these actions, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance.

We recognize either an asset or liability for any plan’s funded status in our consolidated balance sheets. We measure changes in funded status using actuarial models which utilize an attribution approach that generally spreads individual events either over the estimated service lives of the remaining employees in the plan, or, for plans where participants will not earn additional benefits by rendering future service, over the plan participants’ estimated remaining lives. The attribution approach assumes that employees render service over their service lives on a relatively smooth basis and as such, presumes that the income statement effects of pension or postretirement benefit plans should follow the same pattern. Our policy is to fund our pension plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements.

Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical trend and mortality rates. We use a mix of actual historical rates, expected rates and external data to determine the assumptions used in the actuarial models. For example, we utilized a yield curve constructed from a portfolio of high-quality corporate bonds with various maturities to determine the appropriate discount rate to use for our U.S. benefit plans. Under this model, each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. We utilized country-specific third-party bond indices to determine appropriate discount rates to use for benefit plans of our foreign subsidiaries. Changes in actuarial assumptions and estimates, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance. For example, as of November 27, 2016, a 25 basis point change in the discount rate would yield an approximately three percent change in the projected benefit obligation and an approximately two percent change in the annual service cost of our pension plans, and an approximately two percent change in the projected benefit obligation and an approximately three percent change in the annual service cost of our postretirement benefit plan.

Employee incentive compensation. We maintain short-term and long-term employee incentive compensation plans. For our short-term plans, the amount of the cash bonus earned depends upon business unit and corporate financial results as measured against pre-established targets, and also depends upon the performance and job level of the individual. Our long-term plans are intended to reward certain levels of management for its long-term impact on our total earnings performance. Performance is measured at the end of a three-year period based on our performance over the period measured against certain pre-established targets such as the compound annual growth rates over the periods for net revenues and average margin of net earnings adjusted for certain items such as interest and taxes. We accrue the related compensation expense over the period of the plan, and changes in our projected future financial performance could have a material impact on our accruals.

Recently Issued Accounting Standards

See Note 1 to our audited and unaudited consolidated financial statements included in this prospectus for recently issued accounting standards, including the expected dates of adoption and estimated effects on our consolidated financial statements.

BUSINESS

Overview

From our California Gold Rush beginnings, we have grown into one of the world’s largest brand-name apparel companies. A history of responsible business practices, rooted in our core values, has helped us build our brands and engender consumer trust around the world. Under our Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands, we design, market and sell—directly or through third parties and licensees—products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear, and related accessories for men, women and children around the world.

An Authentic American Icon

Our Levi’s® brand has become one of the most widely recognized brands in the history of the apparel industry. Its broad distribution reflects the brand’s appeal across consumers of all ages and lifestyles. Its merchandising and marketing reflect the brand’s core attributes: authentic, courageous, confident, effortless, connected and purposeful.

Our Dockers® brand offers an alternative to suit dressing in the form of the American staple—the khaki pant. The Dockers® brand has evolved around the world as a market leader in the casual pant category, while also providing tops and accessories to complete a head-to-toe offering.

Our Global Reach

Our products are sold in more than 110 countries, grouped into three geographic regions: Americas, Europe and Asia. We support our brands throughout these regions through a global infrastructure, developing, sourcing and marketing our products around the world. Although our brands are recognized as authentically “American,” we derive approximately half of our net revenues from outside the United States. A summary of financial information for each geographical region, which comprise our three reporting segments, is found in Note 20 to our audited consolidated financial statements included in this prospectus. As a global company with sales and operations in foreign countries, we are subject to risks of doing business in foreign countries. See “Risk Factors”, specifically “Risks Relating to Our Industry—Our business is subject to risks associated with sourcing and manufacturing overseas” and “Risks Relating to Our Business—We are a global company with significant revenues and earnings generated internationally, which exposes us to political and economic risks as well as the impact of foreign currency fluctuations”.

Our products are sold in approximately 50,000 retail locations worldwide, including approximately 2,900 retail stores, both franchised and company-operated, and shop-in-shops dedicated to our brands. We distribute our Levi’s® and Dockers® products primarily through chain retailers and department stores in the United States and primarily through department stores, specialty retailers, franchised or other brand-dedicated stores and shop-in-shops outside of the United States. Levi’s® and Dockers® products are also sold through our brand-dedicated company-operated retail stores and through the ecommerce sites we operate, as well as the ecommerce sites operated by certain of our key wholesale customers and other third parties. We distribute Signature by Levi Strauss & Co.™ and Denizen® brand products primarily through mass channel retailers in the Americas.

Levi Strauss & Co. was founded in San Francisco, California, in 1853 and incorporated in Delaware in 1971. We conduct our operations outside the United States through foreign subsidiaries owned directly or indirectly by Levi Strauss & Co. We have headquarter offices in San Francisco, Brussels and Singapore. Our corporate offices are located at Levi’s Plaza, 1155 Battery Street, San Francisco, California 94111, and our main telephone number is (415) 501-6000.

Our common stock is primarily owned by descendants of the family of Levi Strauss and their relatives.

Our website—www.levistrauss.com—contains additional and detailed information about our history, our products and our commitments. Financial news and reports and related information about our company can be found at http://levistrauss.com/investors/financial-news. Information contained on our website is not incorporated by reference into this prospectus.

Our Business Strategies

Our goal is to generate and sustain profitable growth over the long term in order to significantly improve the value of the enterprise. The management team is focused on four key strategies to achieve this goal:

•	Drive the profitable core businesses. Our core businesses represent the greatest value on a brand, geographic, customer or business-segment basis. These include our men’s bottoms business for the Levi’s® brand globally and the Dockers® brand in the United States, including our iconic 501® jean and Dockers® khaki pant. We also consider our key international markets of France, Germany, Mexico and the United Kingdom, as well as key wholesale accounts globally, to be vital elements of our long-term growth strategies. We manage collaborative relationships with these wholesale accounts to focus on customer support, marketing planning, and inventory levels, in order to achieve mutual commercial success.

•	Expand the reach of our brands and build a more balanced portfolio. We believe we have opportunities to grow our two largest brands through new or expanded product categories, consumer segments and geographic markets. We are building upon our iconic brands, including our innovative design and marketing expertise, to deepen our connection with consumers and expand the reach and appeal of our brands globally. For example, we believe we can better serve the female consumer, and that there are significant opportunities in tops, outerwear and accessories. We also believe opportunities remain to expand in emerging and underpenetrated geographic markets, including China, India and Russia.

•	Become a world-class omni-channel retailer. We will continue to grow our direct-to-consumer business in brand-dedicated stores globally, including making selective investments in additional company-operated stores, dedicated ecommerce sites, franchisee and other dedicated store models. We believe these brand-dedicated stores represent an attractive opportunity to establish incremental distribution and sales, as well as to showcase the full breadth of our product offerings and deliver a consistent brand experience to the consumer.

•	Improve our cost structure to achieve operational excellence. We are focused on operational excellence to improve our long-term profitable growth, including stabilizing the work we have outsourced while delivering the anticipated financial savings, reducing our controllable cost structure and driving efficiencies by streamlining our product development, planning, and go-to-market strategies, implementing efficiencies across retail, supply chain and distribution networks and continuing to pursue practices that result in greater cost efficiencies. We will continue to balance our pursuit of improved organizational agility and marketplace responsiveness with our ongoing cost management efforts to improve the structural economics of the company.

Our Brands and Products

We offer a broad range of products, including jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories. Across all of our brands, pants—including jeans, casual pants and dress pants—represented approximately 77%, 81% and 82% of our total units sold in fiscal years 2016, 2015 and 2014, respectively. Men’s products generated approximately 76%, 77% and 77% of our total net sales in fiscal years 2016, 2015 and 2014, respectively.

Levi’s® Brand

The Levi’s® brand epitomizes classic American style and effortless cool and is positioned as the authentic, original and definitive jeanswear brand. Since their inception in 1873, Levi’s® jeans have become one of the most recognizable garments in the world—reflecting the aspirations and earning the loyalty of people for generations. Consumers around the world instantly recognize the distinctive traits of Levi’s® jeans—the double arc of stitching, known as the Arcuate Stitching Design, and the Red Tab Device, a fabric tab stitched into the back right pocket. The Levi’s® brand continues to evolve to meet the tastes of today’s consumers, driven by its distinctive pioneering and innovative spirit. Our range of leading jeanswear, other apparel items and accessories for men, women and children are available in more than 110 countries, allowing individuals around the world to express their personal style.

The Levi’s® brand encompasses a range of products. Levi’s® Red Tab™ products are the foundation of the brand, consisting of a wide spectrum of jeans and jeanswear offered in a variety of fits, fabrics, finishes, styles and price points intended to appeal to a broad spectrum of consumers. The line includes the iconic 501® jean, the original and best-selling five-pocket jean of all time. The line also incorporates a full range of jeanswear fits and styles designed specifically for women. Sales of Red Tab™ products represented the majority of our Levi’s® brand net sales in all three of our regions in fiscal years 2016, 2015 and 2014. We also offer premium products around the world including a range of premium pants, tops, shorts, skirts, jackets, footwear, and related accessories.

Our Levi’s® brand products accounted for approximately 85% of our total net sales in each of fiscal years 2016, 2015 and 2014, approximately half of which were generated in our Americas region.

Dockers® Brand

Founded in 1986, the Dockers® brand sparked a revolution in the way millions of men dressed around the world, shifting from the standard issue suit to a more casual look. Thirty years later, the Dockers® brand continues to embody the spirit of khakis and define business casual. Since its introduction, the brand has focused on men’s khakis and the essential clothing accessories to go with them.

Our Dockers® brand products accounted for approximately 10% of our total net sales in fiscal years 2016 and 2015, and 11% of our total net sales in fiscal year 2014. Although the substantial majority of these net sales were in the Americas region, Dockers® brand products are sold in more than 50 countries.

Signature by Levi Strauss & Co.™ Brand and Denizen® Brand

In addition to our Levi’s® and Dockers® brands, we offer two brands focused on consumers who seek high-quality and fashionable jeanswear at a value price. We offer denim jeans, casual pants, tops and jackets in a variety of fits, fabrics and finishes for men, women and kids under the Signature by Levi Strauss & Co.™ brand through the mass retail channel in the United States and Canada. The Denizen® brand was introduced in Target stores in the United States starting in 2011, and includes a variety of jeans to complement active lifestyles and to empower consumers to express their aspirations, individuality and attitudes at a value price point.

Signature by Levi Strauss & Co.™ brand and Denizen® brand products accounted for approximately 5% of our total net sales in fiscal years 2016 and 2015, and 4% of our total net sales in fiscal year 2014.

Licensing

The appeal of our brands across consumer groups and our global reach enable us to license our Levi’s® and Dockers® trademarks for a variety of product categories in multiple markets in each of our regions, including footwear, belts, wallets and bags, outerwear, sweaters, dress shirts, kidswear, sleepwear and hosiery. We also license our Signature by Levi Strauss & Co.™ and our Denizen® trademarks in various markets for certain product categories.

In addition to product category licenses, we enter into regional license agreements with third parties to produce, market and distribute our products in several countries around the world, including various Latin

American, Middle Eastern and Asia Pacific countries. Licensing accounted for approximately 2% of our total net revenues in each of fiscal years 2016, 2015 and 2014.

We enter into licensing agreements with our licensees covering royalty payments, product design and manufacturing standards, marketing and sale of licensed products, and protection of our trademarks. We require our licensees to comply with our code of conduct for contract manufacturing and engage independent monitors to perform regular on-site inspections and assessments of production facilities.

Sales, Distribution and Customers

We distribute our products through a wide variety of retail formats around the world, including chain and department stores, franchise stores and shop-in-shops dedicated to our brands, our own company-operated retail network, multi-brand specialty stores, mass channel retailers, and both company-operated and retailer ecommerce sites.

Multi-brand Retailers

We seek to make our products available where consumers shop, including offering products and related assortments that are appropriately tailored for our wholesale customers and their retail consumers. Our products are also sold through authorized third-party ecommerce sites. Sales to our top ten wholesale customers accounted for approximately 30% of our total net revenues in 2016 and approximately 31% of net revenues for both 2015 and 2014. No customer represented 10% or more of net revenues in any of these years. The loss of or significant business decline of any major wholesale customer could have a material adverse effect on one or more of our segments or on the company as a whole. See “Risk Factors”, specifically “Risks Relating to Our Business—We depend on a group of key wholesale customers for a significant portion of our revenues. A significant adverse change in a customer relationship or in a customer’s performance or financial position could harm our business and financial condition”.

Dedicated Stores

We believe retail stores dedicated to our brands are important for the growth, visibility, availability and commercial success of our brands, and they are an increasingly important part of our strategy for expanding distribution of our products. Our brand-dedicated stores are either operated by us or by independent third parties such as franchisees. In addition to the dedicated stores, we maintain brand-dedicated ecommerce sites that sell products directly to consumers.

Company-operated retail stores. Our company-operated ecommerce sites and retail stores, including both mainline and outlet stores, generated approximately 28%, 26% and 25% of our net revenues in fiscal 2016, 2015 and 2014, respectively. As of November 27, 2016, we had 697 company-operated stores, predominantly Levi’s® stores, located in 31 countries across our three regions. We had 234 stores in the Americas, 267 stores in Europe and 196 stores in Asia. During 2016, we added 68 company-operated stores and closed 27 stores.

Franchised and other stores. Franchised, licensed, or other forms of brand-dedicated stores operated by independent third parties sell Levi’s® and Dockers® products in markets outside the United States. There were approximately 1,300 of these stores as of November 27, 2016, and they are a key element of our international distribution. In addition to these stores, we consider our network of dedicated shop-in-shops, which are located within department stores and may be either operated directly by us or third parties, to be an important component of our retail distribution in international markets. Outside of the United States, approximately 400 dedicated shop-in-shops were operated directly by us and approximately 500 were operated by third parties as of November 27, 2016.

Seasonality of Sales

We typically achieve our largest quarterly revenues in the fourth quarter, reflecting the “holiday” season. In fiscal 2016, our net revenues in the first, second, third and fourth quarters represented 23%, 22%, 26% and 29%, respectively, of our total net revenues for the year. In fiscal 2015, our net revenues in the first, second, third and fourth quarters represented 23%, 23%, 25% and 29%, respectively, of our total net revenues for the year.

Our fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries end on November 30. Fiscal 2016 and 2015 were 52-week years, ending on November 27, 2016, and November 29, 2015, respectively. Fiscal 2014 was a 53-week year ending on November 30, 2014. Each quarter of fiscal years 2016, 2015 and 2014 consisted of 13 weeks, with the exception of the fourth quarter of fiscal 2014, which consisted of 14 weeks.

Marketing and Promotion

Our marketing is rooted in globally consistent brand messages that reflect the unique attributes of our brands, including the Levi’s® brand as the authentic and original jeanswear brand and the Dockers® brand as the definitive khaki. We support our brands with a diverse mix of marketing initiatives to drive consumer demand, such as through social media and digital and mobile outlets, sponsorships, product placement in leading fashion magazines and with celebrities, television and radio advertisements, personal sponsorships and endorsements, on-the-ground efforts such as street-level events and similar targeted “viral” marketing activities.

We also use our websites, www.levi.com, www.dockers.com, www.levistrausssignature.com, and www.denizen.com, in relevant markets to enhance consumer understanding of our brands and help consumers find and buy our products.

Sourcing and Logistics

Organization. Our global sourcing and logistics organizations are responsible for taking a product from the design concept stage through production to delivery to our customers. Our objective is to leverage our global scale to achieve product development and sourcing efficiencies and reduce total product and distribution costs while maintaining our focus on product quality, local service levels and working capital management.

Product procurement. We source nearly all of our products through independent contract manufacturers. The remainder is sourced from our company-operated manufacturing and finishing plants. See “Properties” for more information about those manufacturing facilities.

Sources and availability of raw materials. The principal fabrics used in our products include cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials used to produce them, primarily cotton. The price and availability of cotton may fluctuate substantially, depending on a variety of factors. The price fluctuations impact the cost of our products in future seasons due to the lead time of our product development cycle. Fluctuations in product costs can cause a decrease in our profitability if product pricing actions taken in response are insufficient or if those actions cause our wholesale customers or retail consumers to reduce the volumes they purchase.

Sourcing locations. We use numerous independent contract manufacturers located throughout the world for the production and finishing of our garments. We conduct assessments of political, social, economic, trade, labor and intellectual property protection conditions in the countries in which we source our products before placing production in those countries and on an ongoing basis.

In 2016, we sourced products from contractors located in approximately 25 countries around the world. We sourced products in North and South Asia, South and Central America (including Mexico and the Caribbean), Europe and Africa. No single country accounted for more than 15% of our sourcing in 2016.

Sourcing practices. Our sourcing practices include these elements:

•	We require all third-party contractors and subcontractors who manufacture or finish products for us to comply with our code of conduct relating to supplier working conditions as well as environmental, employment and sourcing practices. We also require our licensees to ensure that their manufacturers comply with our requirements.

•	Our code of conduct covers employment practices such as wages and benefits, working hours, health and safety, working age and discriminatory practices, environmental matters such as wastewater treatment and solid waste disposal, and ethical and legal conduct.

•	We regularly assess manufacturing and finishing facilities through periodic on-site facility inspections and improvement activities, including use of independent monitors to supplement our internal staff. We integrate review and performance results into our sourcing decisions.

We disclose the names and locations of our contract manufacturers to encourage collaboration among apparel companies in factory monitoring and improvement. We regularly evaluate and refine our code of conduct processes.

Logistics. We operate dedicated distribution centers in a number of countries. For more information, see “Properties.” Distribution center activities include receiving finished goods from our contractors and plants, inspecting those products, preparing them for retail presentation, and shipping them to our customers and to our own stores. Our distribution centers maintain a combination of replenishment and seasonal inventory. In certain locations around the globe, we have consolidated our distribution centers to service multiple countries. In addition, we outsource some of our logistics activities to third-party logistics providers.

Competition

The global apparel industry is highly competitive and fragmented. It is characterized by low barriers to entry, brands targeted at specific consumer segments, many regional and local competitors, and an increasing number of global competitors. Principal competitive factors include:

•	anticipating and responding to changing consumer demands and apparel trends in a timely manner;

•	developing high-quality, innovative products with relevant designs, fits, finishes, fabrics, style and performance features that meet consumer desires and trends;

•	maintaining favorable and strong brand name recognition and appeal through strong and effective marketing support and intelligence in diverse market segments;

•	securing desirable retail locations and presenting products effectively at company-operated retail and franchised and other brand-dedicated stores;

•	ensuring product availability at wholesale and direct-to-consumer channels, and at franchised and other brand-dedicated stores;

•	optimizing supply chain cost efficiencies and product development cycle lead times;

•	delivering compelling value for the price of our products in diverse market segments; and

•	generating competitive economics for wholesale customers, including retailers, franchisees, and distributors.

We face competition from a broad range of competitors at the global, regional and local levels in diverse channels across a wide range of retail price points, and some of our competitors are larger and have more resources than we do in the markets in which we operate. Our primary competitors include vertically integrated specialty stores, jeanswear brands, khakiwear brands, athletic wear companies, retailers’ private or exclusive labels, and certain ecommerce sites. For more information on the factors affecting our competitive position, see “Risk Factors.”

Trademarks

We have more than 5,000 trademark registrations and pending applications in approximately 180 jurisdictions worldwide, and we acquire rights in new trademarks according to business needs. Substantially all of our global trademarks are owned by Levi Strauss & Co., the parent and U.S. operating company. We regard our trademarks as our most valuable assets and believe they have substantial value in the marketing of our products. The Levi’s®, Dockers® and 501® trademarks, the Arcuate Stitching Design, the Tab Device, the Two Horse® Design, the Housemark and the Wings and Anchor Design are among our core trademarks.

We protect these trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries, particularly where our products are manufactured or sold. We work vigorously to enforce and protect our trademark rights by engaging in regular market reviews, helping local law enforcement authorities detect and prosecute counterfeiters, issuing cease-and-desist letters against third parties infringing or denigrating our trademarks, opposing registration of infringing trademarks, and initiating litigation as necessary. We currently are pursuing over 200 infringement matters around the world. We also work with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world.

Employees

As of November 27, 2016, we employed approximately 13,200 people, approximately 6,200 of whom were located in the Americas, 3,800 in Europe, and 3,200 in Asia. Approximately 1,900 of our employees were associated with the manufacturing and procurement of our products, 6,600 worked in retail, including seasonal employees, 1,300 worked in distribution and 3,400 were other non-production employees.

History and Corporate Citizenship

Our history and longevity are unique in the apparel industry. Our commitment to quality, innovation and corporate citizenship began with our founder, Levi Strauss, who infused the business with the principle of responsible commercial success that has been embedded in our business practices throughout our more than 160-year history. This mixture of history, quality, innovation and corporate citizenship contributes to the iconic reputations of our brands.

In 1853, during the California Gold Rush, Mr. Strauss opened a wholesale dry goods business in San Francisco that became known as “Levi Strauss & Co.” Seeing a need for work pants that could hold up under rough conditions, he and Jacob Davis, a tailor, created the first jean. In 1873, they received a U.S. patent for “waist overalls” with metal rivets at points of strain. The first product line designated by the lot number “501” was created in 1890.

In the 19th and early 20th centuries, our work pants were worn primarily by cowboys, miners and other working men in the western United States. Then, in 1934, we introduced our first jeans for women, and after World War II, our jeans began to appeal to a wider market. By the 1960s, they had become a symbol of American culture, representing a unique blend of history and youth. We opened our export and international businesses in the 1950s and 1960s. In 1986, we introduced the Dockers® brand of casual apparel which revolutionized the concept of business casual.

Throughout this long history, we have upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. We have engaged in a “profits through principles” business approach from the earliest years of the business. Among our milestone initiatives over the years, we integrated our factories two decades prior to the U.S. civil rights movement and federally mandated desegregation, we developed a comprehensive supplier code of conduct requiring safe and healthy working conditions among our suppliers (a first of its kind for a multinational apparel company), and we offered full medical benefits to domestic partners of employees prior to other companies of our size, a practice that is widely accepted today.

Properties

We conduct manufacturing, distribution and administrative activities in owned and leased facilities. We operate two manufacturing-related facilities abroad and seven distribution centers around the world. We have renewal rights for most of our property leases. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities and equipment are in good condition and are suitable for our needs. Information about our key operating properties in use as of November 27, 2016, is summarized in the following table:

Location	Primary Use	Leased/Owned
Americas
San Francisco, CA	Design and Product Development	Leased
Hebron, KY	Distribution	Owned
Canton, MS	Distribution	Owned
Henderson, NV	Distribution	Owned
Etobicoke, Canada	Distribution	Owned
Cuautitlan, Mexico	Distribution	Leased

Europe
Plock, Poland	Manufacturing and Finishing	Leased(1)
Northhampton, U.K.	Distribution	Leased(2)

Asia
Adelaide, Australia	Distribution	Leased
Cape Town, South Africa	Manufacturing, Finishing and Distribution	Leased

(1)	Building and improvements are owned but subject to a ground lease.

(2)	In the second quarter of 2016, we executed a sales-leaseback for this distribution center.

Our global headquarters and the headquarters of our Americas region are both located in leased premises in San Francisco, California. Our Europe and Asia headquarters are located in leased premises in Diegem, Belgium and Singapore, respectively. In addition to the above, we operate finance shared service centers in Eugene, Oregon and Singapore. We also operate a back-up data center located in Westlake, Texas. As of November 27, 2016, we also leased or owned 81 administrative and sales offices in 42 countries, as well as leased 12 warehouses in 6 countries.

In addition, as of November 27, 2016, we had 697 company-operated retail and outlet stores in leased premises in 31 countries. We had 234 stores in the Americas region, 267 stores in the Europe region and 196 stores in the Asia region.

Legal Proceedings

In the ordinary course of business, we have various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, trademark infringement and other matters. We do not believe any of these pending legal proceedings will have a material impact on our financial condition, results of operations or cash flows.

DIRECTORS AND EXECUTIVE OFFICERS

The following provides information about our directors and executive officers as of April 5, 2017.

Name	Age	Position
Stephen C. Neal(1)	68	Chairman of the Board of Directors
Charles V. Bergh	59	Director, President and Chief Executive Officer
Troy Alstead(2)(4)	54	Director
Jill Beraud(3)(4)	57	Director
Robert A. Eckert(1)(2)	62	Director
Spencer C. Fleischer(3)(4)	63	Director
Mimi L. Haas(1)(3)	70	Director
Peter E. Haas Jr.(1)(2)	69	Director
Christopher J. McCormick(3)(4)(6)	61	Director
Jenny Ming(4)	61	Director
Patricia Salas Pineda(1)(2)	65	Director
Carrie Ask(5)	47	Executive Vice President and President, Global Retail
Roy Bagattini	53	Executive Vice President and President, Levi Strauss Americas
James Curleigh	51	Executive Vice President and President, Global Brands
Seth M. Ellison	58	Executive Vice President and President, Europe
Seth R. Jaffe	60	Senior Vice President and General Counsel
David Love	54	Executive Vice President and President, Asia, Middle East and Africa
Kelly McGinnis	48	Senior Vice President, Corporate Affairs and Chief Communications Officer
Elizabeth O’Neill	45	Senior Vice President and Chief Supply Chain Officer
Marc Rosen	48	Executive Vice President and President, Global eCommerce
Harmit Singh	54	Executive Vice President and Chief Financial Officer
Elizabeth Wood	55	Senior Vice President and Chief Human Resources Officer

(1)	Member, Nominating, Governance and Corporate Citizenship Committee.

(2)	Member, Human Resources Committee.

(3)	Member, Finance Committee.

(4)	Member, Audit Committee.

(5)	Carrie Ask joined the Company on February 16, 2016.

(6)	Christopher J. McCormick joined the Board on April 13, 2016.

Peter E. Haas Jr. is a descendant of the family of our founder, Levi Strauss.

Directors

Stephen C. Neal, a director since 2007, is our Chairman of the Board, a position he has held since September 2011. He has also served as the Chairman of the law firm Cooley LLP since 2001, where he was also Chief Executive Officer from 2001 until 2008. In addition to his extensive experience as a trial lawyer on a broad range of corporate issues, Mr. Neal has represented and advised numerous boards of directors, special committees of boards and individual directors on corporate governance and other legal matters. Prior to joining Cooley in 1995, Mr. Neal was a partner at the law firm Kirkland & Ellis LLP. Mr. Neal also currently serves as advisor to the Family Council, an advisory body for the LS&Co. family shareholders and a liaison among and between family shareholders and the Board and senior management. Mr. Neal brings to the Board deep knowledge and broad experience in corporate governance as well as his perspectives drawn from advising many companies throughout his career.

Charles V. Bergh, a director since he joined the Company in September 2011, is our President and Chief Executive Officer. Prior to joining the Company, Mr. Bergh held a progression of leadership roles during his 28-year career at P&G. Mr. Bergh is currently a director of HP Inc. (“HPQ”) and previously served on the Board of Directors for VF Corporation and on the Singapore Economic Development Board. He also serves on the board of the Levi Strauss Foundation. Mr. Bergh brings to the Board his past experience as a leader of large, global consumer brands. Additionally, his position as our Chief Executive Officer makes him well-suited to be a member of our board of directors.

Troy Alstead, a director since 2012, is the founder of Harbor O5, which is developing a new consumer-facing concept to open in 2017, and founder of the Ocean5 Foundation focused on raising awareness and funding for sustainability of the world’s oceans and seas. In February 2016, he retired from Starbucks Corporation after 24 years with the company, having most recently served as Chief Operating Officer. Mr. Alstead previously held the positions of Group President, Chief Financial Officer and Chief Administrative Officer of Starbucks. He joined Starbucks in 1992, and over the years served in a number of operational, general management and finance roles. Mr. Alstead spent a decade in Starbucks international business, including roles as Senior Leader of Starbucks International, President of Europe, Middle East and Africa headquartered in Amsterdam and Chief Operating Officer of Starbucks Greater China headquartered in Shanghai. Mr. Alstead currently serves as director of TopGolf and Harley-Davidson. Mr. Alstead brings to the board his broad financial and business perspective developed over many years in the global consumer goods industry.

Jill Beraud, a director since 2013, is Chief Executive Officer of Ippolita (Seno Jewelry), a privately-held luxury jewelry company with distribution in high-end department stores, flagship stores and ecommerce sites, a position she has held since October 2015. Previously, she served as Executive Vice President for Tiffany & Co., with responsibility for its Global Retail Operations and oversight of strategic store development and real estate from October 2014 until June 2015. From 2011 to 2014, she served as Chief Executive Officer for Living Proof, Inc., a privately-held company that uses advanced medical and materials technologies to create hair care and skin care products for women. She served as President of Starbucks/Lipton Joint Ventures and Chief Marketing Officer of PepsiCo Americas Beverages from 2009 to 2011, and as PepsiCo’s Global Chief Marketing Officer from 2008 to 2009. Before PepsiCo, Ms. Beraud spent 13 years at Limited Brands in various roles, including Chief Marketing Officer of Victoria’s Secret and Executive Vice President of Marketing for its broader portfolio of specialty brands, including Bath & Body Works, C.O. Bigelow, Express, Henri Bendel, and Limited Stores. She served on the board of New York & Company from 2011 to 2015. Ms. Beraud brings to the Board her extensive marketing, social media and consumer branding experience, as well as her managerial and operational knowledge in the apparel and other consumer goods industries.

Robert A. Eckert, a director since 2010, is Operating Partner of FFL Partners, LLC (“FFL”), a private equity firm, a position he has held since September 2014. Mr. Eckert is also Chairman Emeritus of Mattel, Inc., a role he has held since January 2013. He was Mattel’s Chairman and Chief Executive Officer from 2000 until 2011, and he continued to serve as its Chairman until December 2012. He worked for Kraft Foods, Inc. for 23 years, and served as President and Chief Executive Officer from October 1997 until May 2000. From 1995 to 1997, Mr. Eckert was Group Vice President of Kraft Foods, and from 1993 to 1995, Mr. Eckert was President of the Oscar Mayer foods division of Kraft Foods. Mr. Eckert served on the board of Smart & Final Stores, Inc. from 2013 to 2014, prior to it becoming a publicly-traded company. He is currently a director of McDonald’s Corporation, Amgen, Inc., Eyemart Express Holdings, LLC, Enjoy Beer, LLC, and Quinn Company. Mr. Eckert brings to the Board his experience as a senior executive engaged with the dynamics of building global consumer brands through high performance expectations, integrity and decisiveness in driving businesses to successful results.

Spencer C. Fleischer, a director since 2013, is Managing Partner of FFL Partners, LLC (“FFL”), a private equity firm. Before co-founding FFL in 1997, Mr. Fleischer spent 19 years at Morgan Stanley & Company as an investment banker and senior leader where he led business units across the globe, including serving as Head of Investment Banking in Asia, Head of Corporate Finance for Europe and Head of Corporate Finance in San

Francisco. Mr. Fleischer currently serves as a director of The Clorox Company, Strategic Investment Group, and Transtar Holding Company. During the past five years, he was also a director of Banner Bank and its predecessor, American West Bank. Mr. Fleischer brings to the Board extensive and broad financial and international business perspectives developed over many years in both the investment banking and private equity industries.

Mimi L. Haas, a director since April 2014, is President of the Mimi and Peter Haas Fund, a position she has held since 1981. Mrs. Haas is also Vice Chair of the Board of Trustees and Chair of the Compensation Committee of the New York Museum of Modern Art; Vice Chair of the San Francisco Museum of Modern Art; and serves on the Board of Directors of Lincoln Center for the Performing Arts. She is also a member of the National Advisory Board of the Haas Center for Public Service at Stanford University, the Council on Foreign Relations, and of the Global Philanthropists Circle. Mrs. Haas is a Fellow at the Stanford Distinguished Careers Institute. She previously served as a director of The Terry Sanford Institute for Public Policy at Duke University, the San Francisco Symphony, San Francisco University High School, Summerbridge National, and Children Now. In addition, Mrs. Haas served on our Board from 2004 to 2006. Mrs. Haas brings to the Board her long and deep knowledge of the Company and her extensive experience in corporate citizenship endeavors.

Peter E. Haas Jr., a director since 1985, is the President of the Red Tab Foundation and a director of the Levi Strauss Foundation, a trustee of the Walter and Elise Haas Fund, an Honorary Board member of the Novato Youth Center, a Trustee Emeritus of the San Francisco Foundation, and Vice President of the Peter E. Haas Jr. Fund. Mr. Haas was one of our managers from 1972 to 1989. He was Director of Product Integrity of The Jeans Company, one of our former operating units, from 1984 to 1989. He served as Director of Materials Management for Levi Strauss USA in 1982 and Vice President and General Manager in the Menswear Division in 1980. Mr. Haas brings to the Board his deep knowledge of the Company resulting from his several operating roles at the Company combined with his long tenure on the Board.

Christopher J. McCormick, a director since April 2016, most recently served as President and CEO of L.L. Bean, Inc. from 2001 until 2016. Mr. McCormick joined L.L. Bean in 1983, previously serving in a number of senior and executive level positions in advertising and marketing. Prior to becoming President and CEO of LL Bean, he was Senior Vice President and Chief Marketing Officer from 2000-2001. Mr. McCormick brings to the Board his deep channel knowledge, ecommerce and direct marketing experience.

Jenny Ming, a director since September 2014, is President and Chief Executive Officer of Charlotte Russe Inc., a fast-fashion specialty retailer of apparel and accessories catering to young women, a position she has held since 2009. From March 1999 to October 2006, Ms. Ming served as President of Old Navy, a $7 billion brand in The Gap, Inc.’s portfolio, where she oversaw all aspects of Old Navy and its 900 retail clothing stores in the U.S. and Canada. Ms. Ming joined The Gap, Inc. in 1986, serving in various executive capacities at its San Francisco headquarters, and in 1994, she was a member of the executive team who launched Old Navy. Ms. Ming serves on the boards of Paper Source and Tower Foundation. She served as Special Advisor to the board of Barney’s New York from 2012 to 2016. She is also a member of the Committee of 100, a non-profit organization of accomplished Chinese Americans. Ms. Ming brings to the Board her extensive operational and retail leadership experience in the apparel industry.

Patricia Salas Pineda, a director since 1991, retired in October 2016 as Group Vice President of Hispanic Business Strategy for Toyota Motor North America, Inc., an affiliate of one of the world’s largest automotive firms, a position she held since May 2013. Ms. Pineda served Toyota Motor North America as Group Vice President of National Philanthropy and the Toyota USA Foundation from 2004 to 2013. During this period, Ms. Pineda also served as General Counsel and Group Vice President of Administration from 2006 to 2008 and as Group Vice President of Corporate Communications and General Counsel from 2004 to 2006. Ms. Pineda was Vice President of Legal, Human Resources and Government Relations, and Corporate Secretary of New United Motor Manufacturing, Inc. with which she had been associated since 1984. She served on the board of The Rand Corporation from 1995 to 2005. She is currently a Chairwoman and member of the Latino Corporate Directors

Association, a director of Frontier Airlines and a member of the advisory board of the Latinos and Society Program at The Aspen Institute. Ms. Pineda brings to the Board her expertise in government relations, regulatory oversight, corporate governance and human resources matters.

Executive Officers

Charles V. Bergh’s biography is set forth under the heading Directors above.

Carrie Ask is currently serving as our Executive Vice President and President of Global Retail since February 2016. Ms. Ask was previously with NIKE, Inc., where most recently she was Vice President and General Manager of Nike Stores North America. Ms. Ask held various leadership roles with NIKE, Inc. from 2012 to 2015, including Vice President and General Manager of Global Retail where she created and led the global retail strategy for Converse, a Nike subsidiary. Ms. Ask has more than 15 years of global retail and direct-to-consumer experience. Prior to Nike, she held retail and merchandising positions at Petco Animal Supplies, Inc. from 2009 to 2012, at Target Corporation from 2004 to 2009 and at Booth Creek Natural Foods, LLC from 2003 to 2004. Her early career started in consulting with McKinsey & Company, and prior to that she was an officer in the U.S. Navy for five years.

Roy Bagattini is currently serving as our Executive Vice President and President of our Americas region, a position he has held since June 2016. Mr. Bagattini joined the Company in June 2013 as Executive Vice President and President for Asia, Middle East and Africa (“AMA”) region. Mr. Bagattini was Senior Vice President for Asia and Africa at Carlsberg Group, a leading brewing and beverage company, from 2009 to 2013. Prior to that, Mr. Bagattini served in a variety of executive and leadership roles in Russia, China, India and the United States for SABMiller plc, one of the world’s largest brewing companies, from 1991 to 2009.

James Curleigh is currently serving as our Executive Vice President and President of the Global Brands, a position he has held since June 2016. Mr. Curleigh joined the Company in July 2012 as Executive Vice President and President of the Global Levi’s® Brand. Prior to joining the Company, Mr. Curleigh served as the President and Chief Executive Officer of Keen Footwear, Inc., a footwear and accessory company, from March 2008 to May 2012. Before Keen, he was President and Chief Executive Officer of Salomon Sports North America, an innovative performance sports company, from 2001 to 2007. He also established and led TaylorMade adidas golf division in Europe and held various leadership positions in the London office of M&M Mars, a global consumer goods company.

Seth M. Ellison is currently serving as our Executive Vice President and President of our Europe region. Mr. Ellison joined the Company in September 2012 as Executive Vice President and President of the Global Dockers® Brand before assuming his current role in July 2013. Prior to joining the Company, Mr. Ellison was Executive Vice President and Chief Commercial Officer at Alternative Apparel from February 2009 to July 2012. Before Alternative Apparel, Mr. Ellison was President of the Swimwear Group at Perry Ellis from 2005 to 2009, and held various leadership positions at NIKE, Inc. from 1996 to 2005, including Vice President and General Manager of Nike EMEA Apparel and President of Hurley.

Seth R. Jaffe is currently serving as our Senior Vice President and General Counsel, a position he has held since September 2011. Prior to joining the Company, Mr. Jaffe served as Senior Vice President, General Counsel and Secretary of Williams-Sonoma, Inc. from January 2002 to August 2011. From 2000 to 2001, Mr. Jaffe served as Chief Administrative Officer and General Counsel of CareThere, Inc., a healthcare technology company. Mr. Jaffe also held various legal roles at the Company from 1984 to 1999 with increasing responsibilities in the United States and Europe during that time.

David Love is currently serving as our Executive Vice President and President of our Asia, Middle East and Africa region, a position he has held since September 2016. Mr. Love assumed his current role after having served as President and Chief Supply Chain Officer since 2004. In 2015, Mr. Love also served as Chief

Transformation Officer, leading the Company’s centrally-led cost-savings and global productivity initiative. Mr. Love is responsible for development, sourcing and delivery of our products worldwide. Previously, Mr. Love was Vice President of our U.S. Supply Chain organization from 2001 to 2004 and Senior Director of Product Services for the U.S. Levi’s® brand from 1999 to 2001. From 1981, when he joined the Company, to 2001, Mr. Love held various managerial positions.

Kelly McGinnis is currently serving as our Senior Vice President of Corporate Affairs and Chief Communications Officer, a position she has held since August 2013. Prior to joining the Company, Ms. McGinnis served as Vice President of Global Communications at Dell Inc. from March 2010 to 2013. Before Dell, from March 2008 to 2010, she was President of Axicom U.S., a global technology public relations company. From 2001 to 2008, Ms. McGinnis was a senior partner at Fleishman-Hillard, Inc. and served as general manager of the firm’s San Francisco office.

Elizabeth O’Neill currently serves as our Senior Vice President and Chief Supply Chain Officer a position she has held since 2016. Ms. O’Neill joined the Company in September 2013 as Senior Vice President, Product Development & Sourcing, overseeing sourcing strategy and production of over 150 million units annually, produced in 20 countries with over 150 suppliers and vendors worldwide. Prior to joining LS&Co, Ms. O’Neill was at Gap, Inc., in leadership roles in both Gap Brand and Old Navy, overseeing sourcing and production management for Gap’s global brands, from 2001 to 2013. Ms. O’Neill previously spent several years at The Disney Store in Los Angeles and Abercrombie and Fitch in Ohio, holding positions in both merchandising and product management.

Marc Rosen is currently serving as our Executive Vice President and President of Global eCommerce, a position he has held since April 2014. He is responsible for leading the Company’s global ecommerce business to drive new growth, consumer loyalty and sustainable profitability. Mr. Rosen brings more than 20 years of retail and ecommerce leadership to the role, most recently as Senior Vice President of Global eCommerce at Wal-Mart Stores, Inc., a role he held from January 2011 to April 2014. He was responsible for designing, building, operating and expanding Wal-Mart’s ecommerce platforms globally. From January 2006 to December 2010, Mr. Rosen was Senior Vice President of Information Systems, with responsibility for Wal-Mart’s global merchandising, supply chain and store systems. He also held senior leadership positions for Wal-Mart’s international business unit and Ernst & Young LLP. He currently serves on the board of directors of Arby’s Restaurants.

Harmit Singh is currently serving as our Executive Vice President and Chief Financial Officer, a position he has held since January 2013. He is responsible for managing the Company’s finance, information technology, strategic sourcing and global business services functions globally. Previously, Mr. Singh was Executive Vice President and Chief Financial Officer of Hyatt Hotels Corporation from August 2008 to December 2012. Prior to that, he spent 14 years at Yum! Brands, Inc. in a variety of global leadership roles including Senior Vice President and Chief Financial Officer of Yum Restaurants International from 2005 to 2008. Before joining Yum!, Mr. Singh worked in various financial capacities for American Express India & Area Countries. Mr. Singh served on the board of directors and was also the Audit Committee Chair of Avendra, LLC through August 2012. In October 2016, Harmit was named to the board of directors of Buffalo Wild Wings Inc., the owner, operator and franchisor of Buffalo Wild Wings® restaurants.

Elizabeth Wood is currently serving as our Senior Vice President and Chief Human Resources Officer. Ms. Wood joined the Company in November 2014 as Interim Chief Human Resources Officer and assumed the role permanently in May 2015. Previously, Ms. Wood was Senior Vice President of Human Resources at Toys “R” Us, Inc. from May 2013 to August 2014. Prior to that, she served as Executive Vice President of Human Resources at The Warnaco Group, Inc. from September 2005 to March 2013. Ms. Wood is an experienced retail executive with a deep background in apparel. She has also worked at Brooks Brothers Group, Inc. and Marks and Spencer Group plc, and has expertise in shepherding brands and businesses through transformational change.

Our Board of Directors

Our board of directors currently has eleven members. Our board is divided into three classes with directors elected for overlapping three-year terms. The term for directors in Class I (Ms. Beraud, Mr. Fleischer, Mr. McCormick, and Mr. Neal) will end at our annual stockholders’ meeting in 2020. The term for directors in Class II (Mrs. Haas, Mr. P. E. Haas Jr. and Ms. Ming) will end at our annual stockholders’ meeting in 2018. The term for directors in Class III (Mr. Alstead, Mr. Bergh, Mr. Eckert and Ms. Pineda) will end at our annual stockholders’ meeting in 2019.

Committees. Our board of directors has four standing committees.

•	Audit. Our Audit Committee provides assistance to the board in the board’s oversight of the integrity of our financial statements, financial reporting processes, internal controls systems and compliance with legal requirements. The committee meets with our management regularly to discuss our critical accounting policies, internal controls and financial reporting process and our financial reports to the public. The committee also meets with our independent registered public accounting firm and with our financial personnel and internal auditors regarding these matters. The committee also examines the independence and performance of our internal auditors and our independent registered public accounting firm. The committee has sole and direct authority to engage, appoint, evaluate and replace our independent auditor. Both our independent registered public accounting firm and our internal auditors regularly meet privately with this committee and have unrestricted access to the committee. The Audit Committee held eight meetings during 2016.

—Members: Mr. Alstead (Chair), Ms. Beraud, Mr. Fleischer, Mr. McCormick and Ms. Ming.

Each of Messrs. Alstead and Fleischer have been determined to be our Audit Committee financial experts as currently defined under SEC rules. We believe that the composition of our Audit Committee meets the criteria for independence under, and the functioning of our Audit Committee complies with the applicable requirements of, the Sarbanes-Oxley Act and SEC rules and regulations.

•	Finance. Our Finance Committee provides assistance to the board in the board’s oversight of our financial condition and management, financing strategies and execution and relationships with stockholders, creditors and other members of the financial community. The Finance Committee held five meetings in 2016 and otherwise acted by unanimous written consent.

—Members: Mr. Fleischer (Chair), Ms. Beraud, Mrs. Haas and Mr. McCormick.

•	Human Resources. Our Human Resources Committee provides assistance to the board in the board’s oversight of our compensation, benefits and human resources programs and of senior management performance, composition and compensation. The committee reviews our compensation objectives and performance against those objectives, reviews market conditions and practices and our strategy and processes for making compensation decisions and approves (or, in the case of our chief executive officer, recommends to the Board) the annual and long term compensation for our executive officers, including our long term incentive compensation plans. The committee also reviews our succession planning, diversity and benefit plans. The Human Resources Committee held four meetings in 2016.

—Members: Mr. Eckert (Chair), Mr. Alstead, Mr. P.E. Haas Jr. and Ms. Pineda.

•	Nominating, Governance and Corporate Citizenship. Our Nominating, Governance and Corporate Citizenship Committee is responsible for identifying qualified candidates for our board of directors and making recommendations regarding the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance matters, reporting and making recommendations to the board concerning corporate governance matters, reviewing the performance of our chairman and chief executive officer and determining director compensation. The committee also assists the board with oversight and review of corporate citizenship and sustainability matters which may have a significant impact on the Company. The Nominating, Governance and Corporate Citizenship Committee held four meetings in 2016.

—Members: Mr. Neal (Chair), Mr. Eckert, Mrs. Haas, Mr. P.E. Haas Jr. and Ms. Pineda.

Board Composition and Risk Management Practices

Board Leadership

While our by-laws do not require separation of the offices of chairman and chief executive officer, these positions are held by different individuals. The Board believes that the separation of the roles of chairman and chief executive officer is a matter to be addressed as part of the succession planning process for those roles and that it is in the best interests of the Company for the board, upon the review and advice of the Nominating, Governance and Corporate Citizenship Committee, to make such a determination when it elects a new chairman or chief executive officer or otherwise as the circumstances may require.

Board Selection Criteria

According to the board’s written membership policy, the board seeks directors who are committed to the values of the Company and are, by reason of their character, judgment, knowledge and experience, capable of contributing to the effective governance of the Company. Additionally, the board is committed to maintaining a diverse and engaged board of directors composed of both stockholders and non-stockholders. Upon any vacancy on the board, it seeks to fill that vacancy with any specific skills, experiences or attributes that will enhance the overall perspective or functioning of the board.

Board’s Role in Risk Management

Management is responsible for the day-to-day management of the risks facing the Company, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. Management engages the board in discussions concerning risk periodically and as needed, and addresses the topic as part of the annual planning discussions where the board and management review key risks to the Company’s plans and strategies and the mitigation plans for those risks. In addition, the Audit Committee of the board has the responsibility to review the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, with management, the senior internal auditing executive and the independent registered public accounting firm.

Worldwide Code of Business Conduct

We have a Worldwide Code of Business Conduct which applies to all of our directors and employees, including the chief executive officer, the chief financial officer, the controller and our other senior financial officers. The Worldwide Code of Business Conduct covers a number of topics including:

•	accounting practices and financial communications;

•	conflicts of interest;

•	confidentiality;

•	corporate opportunities;

•	insider trading; and

•	compliance with laws.

A copy of the Worldwide Code of Business Conduct is an exhibit to our Annual Report on Form 10-K for 2016.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis For Named Executive Officers

The Compensation Discussion and Analysis describes our compensation program, the compensation decisions we made under our program, and the reasoning underlying those decisions. This discussion and analysis focuses on the compensation of our named executive officers, who in fiscal 2016 were:

•	Charles V. Bergh, President and Chief Executive Officer (“CEO”)

•	Harmit Singh, Executive Vice President and Chief Financial Officer (“CFO”)

•	Carrie Ask, Executive Vice President and President, Global Retail

•	Roy Bagattini, Executive Vice President and President, Americas

•	Seth Ellison, Executive Vice President and President, Europe

Our compensation policies and programs are designed to support the achievement of our strategic business plans by motivating, retaining and attracting exceptional talent. Our ability to compete effectively in the marketplace depends on the knowledge, capabilities and integrity of our leaders. Our compensation programs help create a high-performance, outcome-driven and principled culture by holding leaders accountable for delivering results, developing our employees and exemplifying our core values. In addition, we believe that our compensation policies and programs for leaders and employees are appropriately balanced, reinforcing short-term and long-term results, and as such would not drive behavior that would have a material adverse effect on the Company.

The Human Resources Committee (the “HR Committee”) of our Board of Directors (the “Board”) is responsible for overseeing our executive compensation practices. Each year, the HR Committee conducts a review of our compensation and benefits programs to assess whether the programs are aligned with our business strategies, the competitive practices of our peer companies and our stockholders’ interests.

Compensation Philosophy and Objectives

Our executive compensation philosophy, which applies to all members of our executive leadership team, focuses on the following key goals:

•	Motivate, retain, and attract high performing talent in an extremely competitive marketplace

¡	Our ability to achieve our strategic business plans and compete effectively in the marketplace is based on our ability to motivate, retain, and attract exceptional leadership talent in a highly competitive talent market.

•	Deliver competitive compensation for achievement of annual and long-term results

¡	We provide competitive total compensation opportunities that are intended to motivate, retain, and attract a highly capable and results-driven executive team, with the majority of compensation based on the achievements of long-term performance results.

•	Align the interests of our executives with those of our stockholders

¡	Our programs offer compensation incentives that are intended to motivate executives to enhance total stockholder return. These programs align certain elements of compensation with our achievement of corporate growth objectives (including defined financial targets and increases in stockholder value) as well as individual performance.

Policies and Practices for Establishing Compensation Packages

Elements of compensation

The HR Committee establishes the elements of compensation for our executives after an extensive review of market data on the executives from the peer group described below. The HR Committee reviews each element of compensation independently and in the aggregate to determine the right mix of elements, and associated amounts, for each executive that it believes best helps us further our goals of motivating and retaining our executives, achieving our strategic business plans, and enhancing total stockholder return.

A consistent approach is used across the executive leadership team when establishing each compensation element. However, the HR Committee (and the Board with respect to the CEO) maintains flexibility to exercise its independent judgment in how it applies the standard approach to each executive, taking into account unique considerations existing at an executive’s time of hire, promotion or annual performance review, and the current and future estimated value of previously granted long-term incentives, both performance and time-vested.

Competitive peer group

In determining the design and the amount of each element of compensation, the HR Committee, with the assistance of its compensation consultant, conducts a thorough annual review of competitive market information. The HR Committee reviews data from major published surveys and proxy information of peer companies in the consumer products, apparel and retail industry segments. The peer group is comprised of companies with median revenue and other industry related characteristics (such as apparel, retail and select consumer products companies with premium branded products) that are comparable to us and that we compete with for executive talent. The peer group used in establishing our executives’ 2016 compensation packages is presented below.

Company Name
Abercrombie & Fitch Co.*	Hanesbrands Inc.*
Aéropostale, Inc.*	Hasbro, Inc.
American Eagle Outfitters, Inc.*	J. C. Penney Company, Inc.
Avon Products, Inc.	L Brands, Inc.*
Burberry Group Plc	Mattel, Inc.
The Clorox Company	NIKE, Inc.*
Coach, Inc.*	Nordstrom, Inc.
Dillard’s, Inc.	PVH Corp.*
The Estée Lauder Companies Inc.	Ralph Lauren Corporation*
Foot Locker, Inc.	Tiffany & Co.
The Gap, Inc.*	VF Corporation*
Guess? Inc.*	Williams-Sonoma, Inc.

In addition to the companies noted with an asterisk (*) in the table above, the following companies are part of an expanded peer group for purposes of measuring total shareholder return for the performance-based stock appreciation rights granted in 2016 that are further described below under “Performance-based SARs”.

Company Name
Adidas AG	Lululemon Athletica Inc.
Ascena Retail Group	Michael Kors
Carter’s, Inc.	New York & Co.
Columbia Sportswear	Oxford Industries Inc.
Esprit Holdings Limited	Pacific Brands
Express Inc.	Pacific Sunwear
Fast Retailing	Perry Ellis, International Inc.
Fossil Group Inc.	Quiksilver Inc.
G-III Apparel Group, Ltd	The Buckle, Inc.
H&M Hennes & Mauritz AB	Under Armour, Inc.
Hugo Boss AG	Urban Outfitters, Inc.
Inditex	Wolverine World Wide, Inc.
Kate Spade & Company

Establishing compensation for executives other than the CEO

While the HR Committee uses peer group market data percentiles as reference points in setting executive compensation, the HR Committee does not target specific benchmark percentiles for any element of compensation or total direct compensation for the executive officers. Instead, the HR Committee uses a number of factors in determining compensation for our executives in a manner that it believes best helps us further our goals of motivating and retaining our executives, achieving our strategic business plans, and enhancing total stockholder return. The factors considered in establishing compensation for our executives include, among others, our performance, the individual’s performance in the prior year, the scope of each individual’s responsibilities, internal and external pay equity, the guidelines used for setting annual cash, long-term and total compensation for the executives, succession planning strategies, and data regarding pay practices and trends.

The CEO conducts an annual performance review of each executive and makes recommendations to the HR Committee about the structure of the executive compensation program and individual arrangements. The HR Committee carefully considers the CEO’s recommendation and also consults with its consultant, Exequity, an independent board advisory firm, which informs the HR Committee of market trends and conditions, comments on market data relative to each executive’s current compensation, and provides perspective on other company executive compensation practices.

Establishing the CEO compensation package

Annually, the Board’s Nominating, Governance and Corporate Citizenship Committee (the “NG&CC Committee”) assesses the CEO’s performance and submits its performance assessment to the HR Committee. The HR Committee then reviews the performance assessment and peer group compensation data. The HR Committee also consults with its consultant, Exequity, which informs the HR Committee of market trends and conditions, comments on market data relative to the CEO’s current compensation, and provides perspective on other companies’ CEO compensation practices. Based on all of these inputs, the Company’s performance, and the guidelines used for setting annual cash, long-term and total compensation for the other executives, the HR Committee prepares a recommendation to the full Board on all aspects of the CEO’s compensation. The full Board then considers the HR Committee’s recommendation and approves the final compensation package for the CEO.

Role of the Compensation Consultant in compensation decisions

The HR Committee has engaged Exequity to provide the HR Committee with periodic advice on the compensation program structure and individual compensation arrangements for all executives. The consultant was selected by the HR Committee in its sole discretion and does not provide any other services to the Company. The consultant attends HR Committee meetings from time to time, presents an annual briefing on general and retail-industry compensation trends and developments, and is available to the HR Committee outside of meetings as necessary. The consultant reports directly to the HR Committee, although the consultant meets with management from time to time to obtain information necessary to advise the HR Committee.

In addition, the HR Committee periodically reviews its relationship with its independent compensation consultant. The HR Committee believes that the consultant is able to provide it with independent advice.

Elements of Compensation

The primary elements of compensation for our executives including our named executive officers are:

•	Base Salary;

•	Annual Incentive Plan Awards; and

•	Long-Term Incentive Awards.

Base Salary

The objective of base salary is to reward each executive for his or her current contributions to the Company, reflect the scope of the executive’s role and responsibilities and compensate each executive for his or her expected day-to-day performance, as well as provide fixed compensation that generally reflects what the market pays to individuals in similar roles with comparable experience. The peer group data serves as a general guideline only. The HR Committee, and for the CEO, the Board, retains the authority to exercise its independent judgment in establishing the base salary levels for each executive. The HR Committee reviews base salaries for executives on an annual basis in the first fiscal quarter considering the factors described above under “Establishing compensation for executives other than the CEO,” and as needed in connection with promotions or other changes in responsibilities. The table below summarizes base salaries during fiscal 2015 and 2016, and changes that occurred during the year for our named executive officers.

Name	Base Salary as of November 27, 2016(1)	Base Salary as of November 29, 2015
Charles V. Bergh	$1,350,000	$1,310,000
Harmit Singh	750,000	730,000
Carrie Ask(2)	500,000	—
Roy Bagattini(3)	750,000	626,382
Seth Ellison	615,000	585,000

(1)	The base salary for each of Messrs. Bergh, Singh, Bagattini, and Ellison were increased in February 2016 as part of the annual review to position each appropriately relative to the other executives of the Company.

(2)	On February 16, 2016, Ms. Ask joined the Company as Executive Vice President and President, Global Retail.

(3)	Prior to June 1, 2016, Mr. Bagattini was paid in Singapore Dollars (SGD). For presentation purposes of his base salary as of November 29, 2015, the average exchange rate of the last month of fiscal year 2015 was used to convert Mr. Bagattini’s base salary (SGD 884,845 as of November 29, 2015) to U.S. Dollars.

Annual Incentive Plan

Our Annual Incentive Plan (“AIP”) provides the executives, and other eligible employees, an opportunity to share in any success that they help create by aligning annual incentive compensation with annual performance. The AIP encourages the achievement of our internal annual business goals and rewards attainment of those goals based on Company, business unit and individual performance as measured against those annual objectives. The alignment of the AIP with our internal annual business goals is intended to motivate all participants to achieve and exceed our annual performance objectives. Actual AIP bonus payments were based on the following two components:

Financial performance

•	75% of their total opportunity was based on financial performance of the Company, for corporate executives, or a combination of Company (weighted 25%) and business unit (weighted 50%) performance for business unit executives. Company and business unit financial performance is based 50% on earnings before interest and taxes (“EBIT”), 25% on free cash flow and 25% on net revenues. Performance measures are described in more detail below under “Performance measures.”

Individual performance

•	25% of their total opportunity was based on individual objectives, to recognize achievement of other organizational goals.

Financial performance above minimum thresholds is required before any bonus payout is made to executives.

The table below describes the target AIP participation rate and potential AIP payout range for each named executive officer. Mr. Bergh’s AIP target percentage of base salary was higher to ensure competitiveness and to recognize the impact of his role on Company performance relative to the other executives.

Name	2016 AIP Participation Rate as a Percentage of Base Salary	Potential AIP Payout Range as a Percentage of Base Salary
Charles V. Bergh	160%	0 – 320%
Harmit Singh	100%	0 – 200%
Carrie Ask	70%	0 – 140%
Roy Bagattini	80%	0 – 160%
Seth Ellison	80%	0 – 160%

Performance measures

Our priorities for 2016 were to drive business growth and create stockholder value. Our 2016 AIP funding goals were aligned with these key priorities through the use of three performance measures:

•	EBIT, a non-GAAP measure that is determined by excluding from operating income, as determined under generally accepted accounting principles in the United States (“GAAP”), the following: restructuring expense, net curtailment gains and losses from our postretirement medical plan in the United States and pension plans worldwide, and certain management-defined unusual or non-recurring items;

•	Free cash flow, a non-GAAP measure defined as cash flow generated from Company operations minus capital expenditures minus dividends paid; and

•	Net revenues, a GAAP measure defined as gross product sales minus returns, discounts and allowances, plus licensing revenue.

We used these measures because we believe they are key drivers in increasing stockholder value and because every AIP participant can impact them in some way. EBIT and free cash flow are used as indicators of our earnings and operating cash flow performance, and net revenues is used as an indicator of our growth. These measures may change from time to time based on business priorities. The HR Committee approves the minimum, target and maximum goals for each measure each year. The reward for meeting the AIP goals is set by the HR Committee. If goal levels are not met, but financial performance reaches minimum thresholds, participants may receive partial payouts to recognize their efforts that contributed to Company and/or business unit performance.

The table below shows the 2016 total Company performance goals at target for each of our three performance measures and the actual 2016 payout percentage. In the case of Messrs. Bergh and Singh, 75% of their total AIP opportunity was based on financial performance of the Company. For Messrs. Bagattini, and Ellison, and Ms. Ask, a combination of Company (weighted 25%) and their respective business unit performance (weighted 50%) was used to calculate their actual financial performance achievement. EBIT, free cash flow, and net revenues goals for each business unit were set using the same methodology as the Company goals.

	EBIT Goal	Free Cash Flow Goal	Net Revenues Goal	Actual Percentage Achieved After Adjustments*
	(Dollars in millions)
Total Company	$506	$130	$4,564	108%

*	The actual percentage achieved results are weighted 50% on EBIT and 25% for Free Cash Flow and Net Revenues, respectively. Actual results also exclude the impact of foreign currency exchange rate fluctuations on our business results. See “Actual AIP awards” below for details of the calculation.

At the close of the fiscal year, the HR Committee reviews and approves the final AIP payout results based on the level of attainment of the designated financial measures at the business unit and total Company levels. The Committee’s review includes an analysis of the fundamentals of the underlying business performance and adjustments for items that are not indicative of ongoing results. Such adjustments may include external factors or internal business decisions that may have impacted financial results during the year. For example, EBIT, free cash flow and net revenues are expressed in constant currencies (i.e., excluding the effects of foreign currency translation), since we believe that period-to-period changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate.

Individual performance measures

Executives were eligible to receive bonuses based on individual performance. For executives other than the CEO, individual performance and resulting individual performance payout percentage is based on the CEO’s assessment of the executive’s performance against his or her annual objectives and performance relative to his or her internal peers. The CEO’s individual performance is based on the HR Committee’s assessment of Mr. Bergh’s performance against his annual objectives, including the NG&CC Committee’s assessment of the CEO’s performance against annual objectives, and the HR Committee’s assessment of his leadership in 2016. Based on all of these inputs, the HR Committee prepares a recommendation to the full Board on the CEO’s individual performance. The full Board then considers the HR Committee’s recommendation and approves the final individual performance payout percentage for the CEO. Individual annual objectives include non-financial goals which are not stated in quantitative terms, and a particular weighting is not assigned to any one of these individual goals. The non-financial objectives are not established in terms of how difficult or easy they are to attain; rather, they are taken into account in assessing the overall quality of the individual’s performance. For fiscal 2016, these objectives consisted of initiatives that focused on five key behaviors: (1) understanding the Company’s business in the context of the market, (2) owning and delivering on commitments, (3) placing Company success over individual or group success, (4) collaboration, and (5) leading by positive example.

Actual AIP awards

For fiscal 2016, financial performance applicable to each named executive officer was mixed, and AIP payouts reflect the different performance outcomes. The table below shows the inputs used for the calculation of the actual bonus for fiscal 2016 for each eligible named executive officer.

Name	Base Salary	AIP Target	Actual Percentage Achieved: Total Company	Actual Percentage Achieved: Business Unit	Actual Percentage Achieved: Individual Performance	Actual Bonus(1)
Charles V. Bergh	$1,350,000	160%	108%	N/A	120%	$2,400,000
Harmit Singh	750,000	100%	108%	N/A	120%	832,500
Carrie Ask(2)	392,308	70%	108%	169%	110%	381,716
Roy Bagattini(3)	750,000	80%	108%	64%	100%	504,000
Seth Ellison	615,000	80%	108%	173%	190%	792,120

(1)	Except for Messrs. Bergh and Singh for whom Total Company performance is weighted 75%, Total Company performance is weighted 25% and Business Unit performance is weighted 50%. For all executives, Individual Performance is weighted 25%.

(2)	On February 16, 2016, Ms. Ask joined the Company as Executive Vice President and President, Global Retail. Base salary reflects her prorated annual salary.

(3)	Mr. Bagattini’s award was based on Asia, Middle East & Africa business unit performance in recognition of his contributions as the Executive Vice President and President, Asia Middle East & Africa prior to assuming his current role as the America business unit leader in June 2016.

Long-Term Incentives

The HR Committee believes a large part of an executive’s compensation should be linked to long-term stockholder value creation as an incentive for sustained, profitable growth. Therefore, our long-term incentives for our executives are in the form of equity awards, both performance and time-vested, and provide reward opportunities competitive with those offered by companies in the peer group for similar jobs. Consistent with the other elements of compensation, the HR Committee does not target specific benchmark percentiles for long-term incentive awards for our executives and uses a number of factors in establishing the long-term incentive award levels for each individual, including a review of each individual’s accumulated vested and unvested awards, the current and potential realizable value over time using stock appreciation assumptions, vesting schedules, comparison of individual awards between executives and in relation to other compensation elements, market data, stockholder dilution and accounting expense. Should we deliver against our long-term goals, the long-term equity incentive awards become a significant portion of the total compensation of each executive. For more information on the 2016 long-term equity grants, see the 2016 Grants of Plan-Based Awards table. Stock-based awards are granted under our 2016 Equity Incentive Plan, as amended to date (“EIP”), which enables the HR Committee to select from a variety of stock awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights (“SARs”).

During fiscal 2016, stock settled SARs were the only form of equity granted to our executives under the EIP. The HR Committee chose to grant SARs to align the interests of executives to our stockholders. SARs provide value to the executive only if the price of our stock increases. The terms of the SAR grants made to our executives to date provide for stock settlement only. When a SAR is exercised and settled in stock, the shares issued are subject to the terms of the Company’s Stockholders’ Agreement, including restrictions on transfer. After the participant has held the shares issued under the EIP for six months, he or she may require the Company to repurchase, or the Company may require the participant to sell to the Company, those shares of common stock. The value of shares repurchased or sold back to the Company will be based on the most recent valuation conducted by Evercore Group LLC (“Evercore”), an independent third-party valuation firm. The Company’s obligations to repurchase shares under the EIP are subject to certain restrictive covenants in our various debt agreements (see Note 6 to our audited consolidated financial statements included in this prospectus for more details).

SARs with Service Conditions (“Service SARs”)

Service SARs are typically granted annually (or, in the case of new executives, at the HR Committee meeting generally held in February or July following the date they join the Company or first become an executive) with four-year vesting periods and exercise periods of up to seven years. (See the table entitled “Outstanding Equity Awards at 2016 Fiscal Year-End” for details concerning the Service SARs’ vesting schedule, including any individual variations from the typical four-year vesting period). During fiscal 2016, Service SARs with a four-year vesting period again accounted for 60% of each executive’s total 2016 annual SAR grant value.

Performance-based SARs

Performance-based SARs drive greater accountability for the achievement of the strategic plan of the Company and create long-term value for stockholders. During fiscal 2016, performance-based SARs again accounted for 40% of each executive’s total 2016 annual SAR grant value. The key features of the 2016 performance-based SARs are described below:

•	Each executive is eligible to receive an annual performance-based SAR award. Performance-based SARs give the executive the right (subject to HR Committee discretion to reduce but not increase awards beyond the maximum opportunity) to vest in a number of SARs based on achievement against performance goals over a three-year performance period. Actual shares that will vest, if any, will vary based on achievement of the performance goals at the end of the three years. The three-year performance period was designed to discourage short-term risk taking and reinforce the link between the interests of our stockholders and our executives over the long-term.

•	50% of the number of actual performance-based SARs that vest at the end of three years is based on the following two internal performance metrics: 1) the Company’s average margin of net earnings over the three-year period adjusted for certain items such as interest and taxes, and 2) the target compound annual growth rate (“CAGR”) in the Company’s net revenues over the three-year period covering fiscal 2016 through fiscal 2018. The potential payout range as a percentage of this portion of the target award is 0% to 150%.

•	The remaining 50% of the number of actual performance-based SARs that vest is based on the Company’s total shareholder return (“TSR”) over the three-year period covering fiscal 2016 through fiscal 2018 relative to the expanded peer group approved by the HR Committee in February 2016 as listed above under “Competitive peer group”. The potential payout range as a percentage of this portion of the target award is 0% to 150%.

•	If earned at target, 100% of the performance-based SARs vest at the end of the three-year performance period.

The Board has the discretion under the EIP to make adjustments in the method of calculating the attainment of performance goals for a performance period.

2014 Performance-based SARs

As described in our Annual Report on Form 10-K for fiscal 2014, we granted performance-based SARs during fiscal 2014 which were based on the same performance metrics described above but covered the period from the beginning of fiscal 2014 through the end of fiscal 2016: 1) 50% based on the Company’s average margin of net earnings over the three-year period adjusted for certain items such as interest and taxes, and the target compound annual growth rate in the Company’s net revenues over the three-year period, and 2) 50% based on the Company’s TSR over the three-year period covering fiscal 2014 through fiscal 2016. The potential vesting range as a percentage of the target award was 0% to 150%.

The table below summarizes the goals at target for each of the two performance measures and our actual adjusted achievement. The actual percentage achieved was 0% for the 50% based on the internal performance metrics and 115% for the 50% based on TSR for a weighted attainment of 57.5%. However, excluding the impact of currency fluctuations on results for fiscal 2014 through fiscal 2016, the weighted percentage achievement would have been approximately 111%. In December 2016, based on its review of the negative impact of currency fluctuations on the results for the completed fiscal 2014 through fiscal 2016 performance period, the Board exercised its discretion to adjust actual percentage achieved from 0% to 75%.

	Average Margin of Net Earnings Goal	CAGR of Net Revenues Goal	Actual Percentage Achieved After Adjustment
Total Company	11.4%	3.2%	75%

Based on the 75% achievement level as set forth in the table above, the fiscal 2014 performance-based SARs (for which the three year performance cycle has been completed) vested as follows:

Name	Target Performance- based SARs	Actual Percentage Achieved After Adjustment	Vested Performance- based SARs
Charles V. Bergh	128,770	75%	96,577
Harmit Singh	29,369	75%	22,026
Roy Bagattini	15,249	75%	11,436
Seth Ellison	14,120	75%	10,590

Long-term incentive grant practices

The Company does not have any program, plan, or practice to time equity grants to take advantage of the release of material, non-public information. The Company’s common stock is not listed on any stock exchange. Accordingly, the price of a share of our common stock for all purposes, including setting the grant price of SARs, is established by the Board based on an independent third-party valuation conducted by Evercore. The valuation process is typically conducted three times a year, with interim valuations occurring from time to time based on stockholder and Company needs. Please see “Stock-Based Compensation” under Note 1 to our audited consolidated financial statements included in this prospectus for more information about the valuation process.

Benefits and Perquisites

Executives generally are eligible for the same health and welfare insurance plans offered to all employees such as medical, dental, supplemental life, long-term disability and business travel insurance. In addition, although not a significant part of total compensation, the Company provides limited perquisites to executives. The primary perquisite provided to the executives is a flexible allowance to cover expenses such as auto-related expenses, financial and tax planning, legal assistance and excess medical costs. The Company also requires and pays for an annual medical exam for its executives and other members of its executive leadership team. Like many of the companies in the peer group, the Company also offers a non-qualified supplement to the 401(k) plan, which is not subject to the IRS and ERISA limitations, through a Deferred Compensation Plan for Executives and Outside Directors. The Deferred Compensation Plan for Executives and Outside Directors is a U.S. non-qualified, unfunded tax deferred savings plan provided to senior level executives, including our named executive officers, and the outside directors.

Prior to his transfer and relocation to San Francisco in June 2016, Mr. Bagattini was based in Singapore and was provided certain benefits under our global assignment program, including a housing allowance to cover the cost of his rent and utilities. In addition, as an Italian citizen, he did not participate in the local retirement plan offered in Singapore. Mr. Bagattini participated in an international supplemental retirement savings plan designed for globally mobile employees. The Company contributed 14% of Mr. Bagattini’s annual base salary on his behalf to such plan. Mr. Bagattini may voluntarily contribute funds to this plan above and beyond what the Company contributed on his behalf. The Company’s contribution was grossed up to provide a tax-advantaged contribution. As a participant under this plan, Mr. Bagattini could direct investments similar to a 401(k) plan. Mr. Bagattini was allowed to make partial withdrawals from the plan two times per calendar year. Following his transfer to San Francisco, Mr. Bagattini’s global assignment benefits ceased, including his participation in the international supplemental retirement savings plan. Mr. Bagattini is eligible for the same health and welfare insurance plans offered to all employees in San Francisco.

The benefits and perquisites received by our named executive officers and their value are described in more detail in the footnotes to the Summary Compensation Table.

Tax and Accounting Considerations

We have structured our compensation program in a manner intended to comply with Internal Revenue Code Section 409A. Because our common stock is not registered on any exchange, we are not subject to Section 162(m) of the Internal Revenue Code.

Severance and Change in Control Benefits

The terms of Mr. Bergh’s severance and change in control benefits were determined during the negotiation of his employment agreement in 2011 at the time he was hired. As part of this negotiation, the HR Committee determined that the benefits and structure of these benefits were within normal competitive practice, reasonable and appropriate for the circumstances, and necessary to attract Mr. Bergh to the Company. Enhanced termination benefits in the case of a change in control of the Company were included in his employment agreement for the same reasons and to help ensure retention of Mr. Bergh in the case of a potential or actual change in control.

We maintain an Executive Severance Plan that is meant to provide a reasonable and competitive level of financial transitional support to executives who are involuntarily terminated. If an executive’s employment is involuntarily terminated by the Company due to reduction in force, layoff or position elimination, the executive is eligible for severance payments and benefits. Severance benefits are not payable upon a change in control if the executive is still employed by or offered a comparable position with the surviving entity.

While compensation decisions affect potential payouts under these severance arrangements, these arrangements generally did not affect such decisions as these severance provisions are conditional and may never come into effect.

More information about the severance benefits payable to our named executive officers under the Executive Severance Plan and to Mr. Bergh under his employment agreement is set forth in the sections entitled “Potential Payments Upon Termination Or Change In Control” and “Employment Contracts.”

Under the EIP, in the event of a change in control in which the surviving corporation does not assume or continue the outstanding SARs program or substitute similar awards for such outstanding SARs, the vesting schedule of all SARs held by executives that are still employed upon the change in control will be accelerated in full as of a date prior to the effective date of the transaction as the Board determines. This accelerated vesting structure is designed to encourage the executives to remain employed with the Company through the date of the change in control and to ensure that the equity incentives awarded to the executives are not eliminated by the surviving company.

Compensation Committee Report

The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on the review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s annual report on Form 10-K for the fiscal year ended November 27, 2016.

The Human Resources Committee

Robert Eckert (Chair)

Troy Alstead

Peter E. Haas Jr.

Patricia Salas Pineda

Summary Compensation Data

The following table provides compensation information for (i) our chief executive officer, (ii) our chief financial officer, and (iii) three other executive officers who were our most highly compensated executive officers and who were serving as executive officers as of the last day of the fiscal year ended November 27, 2016. The table also shows compensation information for fiscal 2015 and fiscal 2014, which ended November 29, 2015, and November 30, 2014, respectively, for those current named executive officers who also were named executive officers in either of those years.

Name and Principal Position(1)	Year	Salary	Bonus(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Non- qualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
Charles V. Bergh
President and Chief Executive Officer	2016	$1,343,077	$—	$6,489,989	$2,400,000	$—	$341,996	$10,575,062
	2015	1,304,808	—	5,799,993	2,426,775	—	321,275	9,852,851
	2014	1,298,846	—	5,793,629	2,270,400	—	312,374	9,675,249

Harmit Singh
Executive Vice President and Chief Financial Officer	2016	$746,538	$—	$1,399,970	$832,500	$—	$152,649	$3,131,657
	2015	724,808	—	1,399,992	901,550	—	128,360	3,154,710
	2014	708,654	—	1,321,350	676,200	—	38,587	2,744,791

Carrie Ask
Executive Vice President and President, Global Retail	2016	$392,308	$750,000	$999,976	$381,716	$—	$100,413	$2,624,413

Roy Bagattini
Executive Vice President and President, Americas	2016	$690,433	$1,000,000	$2,474,969	$504,000	$—	$1,451,783	$6,121,185
	2015	619,394	—	699,987	722,844	—	442,073	2,484,298
	2014	608,053	244,713	686,077	536,506	—	449,647	2,524,996

Seth Ellison
Executive Vice President and President, Europe	2016	$609,808	$—	$724,992	$792,120	$—	$472,432	$2,599,352

(1)	In February 2016, Ms. Ask joined the Company and currently serves as Executive Vice President and President, Global Retail. Prior to June 1, 2016, Mr. Bagattini was paid in Singapore Dollars (SGD). For presentation purposes of this table, the average exchange rates of the last month of fiscal years 2016, 2015, and 2014 were used to convert Mr. Bagattini’s compensation paid in SGD into U.S. Dollars.

(2)	Ms. Ask received a new hire sign-on bonus of $750,000 in February 2016.

Mr. Bagattini received a one-time relocation bonus of $1,000,000 in June 2016 and received the second installment (SGD 315,925 per installment) of a new hire sign-on bonus in June 2014.

(3)	These amounts reflect the aggregate grant date fair value of SARs, including performance-based SARs, granted to the recipient under the Company’s 2016 Equity Incentive Plan, computed in accordance with FASB ASC 718. These amounts reflect the grant date fair value, and do not represent the actual value that may be realized by the executives. For 2016, this column includes the grant date fair value of the target number of performance-based SARs that may be earned for the three-year performance period beginning with fiscal 2016. For a description of the assumptions used to determine the compensation cost of our awards, see Note 1 and Note 11 to our audited consolidated financial statements included in this prospectus. Please refer to the Grants of Plan-Based Awards table in this prospectus and in our 2015 and 2014 Annual Reports on Form 10-K for information on awards actually granted in fiscal 2016, 2015 and 2014.

(4)	The amounts in this column reflect the non-equity amounts earned by the executives under the Company’s annual incentive plan (“AIP”).

(5)	No above-market or preferential interest rate options are available under our deferred compensation programs. Please refer to the Non-Qualified Deferred Compensation table for additional information on deferred compensation earnings.

(6)	The amounts shown in the All Other Compensation column for fiscal 2016 are detailed in the table below:

Name	Executive Perquisites (a)	Relocation (b)	401(k) Plan Match (c)	Deferred Compensation Match (d)	Tax Payments (e)	Charitable Match (f)	Total
Charles V. Bergh	$44,130	$—	$18,500	$269,239	$3,377	$6,750	$341,996
Harmit Singh	24,167	—	19,875	108,607		—	152,649
Carrie Ask	11,888	43,224	18,911	5,609	20,781		100,413
Roy Bagattini	82,718	210,753	122,512	2,349	1,033,451	—	1,451,783
Seth Ellison	19,500	334,690	16,876	72,285	29,081	—	472,432

Please refer to “Compensation Discussion and Analysis for Named Executive Officers” for more details on the items in the table above.

(a)	For Mr. Bergh, this amount reflects a payment for home security services, parking, a health club membership subsidy, event tickets, an allowance of $15,000 intended to cover legal, financial and/or other incidental business related expenses, and a car allowance.

For Mr. Singh, this amount includes parking, a health club membership subsidy, event tickets and an annual allowance of $15,000 intended to cover legal, financial and/or other incidental business related expenses.

For Ms. Ask, this amount includes parking, event tickets and an allowance of $7,500 intended to cover legal, financial and/or incidental business related expenses.

For Mr. Bagattini, this amount reflects an allowance of $14,244 intended to cover legal, financial and/or other incidental business related expenses, parking and a car allowance of $26,285, a club membership at a cost of $16,010 (a typical benefit provided to executives in Singapore), and for tuition costs for his child, a benefit he received in connection with his international assignment. For presentation purposes, payments in this table made in Singapore Dollars were converted into U.S. Dollars using the average exchange rate of the last month of fiscal 2016.

For Mr. Ellison, this amount includes event tickets and an annual allowance of $15,000 intended to cover legal, financial and/or other incidental business related expenses.

(b)	For Ms. Ask, this amount reflects costs in connection with her relocation to San Francisco.

For Mr. Bagattini, this amount reflects costs in connection with his international assignment and relocation to San Francisco.

For Mr. Ellison, this amount reflects payments in connection with his international assignment.

(c)	These amounts reflect Company matching contributions under the Company’s 401(k) Plan. For Mr. Bagattini, this amount also includes the Company’s contribution of $103,225 to an international supplemental retirement savings plan he was eligible for in connection with his international assignment. For additional information about Mr. Bagattini’s supplemental retirement savings plan, see “Compensation Discussion and Analysis for Named Executive Officers.”

(d)	These amounts reflect Company matching contributions under the Company’s Deferred Compensation Plan.

(e)	For Mr. Bergh, this amount reflects tax reimbursements in connection with event tickets and annual physicals under our Executive Medical Exam benefit.

For Ms. Ask, this amount reflects tax reimbursements for allowances she received in connection with her relocation to San Francisco.

For Mr. Bagattini, this amount reflects tax reimbursements on his contributions to the international supplemental retirement savings plan, his allowance in connection with his relocation to San Francisco and $954,178 in tax reimbursements to equalize his income to the same tax levels had he remained in Singapore.

For Mr. Ellison, this amount reflects tax reimbursements for the tax liability of allowances he received in connection with his international assignment.

(f)	These amounts reflect Company matching under the Company’s Matching Gift Program, available to all employees.

Other Matters

Employment Contracts

Mr. Bergh. We have an employment agreement with Mr. Bergh effective September 1, 2011. The agreement initially provided for an annual base salary of $1,200,000 and an AIP target participation rate of 135%, which have since been adjusted, and may be further adjusted, pursuant to annual review. For 2016, his base salary and target participation rate under the AIP were $1,350,000 and 160% of base salary, respectively.

Mr. Bergh also participates in our EIP. This element of Mr. Bergh’s compensation for 2016 is reflected and discussed in “Compensation Discussion and Analysis for Named Executive Officers.”

Mr. Bergh’s employment agreement also provides that if Mr. Bergh is involuntarily terminated without Cause, as defined in his employment agreement, Mr. Bergh is eligible to receive certain benefits and payments upon his separation from the Company under certain circumstances under the terms of the Executive Severance Plan for U.S. executives and the EIP; provided however that if Mr. Bergh’s employment is terminated for Good Reason in connection with a Change in Control of the Company (each as defined in his employment agreement), he will be entitled to receive, among other standard benefits, (1) an aggregate amount equal to two times the sum of his then-effective base salary plus his then-effective target AIP amount, (2) a prorated AIP award in respect of the performance period at the time, and (3) company-paid continuation coverage for certain benefits for 18 months. In addition, the unvested portion of his SAR awards that would have vested during the 24 months following the date of such termination will immediately vest, and all vested SAR awards will be exercisable for 18 months following such termination.

Mr. Bergh’s right to any severance or vesting acceleration is subject to his execution of an effective release of claims in favor of the Company and compliance with certain restrictive covenants.

Mr. Bergh is eligible to receive standard healthcare, life insurance and long-term savings program benefits, as well as relocation program benefits. He also receives benefits under the Company’s various executive perquisite programs consistent with that provided to his predecessor.

Mr. Bergh’s employment is at-will and may be terminated by the Company or by him at any time. Mr. Bergh does not receive any separate compensation for his services as a member of our Board.

Mr. Singh. We have an employment arrangement with Mr. Singh effective January 16, 2013. It provides for his annual base salary and participation in our AIP, which are subject to annual review and adjustment, and his participation in our EIP. These elements of Mr. Singh’s compensation for 2016 are reflected and discussed in “Compensation Discussion and Analysis for Named Executive Officers.”

Mr. Singh also receives standard healthcare, life insurance and long-term savings program benefits, as well as benefits under our various executive perquisite programs.

Mr. Singh’s employment is at-will and may be terminated by the Company or by Mr. Singh at any time.

Ms. Ask. We have an employment arrangement with Ms. Ask effective February 16, 2016. It provides for her annual base salary and participation in our AIP, which are subject to annual review and adjustment, and her participation in our EIP. These elements of Ms. Ask’s compensation for 2016 are reflected and discussed in “Compensation Discussion and Analysis for Named Executive Officers.”

Ms. Ask also receives standard healthcare, life insurance and long-term savings program benefits, as well as benefits under our various executive perquisite programs.

Ms. Ask’s employment is at-will and may be terminated by us or by Ms. Ask at any time.

Mr. Bagattini. We have an employment arrangement with Mr. Bagattini effective June 1, 2016. His arrangement provides for his annual base salary and participation in our AIP, which are subject to annual review and adjustment, and his participation in our EIP. These elements of Mr. Bagattini’s compensation for 2016 are reflected and discussed in “Compensation Discussion and Analysis for Named Executive Officers.”

Mr. Bagattini also receives standard healthcare, life insurance, and long-term savings program benefits, as well as benefits under our various executive perquisite programs.

Prior to June 2016, he was eligible to receive benefits under our global assignment program, including, education assistance fees and a housing allowance of up to approximately $18,000 per month to cover the cost of his rental and utilities.

Mr. Bagattini’s employment is at-will and may be terminated by the Company or by Mr. Bagattini upon 3 months’ notice or pay in lieu of notice.

Mr. Ellison. We have an employment arrangement with Mr. Ellison effective September 10, 2012. It provides for his annual base salary and participation in our AIP, which are subject to annual review and adjustment, and his participation in our EIP. These elements of Mr. Ellison’s compensation for 2016 are reflected and discussed in “Compensation Discussion and Analysis for Named Executive Officers.”

Mr. Ellison also receives standard healthcare, life insurance and long-term savings program benefits, as well as benefits under our global assignment program and our various executive perquisite programs.

Mr. Ellison’s employment is at-will and may be terminated by us or by Mr. Ellison at any time.

2016 Grants of Plan-Based Awards

The following table provides information on all plan-based awards granted to each of our named executive officers during the year ended November 27, 2016. The awards and the unvested portion of stock appreciation rights (“SARs”) identified below are also reported in the Outstanding Equity Awards at Fiscal Year-End table.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards(4) ($)	Full Grant Date Fair Value(5) ($)
Charles V. Bergh	N/A	$—	$2,160,000	$4,320,000
	2/9/2016				—	164,595	246,893		$61.00	$2,618,706
	2/9/2016							246,893	61.00	3,871,282

Harmit Singh	N/A	—	750,000	1,500,000
	2/9/2016				—	35,505	53,258		61.00	564,885
	2/9/2016							53,258	61.00	835,085

Carrie Ask	N/A	—	274,616	549,231
	7/13/2016				—	24,906	37,359		68.50	400,738
	7/13/2016							37,359	68.50	599,238

Roy Bagattini	N/A	—	600,000	1,200,000
	2/9/2016				—	18,387	27,580		61.00	292,537
	2/9/2016							27,580	61.00	432,454
	7/13/2016					43,586	65,379		68.50	701,299
	7/13/2016							65,379	68.50	1,048,679

Seth Ellison	N/A		492,000	984,000
	2/9/2016				—	18,387	27,580		61.00	292,537
	2/9/2016							27,580	61.00	432,454

(1)	The amounts shown in these columns reflect the estimated potential payment levels for the fiscal 2016 performance period under the Company’s annual incentive plan (the “AIP”), further described under “Compensation Discussion and Analysis for Named Executive Officers.” The potential payouts were performance-based and, therefore, were completely at risk. The potential target and maximum payment amounts assume achievement of 100% and 200%, respectively, of the individual objectives of the AIP. Each executive received a bonus under the AIP, which is reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”

(2)	For each executive, the amounts shown in these columns reflect, in shares, the target and maximum amounts for performance-based SARs subject to a three-year performance period beginning in fiscal 2016 that is further described under “Compensation Discussion and Analysis for Named Executive Officers.” The potential awards are performance-based and, therefore, completely at risk.

(3)	Reflects service-based SARs granted in 2016 under the 2016 Equity Incentive Plan.

(4)	The exercise price is based on the fair market value of the Company’s common stock as of the grant date established by the Evercore valuation process.

(5)	The value of an option award, which is granted in the form of SARs, is based on the fair value as of the grant date of such award determined in accordance with FASB ASC 718. Please refer to Note 1 and Note 11 to our audited consolidated financial statements included in this prospectus for the relevant assumptions used to determine the valuation of our option awards. Values for future payouts of performance-based SARs reflect the aggregate grant date fair value based on target award achievement. If maximum performance conditions are achieved over the entire three-year period, the grant date fair values would be $3,928,052 for Mr. Bergh, $847,319 for Mr. Singh, $601,106 for Ms. Ask, $438,798 and $1,051,948 for Mr. Bagattini, and $438,798 for Mr. Ellison.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table shows all outstanding equity awards held by each of our named executive officers as of November 27, 2016. The vesting schedule for each grant is shown following this table.

	SAR Awards
Name	Number of Securities Underlying Unexercised SARs Exercisable	Number of Securities Underlying Unexercised SARs Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised(2)		SAR Exercise Price(3)	SAR Expiration Date
Charles V. Bergh	436,720	—				$32.00	2/2/2019
	498,864	—				32.00	2/2/2019
	275,882	11,996	(a)			37.75	2/5/2020
	132,792	60,362	(b)			64.50	2/5/2021
	82,547	106,132	(c)			74.25	2/4/2022
		246,893	(d)			61.00	2/9/2023
				143,939	(a)	37.75	2/5/2020
				96,577	(a)	64.50	2/5/2021
				125,786	(b)	74.25	2/4/2022
				164,595	(c)	61.00	2/9/2023

Harmit Singh	62,920	2,736	(a)			37.75	2/5/2020
	30,282	13,770	(b)			64.50	2/5/2021
	19,925	25,618	(c)			74.25	2/4/2022
		53,258	(d)			61.00	2/9/2023
				32,828	(a)	37.75	2/5/2020
				22,026	(a)	64.50	2/5/2021
				30,362	(b)	74.25	2/4/2022
				35,505	(c)	61.00	2/9/2023

Carrie Ask		37,359				68.50	7/13/2023
				24,906	(c)	68.50	7/13/2023

Roy Bagattini	27,504	4,696	(f)			59.25	7/11/2020
	15,718	7,155	(b)			64.50	2/5/2021
	9,962	12,809	(c)			74.25	2/4/2022
		27,580	(d)			61.00	2/9/2023
		65,379	(e)			68.50	7/13/2023
				16,100	(a)	59.25	7/11/2020
				11,436	(a)	64.50	2/5/2021
				15,181	(b)	74.25	2/4/2022
				18,387	(c)	61.00	2/9/2023
				43,586	(c)	68.50	7/13/2023

Seth Ellison	24,198	1,054	(a)			37.75	2/5/2020
	14,555	6,623	(b)			64.50	2/5/2021
	9,962	12,809	(c)			74.25	2/4/2022
		27,580	(d)			61.00	2/9/2023
				2,626	(a)	37.75	2/5/2020
				10,590	(a)	64.50	2/5/2021
				15,181	(b)	74.25	2/4/2022
				18,387	(c)	61.00	2/9/2023

(1)	The following sets forth the vesting schedule for unvested outstanding SAR awards and generally depends upon continued employment:

(a) SARs vest 25% on 2/5/2014 and then monthly over the remaining 36 months.

(b) SARs vest 25% on 2/5/2015 and then monthly over the remaining 36 months.

(c) SARs vest 25% on 2/4/2016 and then monthly over the remaining 36 months.

(d) SARs vest 25% on 2/9/2017 and then monthly over the remaining 36 months.

(e) SARs vest 25% on 7/13/2017 and then monthly over the remaining 36 months.

(f) SARs vest 25% on 7/10/2014 and then monthly over the remaining 36 months.

(2)	Unless otherwise indicated below, represents the target number of SARs that may be earned under the performance-based SAR award program (see “Compensation Discussion and Analysis for Named Executive Officers” for more details) that vest at the end of a three-year performance period.

(a) Represents actual number of earned SARs that vested and remain outstanding pursuant to certification of performance results.

(b) SARs vesting subject to certification of performance results in the first quarter of fiscal 2018. The total number of SARs that could vest if the maximum performance is achieved over the three-year performance period for each named executive is as follows: Mr. Bergh (188,679), Mr. Singh (45,543), Mr. Bagattini (22,772), and Mr. Ellison (22,772).

(c) SARs vesting subject to certification of performance results in the first quarter of fiscal 2019. The total number of SARs that could vest if the maximum performance is achieved over the three-year performance period for each named executive is as follows: Mr. Bergh (246,893), Mr. Singh (53,258), Ms. Ask (37,359), Mr. Bagattini (92,960), and Mr. Ellison (27,580).

(3)	The SAR exercise prices reflect the fair market value of the Company’s common stock as of the grant date as established by the Evercore valuation process.

Option Exercises

The following table shows all SARs exercised and the value realized upon exercise by each of our named executive officers for the year ended November 27, 2016.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Charles V. Bergh	—	$—
Harmit Singh	—	—
Carrie Ask	—	—
Roy Bagattini	—	—
Seth Ellison	10,000	307,496

Executive Retirement Plans

Non-Qualified Deferred Compensation

The Deferred Compensation Plan for Executives and Outside Directors (“Deferred Compensation Plan”) is a U.S. non-qualified, unfunded deferred tax effective savings plan provided to the executives, among other executives and the directors, as part of competitive compensation.

Participants may elect to defer all or a portion of their base salary and AIP payment and may elect an in-service and/or retirement distribution. Executive officers who defer salary or bonus under this plan are credited with market-based returns depending upon the investment choices made by the executive applicable to each deferral. The investment options under the plan, which closely mirror the options provided under our qualified 401(k) plan, include a number of mutual funds with varying risk and return profiles. Participants may change their investment choices as frequently as they desire, consistent with our 401(k) plan.

In addition, under the Deferred Compensation Plan, the Company provides a match up to 6% of eligible deferred compensation that cannot be provided under the qualified 401(k) plan due to IRS qualified plan compensation limits. The amounts in the table below reflect non-qualified contributions over the 401(k) limit by the executive officers and the resulting Company match.

The table below provides information on the non-qualified deferred compensation activity for each of our named executive officers for the year ended November 27, 2016.

	Year Ended November 27, 2016
Name	Company Contributions(1)	Executive Contributions	Aggregate Earnings	Aggregate Withdrawals / Distributions	Aggregate Balance at November 27, 2016
Charles V. Bergh	$269,239	$214,819	$143,345	$—	$2,260,550
Harmit Singh	108,607	86,328	24,478	—	374,971
Carrie Ask	5,609	4,487	29	—	10,124
Roy Bagattini(2)	128,117	2,192	4	—	130,313
Seth Ellison	72,285	180,210	13,023	—	611,585

(1)	Amounts reflect the deferred compensation plan match contributions made by the Company and are reflected in the Summary Compensation Table under All Other Compensation.

(2)	Mr. Bagattini also participated in an international supplemental retirement savings plan designed for globally mobile employees. The Company contributed 14% of Mr. Bagattini’s annual base salary on his behalf to such plan. The Company’s contribution is grossed up to provide a tax-advantaged contribution. For additional detail, please refer to the section entitled Benefits and Perquisites in “Compensation Discussion and Analysis for Named Executive Officers.”

Potential Payments Upon Termination Or Change In Control

On June 9, 2011, the Company and Charles V. Bergh, our President and CEO, executed an employment agreement in connection with Mr. Bergh joining the Company. The employment agreement provides that if Mr. Bergh is involuntarily terminated without Cause, Mr. Bergh is eligible to receive certain benefits and payments upon his separation from the Company under certain circumstances under the terms of the Executive Severance Plan for U.S. executives and the EIP; provided however that if Mr. Bergh’s employment is terminated for Good Reason in connection with a Change in Control of the Company (each as defined in his employment agreement), he will be entitled to receive, among other standard benefits, (1) an aggregate amount equal to two times the sum of his then-effective base salary plus his then-effective target AIP amount, (2) a prorated AIP award in respect of the performance period at the time, and (3) company-paid continuation coverage for certain benefits for 18 months. In addition, the unvested portion of his SAR awards that would have vested during the 24 months following the date of such termination will immediately vest, and all vested SAR awards will be exercisable for 18 months following such termination.

Mr. Bergh’s right to any severance or vesting acceleration is subject to his execution of an effective release of claims in favor of the Company and compliance with certain restrictive covenants.

In 2016, our U.S. severance arrangements under our Executive Severance Plan offered the named executive officers eighty (80) weeks of severance pay equal to base salary plus the beneficiaries’ AIP target amount, upon execution of a General Release Agreement, if their employment ceases due to a reduction in force, layoff or position elimination. We also cover the cost of the COBRA health coverage premium for the duration of the executive’s severance payment period, up to a maximum of 18 months. The COBRA premium coverage is shared between the individual and the Company at the same shared percentage that was effective during the executive’s employment. We also provide life insurance, career counseling and transition services. These severance benefits would not be payable upon a change in control if the executive is still employed or offered a comparable position with the surviving entity.

Under the EIP, in the event of a change in control in which the surviving corporation does not assume or continue the outstanding SARs or substitute similar awards for the outstanding SARs, the vesting schedule of all SARs held by executives that are still employed will be accelerated in full to a date prior to the effective time of the transaction as determined by the Board. If the SARs are not exercised at or prior to the effective time of the transaction, all rights to exercise them will terminate, and any reacquisition or repurchase rights held by the Company with respect to such SARs shall lapse.

The information in the tables below reflects the estimated value of the compensation to be paid by us to each of the named executive officers in the event of termination or a change in control. The amounts shown below assume that each named individual was employed and that a termination or change in control was effective as of November 27, 2016. The actual amounts that would be paid can only be determined at the time of an actual termination event. The amounts also assume a share price of $69.00 for the SAR grants, which is based on the Evercore share valuation dated as of December 31, 2016.

Charles V. Bergh

Executive Benefits and Payments Upon Termination	Voluntary Termination	Retirement	Involuntary Not for Cause Termination	For Cause Termination	Change in Control
Compensation:
Severance(1)	$—	$—	$5,400,000	$—	$9,180,000
Stock Appreciation Rights(2)	—	—		—	3,938,408
Benefits:
COBRA & Life Insurance(3)	—	—	17,118	—	17,118

(1)	Based on Mr. Bergh’s annual base salary of $1,350,000 and his AIP target of 160% of his base salary.

(2)	In the event of a Change in Control, assumes vesting acceleration of all unvested SARs and the target number of shares underlying performance-based SARs.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same Company/employee percentage sharing as during employment. Mr. Bergh is also eligible for a COBRA subsidy should termination occur due to a Change in Control, based on his employment contract.

Harmit Singh

Executive Benefits and Payments Upon Termination	Voluntary Termination	Retirement	Involuntary Not for Cause Termination	For Cause Termination	Change in Control
Compensation:
Severance(1)	$—	$—	$2,307,692	$—	$—
Stock Appreciation Rights(2)	—	—	—	—	857,569
Benefits:
COBRA & Life Insurance(3)	—	—	17,118	—	—

(1)	Based on Mr. Singh’s annual base salary of 750,000 and his AIP target of 100% of his base salary.

(2)	In the event of a Change in Control, assumes vesting acceleration of all unvested SARs and the target number of shares underlying performance-based SARs.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same Company/employee percentage sharing as during employment.

Carrie Ask

Executive Benefits and Payments Upon Termination	Voluntary Termination	Retirement	Involuntary Not for Cause Termination	For Cause Termination	Change in Control
Compensation:
Severance(1)	$—	$—	$1,307,692	$—	$—
Stock Appreciation Rights(2)	—	—	—	—	31,133
Benefits:
COBRA & Life Insurance(3)	—	—	23,610	—	—

(1)	Based on Ms. Ask’s annual base salary of $500,000 and her AIP target of 70% of her base salary.

(2)	In the event of a Change in Control, assumes vesting acceleration of all unvested SARs and the target number of shares underlying performance-based SARs.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same Company/employee percentage sharing as during employment.

Roy Bagattini

Executive Benefits and Payments Upon Termination	Voluntary Termination	Retirement	Involuntary Not for Cause Termination	For Cause Termination	Change in Control
Compensation:
Severance(1)	$—	$—	$2,076,923	$—	$—
Stock Appreciation Rights(2)	—	—	—	—	500,202
Benefits:
COBRA & Life Insurance(3)	—	—	23,610	—	—

(1)	Based on Mr. Bagattini’s annual base salary of $750,000 and his AIP target of 80% of his base salary.

(2)	In the event of a Change in Control, assumes vesting acceleration of all unvested SARs and the target number of shares underlying performance-based SARs.

(3)	Reflects 18 months of COBRA subsidy and life insurance premiums at the same Company/employee percentage sharing as during employment.

Seth Ellison

Executive Benefits and Payments Upon Termination	Voluntary Termination	Retirement	Involuntary Not for Cause Termination	For Cause Termination	Change in Control
Compensation:
Severance(1)	$—	$—	$1,703,077	$—	$—
Stock Appreciation Rights(2)	—	—	—	—	430,477
Benefits:
COBRA & Life Insurance(3)	—	—	26,242	—	—

(1)	Based on Mr. Ellison’s annual base salary of $615,000 and his AIP target of 80% of his base salary.

(2)	In the event of a Change in Control, assumes vesting acceleration of all unvested SARs and the target number of shares underlying performance-based SARs.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same Company/employee percentage sharing as during employment.

DIRECTOR COMPENSATION

The following table provides compensation information for our directors who were not employees in fiscal 2016:

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
Stephen C. Neal(3)	$215,000	$234,955	$22,384	$472,339
Troy Alstead	120,000	134,945	11,529	266,474
Jill Beraud	100,000	134,945	7,381	242,326
Robert A. Eckert	120,000	134,945	21,777	276,722
Spencer Fleischer(4)	115,000	134,945	9,028	258,973
Mimi L. Haas	100,000	134,945	5,246	240,191
Peter E. Haas, Jr.	100,000	134,945	8,296	243,241
Christopher J. McCormick	71,667	168,647	—	240,314
Jenny Ming	100,000	134,945	4,575	239,520
Patricia Salas Pineda(5)	100,000	134,945	29,155	264,100

(1)	These amounts, from RSUs granted under the EIP in 2016, reflect the aggregate grant date fair value computed in accordance with the Company’s accounting policy for stock-based compensation. The following table shows the aggregate number of RSUs outstanding but unexercised at fiscal year-end for those who were directors in fiscal 2016, including RSUs that were vested but deferred and RSUs that were not vested:

Name	Aggregate Outstanding RSUs
Stephen C. Neal	10,669
Troy Alstead	7,529
Jill Beraud	4,882
Robert A. Eckert	12,508
Spencer Fleischer	7,785
Mimi L. Haas	4,219
Peter E. Haas, Jr.	5,458
Christopher J. McCormick	2,462
Jenny Ming	4,939
Patricia Salas Pineda	15,954

(2)	This column includes the aggregate grant date fair value of dividend equivalents provided to each director in fiscal 2016 in the following amounts:

Name	Fair Value of Dividend Equivalent RSUs Granted
Stephen C. Neal	$14,884
Troy Alstead	11,529
Jill Beraud	7,381
Robert A. Eckert	21,777
Spencer Fleischer	9,028
Mimi L. Haas	5,246
Peter E. Haas, Jr.	8,296
Christopher J. McCormick	—
Jenny Ming	4,575
Patricia Salas Pineda	21,655

(3)	Mr. Neal is the Chairman of the Board. Mr. Neal elected to defer 100% of his director’s fees under the Deferred Compensation Plan for Executives and Outside Directors. Mr. Neal’s 2016 amount includes charitable matches of $7,500.

(4)	Mr. Fleischer elected to defer 100% of his director’s fees under the Deferred Compensation Plan for Executives and Outside Directors.

(5)	Ms. Pineda elected to defer 50% of her director’s fees under the Deferred Compensation Plan for Executive and Outside Directors. Ms. Pineda’s 2016 amount includes charitable matches of $7,500.

Board compensation is reviewed by the NG&CC Committee and approved by the Board. In fiscal 2016, director compensation consisted of an annual retainer paid in cash and equity compensation in the form of RSUs. Committee chairpersons also received an additional cash retainer, as described below.

Annual Cash Retainer

In fiscal 2016, each non-employee director received compensation consisting of an annual cash retainer fee of $100,000 and was eligible to participate in the provisions of the Deferred Compensation Plan for Executives and Outside Directors that apply to directors. In fiscal 2016, Mr. Neal, Mr. Fleischer, and Ms. Pineda participated in this Deferred Compensation Plan for Executives and Outside Directors.

Equity Compensation

In fiscal 2016, each non-employee director also received an annual equity award in the form of RSUs which are granted under the EIP. The annual equity award value in the form of RSUs granted under the EIP is $135,000. RSU recipients have target stock ownership guidelines of $300,000 worth of equity ownership within five years of participation in the program. The value of the RSUs is tracked against the Company’s share prices, established by the Evercore valuation process.

RSUs are units, representing beneficial ownership interests, corresponding in number and value to a specified number of underlying shares of stock. The RSUs vest in three equal installments after thirteen, twenty-four and thirty-six months following the grant date. After the recipient of the RSU has held the shares for six months, he or she may require the Company to repurchase, or the Company may require the participant to sell to the Company, those shares of common stock. If the director’s service terminates for reason other than cause after the first, but prior to full, vesting period, then any unvested portion of the award will fully vest as of the date of such termination. In addition, each director’s initial RSU grant includes a deferral delivery feature, under which the director will not receive the vested awards until six months following the cessation of service on the Board.

Under the terms of the EIP, recipients of RSUs receive additional grants as a dividend equivalent when the Board declares a dividend to all stockholders. Therefore, all directors who held RSUs as of February 19, 2016, received additional RSUs as a dividend equivalent. Dividend equivalents are subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

Compensation of Committee Chairpersons

In addition to the compensation described above, committee chairpersons receive an additional retainer fee in the amount of $20,000 for the Audit Committee and the HR Committee and $15,000 for the Finance Committee and the Nominating, Governance and Corporate Citizenship Committee.

Mr. Neal is the Chairman of the Board. As the Chairman of the Board, he is entitled to receive an additional annual retainer in the amount of $200,000, 50% of which is paid in cash and 50% of which is paid in the form of RSUs. The Chairman may also receive the additional retainers attributable to committee chairmanship if applicable.

Compensation Committee Interlocks and Insider Participation

The HR Committee serves as the compensation committee of our Board. Its members are Mr. Eckert (Chair), Mr. Alstead, Mr. P.E. Haas Jr., and Ms. Pineda. In 2016, no member of the HR Committee was a current officer or employee of ours. There are no compensation committee interlocks between us and other entities involving our executive officers and our Board members who serve as executive officers of those other entities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Our common stock is primarily owned by descendants of the family of Levi Strauss and their relatives. Shares of our common stock are not publicly held or traded. All shares are subject to a stockholders’ agreement described below. The following table contains information about the beneficial ownership of our common stock as of April 5, 2017, by:

•	Each person known by us to own beneficially more than 5% of our common stock;

•	Each of our directors and each of our named executive officers; and

•	All of our directors and executive officers as a group.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. Except as described in the footnotes to the table below, the individuals named in the table have sole voting and investment power with respect to all common stock beneficially owned by them, subject to community property laws where applicable.

As of April 5, 2017, there were 273 record holders of common stock. The percentage of beneficial ownership shown in the table is based on 37,612,891 shares of common stock outstanding as of April 5, 2017. The business address of all persons listed is 1155 Battery Street, San Francisco, California 94111.

Name	Number of Shares Beneficially Owned		Percentage of Shares Outstanding
Mimi L. Haas	6,519,856		17.3%
Peter E. Haas Jr.	5,733,069	(1)	15.2%
Margaret E. Haas	4,449,581	(2)	11.8%
Robert D. Haas	3,931,642	(3)	10.5%
Peter E. Haas Jr. Family Fund	2,911,770	(4)	7.7%
Daniel S. Haas	2,021,597	(5)	5.4%
Troy Alstead	4,001		*
Jill Beraud	4,001		*
Robert A. Eckert	4,955		—
Spencer Fleischer	—		—
Christopher J. McCormick	—		—
Jenny Ming	—		—
Stephen C. Neal	21,345		*
Patricia Salas Pineda	9,167		*
Charles V. Bergh	592,105	(6)	1.6%
Seth M. Ellison	15,464	(7)	*
Harmit Singh	33,384	(8)	*
Carrie Ask	—		*
Roy Bagattini	9,716	(9)	*
Directors and executive officers as a group (22 persons)	13,142,114	(10)	34.9%

*	Less than 1%.

(1)	Includes 2,911,770 shares held by the Peter E. Haas Jr. Family Fund, of which Mr. Haas is Vice President, for the benefit of charitable entities, and for which Mr. Haas shares voting and investment power. Includes an aggregate of 1,265,347 shares held by trusts, of which Mr. Haas is trustee, for the benefit of his children, grandchildren, and stepdaughter. Mr. Haas has sole voting and investment power over these shares. Includes 40,000 shares held by Mr. Haas’ spouse over which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these shares.

(2)	Includes 1,739,009 shares held in trusts and a limited liability company, of which Ms. Haas is trustee and managing member, respectively, for the benefit of Ms. Haas’ son. Ms. Haas has sole voting and investment power over these shares. Includes 886,122 shares held by the Margaret E. Haas Fund and 84,468 shares held by the Lynx Foundation, of which Ms. Haas is a board member, for the benefit of charitable entities and for which Ms. Haas shares voting and investment power. Ms. Haas disclaims beneficial ownership of these shares.

(3)	Includes 7,795 shares held jointly by Mr. Haas and his spouse and, as co-trustees, they share voting and investment power. Includes 1,129,821 shares held by a trust, of which Mr. Haas is trustee, for the benefit of his daughter. Mr. Haas has sole voting and investment power over these shares. Includes 1,023,645 shares held by Mr. Haas’ spouse directly and in trusts over which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these shares.

(4)	Peter E. Haas Jr. is a Vice President of this fund. The shares are also included in Mr. Haas’ ownership amounts as referenced above.

(5)	Includes 261,027 shares held in a trust for the benefit of Mr. Haas’ cousin and 58,936 shares held in a trust for the benefit of his aunt. Mr. Haas disclaims beneficial ownership of these shares.

(6)	Includes the number of shares that Mr. Bergh has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of April 5, 2017.

(7)	Includes the number of shares that Mr. Ellison has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of April 5, 2017.

(8)	Includes the number of shares that Mr. Singh has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of April 5, 2017.

(9)	Represents the number of shares that Mr. Bagattini has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of April 5, 2017.

(10)	Includes 675,975 shares that our executive officers have the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of April 5, 2017.

Equity Compensation Plan Information

The following table sets forth certain information, as of November 27, 2016, with respect to the EIP, our only equity compensation plan. This plan was amended and restated by the Board in February 2016 and approved by our stockholders at the Annual Meeting of Stockholders in April 2016. See Note 11 to our audited consolidated financial statements included in this prospectus for more information about the EIP.

Number of Outstanding Options, Warrants and Rights(1)	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights(2)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(3)
4,381,167	1,157,347	$52.66	2,906,683

(1)	Includes only SARs and stock settled director RSUs.

(2)	Represents the number of shares of common stock the SARs and stock settled director RSUs would convert to if exercised November 27, 2016, calculated based on the conversion formula as defined in the plan and the fair market value of our common stock on that date as determined by an independent third party.

(3)	Calculated based on the number of stock awards authorized upon the adoption of the EIP, less the number of outstanding dilutive SARs, less shares issued in connection with converted RSUs, less securities expected to be issued in the future upon conversion of outstanding RSUs. The EIP provides for an award pool of 8,000,000 shares of Company common stock that may be subject to awards under the plan. The 2,906,683 shares in the table above reflects the potential number of shares which could be issued pursuant to future awards. Note that the following shares may return to the EIP and be available for issuance in connection with a future award: (i) shares covered by an award that expires or otherwise terminates without having been exercised in full; (ii) shares that are forfeited or awards which are canceled and regranted in accordance with the terms of the plan; (iii) shares covered by an award that may only be settled in cash per the terms of the award which do not count against the plan’s award pool; (iv) shares withheld to cover payment of an exercise price or cover applicable tax withholding obligations; (v) shares tendered to cover payment of an exercise price; and (vi) shares that are cancelled pursuant to an exchange or repricing program.

Stockholders’ Agreement

Our common stock is primarily owned by descendants of the family of Levi Strauss and their relatives and are not publicly held or traded. All shares are subject to a stockholders’ agreement. The agreement limits the transfer of shares and certificates to other holders, family members, specified charities and foundations and to the Company. The agreement does not provide for registration rights or other contractual devices for forcing a public sale of shares or certificates, or other access to liquidity. The Stockholders’ Agreement will terminate on April 15, 2019, (unless extended for a maximum of two, two-year periods), or earlier upon the first of the following to occur: (1) the Company’s receipt of a written notice signed by stockholders holding at least two-thirds of the shares of common stock seeking to terminate the Stockholders’ Agreement, or (2) 180 days following the consummation of an initial public offering (“IPO”) (or such earlier date following the consummation of an IPO that the Company’s Board of Directors may determine).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Charles V. Bergh, President and Chief Executive Officer, Peter E. Haas Jr., a director of the Company, Kelly McGinnis, Senior Vice President of Corporate Affairs and Chief Communications Officer, and Liz O’Neil, Senior Vice President and Chief Supply Chain Officer, are board members of the Levi Strauss Foundation, which is not a consolidated entity of the Company. Seth R. Jaffe, Senior Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. During 2016, we donated $6.9 million to the Levi Strauss Foundation.

Procedures for Approval of Related Party Transactions

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of director and officer questionnaires and a review of any payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Any business transactions or commercial relationships between the Company and any director, stockholder, or any of their immediate family members, are reviewed by the Nominating, Governance and Corporate Citizenship Committee of the board and must be approved by at least a majority of the disinterested members of the board. Business transactions or commercial relationships between the Company and named executive officers who are not directors or any of their immediate family members requires approval of the chief executive officer with reporting to the Audit Committee.

Director Independence Policy

Although our shares are not registered on a national securities exchange, we review and take into consideration the director independence criteria required by the New York Stock Exchange in determining the independence of our directors on an annual basis. In addition, the charters of our board committees prohibit members from having any relationship that would interfere with the exercise of their independence from management and the Company. The fact that a director may own stock in the Company is not, by itself, considered an “interference” with independence under the committee charters. Family stockholders or other family member directors are not eligible for membership on the Audit Committee. These independence standards are disclosed on our website at http://www.levistrauss.com/investors/corporate-governance. Except as described below, all of our directors are independent under the independence criteria required by the New York Stock Exchange.

Charles V. Bergh, who serves as our full-time President and Chief Executive Officer, is not considered independent due to his employment with the Company. The Board does not have a lead director.

DESCRIPTION OF OTHER INDEBTEDNESS

Amended and Restated Senior Secured Revolving Credit Facility

We are a party to a credit agreement for a senior secured revolving credit facility. The credit facility, which was amended and restated on March 21, 2014, as further described below, provides for an asset-based facility, in which the borrowing availability is primarily based on the value of the U.S. Levi’s® trademarks and the levels of accounts receivable and inventory in the United States and Canada, as further described below.

Availability, interest and maturity. The maximum availability under the credit facility is $850.0 million, of which $800.0 million is available to us for revolving loans in U.S. Dollars and $50.0 million is available to us for revolving loans either in U.S. Dollars or Canadian Dollars. Subject to the availability under the borrowing base, we may make and repay borrowings from time to time until the maturity of the credit facility.

We may make voluntary prepayments of borrowings at any time and must make mandatory prepayments if certain events occur. The current maturity date of the credit facility is March 21, 2019. Of the maximum availability of $850.0 million, $350.0 million is secured by the U.S. Levi’s® trademarks. The interest rate for borrowing under the credit facility is LIBOR plus 125 to 200 basis points, depending on borrowing base availability, and the range of the rate for undrawn availability is 25 to 30 basis points (depending on the Company’s credit ratings). Upon the maturity date, all of the obligations outstanding under the credit agreement become due.

The unused availability under our amended and restated senior secured revolving credit facility was $784.3 million at November 27, 2016, as the total availability of $838.0 million, based on the collateral levels discussed above, was reduced by $53.7 million of letters of credit and other credit usage allocated under the facility. The $53.7 million was comprised of $2.4 million of other credit usage and $51.3 million of stand-by letters of credit with various international banks which serve as guarantees to cover U.S. workers’ compensation claims and the working capital requirements for certain subsidiaries, primarily India.

Guarantees and security. Our obligations under the credit agreement are guaranteed by our domestic subsidiaries. The obligations under the agreement are secured by specified domestic assets, including certain U.S. trademarks associated with the Levi’s® brand and accounts receivable, goods and inventory in the United States. Additionally, the obligations of Levi Strauss & Co. (Canada) Inc. under the credit agreement are secured by Canadian accounts receivable, goods, inventory and other Canadian assets. The lien on the U.S. Levi’s® trademarks and related intellectual property may be released at our discretion so long as we meet certain conditions; such release would reduce the borrowing base.

Covenants. The credit agreement contains customary covenants restricting our activities as well as those of our subsidiaries, including limitations on the ability to sell assets; engage in mergers; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on our assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; and make changes in our corporate structure. There are exceptions to these covenants, and some are only applicable when unused availability falls below specified thresholds. In addition, the credit agreement includes, as a financial covenant, a springing fixed charge coverage ratio of 1.0:1.0, which arises when availability falls below a specified threshold.

Events of default. The credit agreement contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; pension plan terminations or specified underfunding; substantial stock ownership changes; and specified changes in the composition of our board of directors. The cross-default provisions in the agreement apply if a default occurs on other indebtedness in excess of $50.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the credit agreement, the lenders may terminate their commitments, declare immediately payable all borrowings under the agreement and foreclose on the collateral.

Senior Notes due 2022

On May 8, 2012, we issued our 2022 Notes in an aggregate principal amount of $385.0 million to qualified institutional buyers and to purchasers outside the United States in compliance with the Securities Act. The 2022 Notes are unsecured obligations that rank equally with all of our other existing and future unsecured and unsubordinated debt. On March 14, 2013, we issued an additional $140.0 million of 2022 Notes to qualified institutional buyers in compliance with the Securities Act. The 2022 Notes mature on May 1, 2022. Interest on the 2022 Notes is payable semi-annually in arrears on May 1 and November 1. We may redeem some or all of the 2022 Notes prior to May 1, 2017, at a price equal to 100% of the principal amount plus accrued and unpaid interest and a “make-whole” premium. On or after May 1, 2017, we may redeem all or any portion of the 2022 Notes, at once or over time, at redemption prices specified in the indenture governing the 2022 Notes.

We used a portion of the proceeds from the issuance of the old notes, together with borrowings under our amended and restated senior secured revolving credit facility to purchase the 2022 Notes that were tendered and accepted by us in the Tender Offer we concluded in February 2017 and to pay related fees and expenses of the offering of the old notes and the Tender Offer. On May 1, 2017, we redeemed the remaining 2022 Notes that were not tendered by holders and accepted by us in the Tender Offer and used the remaining net proceeds of the old notes to pay for such redemption and related costs.

Senior Notes due 2025

On April 27, 2015, we issued our 2025 Notes in an aggregate principal amount of $500.0 million to qualified institutional buyers and to purchasers outside the United States in compliance with the Securities Act. The 2025 Notes are unsecured obligations that rank equally with all of our other existing and future unsecured and unsubordinated debt. The 2025 Notes mature on May 1, 2025. Interest on the 2025 Notes is payable semi- annually in arrears on May 1 and November 1. We may redeem some or all of the 2025 Notes prior to May 1, 2020, at a price equal to 100% of the principal amount plus accrued and unpaid interest and a “make-whole” premium. On or after May 1, 2020, we may redeem all or any portion of the 2025 Notes, at once or over time, at redemption prices specified in the indenture governing the 2025 Notes. In addition, at any time prior to May 1, 2018, we may redeem up to a maximum of 40% of the original aggregate principal amount of the 2025 Notes with the proceeds of certain equity offerings at a redemption price of 105.00% of the principal amount of the 2025 Notes, plus accrued and unpaid interest, if any, to the date of redemption.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of capitalized terms used in this description and not defined elsewhere under the subheading “Definitions.” In this description, the words “Company,” “we,” “us” and “our” refer only to Levi Strauss & Co. and not to any of its subsidiaries.

The old notes were, and the exchange notes will be, issued under an indenture dated as of February 28, 2017, between the Company and Wells Fargo Bank, National Association, as trustee. The indenture is governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

For purposes of this description, unless the context indicates otherwise, references to “notes” include old notes previously issued under the indenture and the exchange notes offered hereby and references to the “indenture” means the indenture governing the old note and the exchange notes.

The following is a summary of the material provisions of the indenture. It does not include all of the provisions of the indenture. We urge you to read the indenture, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 3, 2017, including the definitions of certain terms contained therein and those terms made part of the indenture by reference to the Trust Indenture Act as in effect on the date of the indenture, because the indenture, and not this description, defines your rights as a holder of the notes. Copies of the indenture are available upon request to the Company at the following address: Levi Strauss & Co., Levi’s Plaza, 1155 Battery Street, San Francisco, California 94111.

Principal, Maturity and Interest

We have issued €475 million in initial aggregate principal amount of notes under the indenture and, subject to compliance with the covenant described under “—Certain Covenants—Limitation on Debt,” we can issue an unlimited amount of additional notes at later dates. Any additional notes that we issue in the future will be substantially the same as the notes offered hereby, except that the notes issued in the future will have different issuance prices, issuance dates and, in some cases, may have a different first interest payment date and ISIN number and/or Common Code. We will issue notes only in fully registered form without coupons, in a minimum denomination of €100,000 and integral multiples of €1,000 in excess thereof. The notes will mature on March 15, 2027.

Interest on the notes will accrue at a rate of 3 3⁄8% per annum. Interest on the notes will be payable semi-annually in arrears on March 15 and September 15, commencing September 15, 2017. We will pay interest to those persons who were holders of record on the March 1 or September 1 immediately preceding each interest payment date. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The old notes and the exchange notes will be denominated in euros and all payments of principal and interest thereon will be paid in euros.

Additional interest is payable with respect to the notes in certain circumstances if we do not consummate the exchange offer (or shelf registration, if applicable) as described in this offering memorandum under the heading “Exchange Offer; Registration Rights.”

Listing

Application will be made to admit the notes to listing on the Official List of the Luxembourg Stock Exchange and to admit the notes to trading on the Euro MTF market.

Ranking

The notes offered hereby will be:

•	senior unsecured obligations of the Company;

•	effectively subordinated in right of payment to existing and future secured debt, including obligations under our Existing Bank Credit Facility;

•	structurally subordinated to all debt of our subsidiaries;

•	equal in ranking (“pari passu”) with all our existing and future senior debt; and

•	senior in right of payment to all our future subordinated debt.

Secured debt of the Company will be effectively senior to the notes to the extent of the value of the assets securing such debt. As of February 26, 2017, after giving effect to the issuance of the old notes and the application of the proceeds thereof, our total debt would have been approximately $1.02 billion, all of which would have been unsecured, and we would have had approximately $746.1 million of additional borrowing capacity under our revolving credit facility. To the extent we enter into secured financings in the future, the notes will also be effectively subordinated to such secured debt to the extent of the value of the additional assets securing such debt.

A significant portion of our operations are conducted through our subsidiaries. Therefore, our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries, joint ventures and minority investments and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt, including our Existing Bank Credit Facility.

We only have a stockholder’s claim in the assets of our subsidiaries. This stockholder’s claim is junior to the claims that creditors of our subsidiaries have against our subsidiaries. Holders of the notes will only be creditors of the Company, and not of our subsidiaries. As a result, all the existing and future liabilities of our subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the notes.

We conduct our foreign operations through foreign subsidiaries, which in fiscal year 2016 accounted for approximately 49% of our consolidated net revenues. As a result, we depend in part upon dividends or other intercompany transfers of funds from our foreign subsidiaries for the funds necessary to meet our debt service obligations, including payments on the notes. We only receive the cash that remains after our foreign subsidiaries satisfy their obligations. If those subsidiaries are unable to pass on the amount of cash that we need, we may be unable to make payments to you. Any agreements our foreign subsidiaries enter into with other parties, as well as applicable laws and regulations limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies absent special conditions, may restrict the ability of our foreign subsidiaries to pay dividends or make other distributions to us.

As of February 26, 2017, the liabilities, including trade payables but excluding intercompany obligations, of our subsidiaries were approximately $496.6 million. Our subsidiaries have other liabilities, including contingent liabilities, which may be significant.

The indenture will contain limitations on the amount of additional Debt that we and the Restricted Subsidiaries may incur. However, the amounts of this Debt could nevertheless be substantial.

Optional Redemption

Except as set forth in the second and third succeeding paragraphs, the notes will not be redeemable at the option of the Company prior to March 15, 2022. Starting on that date, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice under the indenture. The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on March 15 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2022	101.688%
2023	101.125%
2024	100.563%
2025 and thereafter	100.000%

At any time and from time to time, prior to March 15, 2020, the Company may redeem up to a maximum of 40% of the original aggregate principal amount of the notes (including additional notes, if any) with the proceeds of one or more Equity Offerings, at a redemption price equal to 103.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any redemption of this kind, at least 60% of the original aggregate principal amount of notes (including additional notes, if any) remains outstanding. Any redemption of this kind shall be made within 90 days of such Equity Offering.

In addition, the Company may choose to redeem all or any portion of the notes, at once or over time, prior to March 15, 2022. If it does so, it may redeem the notes after giving the required notice under the indenture. To redeem the notes, the Company must pay a redemption price equal to the sum of:

(a)	100% of the principal amount of the notes to be redeemed, plus

(b)	the Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In connection with any redemption of notes described above, such redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including any related Equity Offering, issuance of Debt or other transaction. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all of such conditions shall not have been satisfied by the redemption date. If less than all of the notes are to be redeemed, the notes to be redeemed will be selected by the trustee on a pro rata basis, by lot or another method the trustee deems to be fair and appropriate in accordance with the applicable procedures of the depository. Notwithstanding the foregoing, if less than all of the notes are to be redeemed, no notes of a principal amount of €100,000 or less shall be redeemed in part. If money sufficient to pay the redemption price on the notes (or portions thereof) to be redeemed on the redemption date is deposited with the paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

Any notice to holders of notes of such redemption needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate delivered to the trustee no later than two business days prior to the redemption date.

If the Company effects an optional redemption of the notes, it will, if and for so long as any notes are listed on the Official List of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, inform the Luxembourg Stock Exchange of such optional redemption and confirm the aggregate principal amount of the notes that will remain outstanding immediately after such redemption.

The Company will send notice of any redemption at least 10 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed.

Sinking Fund

There will be no mandatory sinking fund payments for the notes.

Paying Agent and Registrar for the Notes

The Company will maintain one or more Paying Agents (each, a “Paying Agent”) for the notes, including one Paying Agent in the City of London (the “Principal Paying Agent”). The initial Principal Paying Agent for the notes will be HSBC Bank plc in the City of London.

The Company will also maintain one or more registrars (each, a “Registrar”) and one or more transfer agents in the City of London or a European Union member state. The initial Registrar and transfer agent will be HSBC Bank plc. The Registrar will maintain a register reflecting ownership of definitive registered notes outstanding from time to time, if any, and will facilitate transfers of definitive registered notes on behalf of the Company. The transfer agent shall perform the functions of a transfer agent.

The Company may change any Paying Agent, Registrar or transfer agent for the notes without prior notice to the Holders of the notes. However, if and for so long as any notes are listed on the Official List of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Company will publish notice of the change in a Paying Agent, Registrar or transfer agent in a leading newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, post such notice on the official website of the Luxembourg Stock Exchange (www.bourse.lu). The Company or any of its subsidiaries may act as Paying Agent or Registrar in respect of the notes.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any political subdivision or taxing authority of or in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced and becomes effective after the date of this offering memorandum, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” with respect to the notes, then we may at any time at our option redeem, in whole, but not in part, the notes on not less than 10 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid on those notes to the date fixed for redemption. Any such redemption may not take place more than 60 days prior to the date on which we would first be required to pay any additional amounts.

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay additional amounts on the notes as are necessary in order that each payment made by us or a paying agent on the notes to a beneficial owner of the notes who is not a United States person (as defined below), after deduction by any applicable withholding agent of any present or future tax, assessment or other governmental charge (including any interest, penalties, or other additions to tax) of the United States or a political subdivision or taxing authority of or in the United States, imposed by withholding with respect to the payment, will not be less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(a)	to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(1)	being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

(2)	having another current or former connection with the United States, including being or having been a citizen or resident of the United States, but excluding a connection resulting solely from acquiring, owning or disposing of the notes, receiving payment thereunder or enforcing its rights thereunder;

(3)	being or having been a “10-percent shareholder” of us as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision or a controlled foreign corporation described in section 881(c)(3)(C) of the Code (or any successor provision); or

(4)	being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into the ordinary course of its trade or business;

(b)	to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(c)	to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to any exemption from, or reduction in, such tax, assessment or other governmental charge to which the holder is legally entitled;

(d)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding from the payment;

(e)	to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

(f)	to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by at least one other paying agent;

(g)	to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(h)	to any U.S. federal back-up withholding tax under Section 3406 of the Code;

(i)	to any U.S. federal withholding tax imposed on a foreign organization that is a private foundation pursuant to Section 1443(b) of the Code;

(j)	to any tax imposed under Sections 1471- 1474 of the Code as of the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with),

any current or future United States Treasury Regulations promulgated thereunder or official governmental interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and any applicable intergovernmental agreements (and related laws) and official administrative guidance implementing the foregoing; or

(k)	in the case of any combination of items (a) through (j).

The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the notes. Except as specifically provided under this heading “—Payments of Additional Amounts,” we will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

As used under this heading “—Payments of Additional Amounts” and under the heading “—Redemption for Tax Reasons”, the term “United States” means the United States of America (including the states and the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, and the term “United States person” means any person who is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Repurchase at the Option of Holders Upon a Change of Control

Upon the occurrence of a Change of Control, unless we have exercised our right, if any, to redeem the notes in full, each holder of notes will have the right to require us to repurchase all or any part of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, the Company shall:

(a)	cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States, and

(b)	send, by first-class mail (or electronic transmission in the case of notes held in book entry form), with a copy to the trustee, to each holder of notes, at such holder’s address appearing in the security register, a notice stating:

(i)	that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all notes timely tendered will be accepted for repurchase;

(ii)	the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(iii)	the circumstances and relevant facts regarding the Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

(iv)	the procedures that holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

If and for so long as the notes are listed on the Official List of the Luxembourg Stock Exchange and admitted for trading on the Euro MTF Market, the Company will publish notices relating to the Change of Control Offer (including with respect to the results thereof) in a leading newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, post such notices on the official website of the Luxembourg Stock Exchange (www.bourse.lu).

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance.

The Change of Control repurchase feature is a result of negotiations between us and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the covenants described below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we dispose of less than all our assets by any of the means described above, the ability of a holder of notes to require us to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

The Existing Bank Credit Facility restricts us in certain circumstances from purchasing any notes prior to maturity of the notes and also provides that the occurrence of some of the events that would constitute a Change of Control would constitute a default under that existing debt. The terms of our Existing Notes require us to offer to repurchase such notes upon the occurrence of a Change of Control. Future debt of the Company, including any new bank credit facility, may contain prohibitions of certain events which would constitute a Change of Control or require that future debt be repurchased upon a Change of Control. Moreover, the exercise by holders of notes or our Existing Notes of their right to require us to repurchase their notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of that repurchase on us. Finally, our ability to pay cash to holders of notes or Existing Notes upon a required repurchase may be limited by our financial resources at that time. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase notes in connection with a Change of Control would result in a default under the indenture and our failure to purchase Existing Notes in connection with a Change of Control would result in a default under the respective indentures governing such notes. Any such default would, in turn, constitute a default under our existing debt, and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of that Change of Control with the written consent of the holders of a majority in principal amount of the notes. See “—Amendments and Waivers.”

Certain Covenants

Set forth below are summaries of certain of the covenants to be contained in the indenture.

Covenant Suspension

During any period of time that:

(a)	the notes have Investment Grade Ratings from both Rating Agencies, and

(b)	no Default or Event of Default has occurred and is continuing under the indenture, the Company and the Restricted Subsidiaries will not be subject to the following provisions of the indenture:

•	“—Limitation on Debt,”

•	“—Limitation on Restricted Payments,”

•	“—Limitation on Asset Sales,”

•	“—Limitation on Restrictions on Distributions from Restricted Subsidiaries,”

•	clause (x) of the third paragraph (and as referred to in the first paragraph) of “—Designation of Restricted and Unrestricted Subsidiaries,” and

•	clause (d) of the first paragraph of “—Merger, Consolidation and Sale of Property”

(collectively, the “Suspended Covenants”). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants for all periods after that withdrawal, downgrade, Default or Event of Default and, furthermore, compliance with the provisions of the covenant described in “—Limitation on Restricted Payments” with respect to Restricted Payments made after the time of the withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of that covenant as though that covenant had been in effect during the entire period of time from the Issue Date, provided that there will not be deemed to have occurred a Default or Event of Default with respect to that covenant during the time that the Company and the Restricted Subsidiaries were not subject to the Suspended Covenants (or after that time based solely on events that occurred during that time).

Limitation on Debt

The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of the Incurrence or be continuing following the Incurrence and either:

(1) the Debt is Debt of the Company or a Restricted Subsidiary and after giving effect to the Incurrence of the Debt and the application of the proceeds thereof, the Consolidated Fixed Charges Coverage Ratio would be greater than 2.00 to 1.00; provided, that the aggregate amount of Debt that may be Incurred pursuant to the foregoing by a Restricted Subsidiary that is not a Future Guarantor shall not at any one time be outstanding in an amount exceeding the greater of (i) $200.0 million and (ii) 12% of Consolidated Net Tangible Assets, or

(2) the Debt is Permitted Debt.

The term “Permitted Debt” is defined to include the following:

(a)	Debt of the Company evidenced by the notes offered hereby;

(b)

Debt of the Company or a Restricted Subsidiary Incurred under any Credit Facilities, Incurred by the Company or a Restricted Subsidiary pursuant to a Real Estate Financing Transaction, a Sale and Leaseback Transaction, an Equipment Financing Transaction or Debt Issuances, Debt Incurred by the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt,

or Incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to the Company or any other Restricted Subsidiary of the Company (except for Standard Securitization Undertakings), provided that the aggregate principal amount of all Debt of this kind at any one time outstanding shall not exceed the greater of:

(1)	$1.9 billion, which amount shall be permanently reduced by the amount of Net Available Cash from an Asset Sale used to Repay Debt Incurred pursuant to this clause (b), pursuant to the covenant described under “—Limitation on Asset Sales,” and

(2)	the sum of the amounts equal to:

(A)	60% of the book value of the inventory of the Company and the Restricted Subsidiaries, and

(B)	85% of the book value of the accounts receivable of the Company and the Restricted Subsidiaries, in the case of each of clauses (A) and (B) as of the most recently ended quarter of the Company for which financial statements of the Company have been provided to the holders of the notes;

(c)	Debt of the Company owing to and held by any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that (1) any subsequent issue or transfer of Capital Stock or other event that results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of that Debt (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of that Debt by the issuer thereof, and (2) if the Company is the obligor on that Debt, the Debt is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

(d)	Debt of a Restricted Subsidiary outstanding on the date on which that Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, a transaction or series of transactions pursuant to which the Restricted Subsidiary became a Restricted Subsidiary of the Company or was otherwise acquired by the Company); provided that at the time that Person was acquired by the Company or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of that Debt, (i) the Company would have been able to Incur $1.00 of additional Debt pursuant to clause (1) of the first paragraph of this covenant or (ii) the Consolidated Fixed Charges Coverage Ratio would have been greater than such ratio immediately prior to such transaction;

(e)	Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, a transaction or series of transactions pursuant to which a Person became a Restricted Subsidiary of the Company or was otherwise acquired by the Company; provided at the time that Person was acquired by the Company or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of that Debt, (i) the Company would have been able to Incur $1.00 of additional Debt pursuant to clause (1) of the first paragraph of this covenant or (ii) the Consolidated Fixed Charges Coverage Ratio would have been greater than such ratio immediately prior to such transaction and would be at least 1.75 to 1.0;

(f)	Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or that Restricted Subsidiary and not for speculative purposes, provided that the obligations under those agreements are related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(g)	Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or that Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

(h)	Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of the financial management of the Company or that Restricted Subsidiary and not for speculative purposes;

(i)	Debt in connection with one or more standby letters of credit or performance bonds issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self- insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(j)	Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, other than Guarantees of Debt Incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided, however, that the maximum aggregate liability in respect of all such Debt shall at no time exceed the gross proceeds actually received by the Company or such Restricted Subsidiary in connection with such disposition;

(k)	Debt outstanding on the Issue Date not otherwise described in clauses (a) through (j) above;

(l)	Debt of the Company or a Restricted Subsidiary in an aggregate principal amount outstanding at any one time not to exceed the greater of $200.0 million and 12% of the Company’s Consolidated Net Tangible Assets (as calculated at the time of incurrence);

(m)	Debt of one or more Foreign Restricted Subsidiaries in an aggregate principal amount outstanding at any one time not to exceed the greater of $200.0 million and 12% of Consolidated Net Tangible Assets (as calculated at the time of incurrence);

(n)	Guarantees of Debt otherwise permitted herein by a Future Guarantor; and

(o)	Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (d), (e) and (k) above.

For purposes of determining compliance with any restriction on the incurrence of Debt in dollars where Debt is denominated in a different currency, the amount of such Debt will be the Dollar Equivalent determined on the date of such determination; provided that if any such Debt denominated in a different currency is subject to a Currency Exchange Protection Agreement (with respect to dollars) covering principal amounts payable on such Debt, the amount of such Debt expressed in euros will be adjusted to take into account the effect of such agreement. The principal amount of any Permitted Refinancing Debt Incurred in the same currency as the Debt being refinanced will be the Dollar Equivalent of the Debt refinanced determined on the date such Debt being refinanced was initially incurred. Notwithstanding any other provision of this covenant, for purposes of determining compliance with this “Limitation on Debt” covenant, increases in Debt solely due to fluctuations in the exchange rates of currencies will not be deemed to exceed the maximum amount that the Company or any Restricted Subsidiary may Incur under any of clauses (a) through (o) of this “Limitation on Debt” covenant.

For purposes of determining compliance with the covenant described above:

(A)	in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, the Company, in its sole discretion, will classify such item of Debt at the time of Incurrence and only be required to include the amount and type of such Debt in one of the above clauses; and

(B)	the Company will be entitled to divide and classify and reclassify an item of Debt in more than one of the types of Debt described above.

Limitation on Restricted Payments

The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, the proposed Restricted Payment,

(a)	a Default or Event of Default shall have occurred and be continuing,

(b)	the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on Debt,” or

(c)	the aggregate amount of that Restricted Payment and all other Restricted Payments declared or made after the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of:

(1)	50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from November 28, 2016 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of the Restricted Payment (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(2)	Capital Stock Sale Proceeds received after the Issue Date, plus

(3)	the sum of:

(A)	the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

(B)	the aggregate amount by which Debt of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

(x)	any Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary for the benefit of their employees, and

(y)	the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange,

plus

(4)	an amount equal to the sum of:

(A)	the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property made after the Issue Date, in each case to the Company or any Restricted Subsidiary from that Person, less the cost of the disposition of those Investments, and

(B)	the lesser of the net book value or the Fair Market Value of the Company’s equity interest in an Unrestricted Subsidiary at the time the Unrestricted Subsidiary is designated a Restricted Subsidiary (provided that such designation occurs after the Issue Date);

provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in that Person, plus

(5)	an amount equal to the restricted payment availability as of the Issue Date under the provisions corresponding to the foregoing in the indenture governing the Company’s 5.00% Senior Notes due 2025, which approximated $993.0 million as of November 27, 2016.

Notwithstanding the foregoing limitation, the Company may:

(a)	pay dividends on its Capital Stock within 60 days of the declaration thereof if, on said declaration date, the dividends could have been paid in compliance with the indenture; provided, however, that the dividend shall be included in the calculation of the amount of Restricted Payments;

(b)	purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary for the benefit of their employees); provided, however, that

(1)	the purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments, and

(2)	the Capital Stock Sale Proceeds from the exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

(c)	purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that the purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d)	pay scheduled dividends (not constituting a return on capital) on Disqualified Stock of the Company issued pursuant to and in compliance with the covenant described under “—Limitation on Debt”;

(e)	permit a Restricted Subsidiary that is not a Wholly Owned Subsidiary to pay dividends to shareholders of that Restricted Subsidiary that are not the parent of that Restricted Subsidiary, so long as the Company or a Restricted Subsidiary that is the parent of that Restricted Subsidiary receives dividends on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary that is the parent of that Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis;

(f)	make cash payments in lieu of fractional shares in connection with the exercise of warrants, options or other securities convertible into Capital Stock of the Company; provided, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(g)	make repurchases of shares of common stock of the Company deemed to occur upon the exercise of options to purchase shares of common stock of the Company if such shares of common stock of the Company represent a portion of the exercise price of such options; provided, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(h)	pay dividends on the common stock of the Company following the first Equity Offering of the Company after the Issue Date in an annual amount not to exceed 6% of the net cash proceeds received by the Company in such Equity Offering; provided, however, that such dividends shall be included in the calculation of the amount of Restricted Payments;

(i)	repurchase shares of, or options to purchase shares of, common stock of the Company from current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees), pursuant to the terms of agreements (including employment agreements) or plans approved by the Board of Directors under which such individuals acquire shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $30.0 million in any calendar year (with unused amounts in any calendar year carried over to succeeding calendar years subject to a maximum of $60.0 million in any calendar year); and provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(j)	purchase, defease or otherwise acquire or retire for value any Subordinated Obligations upon a Change of Control of the Company or an Asset Sale by the Company, to the extent required by any agreement pursuant to which such Subordinated Obligations were issued, but only if the Company has previously made the offer to purchase notes required under “Repurchase at the Option of Holders Upon a Change of Control” or “—Limitation on Asset Sales”; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments;

(k)	make other Restricted Payments not to exceed $150.0 million in the aggregate; provided, however, that such other payments shall be included in the calculation of the amount of Restricted Payments; and

(l)	make other Restricted Payments, provided that after giving pro forma effect to such Restricted Payment the Consolidated Total Leverage Ratio will be less than or equal to 2.50 to 1.00; provided, however, that such other payments shall be included in the calculation of the amount of Restricted Payments.

Limitation on Liens

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the notes will be secured by that Lien equally and ratably with (or prior to) all other Debt of the Company or any Restricted Subsidiary secured by that Lien.

Limitation on Asset Sales

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a)	the Company or the Restricted Subsidiary receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the Property subject to that Asset Sale;

(b)	at least 75% of the consideration paid to the Company or the Restricted Subsidiary in connection with the Asset Sale is in the form of cash or cash equivalents or the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to those liabilities; and

(c)	the Company delivers an Officers’ Certificate to the trustee certifying that the Asset Sale complies with the foregoing clauses (a) and (b).

For the purposes of this covenant:

(1)	in the case of a transaction involving a sale of any distribution center by the Company or a Restricted Subsidiary and the establishment of an outsourcing arrangement in which the purchaser assumes distribution responsibilities on behalf of the Company or the Restricted Subsidiary, any credits or other consideration the purchaser grants to the Company or the Restricted Subsidiary as part of the purchase price of the distribution center, which credits or other consideration effectively offset future payments due from the Company or the Restricted Subsidiary to the purchaser as part of the outsourcing arrangement, will be considered to be cash equivalents;

(2)	securities or other assets received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days shall be considered to be cash to the extent of the cash received in that conversion;

(3)	any cash consideration paid to the Company or the Restricted Subsidiary in connection with the Asset Sale that is held in escrow or on deposit to support indemnification, adjustment of purchase price or similar obligations in respect of such Asset Sale shall be considered to be cash;

(4)	Productive Assets received by the Company or any Restricted Subsidiary in connection with the Asset Sale shall be considered to be cash; and

(5)

the requirement that at least 75% of the consideration paid to the Company or the Restricted Subsidiary in connection with the Asset Sale be in the form of cash or cash equivalents shall also be considered satisfied if the cash received constitutes at least 75% of the consideration received by the Company or the Restricted Subsidiary in connection with such Asset Sale, determined on an after-tax basis.

The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or the Restricted Subsidiary elects (or is required by the terms of any Debt):

(a)	to Repay Debt of the Company (excluding, in any such case, any Debt that (i) constitutes a Subordinated Obligation or (ii) is owed to the Company or an Affiliate of the Company); or

(b)	to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary);

provided, however, that the Net Available Cash (or any portion thereof) from Asset Sales from the Company to any Subsidiary must be reinvested in Additional Assets of the Company.

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 360 days from the date of the receipt of that Net Available Cash or that the Company earlier elects to so designate shall constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds not previously subject to a Prepayment Offer (as defined below) exceeds $100.0 million (taking into account income earned on those Excess Proceeds, if any), the Company will be required to make an offer to purchase (the “Prepayment Offer”) the notes, which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of notes have been given the opportunity to tender their notes for purchase in accordance with the indenture, the Company or such Restricted Subsidiary may use the remaining amount for any purpose permitted by the indenture and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” will mean the product of:

(a)	the Excess Proceeds, and

(b)	a fraction,

(1)	the numerator of which is the aggregate principal amount of the notes outstanding on the date of the Prepayment Offer, and

(2)	the denominator of which is the sum of the aggregate principal amount of the notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company to make an offer to purchase that Debt at substantially the same time as the Prepayment Offer.

Not later than five business days after the Company is obligated to make a Prepayment Offer as described in the preceding paragraph, the Company shall send a written notice, by first-class mail (or electronic transmission in the case of notes held in book entry form), to the holders of notes, accompanied by information regarding the Company and its Subsidiaries as the Company in good faith believes will enable the holders to make an informed decision with respect to that Prepayment Offer. The notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary,

(b)	make any loans or advances to the Company or any other Restricted Subsidiary, or

(c)	transfer any of its Property to the Company or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1)	with respect to clauses (a), (b) and (c), to restrictions:

(A)	in effect on the Issue Date,

(B)	relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which that Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company,

(C)	that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided that restriction is no less favorable to the holders of notes than those under the agreement evidencing the Debt so Refinanced,

(D)	resulting from the Incurrence of any Permitted Debt described in clause (b) of the second paragraph of the covenant described under “—Limitation on Debt,” provided that the restriction is no less favorable to the holders of notes than the restrictions of the same type contained in the indenture, or

(E)	constituting Standard Securitization Undertakings relating solely to, and restricting only the rights of, a Receivables Entity in connection with a Qualified Receivables Transaction, and

(2)	with respect to clause (c) only, to restrictions:

(A)	relating to Debt that is permitted to be Incurred and secured without also securing the notes pursuant to the covenants described under “—Limitation on Debt” and “—Limitation on Liens” that limit the right of the debtor to dispose of the Property securing that Debt,

(B)	encumbering Property at the time the Property was acquired by the Company or any Restricted Subsidiary, so long as the restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of the acquisition,

(C)	resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements (including, without limitation, intellectual property licenses entered into in the ordinary course of business) that restrict assignment of the agreements or rights thereunder, or

(D)	which are customary restrictions contained in asset sale agreements limiting the transfer of Property pending the closing of the sale.

Limitation on Transactions with Affiliates

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a)	the terms of such Affiliate Transaction are:

(1)	set forth in writing, and

(2)	no less favorable to the Company or that Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company, and

(b)	if the Affiliate Transaction involves aggregate payments or value in excess of $25.0 million, the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves the Affiliate Transaction and, in its good faith judgment, believes that the Affiliate Transaction complies with clauses (a)(1) and (2) of this paragraph as evidenced by a Board Resolution promptly delivered to the trustee.

Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

(a)	any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 5% of the total voting power of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary);

(b)	any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(c)	the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of the Restricted Subsidiaries, so long as, in the case of executive officers and directors, the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for the compensation to be fair consideration therefor;

(d)	loans and advances to employees made in the ordinary course of business in compliance with applicable laws and consistent with the past practices of the Company or that Restricted Subsidiary, as the case may be, provided that those loans and advances do not exceed $20.0 million in the aggregate at any one time outstanding;

(e)	any transaction effected as part of a Qualified Receivables Transaction or any transaction involving the transfer of accounts receivable of the type specified in the definition of “Credit Facility” and permitted under clause (b) of the second paragraph of the covenant described under “—Limitation on Debt”;

(f)	the Existing Policies or any transaction contemplated thereby; and

(g)	any sale of shares of Capital Stock (other than Disqualified Stock) of the Company.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if:

(a)	the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary, and

(b)	any of the following:

(1)	the Subsidiary to be so designated has total assets of $1,000 or less,

(2)	if the Subsidiary has consolidated assets greater than $1,000, then the designation would be permitted under the covenant entitled “Limitation on Restricted Payments,” or

(3)	the designation is effective immediately upon the entity becoming a Subsidiary of the Company.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that the Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to the classification or if the Person is a Subsidiary of an Unrestricted Subsidiary.

Except as provided in the first sentence of the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary in existence and classified as an Unrestricted Subsidiary at the time the Company or the Restricted Subsidiary is liable for that Debt (including any right to take enforcement action against that Unrestricted Subsidiary).

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to the designation,

(x)	the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on Debt,” and

(y)	no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any designation or redesignation of this kind by the Board of Directors will be evidenced to the trustee by filing with the trustee a Board Resolution giving effect to the designation or redesignation and an Officers’ Certificate that:

(a)	certifies that the designation or redesignation complies with the foregoing provisions, and

(b)	gives the effective date of the designation or redesignation, and the filing with the trustee to occur within 45 days after the end of the fiscal quarter of the Company in which the designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of that fiscal year).

Future Subsidiary Guarantors

The Company may, at any time after the Issue Date, cause one or more of its Restricted Subsidiaries to Guarantee the notes. Upon any Guarantee of the notes by a Future Guarantor, such Future Guarantor will execute and deliver to the trustee a supplemental indenture pursuant to which such Future Guarantor shall Guarantee payment of the notes.

Merger, Consolidation and Sale of Property

The Company shall not merge, consolidate or amalgamate with or into (other than a merger of a Wholly Owned Restricted Subsidiary into the Company), or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions to, any Person unless:

(a)	the Company shall be the surviving Person (the “Surviving Person”) or the Surviving Person (if other than the Company) formed by that merger, consolidation or amalgamation or to which that sale,

transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b)	the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form satisfactory to the trustee, executed and delivered to the trustee by that Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by the Company;

(c)	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(d)	immediately after giving effect to that transaction or series of transactions on a pro forma basis, the Company or the Surviving Person, as the case may be, (i) would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Debt” or (ii) the Consolidated Fixed Charges Coverage Ratio would be greater than such ratio immediately prior to such transaction, provided, however, that this clause (d) shall not be applicable to the Company merging, consolidating or amalgamating with or into an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Debt of the Company and the Restricted Subsidiaries is not increased thereby; and

(e)	the Company shall deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that the transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to the transaction have been satisfied.

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the indenture, but the predecessor Company in the case of:

(a)	a sale, transfer, assignment, conveyance or other disposition (unless that sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety), or

(b)	a lease, shall not be released from any obligation to pay the principal of, premium, if any, and interest on, the notes.

If and for so long as any notes are listed on the Official List of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Company will publish a notice of any merger, consolidation or amalgamation described above, or any sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Property of the Company described above, in a leading newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, post such notice on the official website of the Luxembourg Stock Exchange (www.bourse.lu) and, for so long as the rules of the Luxembourg Stock Exchange so require, notify the Luxembourg Stock Exchange of any such transaction.

Maintenance of Listing

The Company will (i) use its commercially reasonable efforts to cause the notes to be listed, subject to notice of issuance, on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market as promptly as practicable after the Issue Date, and (ii) use its commercially reasonable efforts to maintain such listing for as long as any of the notes are outstanding. If the notes fail to be, or at any time cease to be, listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market, the Company will use its commercially reasonable efforts to list the notes on another recognized stock exchange in western Europe as promptly as practicable after the date on which the notes are not so listed or admitted.

SEC Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the trustee and holders of notes with annual reports and information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to those Sections, and the information, documents and reports to be so filed and provided at the times specified for the filing of the information, documents and reports under those Sections; provided, however, that (i) the Company shall not be so obligated to file the information, documents and reports with the SEC if the SEC does not permit those filings and (ii) the electronic filing with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system providing for free public access to such filings) shall satisfy the Company’s obligation to provide such reports, information and documents to the trustee and the holders of notes, it being understood that the trustee shall have no responsibility to determine whether or not such information has been filed.

Delivery of such reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on an Officers’ Certificate).

If and so long as the notes are listed on the Official List of the Luxembourg Stock Exchange and admitted for trading on the Euro MTF Market and the rules of the Luxembourg Stock Exchange so require, copies of the reports, information and documents required under the paragraph above shall be made available at the offices of the paying agent or, to the extent and in the manner permitted by such rules, or such reports, information and documents shall be posted on the official website of the Luxembourg Stock Exchange (www.bourse.lu).

Events of Default

Events of Default in respect of the notes include:

(1)	failure to make the payment of any interest on the notes when the same becomes due and payable, and that failure continues for a period of 30 days;

(2)	failure to make the payment of any principal of, or premium, if any, on, any of the notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3)	failure to comply with the covenant described under “—Merger, Consolidation and Sale of Property”;

(4)	failure to comply with any other covenant or agreement in the notes or in the indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)) and such failure continues for 60 days after written notice is given to the Company as provided below;

(5)	a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the maturity of that Debt, or failure to pay any Debt at maturity, in an aggregate amount greater than $50.0 million or its foreign currency equivalent at the time (the “cross acceleration provisions”);

(6)	any judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall remain unsatisfied, undischarged, unvacated, unbonded or unstayed for a period of 60 consecutive days or more after such judgment becomes final (the “judgment default provisions”); and

(7)	specified events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”).

A Default under clause (4) is not an Event of Default until the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding notify the Company of the Default and the Company does not cure that Default within the time specified after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.”

The Company shall deliver to the trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice and the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

If an Event of Default with respect to the notes (other than an Event of Default resulting from particular events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the trustee or the registered holders of not less than 25% in aggregate principal amount of notes then outstanding may declare to be immediately due and payable the principal amount of all the notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, the amount with respect to all the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the trustee, the registered holders of a majority in aggregate principal amount of the notes then outstanding may, under some circumstances, rescind and annul the acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless the holders shall have offered to the trustee indemnity reasonably satisfactory to it against loss, liability or expense. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder of notes will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a)	that holder has previously given to the trustee written notice of a continuing Event of Default,

(b)	the registered holders of at least 25% in aggregate principal amount of the notes then outstanding have made written request and offered indemnity to the trustee reasonably satisfactory to it against loss, liability or expense to institute the proceeding as trustee, and

(c)	the trustee shall not have received from the registered holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with that request and shall have failed to institute the proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of any note for enforcement of payment of the principal of, premium, if any, or interest on, that note on or after the respective due dates expressed in that note.

Amendments and Waivers

Subject to some exceptions, the indenture may be amended with the consent of the registered holders of a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and particular covenants and provisions of the indenture which cannot be amended without the consent of each holder of an outstanding note)

with the consent of the registered holders of at least a majority in aggregate principal amount of the notes then outstanding; However, without the consent of each holder of an outstanding note affected thereby, no amendment may, among other things,

(1)	reduce the amount of notes whose holders must consent to an amendment or waiver,

(2)	reduce the rate of or extend the time for payment of interest on any note,

(3)	reduce the principal of or extend the Stated Maturity of any note,

(4)	make any note payable in money other than euros,

(5)	impair the right of any holder of the notes to receive payment of principal of and interest on that holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to that holder’s notes,

(6)	subordinate the notes to any other obligation of the Company,

(7)	release any security interest that may have been granted in favor of the holders of the notes other than pursuant to the terms of any agreement granting that security interest,

(8)	reduce the premium payable upon the redemption of any note nor change the time at which any note may be redeemed, as described under “—Optional Redemption,”

(9)	reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the notes must be repurchased pursuant to that Change of Control Offer, or

(10)	at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which the Prepayment Offer must be made or at which the notes must be repurchased pursuant thereto.

Without the consent of any holder of the notes, the Company and the trustee may amend the indenture to:

(1)	cure any ambiguity, omission, defect or inconsistency, as evidenced in an Officers’ Certificate,

(2)	provide for the assumption by a successor corporation of the obligations of the Company under the indenture,

(3)	provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code),

(4)	add Guarantees with respect to the notes,

(5)	secure the notes, to add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company,

(6)	make any change that does not adversely affect the rights of any holder of the notes in any material respect,

(7)	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act, or

(8)	provide for the issuance of additional notes in accordance with the indenture.

The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to each registered holder of the notes at the holder’s address appearing in the security register a notice briefly describing the amendment. However, the failure to give this notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

If and for so long as any notes are listed on the Official List of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Company will publish notice of any amendment, supplement and waiver in a leading newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, post such notice on the official website of the Luxembourg Stock Exchange (www.bourse.lu).

Defeasance

The Company at any time may terminate all its obligations under the notes and the indenture (“legal defeasance”), except for particular obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. The Company at any time may terminate:

(1)	its obligations under the covenants described under “—Repurchase at the Option of Holders Upon a Change of Control” and “—Certain Covenants,”

(2)	the operation of the cross acceleration provisions, the judgment default provisions and the bankruptcy provisions with respect to Significant Subsidiaries, described under “—Events of Default” above, and

(3)	the limitations contained in clause (d) under the first paragraph of “—Merger, Consolidation and Sale of Property” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under “—Certain Covenants”), (5), (6) or (7) (with respect only to Significant Subsidiaries) under “—Events of Default” above or because of the failure of the Company to comply with clause (d) under the first paragraph of “—Merger, Consolidation and Sale of Property” above. The legal defeasance option or the covenant defeasance option may be exercised only if:

(a)	the Company irrevocably deposits with the paying agent money in euros or euro-denominated Government Obligations for the payment of principal of and interest (including premium, if any) on the notes to maturity or redemption;

(b)	the Company delivers to the trustee a certificate of a nationally recognized accounting firm expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited Government Obligations plus any deposited money without investment will provide cash at the times and in amounts as will be sufficient to pay principal and interest (including premium, if any) when due on all the notes to maturity or redemption, as the case may be;

(c)	123 days pass after the deposit is made and during the 123-day period no Default described in clause (7) under “—Events of Default” occurs with respect to the Company or any other Person making the deposit which is continuing at the end of the period;

(d)	no Default or Event of Default has occurred and is continuing on the date of the deposit and after giving effect thereto;

(e)	the deposit does not constitute a default under any other agreement or instrument binding on the Company;

(f)	the Company delivers to the trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g)	in the case of the legal defeasance option, the Company delivers to the trustee an Opinion of Counsel stating that:

(1)	the Company has received from the Internal Revenue Service a ruling, or

(2)	since the date of the indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon the Opinion of Counsel shall confirm that, the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if the defeasance had not occurred;

(h)	in the case of the covenant defeasance option, the Company delivers to the trustee an Opinion of Counsel to the effect that the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of that covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred; and

(i)	the Company delivers to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the notes have been complied with as required by the indenture.

Judgment Currency

Any payment on account of an amount that is payable in euro which is made to or for the account of any holder of notes or the trustee in lawful currency of any other jurisdiction (the “Judgment Currency”), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Company or a Future Guarantor, shall constitute a discharge of the Company’s or the Future Guarantor’s obligation under the Indenture and the notes or the Guarantee of the notes, as the case may be, only to the extent of the amount of euros which such holder or the trustee, as the case may be, could purchase in the London foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first business day following receipt of the payment in the Judgment Currency. If the amount of euros that could be so purchased is less than the amount of euros originally due to such holder or the trustee, as the case may be, the Company and any Future Guarantors shall indemnify and hold harmless the holder or the trustee, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in the Indenture or the notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder or the trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

Governing Law

The indenture and the notes will be governed by the internal laws of the State of New York.

The Trustee

Wells Fargo Bank, National Association is the trustee with regard to the notes. HSBC Bank plc is designated as the registrar, paying agent and transfer agent under a paying, registrar and transfer agency agreement (the “Paying Agency Agreement”).

Except during the continuance of an Event of Default, the trustee will perform only the duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person’s own affairs.

Notices

Notices regarding the notes will be (a) if and so long as notes are listed on the Luxembourg Stock Exchange and the rules of such exchange shall so require, published by the Company in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, posted on the website at the Luxembourg Stock Exchange (www.bourse.lu)) and (b) sent to the trustee. If and so long as such notes are listed on any other securities exchange, notices will also be given in accordance with any applicable requirements of such securities exchange.

Definitions

Set forth below is a summary of defined terms from the indenture that are used in this “Description of Notes.” Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Additional Assets” means:

(a)	any Property (other than cash, cash equivalents, securities and inventory) to be owned by the Company or any Restricted Subsidiary and used in a Related Business; or

(b)	Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of that Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of this clause (b), the Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with that specified Person, or

(b)	any other Person who is a director or officer of that specified Person.

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Transactions with Affiliates” and “—Limitation on Asset Sales” and the definition of “Additional Assets” only, “Affiliate” shall also mean any Beneficial Owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase that Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any Beneficial Owner pursuant to the first sentence hereof.

“Applicable Premium” means, with respect to any note on any redemption date, the excess of (i) the present value on such redemption date of (A) the redemption price of such notes on March 15, 2022 (such redemption price being that described in “Optional Redemption” above), plus (B) all required remaining scheduled interest payments due on such note through March 15, 2022 computed using a discount rate equal to the Bund Rate plus 50 basis points, over (ii) the principal amount of such note.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares),

(b)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary, or

(c)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other	than, in the case of clause (a), (b) or (c) above,

(1)	any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary,

(2)	any disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments,”

(3)	any disposition effected in compliance with the first paragraph of the covenant described under “—Merger, Consolidation and Sale of Property,”

(4)	a sale of accounts receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity,

(5)	a transfer of accounts receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in connection with a Qualified Receivables Transaction,

(6)	a transfer of accounts receivable of the type specified in the definition of “Credit Facilities” that is permitted under clause (b) of the second paragraph of “—Certain Covenants—Limitation on Debt,”

(7)	any disposition that does not (together with all related dispositions) involve assets having a Fair Market Value or consideration in excess of $100.0 million, and

(8)	any disposition that, but for this clause (8), would be an Asset Sale, if consummated at a time when, after giving pro forma effect thereto, (x) the Consolidated Total Leverage Ratio is less than or equal to 3.25 to 1.00 and (y) no Default shall have occurred and be continuing or occur as a consequence thereof.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a)	if the Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of “Capital Lease Obligation,” and

(b)	in all other instances, the greater of:

(1)	the Fair Market Value of the Property subject to the Sale and Leaseback Transaction, and

(2)	the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in the Sale and Leaseback Transaction (including any period for which the lease has been extended).

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a)	the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of that Debt or redemption or similar payment with respect to that Preferred Stock multiplied by the amount of the payment by

(b)	the sum of all payments of this kind.

“Bund Rate” means, as of any redemption date, the rate per annum equal to the equivalent yield to maturity as of such redemption date of the Comparable German Bund Issue, assuming a price for the Comparable German Bund Issue (expressed as a percentage of its principal amount) equal to the Comparable German Bund Price for such relevant date, where:

(1)	“Comparable German Bund Issue” means the German Bundesanleihe security selected by any Reference German Bund Dealer as having a fixed maturity most nearly equal to the period from such redemption date to March 15, 2022, and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the Notes and of a maturity most nearly equal to March 15, 2022; provided, however, that, if the period from such redemption date to March 15, 2022 is less than one year, a fixed maturity of one year shall be used;

(2)	“Comparable German Bund Price” means, with respect to any relevant date, the average of all Reference German Bund Dealer Quotations for such date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Reference German Bund Dealer Quotations, or if the Company obtains fewer than four such Reference German Bund Dealer Quotations, the average of all such quotations;

(3)	“Reference German Bund Dealer” means any dealer of German Bundesanleihe securities appointed by the Company in good faith; and

(4)	“Reference German Bund Dealer Quotations” means, with respect to each Reference German Bund Dealer and any relevant date, the average as determined by the Company of the bid and offered prices for the Comparable German Bund Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference German Bund Dealer at 3:30 p.m. Frankfurt, Germany time on the third business day preceding the relevant date.

“Beneficial Owner” means a beneficial owner as defined in Rule 13d-3 under the Exchange Act, except that

(a)	a Person will be deemed to be the Beneficial Owner of all shares that the Person has the right to acquire, whether that right is exercisable immediately or only after the passage of time,

(b)	for purposes of clause (a) of the definition of “Change of Control,” Permitted Holders will be deemed to be the Beneficial Owners of any Voting Stock of a corporation or other legal entity held by any other corporation or other legal entity so long as the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of that corporation or other legal entity, and

(c)	for purposes of clause (b) of the definition of “Change of Control,” any “person” or “group” (as those terms are defined in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, shall be deemed to be the Beneficial Owners of any Voting Stock of a corporation or other legal entity held by any other corporation or legal entity (the “parent corporation”), so long as that person or group Beneficially Owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of that parent corporation.

The term “Beneficially Own” shall have a corresponding meaning.

“Capital Lease Obligation” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by that obligation shall be the capitalized amount of the obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under that lease prior to the first date upon which that lease may be terminated by the lessee without payment of a penalty. For purposes of “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in that Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into that equity interest.

“Capital Stock Sale Proceeds” means the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or the Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys’ fees, accountants’ fees, initial purchasers’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with the issuance or sale and net of taxes paid or payable as a result thereof.

“Change of Control” means the occurrence of any of the following events:

(a)	if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company; or

(b)	the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of assets as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary or one or more Permitted Holders) shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person (other than one or more Permitted Holders) or any other Person (other than one or more Permitted Holders) merges, consolidates or amalgamates with or into the Company, in any event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than a transaction where:

(1)	the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the surviving corporation or transferee, and

(2)	(i) the holders of the Voting Stock of the Company immediately prior to the transaction own, directly or indirectly, not less than a majority of the voting power of the Voting Stock of the Company or the surviving corporation or transferee immediately after the transaction and in substantially the same proportion as before the transaction or (ii) immediately after the transaction no holder of the Voting Stock of the Company or the surviving corporation or transferee owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of the Company or the surviving corporation or transferee; or

(c)	the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Price Protection Agreement” means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect that Person against fluctuations in commodity prices.

“Consolidated Current Liabilities” means, as of any date of determination, the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

(a)	all intercompany items between the Company and any Restricted Subsidiary or between Restricted Subsidiaries, and

(b)	all current maturities of long-term Debt.

“Consolidated Fixed Charges” means, for any period, the total interest expense (net of interest income) of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries,

(a)	interest expense recorded for such period attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

(b)	amortization of debt discount,

(c)	capitalized interest,

(d)	non-cash interest expense,

(e)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing,

(f)	net costs associated with Interest Rate Agreements (including amortization of fees) (it being understood that any net benefits associated with Interest Rate Agreements shall be included in interest income),

(g)	Disqualified Stock Dividends, excluding dividends paid in Qualified Capital Stock,

(h)	Preferred Stock Dividends,

(i)	interest Incurred in connection with Investments in discontinued operations,

(j)	interest accruing on any Debt of any other Person to the extent that Debt is Guaranteed by the Company or any Restricted Subsidiary, and

(k)	the cash contributions to any employee stock ownership plan or similar trust to the extent those contributions are used by the plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by the plan or trust.

Notwithstanding anything to the contrary contained herein, (i) amortization or write-off of debt issuance costs, deferred financing or liquidity fees, commissions, fees and expenses, call premiums, (ii) any expensing of bridge, commitment and other financing fees and (iii) commissions, discounts, yield and other fees and charges Incurred in connection with any transaction (including, without limitation, any Qualified Receivables Transaction) pursuant to which the Company or any Subsidiary of the Company may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets of the type specified in the definition of “Qualified Receivables Transaction” shall not be included in Consolidated Fixed Charges.

“Consolidated Fixed Charges Coverage Ratio” means, as of any date of determination, the ratio of:

(a)	the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ending at least 45 days prior to such determination date to

(b)	Consolidated Fixed Charges for those four fiscal quarters;

provided, however, that:

(1)	if

(a)	since the beginning of that period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt, or

(b)	the transaction giving rise to the need to calculate the Consolidated Fixed Charges Coverage Ratio involves an Incurrence or Repayment of Debt, Consolidated Fixed Charges for that period shall be calculated after giving effect on a pro forma basis to that Incurrence or Repayment as if the Debt was Incurred or Repaid on the first day of that period, provided that, in the event of any Repayment of Debt, EBITDA for that period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

(2)	if

(a)	since the beginning of that period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(b)	the transaction giving rise to the need to calculate the Consolidated Fixed Charges Coverage Ratio involves an Asset Sale, Investment or acquisition, or

(c)	since the beginning of that period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of that period) shall have made such an Asset Sale, Investment or acquisition, EBITDA for that period shall be calculated after giving pro forma effect to the Asset Sale, Investment or acquisition as if the Asset Sale, Investment or acquisition occurred on the first day of that period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on that Debt shall be calculated as if the base interest rate in effect for the floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to that Debt if the applicable Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during that period the Debt of that Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for that Debt after the sale.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries (excluding any net income (loss) attributable to noncontrolling interests), determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(a)	any net income (loss) of any Person (other than the Company) if that Person is not a Restricted Subsidiary, except that the Company’s equity in the net income of any such Person for that period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by that Person during that period to the Company or a Restricted Subsidiary as a dividend or other distribution,

(b)	any gain (or loss) realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(c)	any gain or loss attributable to the early extinguishment of Debt,

(d)	any extraordinary gain or loss or cumulative effect of a change in accounting principles to the extent disclosed separately on the consolidated statement of income,

(e)	any unrealized gains or losses of the Company or its consolidated Subsidiaries on any Hedging Obligations, and

(f)

any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided, however, that if any such shares, options or other rights are subsequently redeemed for Property other than Capital Stock of the Company that is not Disqualified Stock then the Fair Market Value of such Property shall be treated as a reduction in Consolidated Net Income during the period of such redemption.

Notwithstanding the foregoing, for purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent the dividends, repayments or transfers increase the amount of Restricted Payments permitted under that covenant pursuant to clause (c)(4) thereof.

“Consolidated Net Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries as the total assets (less accumulated depreciation, amortization, allowances for doubtful receivables, other applicable allowances and other properly deductible items) of the Company and its Restricted Subsidiaries, after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of (without duplication):

(a)	the excess of cost over fair market value of assets or businesses acquired;

(b)	any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of the Company immediately preceding the Issue Date as a result of a change in the method of valuation in accordance with GAAP;

(c)	unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(d)	noncontrolling interests in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary;

(e)	treasury stock;

(f)	cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(g)	Investments in and assets of Unrestricted Subsidiaries.

For the avoidance of doubt any deferred tax assets that would appear on a consolidated balance sheet of the Company and its Restricted Subsidiaries shall be included in the calculation of Consolidated Net Tangible Assets.

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of the aggregate amount of all Debt secured by Liens of the Company and its Restricted Subsidiaries at the end of the most recent fiscal period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Secured Leverage Ratio to the aggregate amount of EBITDA for the Company for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the Transaction Date (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”). In addition, for purposes of calculating the ratio, the entire commitment of any revolving credit facility of the Company or any Restricted Subsidiary shall be deemed to be fully drawn as of the date such agreement is executed, and thereafter the amount of such commitment shall be deemed to fully borrowed at all times for purposes of determining the ratio. In addition to and without limitation of the foregoing, for purposes of this definition, this ratio shall be calculated after giving effect to the following:

(a)	if since the beginning of that period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(b)	if the transaction giving rise to the need to calculate the Consolidated Secured Leverage Ratio involves an Asset Sale, Investment or acquisition, or

(c)	since the beginning of the Four Quarter Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of the Four Quarter Period) shall have made such an Asset Sale, Investment or acquisition,

EBITDA for that period shall be calculated after giving pro forma effect to the Asset Sale, Investment or acquisition as if the Asset Sale, Investment or acquisition occurred on the first day of the Four Quarter Period.

“Consolidated Tangible Assets” means, as of any date of determination, the sum of the amounts of Consolidated Net Tangible Assets and Consolidated Current Liabilities as of such date.

“Consolidated Total Leverage Ratio” means, as of any date of determination, the ratio of the aggregate amount of all Debt at the end of the most recent fiscal period, for which financial information in respect thereof is available immediately preceding the Transaction Date giving rise to the need to calculate the Consolidated Total Leverage Ratio to the aggregate amount of EBITDA for the Company for the Four Quarter Period immediately preceding the Transaction Date. In addition, for purposes of calculating the ratio, the amount of any revolving credit facility of the Company or any Restricted Subsidiary outstanding on the Transaction Date shall be deemed to be the average daily balance outstanding under such revolving credit facility during the immediately preceding Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, this ratio shall be calculated after giving effect to the following:

(a)	if since the beginning of that period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(b)	if the transaction giving rise to the need to calculate the Consolidated Total Leverage Ratio involves an Asset Sale, Investment or acquisition, or

(c)	since the beginning of the Four Quarter Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of the Four Quarter Period) shall have made such an Asset Sale, Investment or acquisition,

EBITDA for that period shall be calculated after giving pro forma effect to the Asset Sale, Investment or acquisition as if the Asset Sale, Investment or acquisition occurred on the first day of the Four Quarter Period.

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt or commercial paper facilities (including related Guarantees) with banks, investment banks, insurance companies, mutual funds or other institutional lenders (including the Existing Bank Credit Facility), providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to institutional lenders or to special purpose, bankruptcy remote entities formed to borrow from institutional lenders against those receivables or inventory) or trade or standby letters of credit, in each case together with any Refinancing thereof on any basis so long as such Refinancing constitutes Debt; provided that, in the case of a transaction in which any accounts receivable are sold, conveyed or otherwise transferred by the Company or any of its subsidiaries to another Person other than a Receivables Entity, then that transaction must satisfy the following three conditions:

(a)	if the transaction involves a transfer of accounts receivable with Fair Market Value equal to or greater than $25.0 million, the Board of Directors shall have determined in good faith that the transaction is economically fair and reasonable to the Company or the Subsidiary that sold, conveyed or transferred the accounts receivable,

(b)	the sale, conveyance or transfer of accounts receivable by the Company or the Subsidiary is made at Fair Market Value, and

(c)	the financing terms, covenants, termination events and other provisions of the transaction shall be market terms (as determined in good faith by the Board of Directors).

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect that Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of and premium (if any) in respect of:

(1)	debt of the Person for money borrowed, and

(2)	debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Person is responsible or liable;

(b)	all Capital Lease Obligations of the Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by the Person;

(c)	all obligations of the Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of the Person and all obligations of the Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d)	all obligations of the Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of the Person to the extent those letters of credit are not drawn upon or, if and to the extent drawn upon, the drawing is reimbursed no later than the third Business Day following receipt by the Person of a demand for reimbursement following payment on the letter of credit);

(e)	the amount of all obligations of the Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of the Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f)	all obligations of the type referred to in clauses (a) through (e) of other Persons and all dividends of other Persons for the payment of which, in either case, the Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g)	all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any Property of the Person (whether or not such obligation is assumed by the Person), the amount of such obligation being deemed to be the lesser of the value of that Property or the amount of the obligation so secured; and

(h)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance at that date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at that date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1)	zero if the Hedging Obligation has been Incurred pursuant to clause (f), (g) or (h) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” or

(2)	if the Hedging Obligation is not Incurred pursuant to clause (f), (g) or (h) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” then 105% of the aggregate net amount, if any, that would then be payable by the Company and any Restricted Subsidiary on a per counter-party basis pursuant to Section 6(e) of the ISDA Master Agreement (Multicurrency-Cross Border) in the form published by the International Swaps and Derivatives Association in 1992 (the “ISDA Form”), as if the date of determination were a date that constitutes or is substantially equivalent to an Early Termination Date, as defined in the ISDA Form, with respect to all transactions governed by the ISDA Form, plus the equivalent amount under the terms of any other Hedging Obligations that are not Incurred pursuant to clause (f), (g) or (h) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” each such amount to be estimated in good faith by the Company.

“Debt Issuances” means, with respect to the Company or any Restricted Subsidiary, one or more issuances after the Issue Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b)	is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(c)	is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock, on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the notes.

“Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any dividend of this kind shall be equal to the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published by the Federal Reserve Board on the date of such determination.

“EBITDA” means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

(a)	the sum of Consolidated Net Income for that period, plus the following to the extent reducing Consolidated Net Income for that period:

(1)	the provision for taxes based on income or profits or utilized in computing net loss,

(2)	Consolidated Fixed Charges,

(3)	depreciation,

(4)	amortization of intangibles,

(5)	any non-recurring expenses relating to, or arising from, any closures of facilities,

(6)	restructuring costs, facilities relocation costs and acquisition integration costs and fees (including cash severance payments) made in connection with acquisitions,

(7)	any non-cash impairment charge or asset write-off and the amortization of intangibles,

(8)	inventory purchase accounting adjustments and amortization and impairment charges resulting from other purchase accounting adjustments in connection with acquisitions,

(9)	any expenses or charges related to any offering of securities, acquisition, incurrence of Debt permitted to be incurred by the indenture (whether or not successful), and

(10)	any other non-cash items (other than any non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period), minus

(b)	all non-cash items increasing Consolidated Net Income for that period (other than any such non-cash item to the extent that it has resulted or will result in the receipt of cash payments in any period).

“Equipment Financing Transaction” means any arrangement (together with any Refinancings thereof) with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on equipment or equipment related property of the Company or any Restricted Subsidiary.

“Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Stock of the Company pursuant to an effective registration statement under the Securities Act, or any direct or indirect parent company of the Company but only to the extent contributed to the Company in the form of Qualified Capital Stock of the Company or (ii) a private equity offering of Qualified Capital Stock of the Company, or any direct or indirect parent company of the Company but only to the extent contributed to the Company in the form of Qualified Capital Stock of the Company, other than any public offerings registered on Form S-8.

“Event of Default” has the meaning set forth under “—Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Bank Credit Facility” means, the Amended and Restated Credit Agreement dated as of March 21, 2014, among the Company, Levi Strauss & Co. (Canada), Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the other agents and lenders from time to time party thereto, as amended as of the Issue Date.

“Existing Notes” means, the Company’s 6 7⁄8% Senior Notes due 2022 and 5.00% Senior Notes due 2025, in each case as outstanding on the Issue Date.

“Existing Policies” means (1) the Company’s estate tax repurchase policy under which the Company repurchases a portion of a deceased stockholder’s shares to generate funds for payment of estate taxes and (2) the Company’s valuation policy under which the Company obtains an annual valuation of the Company’s common stock, as both policies exist at the Issue Date or as they may exist from time to time, provided that if either of these policies is materially amended after the Issue Date in a manner less favorable to the Company than the policy as existing on the Issue Date, then that amended policy shall be deemed not to be an Existing Policy.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments” and “—Certain Covenants—Limitation on Asset Sales” and the definitions of “Qualified Receivables Transaction” and “Credit Facilities,” Fair Market Value shall be determined, except as otherwise provided,

(a)	if the Property has a Fair Market Value equal to or less than $25.0 million, by any Officer of the Company, or

(b)	if the Property has a Fair Market Value in excess of $25.0 million, by a majority of the Board of Directors and evidenced by a Board Resolution, dated within 12 months of the relevant transaction, delivered to the trustee.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary which is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Future Guarantor” means any Subsidiary of the Company that provides a Guarantee of the notes at any time after the Issue Date pursuant to the covenant described above under “—Certain Covenants—Future Subsidiary Guarantors.”

“GAAP” means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth in the Accounting Standards Codification of the Financial Accounting Standards Board and in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act.

“Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of any country that is a member of the European Union on the Issue Date (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such European Union country is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of that Person:

(a)	to purchase or pay (or advance or supply funds for the purchase or payment of) the Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep- well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b)	entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligation” of any Person means any obligation of that Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of that Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any Debt or obligation on the balance sheet of that Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of that Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of that Debt; provided further, however, that any Debt or other obligations of a Person existing at the time the Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by that Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “—Certain Covenants—Limitation on Debt,” amortization of debt discount or premium shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount or at a premium, the amount of the Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

“Independent Financial Advisor” means an investment banking firm of national standing or any third party appraiser of national standing, provided that the firm or appraiser is not an Affiliate of the Company.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate option agreement or other similar agreement or arrangement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any direct or indirect loan (other than advances to customers and suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of that Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” and the definition of “Restricted Payment,” “Investment” shall include the portion (proportionate to the Company’s equity interest in the Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that the Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of that Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a)	the Company’s “Investment” in that Subsidiary at the time of such redesignation, less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of that Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, the Property shall be valued at its Fair Market Value at the time of the Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Issue Date” means February 28, 2017.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to that Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of that Asset Sale or received in any other non-cash form), in each case net of:

(a)	all legal, title and recording tax expenses, commissions and other fees (including, without limitation, brokers’ or investment bankers’ commissions or fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of the Asset Sale,

(b)

all payments made on any Debt that is secured by any Property subject to the Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to that Property, or which must by its terms, or in order to obtain a necessary consent to the Asset Sale, or by applicable law, be repaid out of the proceeds from the Asset Sale,

(c)	all distributions and other payments required to be made to noncontrolling interest holders in Subsidiaries or joint ventures as a result of the Asset Sale, and

(d)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in the Asset Sale and retained by the Company or any Restricted Subsidiary after the Asset Sale.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Assistant Treasurer of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer, principal financial officer or the principal accounting officer of the Company, and delivered to the trustee.

“Opinion of Counsel” means a written opinion from legal counsel which is acceptable to the trustee. The counsel may be an employee of or counsel to the Company.

“Permitted Business” means any business that is reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged in on the Issue Date.

“Permitted Holders” means the holders of Voting Stock as of the Issue Date, together with any Person who is a “Permitted Transferee” of the holders, as that term is defined in the Stockholders Agreement dated as of April 15, 1996 between the Company and the stockholders of the Company party thereto, as amended, as that Stockholders Agreement was in effect on the Issue Date, except that transferees pursuant to Section 2.2(a)(x) of that Stockholders Agreement shall not be deemed to be Permitted Transferees for purposes of the indenture.

“Permitted Liens” means:

(a)	Liens (including, without limitation and to the extent constituting a Lien, negative pledges) to secure Debt in an aggregate principal amount not to exceed the greater of (x) the amount permitted to be Incurred under clause (b) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Debt,” regardless of whether the Company and the Restricted Subsidiaries are actually subject to that covenant at the time the Lien is Incurred and (y) an amount that does not cause the Consolidated Secured Leverage Ratio to exceed 3.50 to 1.0;

(b)	Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(c)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(d)

Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, including banker’s liens and rights of set-off, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(e)	Liens on Property at the time the Company or any Restricted Subsidiary acquired the Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any Lien of this kind may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however, that the Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which the Property was acquired by the Company or any Restricted Subsidiary;

(f)	Liens on the Property of a Person at the time that Person becomes a Restricted Subsidiary; provided, however, that any Lien of this kind may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of that Person; provided further, however, that the Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which the Person became a Restricted Subsidiary;

(g)	pledges or deposits by the Company or any Restricted Subsidiary under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(h)	Liens (including, without limitation and to the extent constituting Liens, negative pledges), assignments and pledges of rights to receive premiums, interest or loss payments or otherwise arising in connection with worker’s compensation loss portfolio transfer insurance transactions or any insurance or reinsurance agreements pertaining to losses covered by insurance, and Liens (including, without limitation and to the extent constituting Liens, negative pledges) in favor of insurers or reinsurers on pledges or deposits by the Company or any Restricted Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation;

(i)	utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j)	Liens arising out of judgments or awards against the Company or a Restricted Subsidiary with respect to which the Company or the Restricted Subsidiary shall then be proceeding with an appeal or other proceeding for review;

(k)	Liens in favor of surety bonds or letters of credit issued pursuant to the request of and for the account of the Company or a Restricted Subsidiary in the ordinary course of its business, provided that these letters of credit do not constitute Debt;

(l)	leases or subleases of real property granted by the Company or a Restricted Subsidiary to any other Person in the ordinary course of business and not materially impairing the use of the real property in the operation of the business of the Company or the Restricted Subsidiary;

(m)	Liens (including, without limitation and to the extent constituting Liens, negative pledges) on intellectual property arising from intellectual property licenses entered into in the ordinary course of business;

(n)	Liens or negative pledges attaching to or related to joint ventures engaged in a Related Business, restricting Liens on interests in those joint ventures;

(o)	Liens existing on the Issue Date not otherwise described in clauses (a) through (n) above;

(p)	Liens not otherwise described in clauses (a) through (o) above on (x) the Property of any Foreign Subsidiary to secure any Debt permitted to be Incurred by the Foreign Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Debt” and (y) the Property of the Company or any Restricted Subsidiary to secure any Debt permitted to be incurred under clause (l) of such covenant;

(q)	Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (d), (e), (f), (j) or (k) above; provided, however, that any Lien of this kind shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by the Lien shall not be increased to an amount greater than the sum of:

(1)	the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (d), (e), (f), (j) or (k) above, as the case may be, at the time the original Lien became a Permitted Lien under the indenture, and

(2)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or the Restricted Subsidiary in connection with the Refinancing;

(r)	Liens not otherwise permitted by clauses (a) through (q) above that are Liens permitted by the Existing Bank Credit Facility as they exist on the Issue Date;

(s)	Liens on cash or Temporary Cash Investments held as proceeds of Permitted Refinancing Debt pending the payment, purchase, defeasance or other retirement of the Debt being Refinanced; and

(t)	Liens not otherwise permitted by clauses (a) through (s) above encumbering assets having an aggregate Fair Market Value not in excess of the greater of (i) $250.0 million and (ii) 15% of Consolidated Net Tangible Assets, as determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter ending at least 45 days prior to the date the Lien shall be Incurred.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a)	the new Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1)	the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced, and

(2)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to the Refinancing,

(b)	the Average Life of the new Debt is equal to or greater than the Average Life of the Debt being Refinanced,

(c)	the Stated Maturity of the new Debt is no earlier than the Stated Maturity of the Debt being Refinanced, and

(d)	the new Debt shall not be senior in right of payment to the Debt that is being Refinanced; provided, however, that Permitted Refinancing Debt shall not include:

(1)	Debt of a Subsidiary that Refinances Debt of the Company, or

(2)	Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of that Person, over shares of any other class of Capital Stock issued by that Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any dividend of this kind shall be equal to the quotient of the dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of the Preferred Stock.

“Productive Assets” means assets (other than securities and inventory) that are used or usable by the Company and its Restricted Subsidiaries in Permitted Businesses.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors of the Company, or otherwise a calculation made in good faith by the Board of Directors of the Company, as the case may be.

“Property” means, with respect to any Person, any interest of that Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the indenture, the value of any Property shall be its Fair Market Value.

“Purchase Money Debt” means Debt:

(a)	consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of the Debt does not exceed the anticipated useful life of the Property being financed, and

(b)	Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of the Property, including additions and improvements thereto;

provided, however, that the Debt is Incurred within 180 days after the acquisition, construction or lease of the Property by the Company or Restricted Subsidiary.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to:

(a)	a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries), and

(b)	any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing those accounts receivable, all contracts and all Guarantees or other obligations in respect of those accounts receivable, proceeds of those accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable; provided that:

(1)	if the transaction involves a transfer of accounts receivable with Fair Market Value equal to or greater than $25.0 million, the Board of Directors shall have determined in good faith that the Qualified Receivables Transaction is economically fair and reasonable to the Company and the Receivables Entity,

(2)	all sales of accounts receivable and related assets to or by the Receivables Entity are made at Fair Market Value, and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors).

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries to secure the Credit Facilities shall not be deemed a Qualified Receivables Transaction. “Rating Agencies” mean Moody’s and S&P.

“Real Estate Financing Transaction” means any arrangement with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on real property of the Company or any Restricted Subsidiary and related personal property together with any Refinancings thereof.

“Receivables Entity” means a Wholly Owned Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Transaction with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to that business, and (with respect to any Receivables Entity formed after the Issue Date) which is designated by the Board of Directors (as provided below) as a Receivables Entity and

(a)	no portion of the Debt or any other obligations (contingent or otherwise) of which

(1)	is Guaranteed by the Company or any Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings),

(2)	is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings, or

(3)	subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or the Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(c)	to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve the entity’s financial condition or cause the entity to achieve certain levels of operating results other than pursuant to Standard Securitization Undertakings.

Any designation of this kind by the Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the foregoing conditions.

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, that Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Related Business” means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire that Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenants described under “—Certain Covenants—Limitation on Asset Sales” and “—Certain Covenants—Limitation on Debt” and the definition of “Consolidated Fixed Charges Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Restricted Payment” means:

(a)	any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made to the Company or the parent of the Restricted Subsidiary or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

(b)	the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary) or any securities exchangeable for or convertible into Capital Stock of the Company or any Restricted Subsidiary, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock);

(c)	the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

(d)	the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary if the result thereof is that the Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of the “Restricted Payment” shall be the Fair Market Value of the remaining interest, if any, in the former Restricted Subsidiary held by the Company and the other Restricted Subsidiaries.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means S&P Global Ratings (a division of S&P Global Inc.) or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers that Property to another Person and the Company or a Restricted Subsidiary leases it from that other Person together with any Refinancings thereof.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are customary in an accounts receivable securitization transaction involving a comparable company.

“Stated Maturity” means, with respect to any security, the date specified in the security as the fixed date on which the payment of principal of the security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of the security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless that contingency has occurred).

“Subordinated Obligation” means any Debt of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a)	that Person,

(b)	that Person and one or more Subsidiaries of that Person, or

(c)	one or more Subsidiaries of that Person.

“Temporary Cash Investments” means any of the following:

(a)	Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

(b)	Investments in time deposit accounts, banker’s acceptances, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500.0 million or issued by a commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development having total assets in excess of $500.0 million (or its foreign currency equivalent at the time), and in any case whose long-term debt is rated “A-3” or “A-” or higher according to Moody’s or S&P (or a similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(c)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(1)	a bank meeting the qualifications described in clause (b) above, or

(2)	any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(d)	Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any other country that is a member of the Organization for Economic Cooperation and Development, and in any case with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A1” (or higher) according to S&P (or a similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)); and

(e)	direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer’s option, provided that:

(1)	the long-term debt of the state is rated “A-3” or “A-” or higher according to Moody’s or S&P (or a similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(2)	the obligations mature within 180 days of the date of acquisition thereof.

“Unrestricted Subsidiary” means:

(a)	any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b)	any Subsidiary of an Unrestricted Subsidiary.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of that Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares) is at that time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

EXCHANGE OFFER; REGISTRATION RIGHTS

In this section, the words “Company,” “we,” “us” and “our” refer only to Levi Strauss & Co. and not to any of its subsidiaries. We have agreed, pursuant to a registration rights agreement with the initial purchasers for the benefit of the holders of the notes (the “Registration Rights Agreement”), that we will, at our cost: (a) not later than 90 days after the date of original issuance of the old notes, file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer to exchange the old notes for the exchange notes having terms substantially identical in all material respects to the old notes (except that the exchange notes will not contain terms with respect to transfer restrictions) and (b) cause the Exchange Offer Registration Statement to be declared effective under the Securities Act not later than 180 days after the date of original issuance of the old notes. Upon the effectiveness of the Exchange Offer Registration Statement, we will offer the exchange notes in exchange for surrender of the old notes (the “Registered Exchange Offer”). We will keep the Registered Exchange Offer open for not less than 30 days (or longer if required by applicable law) and not more than 45 days after the date notice of the Registered Exchange Offer is mailed to the holders of the old notes. For each old note surrendered to us pursuant to the Registered Exchange Offer, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on the old note surrendered, from the date of its original issue. Under existing SEC interpretations, the exchange notes would be freely transferable by holders of the old notes (other than affiliates of the Company) after the Registered Exchange Offer without further registration under the Securities Act if such holder represents that (a) it is acquiring the exchange notes in the ordinary course of its business, (b) it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and (c) it is not an affiliate of the Company, as those terms are interpreted by the SEC; provided that broker-dealers (“Participating Broker-Dealers”) receiving exchange notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, we are required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of exchange notes.

A holder of old notes (other than certain specified holders) who wishes to exchange old notes for exchange notes in the Registered Exchange Offer will be required to represent that (a) any exchange notes to be received by it will be acquired in the ordinary course of its business, (b) at the time of the commencement of the Registered Exchange Offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and (c) it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In the event that (a) applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer, (b) for any other reason the Exchange Offer Registration Statement is not declared effective within 180 days after the date of the original issuance of the old notes or the Registered Exchange Offer is not consummated within 210 days after the original issuance of the old notes, (c) the initial purchasers so request within 45 days of consummation of the Registered Exchange Offer with respect to old notes not eligible to be exchanged for exchange notes in the Registered Exchange Offer, or (d) any holder of old notes (other than an initial purchaser) is not eligible to participate in the Registered Exchange Offer or does not receive freely tradeable exchange notes in the Registered Exchange Offer other than by reason of the holder being an affiliate of the Company (it being understood that the requirement that a Participating Broker-Dealer deliver the prospectus contained in the Exchange Offer Registration Statement in connection with sales of exchange notes shall not result in such exchange notes being not “freely tradeable”), we will, at our cost, (1) as promptly as practicable, file a registration statement under the Securities Act covering continuous resales of the old notes (the

“Shelf Registration Statement”), (2) cause the Shelf Registration Statement to be declared effective under the Securities Act, and (3) use our best efforts to keep the Shelf Registration Statement effective until two years after the closing date of the offering of the old notes. We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom the Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take other actions as are required to permit unrestricted resales of the old notes or the exchange notes. A holder selling the old notes or the exchange notes, in each case pursuant to the Shelf Registration Statement, generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to applicable civil liability provisions under the Securities Act in connection with sales of that kind and will be bound by the provisions of the Registration Rights Agreement which are applicable to that holder (including certain indemnification obligations). If (a) on or prior to the 90th day following the date of original issuance of the old notes, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the SEC, (b) on or prior to the 180th day following the date of original issuance of the old notes, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been declared effective, (c) on or prior to the 210th day following the date of original issuance of the old notes, neither the Registered Exchange Offer has been consummated nor the Shelf Registration Statement has been declared effective, or (d) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, the registration statement thereafter ceases to be effective or usable (subject to particular exceptions) in connection with resales of the old notes or the exchange notes, in each case in accordance with and during the periods specified in the Registration Rights Agreement (each event referred to in clauses (a) through (d), a “Registration Default”), interest (“Special Interest”) will accrue on the principal amount of the old notes and the exchange notes (in addition to the stated interest on the old notes and the exchange notes) from and including the date on which the Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Special Interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall the rate exceed 1.00% per annum. The summary herein of provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, copies of which are available upon request to the Company.

Application will be made to have the exchange notes listed on the Official List of the Luxembourg Stock Exchange. Notice will be given to the Luxembourg Stock Exchange and published on its official website (www.bourse.lu) announcing the beginning of the registered exchange offer and, following completion of the offer, the results of the offer. If the rules of the Luxembourg Stock Exchange so require, and in the event that the period of the registered exchange offer is extended after its commencement, notice of such extension will be given to the Luxembourg Stock Exchange and published on its official website. Holders of the old notes will be able to hold their notes through Euroclear and Clearstream, Luxembourg. The exchange notes will be accepted for clearance through Euroclear and Clearstream, Luxembourg, a supplement to this offering memorandum, if necessary, will be prepared and notice will be given to the Luxembourg Stock Exchange and published on its official website announcing the results of the registered exchange offer, the principal amount of the notes exchanged, the principal amount of the notes remaining outstanding, the principal amount of the exchange notes and the relevant Common Codes and International Securities Identification Numbers.

BOOK-ENTRY, DELIVERY AND FORM

General

The exchange notes offered hereby are denominated in euro. We will initially issue the exchange notes in the form of one or more global notes (the “Global Notes”). The Global Notes will be deposited with HSBC Bank plc. as common depositary and registered in the name of the nominee of the common depositary for the accounts of Euroclear and Clearstream, Luxembourg.

Ownership of interests in the Global Notes (“Book-Entry Interests”) will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream, Luxembourg and their respective participants. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of those securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge Book-Entry Interests. In addition, while the notes are in global form, holders of Book-Entry Interests will not be considered the registered owners or “holders” of notes for any purpose.

So long as the notes are held in global form, the common depositary for Euroclear and/or Clearstream, Luxembourg (or its nominee), as applicable, will be considered the sole holders of the Global Notes for all purposes under the indenture. In addition, participants must rely on the procedures of Euroclear and Clearstream, Luxembourg, and indirect participants must rely on the procedures of Euroclear and Clearstream, Luxembourg and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders of notes under the indenture.

Neither the Company nor the trustee or any agent named herein or any of their respective affiliates will have any responsibility, or be liable, for any aspect of the records relating to the Book-Entry Interests.

Redemption of the Global Notes

In the event that any Global Note (or any portion thereof) is redeemed, Euroclear and/or Clearstream, Luxembourg, as applicable, will redeem an equal amount of the Book-Entry Interests in such Global Note from the amount received by it in respect of the redemption of such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by Euroclear and/or Clearstream, Luxembourg, as applicable, in connection with the redemption of such Global Note (or any portion thereof). The Company understands that, under the existing practices of Euroclear and Clearstream, Luxembourg, if fewer than all of the notes are to be redeemed at any time, Euroclear and Clearstream, Luxembourg will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by using a pool factor or on such other basis as they deem fair and appropriate unless otherwise required by law or applicable stock exchange or depositary requirements.

Payments on Global Notes

The Company will make payments of any amounts owing in respect of the relevant Global Notes (including principal, premium, if any, interest and additional amounts, if any) to the relevant paying agent. The relevant paying agent will, in turn, make such payments to the order of the common depositary or its nominee for payment to Euroclear and Clearstream, Luxembourg, which will distribute such payments to participants in accordance with their respective customary procedures. All payments required to be made by the Company with respect to the notes, will be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, except as may be required by law and except as described under “Description of the Notes—Payment of Additional Amounts.” If any such deduction or withholding is required to be made, then, to the extent described under “Description of the Notes—Payment of Additional Amounts,” the Company will pay additional amounts as may be necessary in order for the net amounts received by any holder of the relevant Global Notes or owner of the relevant Book- Entry Interests after such deduction or withholding to equal the net amounts that such holder or owner would have otherwise received in respect of such Global Note or Book-Entry Interest, as the case may be, absent such withholding or deduction. The Company expects that standing customer instructions and customary practices will govern payments by participants to owners of Book-Entry Interests held through such participants.

Under the terms of the indenture and the Paying Agency Agreement, as applicable, the Company, the trustee, the registrar and the paying agent(s), respectively, will treat the registered holders of the relevant Global Notes (i.e., the common depositary for Euroclear or Clearstream, Luxembourg (or its nominees)) as the owner thereof for the purpose of receiving payments and for all other purposes. Consequently, none of the Company, the trustee, the registrar or any of the paying agent(s) has or will have any responsibility or liability for:

•	any aspect of the records of Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest or for maintaining, supervising or reviewing the records of Euroclear or Clearstream, Luxembourg or any participant or indirect participant relating to, or payments made on account of, a Book-Entry Interest;

•	Euroclear, Clearstream, Luxembourg or any participant or indirect participant; or

•	the records of the common depositary.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants.

Currency of Payment for the Global Notes

The principal of, premium, if any, and interest on, and all other amounts payable in respect of, the Global Notes, will be paid to holders of interests in such Notes through Euroclear and/or Clearstream, Luxembourg in euro.

Payments will be subject in all cases to any fiscal or other laws and regulations (including any regulations of the applicable clearing system) applicable thereto. None of the Company, the trustee, any agents named herein, the initial purchasers or any of their respective agents or affiliates will be liable to any holder of Global Notes or any other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection with any such payment.

Action by Owners of Book-Entry Interests

Euroclear and Clearstream, Luxembourg have advised us that they will take any action permitted to be taken by a holder of a note (including the presentation of notes for exchange as described above) only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. Euroclear and Clearstream, Luxembourg will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an “Event of Default” (as defined in the indenture) under a note, each of Euroclear and Clearstream, Luxembourg, at the request of the holders of the notes, reserve the right to exchange the Global Notes for definitive registered notes in certificated form (together, the “Definitive Registered Notes”), and to distribute such Definitive Registered Notes to their respective participants.

Transfers

Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with Euroclear and Clearstream, Luxembourg’s rules and will be settled in immediately available funds.

The Global Notes will each bear a legend to the effect set forth under “Notice to Investors.” Book- Entry Interests in the Global Notes will be subject to the restrictions on transfers and certification requirements discussed under “Notice to Investors.”

Transfers of Rule 144A Book-Entry Interests to persons wishing to take delivery of Rule 144A Book- Entry Interests will at all times be subject to such transfer restrictions.

Rule 144A Book-Entry Interests may be transferred to a person who takes delivery in the form of a Regulation S Book-Entry Interest only upon delivery by the transferor of a written certification (in the form to be provided in the indenture) to the effect that such transfer is being made in accordance with Regulation S or Rule 144 under the Securities Act or any other exemption (if available under the Securities Act).

Regulation S Book-Entry Interests may be transferred to a person who takes delivery in the form of a Rule 144A Book-Entry Interest only upon delivery by the transferor of a written certification (in the form provided in the indenture) to the effect that such transfer is being made to a person who the transferor reasonably believes is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A or otherwise in accordance with the transfer restrictions described under “Notice to Investors” and in accordance with any applicable securities laws of any other jurisdiction.

In connection with transfers involving an exchange of a Regulation S Book-Entry Interest for a Rule 144A Book-Entry Interest, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note.

Any Book-Entry Interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in any other Global Note will, upon transfer, cease to be a Book-Entry Interest in the first-mentioned Global Note and become a Book-Entry Interest in such other Global Note, and accordingly will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Note for as long as it remains such a Book-Entry Interest.

Definitive Registered Notes

Under the terms of the Indenture, owners of the Book-Entry Interests will receive Definitive Registered Notes:

•	if Euroclear or Clearstream, Luxembourg notifies the Company that it is unwilling or unable to continue to act as depositary and a successor depositary is not appointed by the Company within 90 days; or

•	if an event of default under the indenture occurred or is continuing and the owner of a Book-Entry Interest requests such exchange in writing delivered through Euroclear or Clearstream, Luxembourg.

In such an event, the Company will issue Definitive Registered Notes, registered in the name or names and issued in any approved denominations, requested by or on behalf of Euroclear and/or Clearstream, Luxembourg or the Company, as applicable (in accordance with their respective customary procedures and based upon directions received from participants reflecting the beneficial ownership of Book-Entry Interests), and such Definitive Registered Notes will bear the restrictive legend as provided in the Indenture, unless that legend is not required by the Indenture or applicable law.

To the extent permitted by law, the Company, the trustee, the paying agent(s) and the registrar shall be entitled to treat the registered holder of any Global Note as the absolute owner thereof and no person will be liable for treating the registered holder as such. Ownership of the Global Notes will be evidenced through registration from time to time at the registered office of the Company, and such registration is a means of evidencing title to the notes.

We will not impose any fees or other charges in respect of the notes; provided, however, owners of the Book-Entry Interests may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear and/or Clearstream, Luxembourg, as applicable.

Information Concerning Euroclear and Clearstream, Luxembourg

All Book-Entry Interests will be subject to the operations and procedures of Euroclear and Clearstream, Luxembourg, as applicable. We provide the following summaries of those operations and procedures solely for the convenience of investors in the notes. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither the Company nor any of the initial purchasers are responsible for those operations or procedures.

The Company understands as follows with respect to Euroclear and Clearstream, Luxembourg: Euroclear and Clearstream, Luxembourg hold securities for participating organizations. They facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg also interface with domestic securities markets in several countries. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear and Clearstream, Luxembourg participant, either directly or indirectly.

Euroclear and Clearstream, Luxembourg have no record of, or relationship with, persons holding through their account holders. Since Euroclear and Clearstream, Luxembourg only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest to pledge such interest to persons or entities that do not participate in the Euroclear and/or Clearstream, Luxembourg systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for that interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests to such persons may be limited. In addition, owners of beneficial interests through the Euroclear or Clearstream, Luxembourg systems will receive distributions attributable to the Rule 144A Global Notes only through Euroclear or Clearstream, Luxembourg participants.

Global Clearance and Settlement Under the Book-Entry System

Application will be made to list the exchange notes represented by the Global Notes on the Official List of the Luxembourg Stock Exchange and to admit the Notes for trading on the Euro MTF Market.

Although Euroclear and Clearstream, Luxembourg currently follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants in Euroclear or Clearstream, Luxembourg, as the case may be, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or modified at any time. None of the Company, the initial purchasers, the trustee, or the registrar or the paying agent(s) in respect of the notes will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Initial Settlement

Initial settlement for the notes will be made in Euro. Book-Entry Interests owned through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional bonds in registered form. Book-Entry Interests will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg holders on the business day following the settlement date against payment for value of the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of Euroclear or Clearstream, Luxembourg and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading of any Book-Entry Interests where both the purchaser’s and the seller’s accounts are located to ensure that settlement can be made on the desired value date.

Special Timing Considerations

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the notes through Euroclear or Clearstream, Luxembourg on days when those systems are open for business.

In addition, because of time zone differences, there may be complications with completing transactions involving Euroclear and/or Clearstream, Luxembourg on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to receive or make a payment or delivery of notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg if Clearstream, Luxembourg, is used, or Brussels if Euroclear is used.

Clearing Information

The Company expects that the notes will be accepted for clearance through the facilities of Euroclear and Clearstream, Luxembourg. The international securities identification numbers and common codes for the notes are set out under “General Information.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This general discussion of certain U.S. federal income tax consequences applies to you if you acquired the old notes for cash in the offering of the old notes, exchange the old notes for exchange notes and hold the exchange notes as a “capital asset,” as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion, however, does not address state, local or foreign tax laws or any U.S. federal tax laws other than income tax laws (such as estate or gift tax laws or the Medicare tax on certain investment income). In addition, it does not describe all of the rules which may affect the U.S. federal income tax treatment of your investment in the exchange notes. For example, special rules not discussed here may apply to you if you are:

•	a broker-dealer, a dealer in securities, a trader in securities who elects to apply a mark-to-market method of accounting or a bank or other financial institution;

•	an S corporation, partnership or other pass-through entity (or an investor in such an entity);

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person holding the exchange notes as part of a hedge, straddle, conversion transaction or other risk reduction or constructive sale transaction;

•	an expatriate of the United States; or

•	a U.S. person whose functional currency is not the U.S. dollar.

If a partnership holds the exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding exchange notes, we suggest that you consult your tax advisor.

This discussion is a summary of certain U.S. federal income tax consequences that may apply to you based on current U.S. federal income tax law. This discussion is based on current provisions of the Code, U.S. Treasury regulations, published rulings, and court decisions, all as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) or any court will agree with the statements and conclusions in this discussion.

This discussion may not cover your particular circumstances because it does not consider foreign, state or local tax rules or U.S. federal tax rules other than income tax rules, disregards certain special U.S. federal tax rules, and does not describe future changes in U.S. federal tax rules. Please consult your tax advisor rather than relying on this general discussion.

Exchange of Old Notes for Exchange Notes

The exchange of old notes for exchange notes pursuant to an exchange offer will not be a taxable event. Your basis in the old notes will carry over to the exchange notes received and the holding period of the exchange notes will include the holding period of old notes surrendered.

U.S. Holders

If you are a “U.S. Holder,” as defined below, this section applies to you. Otherwise, the next section, “Non-U.S. Holders,” applies to you.

Definition of U.S. Holder

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of exchange notes that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person.

Stated Interest

You must generally include the stated interest on the exchange notes in ordinary income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	as it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.

Sale or Other Disposition of Exchange Notes

You will generally recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note equal to the difference, if any, between the amount you receive for the exchange note (in cash or other property, valued at fair market value), other than amounts attributable to accrued and unpaid interest on the exchange note, and your tax basis in the exchange note. Your tax basis in an exchange note generally will equal your cost for the exchange note.

Any gain or loss will generally be a long-term capital gain or loss if your holding period for the exchange note is more than one year. Otherwise, it will be a short-term capital gain or loss. Non-corporate U.S. Holders generally are eligible for a reduced rate of taxation on long-term capital gain. The deductibility of capital losses is subject to limitations. Payments attributable to accrued and unpaid interest which you have not yet included in income will be taxed as ordinary income.

Non-U.S. Holders

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of exchange notes that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.

Interest

In general, interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business will not be subject to U.S. federal income tax. In addition, under the “portfolio interest exemption,” a Non-U.S. Holder will not be subject to U.S. federal withholding tax on interest paid on the notes if:

•	you represent that you are the beneficial owner of exchange notes and not a U.S. person for U.S. federal income tax purposes and you provide your name and address to us or our paying agent on an appropriate and properly executed IRS Form W-8 (or a suitable substitute form) signed under penalty of perjury; or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the exchange notes on your behalf, certifies to us or our agent under penalty of perjury that it has received an appropriate IRS Form W-8 (or a suitable substitute form) from you or from another qualifying financial institution intermediary, and provides a copy to us or our agent.

Special certification rules apply to foreign partnerships, estates, and trusts, and in certain circumstances, certifications as to the foreign status of partners, trust owners, or beneficiaries may have to be provided to our paying agent or to us. In addition, special certification rules apply to payments made through a qualified intermediary.

You will not, however, qualify for the portfolio interest exemption described above if:

•	you own, actually or constructively, 10% or more of the total combined voting power of all classes of our capital stock which is entitled to vote;

•	you are a controlled foreign corporation with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code; or

•	you are a bank receiving interest described in Section 881(c)(3)(A) of the Code.

If you do not claim, or do not qualify for, the benefit of the portfolio interest exemption, you will be subject to a 30% withholding tax on payments of interest made on the exchange notes that are not effectively connected with a United States trade or business unless you are able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted on an appropriate IRS Form W-8 (or a suitable substitute form).

Except to the extent that an applicable treaty otherwise provides, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest that is effectively connected with a United States trade or business of the Non-U.S. Holder. A corporate Non-U.S. Holder may also be subject to a “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate) on its effectively connected earnings and profits (subject to adjustments). Even though effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8 ECI or other applicable form (or a suitable substitute form) to us or our agent.

Sale or Other Disposition of Exchange Notes

You will generally not be subject to U.S. federal income tax or withholding tax on any gain recognized on a sale, exchange, redemption, retirement, or other disposition of an exchange note unless (i) the gain is effectively connected with a U.S. trade or business (and in the case of certain income tax treaties, is attributable to a permanent establishment within the United States), in which case such gain generally will be taxed in the same manner as effectively connected interest (as described above) or (ii) you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you generally will be subject to a U.S. federal income tax of 30% (or a reduced treaty rate) on such gain (net of certain U.S. source losses). In the event that a payment is attributable to accrued interest, the rules applicable to payments of interest described above will apply.

Backup Withholding and Information Reporting; FATCA

Backup withholding may apply in respect of interest payments made to a holder of exchange notes, and proceeds from a sale or other disposition (including a retirement or redemption) of exchange notes, unless such holder provides proof of an applicable exemption or provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns will generally be filed with the IRS in connection with interest payments on the exchange notes and the proceeds from a sale or other disposition (including a redemption or retirement) of the exchange notes, unless the holder provides proof of an applicable exemption from the information reporting rules.

The regulations governing information reporting and backup withholding are complex, and this summary does not completely describe them. Please consult your tax advisor to determine how the applicable regulations will affect your particular circumstances.

Under the Foreign Account Tax Compliance Act (“FATCA”) withholding tax at a 30% rate is required for certain payments made to certain foreign persons (in addition to any other withholding that may otherwise apply) unless specific information reporting or other compliance provisions are satisfied or an exemption applies. Each holder of exchange notes should consult with its own tax adviser regarding the application of FATCA in its particular situation.

The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each holder of exchange notes should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of acquiring, holding, and disposing of exchange notes, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 3, 2017, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit resulting from any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

If a tendering holder is not a broker-dealer, the tendering holder, by tendering its old notes in the exchange offer, represents that it acquired the exchange notes in the ordinary course of its business, it is not engaged in, and does not intend to engage in, a distribution of exchange notes and it has no arrangements or understandings with any person to participate in a distribution of the exchange notes. If a tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes, it represents that the old notes to be exchanged for exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; however, by so acknowledging and by delivering a prospectus, the tendering holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

EXPERTS

The consolidated financial statements as of November 27, 2016, and November 29, 2015, and for each of the three years in the period ended November 27, 2016, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Orrick Herrington & Sutcliffe LLP, San Francisco, California.

Levi Strauss & Co. and Subsidiaries:

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited) February 26, 2017	November 27, 2016
	(Dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$368,623	$375,563
Trade receivables, net of allowance for doubtful accounts of $12,402 and $11,974	406,689	479,018
Inventories:
Raw materials	3,157	2,454
Work-in-process	2,309	3,074
Finished goods	761,761	710,653

Total inventories	767,227	716,181
Other current assets	116,642	115,385

Total current assets	1,659,181	1,686,147
Property, plant and equipment, net of accumulated depreciation of $883,472 and $856,588	380,389	393,605
Goodwill	234,518	234,280
Other intangible assets, net	42,929	42,946
Deferred tax assets, net	504,700	523,101
Other non-current assets	108,598	107,017

Total assets	$2,930,315	$2,987,096

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$34,150	$38,922
Accounts payable	256,738	270,293
Accrued salaries, wages and employee benefits	141,992	180,740
Restructuring liabilities	2,243	4,878
Accrued interest payable	20,397	5,098
Accrued income taxes	13,260	9,652
Other accrued liabilities	263,003	252,160

Total current liabilities	731,783	761,743
Long-term debt	1,006,625	1,006,256
Long-term capital leases	15,428	15,360
Postretirement medical benefits	98,302	100,966
Pension liability	337,487	354,461
Long-term employee related benefits	67,924	73,243
Long-term income tax liabilities	20,876	20,150
Other long-term liabilities	58,724	63,796

Total liabilities	2,337,149	2,395,975

Commitments and contingencies
Temporary equity	86,197	79,346

Stockholders’ Equity:
Levi Strauss & Co. stockholders’ equity
Common stock — $.01 par value; 270,000,000 shares authorized; 37,467,356 shares and 37,470,158 shares issued and outstanding	375	375
Additional paid-in capital	—	1,445
Retained earnings	921,943	935,049
Accumulated other comprehensive loss	(417,558)	(427,314)

Total Levi Strauss & Co. stockholders’ equity	504,760	509,555
Noncontrolling interest	2,209	2,220

Total stockholders’ equity	506,969	511,775

Total liabilities, temporary equity and stockholders’ equity	$2,930,315	$2,987,096

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	February 26, 2017	February 28, 2016
	(Dollars in thousands) (Unaudited)
Net revenues	$1,101,991	$1,056,500
Cost of goods sold	537,438	496,902

Gross profit	564,553	559,598
Selling, general and administrative expenses	456,213	441,163
Restructuring, net	—	1,848

Operating income	108,340	116,587
Interest expense	(19,934)	(14,902)
Other income (expense), net	408	(2,219)

Income before income taxes	88,814	99,466
Income tax expense	28,693	33,175

Net income	60,121	66,291
Net loss (income) attributable to noncontrolling interest	22	(455)

Net income attributable to Levi Strauss & Co.	$60,143	$65,836

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
	February 26, 2017	February 28, 2016
	(Dollars in thousands) (Unaudited)
Net income	$60,121	$66,291

Other comprehensive income (loss), before related income taxes:
Pension and postretirement benefits	3,691	3,582
Net investment hedge losses	—	(664)
Foreign currency translation gains (losses)	7,684	(7,575)
Unrealized gains (losses) on marketable securities	1,000	(1,829)

Total other comprehensive income (loss), before related income taxes	12,375	(6,486)

Income taxes related to items of other comprehensive income	(2,811)	(1,224)

Comprehensive income, net of income taxes	69,685	58,581

Comprehensive loss (income) attributable to noncontrolling interest	214	(674)

Comprehensive income attributable to Levi Strauss & Co.	$69,899	$57,907

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 26, 2017	February 28, 2016
	(Dollars in thousands) (Unaudited)
Cash Flows from Operating Activities:
Net income	$60,121	$66,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,386	25,111
Unrealized foreign exchange losses	5,373	8,348
Realized gain on settlement of forward foreign exchange contracts not designated for hedge accounting	(9,076)	(12,967)
Employee benefit plans’ amortization from accumulated other comprehensive loss and settlement loss	3,682	3,734
Stock-based compensation	2,350	(1,053)
Other, net	1,554	1,565
Change in operating assets and liabilities:
Trade receivables	69,935	104,777
Inventories	(53,432)	(134,923)
Other current assets	(1,961)	(2,758)
Other non-current assets	(2,928)	(1,425)
Accounts payable and other accrued liabilities	4,611	49,462
Restructuring liabilities	(2,652)	(5,614)
Income tax liabilities	17,732	23,654
Accrued salaries, wages and employee benefits and long-term employee related benefits	(72,555)	(78,302)
Other long-term liabilities	(1,091)	178

Net cash provided by operating activities	49,049	46,078

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(25,073)	(30,725)
Proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	9,076	12,967

Net cash used for investing activities	(15,997)	(17,758)

Cash Flows from Financing Activities:
Proceeds from senior revolving credit facility	—	75,000
Repayments of senior revolving credit facility	—	(154,000)
Proceeds from short-term credit facilities	9,911	9,208
Repayments of short-term credit facilities	(7,774)	(6,763)
Other short-term borrowings, net	(8,288)	3,102
Repurchase of common stock	(193)	—
Dividend to stockholders	(35,000)	—
Other financing, net	(1,158)	(118)

Net cash used for financing activities	(42,502)	(73,571)

Effect of exchange rate changes on cash and cash equivalents	2,510	(2,219)

Net decrease in cash and cash equivalents	(6,940)	(47,470)
Beginning cash and cash equivalents	375,563	318,571

Ending cash and cash equivalents	$368,623	$271,101

Noncash Investing Activity:
Purchases of property, plant and equipment not yet paid at end of period	$7,103	$14,244
Supplemental disclosure of cash flow information:
Cash paid for interest during the period	$1,456	$1,176
Cash paid for income taxes during the period, net of refunds	11,677	11,164

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Levi Strauss & Co. (the “Company”) is one of the world’s largest brand-name apparel companies. The Company designs, markets and sells – directly or through third parties and licensees – products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under the Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands. The Company operates its business through three geographic regions: Americas, Europe and Asia.

Basis of Presentation and Principles of Consolidation

The unaudited consolidated financial statements of the Company and its wholly-owned and majority-owned foreign and domestic subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information. In the opinion of management, all adjustments necessary for a fair statement of the financial position and the results of operations for the periods presented have been included. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended November 27, 2016, included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 9, 2017.

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. Management believes the disclosures are adequate to make the information presented herein not misleading. The results of operations for the three months ended February 26, 2017 may not be indicative of the results to be expected for any other interim period or the year ending November 26, 2017.

The Company’s fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries end on November 30. Each quarter of both fiscal years 2017 and 2016 consists of 13 weeks. All references to years relate to fiscal years rather than calendar years.

Subsequent events have been evaluated through the issuance date of these financial statements.

Reclassification

Certain amounts in Note 13 “Business Segment Information” have been conformed to the February 26, 2017 presentation. Effective as of the beginning of 2017, certain of our global expenses that support all of our regional segments, including global e-commerce infrastructure and global brand merchandising, marketing and design, previously recorded centrally in our Americas region segment and Corporate expenses, have now been allocated to our three regional business segments, and reported in their operating results. Business segment information for the prior-year period has been revised to reflect this change in presentation.

Certain insignificant amounts on the Statements of Cash Flows have been conformed to the February 26, 2017 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

related notes to the consolidated financial statements. Estimates are based upon historical factors, current circumstances and the experience and judgment of the Company’s management. Management evaluates its estimates and assumptions on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts reported in future periods.

Changes in Accounting Principle

•	In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company elected to early adopt all provisions of this new accounting standard in the first quarter of 2017 and will maintain the current forfeiture policy to estimate forfeitures expected to occur to determine stock-based compensation expense. There was no material impact to the Company’s financial statements.

Recently Issued Accounting Standards

There have been no developments to recently issued accounting standards, including the expected dates of adoption and estimated effects on the Company’s consolidated financial statements and footnote disclosures, from those disclosed in the Company’s 2016 Annual Report on Form 10-K, except for the following, which have been grouped by their effective dates for the Company:

First Quarter of 2019

•	In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. ASU 2017-07 changes the income statement presentation of defined benefit plan expense by requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, amortization of prior service cost, curtailments and settlements, etc.). The operating expense component is reported with similar compensation costs while the non-operating components are reported in Other Income and Expense. In addition, only the service cost component is eligible for capitalization as part of an asset such as inventory or property, plant and equipment. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

First Quarter of 2021

•	In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the two-step process that required identification of potential impairment and a separate measure of the actual impairment. The annual assessment of goodwill impairment will be determined by using the difference between the carrying amount and the fair value of the reporting unit. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

NOTE 2:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company’s financial instruments that are carried at fair value:

	February 26, 2017			November 27, 2016
		Fair Value Estimated Using			Fair Value Estimated Using
	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)
	(Dollars in thousands)
Financial assets carried at fair value
Rabbi trust assets	$28,485	$28,485	$—	$27,131	$27,131	$—
Forward foreign exchange contracts, net(3)	9,446	—	9,446	23,267	—	23,267

Total	$37,931	$28,485	$9,446	$50,398	$27,131	$23,267

Financial liabilities carried at fair value
Forward foreign exchange contracts, net(3)	$10,843	$—	$10,843	$5,533	$—	$5,533

(1)	Fair values estimated using Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Rabbi trust assets consist of a diversified portfolio of equity, fixed income and other securities.

(2)	Fair values estimated using Level 2 inputs are inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward foreign exchange contracts, inputs include foreign currency exchange and interest rates and, where applicable, credit default swap prices.

(3)	The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net settlement of these contracts on a per-institution basis.

The following table presents the carrying value, including related accrued interest, and estimated fair value of the Company’s financial instruments that are carried at adjusted historical cost:

	February 26, 2017		November 27, 2016
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial liabilities carried at adjusted historical cost
6.875% senior notes due 2022(1)	535,948	560,198	527,102	550,700
5.00% senior notes due 2025(1)	490,363	499,406	483,735	480,121
Short-term borrowings	34,393	34,393	39,009	39,009

Total	$1,060,704	$1,093,997	$1,049,846	$1,069,830

(1)	Fair values are estimated using Level 1 inputs and incorporate mid-market price quotes. Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

NOTE 3:	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of February 26, 2017, the Company had forward foreign exchange contracts to buy $1.2 billion and to sell $327.5 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through August 2018.

The table below provides data about the carrying values of derivative instruments and non-derivative instruments:

	February 26, 2017			November 27, 2016
	Assets	(Liabilities)	Derivative Net Carrying Value	Assets	(Liabilities)	Derivative Net Carrying Value
	Carrying Value	Carrying Value		Carrying Value	Carrying Value
	(Dollars in thousands)
Derivatives not designated as hedging instruments
Forward foreign exchange contracts(1)	$17,002	$(7,556)	$9,446	$30,160	$(6,893)	$23,267
Forward foreign exchange contracts(2)	4,614	(15,457)	(10,843)	1,481	(7,014)	(5,533)

Total	$21,616	$(23,013)		$31,641	$(13,907)

(1)	Included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets.

(2)	Included in “Other accrued liabilities” on the Company’s consolidated balance sheets.

The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net settlement of these contracts on a per-institution basis and are offset accordingly. The table below presents the gross and net amounts of these contracts recognized on the Company’s consolidated balance sheets by type of financial instrument:

	February 26, 2017			November 27, 2016
	Gross Amounts of Recognized Assets / (Liabilities)	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets / (Liabilities) Presented in the Statement of Financial Position	Gross Amounts of Recognized Assets / (Liabilities)	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets / (Liabilities) Presented in the Statement of Financial Position
	(Dollars in thousands)
Over-the-counter forward foreign exchange contracts
Financial assets	$16,847	$(12,169)	$4,678	$29,240	$(8,374)	$20,866
Financial liabilities	(19,679)	12,169	(7,510)	(10,365)	8,374	(1,991)

Total			$(2,832)			$18,875

Embedded derivative contracts
Financial assets	$4,768	$—	$4,768	$2,401	$—	$2,401
Financial liabilities	(3,333)	—	(3,333)	(3,542)	—	(3,542)

Total			$1,435			$(1,141)

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

The table below provides data about the amount of gains and losses related to derivative instruments and non-derivative instruments designated as net investment hedges included in “Accumulated other comprehensive loss” (“AOCI”) on the Company’s consolidated balance sheets, and in “Other income (expense), net” in the Company’s consolidated statements of income:

	Gain or (Loss) Recognized in AOCI (Effective Portion)		Gain or (Loss) Recognized in Other Income (Expense), net (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	As of	As of	Three Months Ended
	February 26, 2017	November 27, 2016	February 26, 2017	February 28, 2016
	(Dollars in thousands)
Forward foreign exchange contracts	$4,637	$4,637
Yen-denominated Eurobonds	(19,811)	(19,811)	$—	$(2,103)
Euro senior notes	(15,751)	(15,751)
Cumulative income taxes	12,168	12,168

Total	$(18,757)	$(18,757)

The table below provides data about the amount of gains and losses related to derivatives not designated as hedging instruments included in “Other income (expense), net” in the Company’s consolidated statements of income:

	Three Months Ended
	February 26, 2017	February 28, 2016
Forward foreign exchange contracts:
Realized gain	$9,076	$12,967
Unrealized loss	(19,320)	(9,231)

Total	$(10,244)	$3,736

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

NOTE 4:	DEBT

The following table presents the Company’s Debt:

	February 26, 2017	November 27, 2016
	(Dollars in thousands)
Long-term debt
Unsecured:
6.875% senior notes due 2022	$524,318	$524,396
5.00% senior notes due 2025	482,307	481,860

Total unsecured long-term debt	1,006,625	1,006,256

Total long-term debt	$1,006,625	$1,006,256

Short-term debt and current maturities of long-term debt
Unsecured:
Short-term borrowings	$34,150	$38,922

Total short-term debt and current maturities of long-term debt	34,150	38,922

Total debt	$1,040,775	$1,045,178

Senior Revolving Credit Facility

The Company’s unused availability under its senior secured revolving credit facility was $746.1 million at February 26, 2017, as the Company’s total availability of $799.1 million was reduced by $53.0 million of letters of credit and other credit usage allocated under the credit facility.

Interest Rates on Borrowings

The Company’s weighted-average interest rate on average borrowings outstanding during the three months ended February 26, 2017 was 6.67%, as compared to 6.26% in the same period of 2016.

Subsequent Event—Senior Notes due 2027

On February 28, 2017, the Company issued €475 million in aggregate principal amount of 3.375% senior notes due 2027. On March 3, 2017, the Company completed a tender offer for $370.3 million of the 6.875% senior notes due 2022 and the remaining $154.7 million was called on March 31, 2017 for redemption on May 1, 2017. Refer to Note 14 “Subsequent Events” for more information.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

NOTE 5:	EMPLOYEE BENEFIT PLANS

The following tables summarize the components of net periodic benefit cost and the changes recognized in “Accumulated other comprehensive loss” for the Company’s defined benefit pension plans and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits
	Three Months Ended		Three Months Ended
	February 26, 2017	February 28, 2016	February 26, 2017	February 28, 2016
	(Dollars in thousands)
Net periodic benefit cost:
Service cost	$2,463	$2,058	$43	$50
Interest cost	9,180	9,472	787	806
Expected return on plan assets	(12,115)	(12,134)	—	—
Amortization of prior service benefit	(15)	(15)	—	—
Amortization of actuarial loss	3,379	3,007	318	742

Net periodic benefit cost	2,892	2,388	1,148	1,598

Changes in accumulated other comprehensive loss:
Actuarial (gain) loss	(9)	152	—	—
Amortization of prior service benefit	15	15	—	—
Amortization of actuarial loss	(3,379)	(3,007)	(318)	(742)

Total recognized in accumulated other comprehensive loss	(3,373)	(2,840)	(318)	(742)

Total recognized in net periodic benefit cost and accumulated other comprehensive loss	$(481)	$(452)	$830	$856

NOTE 6:	RESTRUCTURING

In 2016, the Company completed a global productivity initiative designed to streamline operations and fuel long-term profitable growth. The Company does not anticipate any significant additional costs associated with the global productivity initiative.

For the three months ended February 28, 2016, the Company recognized net restructuring charges of $1.8 million and related charges of $1.5 million. The net restructuring charges were recorded in “Restructuring, net” in the Company’s consolidated statements of income. The related charges, which consist primarily of consulting fees for the Company’s centrally-led cost-savings, productivity projects and transition-related projects, represented costs incurred associated with ongoing operations and thus were recorded in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

NOTE 7:	COMMITMENTS AND CONTINGENCIES

Forward Foreign Exchange Contracts

The Company uses over-the-counter derivative instruments to manage its exposure to foreign currencies. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the forward foreign exchange contracts. However, the Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. Please see Note 3 for additional information.

Other Contingencies

Litigation. There have been no material developments with respect to the information previously reported in the Company’s 2016 Annual Report on Form 10-K related to legal proceedings.

In the ordinary course of business, the Company has various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, trademark infringement and other matters. The Company does not believe any of these pending legal proceedings will have a material impact on its financial condition, results of operations or cash flows.

NOTE 8:	DIVIDEND

In February 2017, the Company’s Board of Directors declared a cash dividend of $70 million, payable in two $35 million installments. The Company paid the first installment of the cash dividend of $35.0 million in the first quarter of 2017. The second installment of $35 million is expected to be paid in the fourth quarter of 2017, and thus was recorded in “Other accrued liabilities” in the Company’s consolidated balance sheets.

The Company does not have an established dividend policy. The Company will continue to review its ability to pay cash dividends at least annually, and dividends may be declared at the discretion of the Company’s Board of Directors depending upon, among other factors, the Company’s financial condition and compliance with the terms of the Company’s debt agreements.

NOTE 9:	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a summary of the components of “Accumulated other comprehensive loss,” net of related income taxes:

	February 26, 2017	November 27, 2016
	(Dollars in thousands)
Pension and postretirement benefits	$(249,704)	$(252,027)
Net investment hedge losses	(18,757)	(18,757)
Foreign currency translation losses	(142,439)	(149,065)
Unrealized gains on marketable securities	2,583	1,968

Accumulated other comprehensive loss	(408,317)	(417,881)
Accumulated other comprehensive income attributable to noncontrolling interest	9,241	9,433

Accumulated other comprehensive loss attributable to Levi Strauss & Co.	$(417,558)	$(427,314)

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

No material amounts were reclassified out of “Accumulated other comprehensive loss” into net income other than those that pertain to the Company’s pension and postretirement benefit plans. Please see Note 5 for additional information. These amounts are included in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

NOTE 10:	OTHER INCOME (EXPENSE), NET

The following table summarizes significant components of “Other income (expense), net”:

	Three Months Ended
	February 26, 2017	February 28, 2016
	(Dollars in thousands)
Foreign exchange management (losses) gains(1)	$(10,244)	$3,736
Foreign currency transaction gains (losses)(2)	9,676	(8,203)
Interest income	617	209
Investment income	353	708
Other	6	1,331

Total other income (expense), net	$408	$(2,219)

(1)	Gains and losses on forward foreign exchange contracts primarily result from currency fluctuations relative to negotiated contract rates. Losses in the three-month period ended February 26, 2017 were primarily due to unfavorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso. Gains in the three-month period ended 2016 were primarily due to favorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso, partially offset by unfavorable currency fluctuations relative to negotiated contract rates on positions to sell the Euro.

(2)	Foreign currency transaction gains and losses reflect the impact of foreign currency fluctuation on the Company’s foreign currency denominated balances. Gains in 2017 were primarily due to the strengthening of the Mexican Peso and Euro against the US dollar. Losses in 2016 were primarily due to the weakening of various foreign currencies against the Euro.

NOTE 11:	INCOME TAXES

The effective income tax rate was 32.3% for the three months ended February 26, 2017, compared to 33.4% for the same period ended February 28, 2016. The decrease in the effective tax rate in 2017 as compared to 2016 was primarily due to lower tax rates on foreign earnings.

NOTE 12:	RELATED PARTIES

Charles V. Bergh, President and Chief Executive Officer, Peter E. Haas Jr., a director of the Company, and Kelly McGinnis, Senior Vice President of Corporate Affairs and Chief Communications Officer, are board members of the Levi Strauss Foundation, which is not a consolidated entity of the Company. Seth R. Jaffe, Senior Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. During the three-month period ended February 26, 2017, the Company donated $6.3 million to the Levi Strauss Foundation as compared to $6.1 million for the same prior-year period.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

NOTE 13:	BUSINESS SEGMENT INFORMATION

The Company manages its business according to three regional segments: the Americas, Europe and Asia. The Company considers its chief executive officer to be the Company’s chief operating decision maker. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the regional segments’ net revenues and operating income.

Effective as of the beginning of 2017, certain of the Company’s global expenses that support all regional segments, including global e-commerce infrastructure and global brand merchandising, marketing and design, previously recorded centrally in the Americas region segment and Corporate expenses, have now been allocated to the three regional business segments, and reported in operating results. Business segment information for the prior-year period has been revised to reflect the change in presentation.

Business segment information for the Company is as follows:

	Three Months Ended
	February 26, 2017	February 28, 2016
	(Dollars in thousands)
Net revenues:
Americas	$577,907	$571,185
Europe	310,317	276,486
Asia	213,767	208,829

Total net revenues	$1,101,991	$1,056,500

Operating income:
Americas	$90,342	$88,032
Europe	64,539	50,939
Asia	35,941	40,893

Regional operating income	190,822	179,864
Corporate:
Restructuring, net	—	1,848
Restructuring-related charges	—	1,497
Other corporate staff costs and expenses	82,482	59,932

Corporate expenses	82,482	63,277

Total operating income	108,340	116,587
Interest expense	(19,934)	(14,902)
Other income (expense), net	408	(2,219)

Income before income taxes	$88,814	$99,466

NOTE 14:	SUBSEQUENT EVENTS

On February 28, 2017, the Company issued €475 million in aggregate principal amount of 3.375% senior notes due 2027 (the “Senior Notes due 2027”). On March 3, 2017, a portion of the proceeds from the new debt were used to complete a tender offer for $370.3 million of the 6.875% senior notes due 2022 and the remaining $154.7 million was called on March 31, 2017 for redemption on May 1, 2017. The remaining proceeds from the

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 26, 2017

issuances of Senior Notes due 2027 as well as cash on hand will be used to complete the redemption. The Company will record a net loss on the early extinguishment of debt of approximately $23 million. The estimated loss includes approximately $21 million of tender and call premiums on the retired debt. Debt issuance costs for the Senior Notes due 2027 are estimated at approximately $8 million and will be capitalized as deferred financing costs as a direct reduction to the debt.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Levi Strauss & Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Levi Strauss & Co. and its subsidiaries as of November 27, 2016 and November 29, 2015, and the results of their operations and their cash flows for each of the three years in the period ended November 27, 2016, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related financial statement schedule listed in the index appearing under Item 15(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, CA
February 9, 2017

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 27, 2016	November 29, 2015
	(Dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$375,563	$318,571
Trade receivables, net of allowance for doubtful accounts of $11,974 and $11,025	479,018	498,196
Inventories:
Raw materials	2,454	3,368
Work-in-process	3,074	3,031
Finished goods	710,653	600,460

Total inventories	716,181	606,859
Other current assets	115,385	104,523

Total current assets	1,686,147	1,528,149
Property, plant and equipment, net of accumulated depreciation of $856,588 and $811,013	393,605	390,829
Goodwill	234,280	235,041
Other intangible assets, net	42,946	43,350
Deferred tax assets, net	523,101	580,640
Other non-current assets	107,017	106,386

Total assets	$2,987,096	$2,884,395

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$38,922	$114,978
Current maturities of long-term debt	—	32,625
Accounts payable	270,293	238,309
Accrued salaries, wages and employee benefits	180,740	182,430
Restructuring liabilities	4,878	20,141
Accrued interest payable	5,098	5,510
Accrued income taxes	9,652	6,567
Other accrued liabilities	252,160	245,607

Total current liabilities	761,743	846,167
Long-term debt	1,006,256	1,004,938
Long-term capital leases	15,360	12,320
Postretirement medical benefits	100,966	105,240
Pension liability	354,461	358,443
Long-term employee related benefits	73,243	73,342
Long-term income tax liabilities	20,150	26,312
Other long-term liabilities	63,796	56,987

Total liabilities	2,395,975	2,483,749

Commitments and contingencies
Temporary equity	79,346	68,783

Stockholders’ Equity:
Levi Strauss & Co. stockholders’ equity
Common stock — $.01 par value; 270,000,000 shares authorized; 37,470,158 shares and 37,460,145 shares issued and outstanding	375	375
Additional paid-in capital	1,445	3,291
Retained earnings	935,049	705,668
Accumulated other comprehensive loss	(427,314)	(379,066)

Total Levi Strauss & Co. stockholders’ equity	509,555	330,268
Noncontrolling interest	2,220	1,595

Total stockholders’ equity	511,775	331,863

Total liabilities, temporary equity and stockholders’ equity	$2,987,096	$2,884,395

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Net revenues	$4,552,739	$4,494,493	$4,753,992
Cost of goods sold	2,223,727	2,225,512	2,405,552

Gross profit	2,329,012	2,268,981	2,348,440
Selling, general and administrative expenses	1,866,493	1,823,863	1,906,164
Restructuring, net	312	14,071	128,425

Operating income	462,207	431,047	313,851
Interest expense	(73,170)	(81,214)	(117,597)
Loss on early extinguishment of debt	—	(14,002)	(20,343)
Other income (expense), net	18,223	(25,433)	(22,057)

Income before income taxes	407,260	310,398	153,854
Income tax expense	116,051	100,507	49,545

Net income	291,209	209,891	104,309
Net (income) loss attributable to noncontrolling interest	(157)	(455)	1,769

Net income attributable to Levi Strauss & Co.	$291,052	$209,436	$106,078

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Net income	$291,209	$209,891	$104,309

Other comprehensive (loss) income, before related income taxes:
Pension and postretirement benefits	(22,925)	38,785	(53,323)
Net investment hedge (losses) gains	(829)	385	13,404
Foreign currency translation (losses) gains	(30,380)	(28,791)	(36,201)
Unrealized gains (losses) on marketable securities	143	(575)	1,577

Total other comprehensive (loss) income, before related income taxes	(53,991)	9,804	(74,543)

Income tax benefit (expense) related to items of other comprehensive (loss) income	6,211	(13,602)	10,903

Comprehensive income, net of income taxes	243,429	206,093	40,669

Comprehensive (income) loss attributable to noncontrolling interest	(625)	(383)	2,098

Comprehensive income attributable to Levi Strauss & Co.	$242,804	$205,710	$42,767

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Levi Strauss & Co. Stockholders
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Stockholders’ Equity
	(Dollars in thousands)
Balance at November 24, 2013	$374	$7,361	$475,960	$(312,029)	$3,310	$174,976

Net income (loss)	—	—	106,078	—	(1,769)	104,309
Other comprehensive loss, net of tax	—	—	—	(63,311)	(329)	(63,640)
Stock-based compensation and dividends, net	—	13,290	(23)	—	—	13,267
Reclassification to temporary equity	—	(19,298)	(19,842)	—	—	(39,140)
Repurchase of common stock	—	(1,353)	(3,961)	—	—	(5,314)
Cash dividends paid	—	—	(30,003)	—	—	(30,003)

Balance at November 30, 2014	374	—	528,209	(375,340)	1,212	154,455

Net income	—	—	209,436	—	455	209,891
Other comprehensive loss, net of tax	—	—	—	(3,726)	(72)	(3,798)
Stock-based compensation and dividends, net	1	16,674	(66)	—	—	16,609
Reclassification to temporary equity	—	(10,961)	19,842	—	—	8,881
Repurchase of common stock	—	(2,422)	(1,753)	—	—	(4,175)
Cash dividends paid	—	—	(50,000)	—	—	(50,000)

Balance at November 29, 2015	375	3,291	705,668	(379,066)	1,595	331,863

Net income	—	—	291,052	—	157	291,209
Other comprehensive (loss) income, net of tax	—	—	—	(48,248)	468	(47,780)
Stock-based compensation and dividends, net	—	9,649	(40)	—	—	9,609
Reclassification to temporary equity	—	(10,563)	—	—	—	(10,563)
Repurchase of common stock	—	(932)	(1,631)	—	—	(2,563)
Cash dividends paid	—	—	(60,000)	—	—	(60,000)

Balance at November 27, 2016	$375	$1,445	$935,049	$(427,314)	$2,220	$511,775

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$291,209	$209,891	$104,309
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103,878	102,044	109,474
Asset impairments	4,100	2,616	6,531
Gain on disposal of assets	(6,058)	(8,626)	(197)
Unrealized foreign exchange (gains) losses	(5,853)	(371)	5,392
Realized (gain) loss on settlement of forward foreign exchange contracts not designated for hedge accounting	(17,175)	(14,720)	6,184
Employee benefit plans’ amortization from accumulated other comprehensive loss and settlement losses	14,991	16,983	45,787
Noncash loss on extinguishment of debt, net of write-off of unamortized debt issuance costs	—	3,448	5,103
Noncash restructuring charges	—	658	3,347
Amortization of premium, discount and debt issuance costs	2,576	2,150	2,331
Stock-based compensation	9,333	15,137	12,441
Allowance for doubtful accounts	2,195	1,875	662
Deferred income taxes	66,078	58,386	(28,177)
Change in operating assets and liabilities:
Trade receivables	6,150	4,060	(51,367)
Inventories	(121,379)	28,566	(6,184)
Other current assets	(22,944)	(3,061)	5,377
Other non-current assets	(9,103)	(21,375)	1,509
Accounts payable and other accrued liabilities	43,040	(80,224)	(28,871)
Restructuring liabilities	(17,290)	(36,711)	66,574
Income tax liabilities	7,653	(9,680)	19,224
Accrued salaries, wages and employee benefits and long-term employee related benefits	(49,880)	(44,714)	(42,878)
Other long-term liabilities	5,029	(10,902)	(3,740)
Other, net	—	2,902	78

Net cash provided by operating activities	306,550	218,332	232,909

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(102,950)	(102,308)	(73,396)
Proceeds from sale of assets	17,427	9,026	8,049
Proceeds (payments) on settlement of forward foreign exchange contracts not designated for hedge accounting	17,175	14,720	(6,184)
Acquisitions, net of cash acquired	—	(2,271)	(318)

Net cash used for investing activities	(68,348)	(80,833)	(71,849)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	—	500,000	—
Repayments of long-term debt and capital leases	(39,641)	(528,104)	(395,853)
Proceeds from senior revolving credit facility	180,000	345,000	265,000
Repayments of senior revolving credit facility	(279,000)	(346,000)	(165,000)
Proceeds from short-term credit facilities	29,154	23,936	24,372
Repayments of short-term credit facilities	(18,219)	(21,114)	(24,000)
Other short-term borrowings, net	13,475	(12,919)	(10,080)
Debt issuance costs	—	(4,605)	(2,684)
Change in restricted cash, net	2,967	1,615	1,060
Repurchase of common stock	(2,563)	(4,175)	(5,314)
Excess tax benefits from stock-based compensation	278	1,471	826
Dividend to stockholders	(60,000)	(50,000)	(30,003)

Net cash used for financing activities	(173,549)	(94,895)	(341,676)

Effect of exchange rate changes on cash and cash equivalents	(7,661)	(22,288)	(10,387)

Net increase (decrease) in cash and cash equivalents	56,992	20,316	(191,003)
Beginning cash and cash equivalents	318,571	298,255	489,258

Ending cash and cash equivalents	$375,563	$318,571	$298,255

Noncash Investing Activity:
Purchases of property, plant and equipment not yet paid at end of period	$19,903	$23,958	$19,728
Supplemental disclosure of cash flow information:
Cash paid for interest during the period	$67,052	$77,907	$110,029
Cash paid for income taxes during the period, net of refunds	57,148	61,456	60,525

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Levi Strauss & Co. (the “Company”) is one of the world’s largest brand-name apparel companies. The Company designs, markets and sells – directly or through third parties and licensees – products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories, for men, women and children around the world under the Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands. The Company operates its business through three geographic regions: Americas, Europe and Asia.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company and its wholly-owned and majority-owned foreign and domestic subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated. The Company is privately held primarily by descendants of the family of its founder, Levi Strauss, and their relatives.

The Company’s fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries end on November 30. Fiscal 2016 and 2015 were 52-week years, ending on November 27, 2016, and November 29, 2015, respectively. Fiscal 2014 was a 53-week year ending on November 30, 2014. Each quarter of fiscal years 2016, 2015 and 2014 consists of 13 weeks, with the exception of the fourth quarter of 2014, which consisted of 14 weeks. All references to years relate to fiscal years rather than calendar years.

Subsequent events have been evaluated through the issuance date of these financial statements.

Out-of-period Adjustments

The Company’s results for the year ended November 30, 2014, include out-of-period adjustments which decreased income before income taxes and net income by $1.3 million and $6.9 million, respectively. These adjustments were comprised of $1.3 million of pre-tax items, principally related to duty accruals, and $5.6 million of additional tax expense, all associated with prior years. Management has evaluated these items in relation to year ended November 30, 2014, as well as the periods in which they originated, and believes these items are immaterial to both the consolidated quarterly and annual financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to the consolidated financial statements. Estimates are based upon historical factors, current circumstances and the experience and judgment of the Company’s management. Management evaluates its estimates and assumptions on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts reported in future periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at fair value.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Restricted Cash

Restricted cash primarily relates to required cash deposits for customs and rental guarantees to support the Company’s international operations. As restricted cash is not material in any period presented, it is included in “Other current assets” and “Other non-current assets” on the consolidated balance sheets.

Accounts Receivable, Net

The Company extends credit to its customers that satisfy pre-defined credit criteria. Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based upon an analysis of the aging of accounts receivable at the date of the consolidated financial statements, assessments of collectability based on historic trends, customer-specific circumstances, and an evaluation of economic conditions. Actual write-off of receivables may differ from estimates due to changes in customer and economic circumstances.

Inventory Valuation

The Company values inventories at the lower of cost or market value. Inventory cost is determined using the first-in first-out method. The Company includes product costs, labor and related overhead, inbound freight, internal transfers, and the cost of operating its remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. The Company estimates quantities of slow-moving and obsolete inventory, by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. The Company determines inventory market values by estimating expected selling prices based on the Company’s historical recovery rates for slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of distribution and current consumer preferences.

Income Tax Assets and Liabilities

The future effective tax rate will ultimately depend on the mix of earnings between domestic and foreign operations, the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be indefinitely reinvested outside of the United States, changes in tax laws and regulations and potential resolutions on tax examinations, refund claims and litigation. Remittances of foreign earnings to the United States are planned based on projected cash flow, working capital and investment needs of our foreign and domestic operations. Based on these assumptions, the Company estimates the amount that will be distributed to the United States and provides U.S. federal taxes on these amounts. Material changes in the Company’s estimates as to how much of the Company’s foreign earnings will be distributed to the United States or tax legislation that limits or restricts the amount of undistributed foreign earnings that the Company considers indefinitely reinvested outside the United States could materially impact the Company’s income tax provision and effective tax rate. Significant judgment is required in determining the Company’s worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise from examinations in various jurisdictions and assumptions and estimates used in evaluating the need for valuation allowance.

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. The Company computes its provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

All deferred income taxes are classified as non-current on the Company’s consolidated balance sheets. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, the Company’s management evaluates all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies.

The Company continuously reviews issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. The Company evaluates uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step, for those positions that meet the recognition criteria, is to measure the tax benefit as the largest amount that is more than fifty percent likely to be realized. The Company believes that its recorded tax liabilities are adequate to cover all open tax years based on its assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that the Company’s view as to the outcome of these matters change, the Company will adjust income tax expense in the period in which such determination is made. The Company classifies interest and penalties related to income taxes as income tax expense.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. The cost is depreciated on a straight-line basis over the estimated useful lives of the related assets. Costs relating to internal-use software development are capitalized when incurred during the application development phase. Buildings are depreciated over 20 to 40 years, and leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Machinery and equipment includes furniture and fixtures, automobiles and trucks, and networking communication equipment, and is depreciated over a range from three to 20 years. Capitalized internal-use software is depreciated over periods ranging from three to seven years.

Goodwill and Other Intangible Assets

Goodwill resulted primarily from a 1985 acquisition of the Company by Levi Strauss Associates Inc., a former parent company that was subsequently merged into the Company in 1996, and the Company’s 2009 acquisitions. Goodwill is not amortized. Intangible assets are comprised of owned trademarks with indefinite useful lives which are not being amortized and acquired contractual rights. The amortization of these intangible assets is included in “Selling, general, and administrative expenses” in the Company’s consolidated statements of income.

Impairment

The Company reviews its goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of its fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. The Company qualitatively assesses goodwill and non-amortized intangible assets to determine whether it is more likely than not that the fair value of a reporting unit or other non-amortized intangible asset is less than its carrying amount. During fiscal 2016, the Company performed this analysis examining key events and circumstances affecting fair value and determined it is more

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

likely than not that the reporting unit’s fair value is greater than its carrying amount. As such, no further analysis was required for purposes of testing of the Company’s goodwill or other non-amortized intangible asset for impairment.

If goodwill is not qualitatively assessed or if goodwill is qualitatively assessed and it is determined it is not more likely than not that the reporting unit’s fair value is greater than its carrying amount, a two-step quantitative approach is utilized. In the first step, the Company compares the carrying value of the reporting unit or applicable asset to its fair value, which the Company estimates using a discounted cash flow analysis or by comparison with the market values of similar assets. If the carrying amount of the reporting unit or asset exceeds its estimated fair value, the Company performs the second step, and determines the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value.

The Company reviews its other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the expected future undiscounted cash flows, the Company measures and records an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, the Company utilizes the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Debt Issuance Costs

The Company capitalizes debt issuance costs on its senior revolving credit facility, which are included in “Other non-current assets” on the Company’s consolidated balance sheets. Capitalized debt issuance costs on the Company’s unsecured long-term debt are presented as a reduction to the debt outstanding on the Company’s consolidated balance sheets. The unsecured long-term debt issuance costs are generally amortized utilizing the effective interest method whereas the senior revolving credit facility issuance costs are amortized utilizing the straight-line method. Amortization of debt issuance costs is included in “Interest expense” in the consolidated statements of income.

Restructuring Liabilities

Upon approval of a restructuring plan, the Company records restructuring liabilities for employee severance and related termination benefits when they become probable and estimable for formal and pre-existing severance arrangements. The Company records other costs associated with exit activities as they are incurred. The long-term portion of restructuring liabilities is included in “Other long-term liabilities” on the Company’s consolidated balance sheets.

Deferred Rent

The Company is obligated under operating leases of property for manufacturing, finishing and distribution facilities, office space, retail stores and equipment. Rental expense relating to operating leases are recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations beginning as of the date the Company takes physical possession or control of the property. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities included in “Other accrued liabilities” and “Other long-term liabilities” on the consolidated balance sheets.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Fair Value of Financial Instruments

The fair values of the Company’s financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in this report are based on information available to the Company as of November 27, 2016 and November 29, 2015.

The carrying values of cash and cash equivalents, trade receivables and short-term borrowings approximate fair value since they are short term in nature. The Company has estimated the fair value of its other financial instruments using the market and income approaches. Rabbi trust assets and forward foreign exchange contracts are carried at their fair values. The Company’s debt instruments are carried at historical cost and adjusted for amortization of premiums, discounts, or deferred financing costs, foreign currency fluctuations and principal payments.

Pension and Postretirement Benefits

The Company has several non-contributory defined benefit retirement plans covering eligible employees. The Company also provides certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, the Company sponsors other retirement or post-employment plans for its foreign employees in accordance with local government programs and requirements. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

The Company recognizes either an asset or a liability for any plan’s funded status in its consolidated balance sheets. The Company measures changes in funded status using actuarial models which utilize an attribution approach that generally spreads individual events over the estimated service lives of the remaining employees in the plan. For plans where participants will not earn additional benefits by rendering future service, which includes the Company’s U.S. plans, individual events are spread over the plan participants’ estimated remaining lives. The Company’s policy is to fund its retirement plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements. Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical and mortality trend rates. The Company considers several factors including historical rates, expected rates and external data to determine the assumptions used in the actuarial models.

At the end of 2015, the Company elected to adopt the spot-rate approach to determine the interest cost component of pension and postretirement expense. Under the spot-rate approach, the interest cost is calculated by applying interest to the discounted cash flow expected at each payment date. The interest is determined using the same spot rate along the yield curve that was used to determine the present value of the associated payment. This approach was used to recognize the 2016 expense. Prior to 2016, all plans with a yield curve available for discount rate setting purposes used a single weighted-average rate.

Employee Incentive Compensation

The Company maintains short-term and long-term employee incentive compensation plans. Provisions for employee incentive compensation are recorded in “Accrued salaries, wages and employee benefits” and “Long-term employee related benefits” on the Company’s consolidated balance sheets. The Company accrues the related compensation expense over the period of the plan and changes in the liabilities for these incentive plans generally correlate with the Company’s financial results and projected future financial performance.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Stock-Based Compensation

The Company has stock-based incentive plans which reward certain employees and directors with cash or equity. Compensation cost for these awards is based on the fair value of the Company’s common stock and generally reflects the number of awards that vest or are expected to vest. Compensation cost is recognized over the period that an employee provides service for that award, which generally is the vesting period.

The Company’s common stock is not listed on any established stock exchange. Accordingly, the stock’s fair value is based upon a valuation performed by an independent third-party, Evercore Group LLC (“Evercore”) and approved by the Company’s board of directors (the “Board”). Determining the fair value of the Company’s stock requires complex judgments. The valuation process includes comparison of the Company’s historical and estimated future financial results with selected publicly-traded companies and application of a discount for the illiquidity of the stock to derive at the fair value of the stock. The Company uses this valuation for, among other things, making determinations under its stock-based compensation plans, such as the grant date fair value of awards.

The fair value of equity awards granted to directors is based on the fair value of the common stock at the date of grant. The fair value of equity awards granted to employees is estimated on the date of grant based on the Black-Scholes option pricing model, unless the awards are subject to market conditions, in which case the Company utilizes the Monte Carlo simulation model. The fair value of liability awards granted to employees is based on the fair value of the Company’s common stock at each quarter end.

The Black-Scholes option pricing model and the Monte Carlo simulation model require the input of highly subjective assumptions including volatility. Due to the fact that the Company’s common stock is not publicly traded, the computation of expected volatility is based on the average of the historical and implied volatilities over the expected life of the awards, of a representative peer group of publicly-traded entities. Other assumptions include expected life, risk-free rate of interest and dividend yield. For equity awards with a service condition, the expected life is derived based on historical experience and expected future post-vesting termination and exercise patterns. For equity awards with a performance condition, the expected life is computed using the simplified method until historical experience is available. The risk-free interest rate is based on zero coupon U.S. Treasury bond rates corresponding to the expected life of the awards. Dividend assumptions are based on historical experience.

Due to the job function of the award recipients, the Company has included stock-based compensation cost in “Selling, general and administrative expenses” in the consolidated statements of income.

Self-Insurance

Up to certain limits, the Company self-insures various loss exposures primarily relating to workers’ compensation risk and employee and eligible retiree medical health benefits. The Company carries insurance policies covering claim exposures which exceed predefined amounts, per occurrence and/or in the aggregate. Accruals for losses are made based on the Company’s claims experience and actuarial assumptions followed in the insurance industry, including provisions for incurred but not reported losses.

Derivative Financial Instruments and Hedging Activities

The Company recognizes all derivatives as assets and liabilities at their fair values, which are included in “Other current assets”, “Other non-current assets” or “Other accrued liabilities” on the Company’s consolidated

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

balance sheets. The Company uses derivatives to manage exposures that are sensitive to changes in market conditions, such as foreign currency risk. Additionally, some of the Company’s contracts contain provisions that are accounted for as embedded derivative instruments. The Company does not designate its derivative instruments for hedge accounting; changes in the fair values of these instruments are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. The non-derivative instruments the Company designates and that qualify for hedge accounting treatment hedge the Company’s net investment position in certain of its foreign subsidiaries. For these instruments, the Company documents the hedge designation by identifying the hedging instrument, the nature of the risk being hedged and the approach for measuring hedge effectiveness. The ineffective portions of these hedges are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. The effective portions of these hedges are recorded in “Accumulated other comprehensive loss” on the Company’s consolidated balance sheets and are not reclassified to earnings until the related net investment position has been liquidated.

Foreign Currency

The functional currency for most of the Company’s foreign operations is the applicable local currency. For those operations, assets and liabilities are translated into U.S. Dollars using period-end exchange rates; income and expenses are translated at average monthly exchange rates; and equity accounts are translated at historical rates. Net changes resulting from such translations are recorded as a component of translation adjustments in “Accumulated other comprehensive loss” on the Company’s consolidated balance sheets.

Foreign currency transactions are transactions denominated in a currency other than the entity’s functional currency. At each balance sheet date, each entity remeasures the recorded balances related to foreign-currency transactions using the period-end exchange rate. Unrealized gains or losses arising from the remeasurement of these balances are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. In addition, at the settlement date of foreign currency transactions, the realized foreign currency gains or losses are recorded in “Other income (expense), net” in the Company’s consolidated statements of income to reflect the difference between the rate effective at the settlement date and the historical rate at which the transaction was originally recorded.

Noncontrolling Interest

Noncontrolling interest includes a 16.4% minority interest of third parties in Levi Strauss Japan K.K., the Company’s Japanese subsidiary.

Revenue Recognition

Net sales is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at the Company’s company-operated and online stores and at the Company’s company-operated shop-in-shops located within department stores. The Company recognizes revenue on sale of product when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectability is reasonably assured. The revenue is recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of the Company’s trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates set forth in the licensing agreements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The Company recognizes allowances for estimated returns in the period in which the related sale is recorded. The Company recognizes allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. The Company estimates non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the Company’s consolidated statements of income.

Net sales to the Company’s ten largest customers totaled approximately 30% of net revenues for 2016, and 31% of net revenues for both 2015 and 2014. No customer represented 10% or more of net revenues in any of these years.

Cost of Goods Sold

Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, labor and related overhead, inbound freight, internal transfers, and the cost of operating the Company’s remaining manufacturing facilities, including the related depreciation expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) are primarily comprised of costs relating to advertising, marketing, selling, distribution, information technology and other corporate functions. Selling costs include, among other things, all occupancy costs associated with company-operated stores and with the Company’s company-operated shop-in-shops located within department stores. The Company expenses advertising costs as incurred. For 2016, 2015 and 2014, total advertising expense was $284.0 million, $276.4 million and $272.8 million, respectively. Distribution costs include costs related to receiving and inspection at distribution centers, warehousing, shipping to the Company’s customers, handling and certain other activities associated with the Company’s distribution network. These expenses totaled $168.3 million, $159.7 million, and $168.7 million for 2016, 2015 and 2014, respectively.

Recently Issued Accounting Standards

The following recently issued accounting standards, all of which are FASB Accounting Standards Updates (“ASU”), have been grouped by their required effective dates for the Company:

First Quarter of 2018

•	ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” clarifies that, for inventories measured at the lower of cost and net realizable value, net realizable value should be determined based on the estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. The Company does not anticipate that the adoption of this new accounting standard will have a material impact on its consolidated financial statements.

•	ASU No. 2016-09, “Compensation – Stock Compensation (Topic 718)” simplifies accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

First Quarter of 2019

•	ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” (“ASU 2015-14”). The amendment in this update defers the effective date of ASU 2014-09 for all entities by one year. Additional ASUs have been issued that are part of the overall new revenue guidance including: ASU No. 2016-08: “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, ASU No. 2016-10: “Identifying Performance Obligations and Licensing” and ASU 2016-12: “Narrow Scope Improvements and Practical Expedients”. The Company is currently assessing the impact that adopting these new revenue accounting standards will have on its consolidated financial statements.

•	ASU No. 2016-04, “Liabilities – Extinguishment of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products” aligns recognition of prepaid stored-value product financial liabilities (for example, prepaid gift cards), with Topic 606, Revenues from Contracts with Customers, for non-financial liabilities. In general, certain of these liabilities may be extinguished proportionally in earnings as redemptions occur, or when redemption is remote if issuers are not entitled to the unredeemed stored value. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•	ASU No. 2016-15, “Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments” designates the appropriate cash flow classification for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. In certain circumstances, transactions may require bifurcation to appropriately allocate components among operating, investing and financing activities. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•	ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory,” requires that the income tax consequences of an intra-entity transfer of an asset other than inventory be recorded when the transfer occurs. Under this guidance, current income taxes and deferred income taxes will move when assets (such as intellectual property and property, plant and equipment) are transferred between consolidated subsidiaries. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•	ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

First Quarter of 2020

•	ASU No. 2016-02, “Leases (Topic 842)” requires the identification of arrangements that should be accounted for as leases by lessees. In general, for operating or financing lease arrangements exceeding a twelve month term, a right-of-use asset and a lease obligation will be recognized on the balance sheet of the lessee while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

First Quarter of 2021

•	ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology. This will result in the more timely recognition of losses. ASU No. 2016-13 also applies to employee benefit plan accounting, with an effective date of the first quarter of fiscal 2022. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements and employee benefit plans’ accounting.

NOTE 2:	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment (“PP&E”) were as follows:

	November 27, 2016	November 29, 2015
	(Dollars in thousands)
Land	$8,178	$13,180
Buildings and leasehold improvements	379,217	384,228
Machinery and equipment	407,527	393,806
Capitalized internal-use software	418,493	378,643
Construction in progress	36,778	31,985

Subtotal	1,250,193	1,201,842
Accumulated depreciation	(856,588)	(811,013)

PP&E, net	$393,605	$390,829

Depreciation expense for the years ended November 27, 2016, November 29, 2015, and November 30, 2014, was $103.7 million, $99.8 million and $106.5 million, respectively.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 3:	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by business segment for the years ended November 27, 2016, and November 29, 2015, were as follows:

	Americas	Europe	Asia	Total
	(Dollars in thousands)
Balance, November 30, 2014	$207,419	$29,937	$1,565	$238,921
Additions	424	137	—	561
Foreign currency fluctuation	(27)	(4,050)	(364)	(4,441)

Balance, November 29, 2015	207,816	26,024	1,201	235,041
Additions	—	—	—	—
Foreign currency fluctuation	(93)	(683)	15	(761)

Balance, November 27, 2016	$207,723	$25,341	$1,216	$234,280

Other intangible assets, net, were as follows:

	November 27, 2016			November 29, 2015
	Gross Carrying Value	Accumulated Amortization	Total	Gross Carrying Value	Accumulated Amortization	Total
	(Dollars in thousands)
Non-amortized intangible assets:
Trademarks	$42,743	$—	$42,743	$42,743	$—	$42,743
Amortized intangible assets:
Acquired contractual rights	2,843	(2,640)	203	6,954	(6,347)	607
Customer lists	—	—	—	15,915	(15,915)	—

Total	$45,586	$(2,640)	$42,946	$65,612	$(22,262)	$43,350

For the years ended November 27, 2016, November 29, 2015, and November 30, 2014, amortization of these intangible assets was $0.2 million, $2.1 million and $2.8 million, respectively. The amortization of these intangible assets in the succeeding fiscal years is immaterial.

As of November 27, 2016, there was no impairment to the carrying value of the Company’s goodwill or non-amortized intangible assets.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company’s financial instruments that are carried at fair value:

	November 27, 2016			November 29, 2015
		Fair Value Estimated Using			Fair Value Estimated Using
	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)
	(Dollars in thousands)
Financial assets carried at fair value
Rabbi trust assets	$27,131	$27,131	$—	$26,013	$26,013	$—
Forward foreign exchange contracts, net(3)	23,267	—	23,267	27,131	—	27,131

Total	$50,398	$27,131	$23,267	$53,144	$26,013	$27,131

Financial liabilities carried at fair value
Forward foreign exchange contracts, net(3)	$5,533	$—	$5,533	$7,809	$—	$7,809

(1)	Fair values estimated using Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Rabbi trust assets consist of a diversified portfolio of equity, fixed income and other securities. See Note 12 for more information on rabbi trust assets.

(2)	Fair values estimated using Level 2 inputs are inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward foreign exchange contracts, inputs include foreign currency exchange and interest rates and, where applicable, credit default swap prices.

(3)	The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net-settlement of these contracts on a per-institution basis.

The following table presents the carrying value, including related accrued interest, and estimated fair value of the Company’s financial instruments that are carried at adjusted historical cost:

	November 27, 2016		November 29, 2015
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial liabilities carried at adjusted historical cost
Senior revolving credit facility	$—	$—	$99,020	$99,020
4.25% Yen-denominated Eurobonds due 2016(1)	—	—	32,736	33,593
6.875% senior notes due 2022(1)	527,102	550,700	527,715	570,355
5.00% senior notes due 2025(1)	483,735	480,121	482,145	480,945
Short-term borrowings	39,009	39,009	15,996	15,996

Total	$1,049,846	$1,069,830	$1,157,612	$1,199,909

(1)	Fair values are estimated using Level 1 inputs and incorporate mid-market price quotes. Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 5:	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company’s foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on nonfunctional currency cash flows and selected assets or liabilities without exposing the Company to additional risk associated with transactions that could be regarded as speculative. Forward exchange contracts on various currencies are entered into to manage foreign currency exposures associated with certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. The Company manages certain forecasted foreign currency exposures and uses a centralized currency management operation to take advantage of potential opportunities to naturally offset foreign currency exposures against each other. The Company had designated a portion of its outstanding Yen-denominated Eurobonds as a net investment hedge to manage foreign currency exposures in its foreign operations. The Company does not apply hedge accounting to its derivative transactions. As of November 27, 2016, the Company had forward foreign exchange contracts to buy $674.9 million and to sell $364.9 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through February 2018.

The table below provides data about the carrying values of derivative instruments and non-derivative instruments:

	November 27, 2016			November 29, 2015
	Assets	(Liabilities)	Derivative Net Carrying Value	Assets	(Liabilities)	Derivative Net Carrying Value
	Carrying Value	Carrying Value		Carrying Value	Carrying Value
	(Dollars in thousands)
Derivatives not designated as hedging instruments
Forward foreign exchange contracts(1)	$30,160	$(6,893)	$23,267	$31,808	$(4,677)	$27,131
Forward foreign exchange contracts(2)	1,481	(7,014)	(5,533)	253	(8,062)	(7,809)

Total	$31,641	$(13,907)		$32,061	$(12,739)

Non-derivatives designated as hedging instruments
Yen-denominated Eurobonds	$—	$—		$—	$(7,832)

(1)	Included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets.

(2)	Included in “Other accrued liabilities” on the Company’s consolidated balance sheets.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net-settlement of these contracts on a per-institution basis and are offset accordingly. The table below presents the gross and net amounts of these contracts recognized on the Company’s consolidated balance sheets by type of financial instrument:

	November 27, 2016			November 29, 2015
	Gross Amounts of Recognized Assets / (Liabilities)	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets / (Liabilities) Presented in the Statement of Financial Position	Gross Amounts of Recognized Assets / (Liabilities)	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets / (Liabilities) Presented in the Statement of Financial Position
	(Dollars in thousands)
Over-the-counter forward foreign exchange contracts
Financial assets	$29,240	$(8,374)	$20,866	$30,837	$(4,930)	$25,907
Financial liabilities	(10,365)	8,374	(1,991)	(7,599)	4,930	(2,669)

Total			$18,875			$23,238

Embedded derivative contracts
Financial assets	$2,401	$—	$2,401	$1,224	$—	$1,224
Financial liabilities	(3,542)	—	(3,542)	(5,140)	—	(5,140)

Total			$(1,141)			$(3,916)

The table below provides data about the amount of gains and losses related to derivative instruments and non-derivative instruments designated as net investment hedges included in “Accumulated other comprehensive loss” (“AOCI”) on the Company’s consolidated balance sheets, and in “Other income (expense), net” in the Company’s consolidated statements of income:

	Gain or (Loss) Recognized in AOCI (Effective Portion)		Gain or (Loss) Recognized in Other Income (Expense), net (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	As of November 27, 2016	As of November 29, 2015	Year Ended
			November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Forward foreign exchange contracts	$4,637	$4,637
Yen-denominated Eurobonds	(19,811)	(18,982)	$2,627	$965	$3,767
Euro senior notes	(15,751)	(15,751)	—	—	—
Cumulative income taxes	12,168	11,849

Total	$(18,757)	$(18,247)

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The table below provides data about the amount of gains and losses related to derivatives not designated as hedging instruments included in “Other income (expense), net” in the Company’s consolidated statements of income:

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Forward foreign exchange contracts:
Realized	$17,175	$14,720	$(6,184)
Unrealized	(1,315)	19,386	(4,920)

Total	$15,860	$34,106	$(11,104)

NOTE 6:	DEBT

	November 27, 2016	November 29, 2015
	(Dollars in thousands)
Long-term debt
Unsecured:
6.875% senior notes due 2022	$524,396	524,807
5.00% senior notes due 2025	481,860	480,131

Total unsecured	1,006,256	1,004,938

Total long-term debt	$1,006,256	$1,004,938

Short-term debt and current maturities of long-term debt
Secured:
Senior revolving credit facility	$—	$99,000
Unsecured:
Current maturities of 4.25% Yen-denominated Eurobonds due 2016	—	32,625
Short-term borrowings	38,922	15,978

Total short-term debt and current maturities of long-term debt	$38,922	$147,603

Total debt	$1,045,178	$1,152,541

Senior Revolving Credit Facility

The Company is a party to a credit agreement for a senior secured revolving credit facility. The credit facility provides for an asset-based facility, in which the borrowing availability is primarily based on the value of the U.S. Levi’s® trademarks and the levels of accounts receivable and inventory in the United States and Canada, as further described below.

Availability, interest and maturity. The maximum availability under the credit facility is $850.0 million, of which $800.0 million is available to the Company for revolving loans in U.S. Dollars and $50.0 million is

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

available to the Company for revolving loans either in U.S. Dollars or Canadian Dollars. Subject to the availability under the borrowing base, the Company may make and repay borrowings from time to time until the maturity of the credit facility. The Company may make voluntary prepayments of borrowings at any time and must make mandatory prepayments if certain events occur. The current maturity date of the credit facility is March 21, 2019. Of the maximum availability of $850.0 million, $350.0 million is secured by the U.S. Levi’s® trademarks. The interest rate for borrowing under the credit facility is LIBOR plus 125 to 200 basis points, depending on borrowing base availability, and the range of the rate for undrawn availability is 25 to 30 basis points (depending on the Company’s credit ratings). Upon the maturity date, all of the obligations outstanding under the credit agreement become due.

The Company’s unused availability under its amended and restated senior secured revolving credit facility was $784.3 million at November 27, 2016, as the Company’s total availability of $838.0 million, based on the collateral levels discussed above, was reduced by $53.7 million of letters of credit and other credit usage allocated under the facility. The $53.7 million was comprised of $2.4 million of other credit usage and $51.3 million of stand-by letters of credit with various international banks which serve as guarantees to cover U.S. workers’ compensation claims and the working capital requirements for certain subsidiaries, primarily India.

Guarantees and security. The Company’s obligations under the credit agreement are guaranteed by its domestic subsidiaries. The obligations under the agreement are secured by specified domestic assets, including certain U.S. trademarks associated with the Levi’s® brand and accounts receivable, goods and inventory in the United States. Additionally, the obligations of Levi Strauss & Co. (Canada) Inc. under the credit agreement are secured by Canadian accounts receivable, goods, inventory and other Canadian assets. The lien on the U.S. Levi’s® trademarks and related intellectual property may be released at the Company’s discretion so long as it meets certain conditions; such release would reduce the borrowing base.

Covenants. The credit agreement contains customary covenants restricting the Company’s activities as well as those of the Company’s subsidiaries, including limitations on the ability to sell assets; engage in mergers; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on the Company’s assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; and make changes in the Company’s corporate structure. There are exceptions to these covenants, and some are only applicable when unused availability falls below specified thresholds. In addition, the credit agreement includes, as a financial covenant, a springing fixed charge coverage ratio of 1.0:1.0, which arises when availability falls below a specified threshold.

Events of default. The credit agreement contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; pension plan terminations or specified underfunding; substantial stock ownership changes; and specified changes in the composition of the Board. The cross-default provisions in the agreement apply if a default occurs on other indebtedness in excess of $50.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the credit agreement, the lenders may terminate their commitments, declare immediately payable all borrowings under the agreement and foreclose on the collateral.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Yen-denominated Eurobonds due 2016

In 1996, the Company issued ¥20 billion principal amount Eurobonds (equivalent to approximately $180.0 million at the time of issuance) due in November 2016, with interest payable at 4.25% per annum. The Company repurchased a portion of the Yen-denominated Eurobonds due 2016 in May 2010, and again in May 2012. The remaining balance was repaid at maturity in November 2016.

Senior Notes due 2020

The Company issued $525.0 million in aggregate principal amount of 7.625% senior notes due 2020 (the “Senior Notes due 2020”) to qualified institutional buyers in May 2010 which were later exchanged for notes in an exchange offer registered under the Securities Act of 1933, as amended (the “Securities Act”).

The notes were unsecured obligations that ranked equally with all of the Company’s other existing and future unsecured and unsubordinated debt. On April 20, 2015, the company commenced a cash tender offer for the outstanding amount of its Senior Notes due 2020. The tender offer expired April 24, 2015, and the Company redeemed all the remaining notes that were not tendered in the offer on May 28, 2015.

Senior Notes due 2022

Principal, interest and maturity. On May 8, 2012, the Company issued $385.0 million in aggregate principal amount of 6.875% senior notes due 2022 (the “Original Senior Notes due 2022”) to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act.

On March 14, 2013, the Company issued an additional $140.0 million in 6.875% senior notes due 2022 (the “Additional Senior Notes due 2022”) to qualified institutional buyers in compliance with the Securities Act, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act (the Additional Senior Notes due 2022 along with the Original Senior Notes due 2022, hereinafter referred to as the “Senior Notes due 2022”). The Additional Senior Notes due 2022 were offered at a premium of $11.2 million, which will be amortized as a reduction to interest expense over the term of the notes. Costs of approximately $2.6 million associated with the issuance of the Additional Senior Notes due 2022, representing underwriting fees and other expenses, are also amortized to interest expense over the term of the notes.

The notes are unsecured obligations that rank equally with all of the Company’s other existing and future unsecured and unsubordinated debt. The Senior Notes due 2022 mature on May 1, 2022. Interest on the notes is payable semi-annually in arrears on May 1 and November 1.

The Company may redeem some or all of the Senior Notes due 2022 prior to May 1, 2017, at a price equal to 100% of the principal amount plus accrued and unpaid interest and a “make-whole” premium. On or after May 1, 2017, the Company may redeem all or any portion of the notes, at once or over time, at redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest, if any, to the date of redemption. Costs of approximately $7.4 million associated with the issuance of the notes, representing underwriting fees and other expenses, are amortized to interest expense over the term of the notes.

Covenants and other terms. The Additional Senior Notes due 2022 and the Original Senior Notes due 2022 are treated as a single class for all purposes under the indenture governing the Company’s Senior Notes due

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

2022. The indenture governing the notes contains covenants that limit, among other things, the Company’s and certain of the Company’s subsidiaries’ ability to incur additional debt; make certain restricted payments; consummate specified asset sales; enter into transactions with affiliates; incur liens; impose restrictions on the ability of its subsidiaries to pay dividends or make payments to the Company and its restricted subsidiaries; enter into sale and leaseback transactions; merge or consolidate with another person; and dispose of all or substantially all of the Company’s assets. The indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the indenture or holders of at least 25% in principal amount of the then outstanding notes may declare all notes to be due and payable immediately. Upon the occurrence of a change in control (as defined in the indenture), each holder of notes may require the Company to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of notes to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of purchase.

Issuance of Senior Notes due 2025

Principal, interest, and maturity. On April 27, 2015, the Company issued $500.0 million in aggregate principal amount of 5.00% senior notes due 2025 (the “Senior Notes due 2025”) to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act. The notes are unsecured obligations that rank equally with all of the Company’s other existing and future unsecured and unsubordinated debt. The Senior Notes due 2025 will mature on May 1, 2025. Interest on the notes is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2015. The Company may redeem some or all of the Senior Notes due 2025 prior to May 1, 2020, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium; on or after this date, the Company may redeem all or any portion of the notes, at once or over time, at redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 1, 2018, the Company may redeem up to a maximum of 40% of the original aggregate principal amount of the Senior Notes due 2025 with the proceeds of certain equity offerings at a redemption price of 105% of the principal amount of the Senior Notes due 2025, plus accrued and unpaid interest, if any, to the date of redemption. The Company recorded a discount of $13.9 million in conjunction with the issuance of the Senior Notes due 2025, related to tender and redemption premiums paid to certain holders of the Senior Notes due 2020 who participated in the issuance of the Senior Notes due 2025, which will be amortized to interest expense over the term of the notes. Costs of approximately $6.9 million associated with the issuance of the notes, representing underwriting fees and other expenses, were capitalized and will be amortized to interest expense over the term of the notes.

Covenants. The indenture contains covenants that limit, among other things, the Company’s and certain of the Company’s subsidiaries’ ability to incur additional debt, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates, incur liens, impose restrictions on the ability of its subsidiaries to pay dividends or make payments to the Company and its restricted subsidiaries, merge or consolidate with another person, and dispose of all or substantially all of the Company’s assets. The indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the indenture or holders of at least 25% in principal amount of the then outstanding Senior Notes due 2025 may declare all the Senior Notes due 2025 to be due and payable

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

immediately. Upon the occurrence of a change in control (as defined in the indenture), each holder of notes may require the Company to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of notes to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of purchase.

Short-term Borrowings

Short-term borrowings consist of term loans and revolving credit facilities at various foreign subsidiaries which the Company expects to either pay over the next twelve months or refinance at the end of their applicable terms. Certain of these borrowings are guaranteed by stand-by letters of credit allocated under the Company’s amended and restated senior secured revolving credit facility.

Loss on Early Extinguishment of Debt

For the year ended November 29, 2015, the Company recorded a loss of $14.0 million on early extinguishment of debt, comprised of tender and redemption premiums of $7.5 million, and the write-off of $3.5 million of unamortized debt issuance costs, and $3.0 million of other costs.

For the year ended November 30, 2014, the Company recorded a loss of $20.3 million on early extinguishment of debt as a result of our debt refinancing activities during 2014. The loss was comprised of redemption premiums of $15.2 million and the write-off of $5.1 million of unamortized debt issuance costs.

Principal Payments on Short-term and Long-term Debt

The table below sets forth, as of November 27, 2016, the Company’s required aggregate short-term and long-term debt principal payments (inclusive of premium and discount) for the next five fiscal years and thereafter.

(Dollars in thousands)
2017	$38,922
2018	—
2019	—
2020	—
2021	—
Thereafter	1,018,591

Total future debt principal payments	$1,057,513

Interest Rates on Borrowings

The Company’s weighted-average interest rate on average borrowings outstanding during 2016, 2015 and 2014 was 6.37%, 6.72% and 7.58%, respectively. The weighted-average interest rate on average borrowings outstanding includes the amortization of capitalized bank fees and underwriting fees, and excludes interest on obligations to participants under deferred compensation plans.

Dividends and Restrictions

The terms of the indentures relating to the Company’s unsecured notes and its amended and restated senior secured revolving credit facility agreement contain covenants that restrict the Company’s ability to pay dividends to its stockholders. For information about the Company’s dividend payments, see Note 15. As of November 27, 2016, and at the time the dividends were paid, the Company met the requirements of its debt instruments.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Subsidiaries of the Company that are not wholly-owned subsidiaries and that are “restricted subsidiaries” under the Company’s indentures are permitted under the indentures to pay dividends to all stockholders either on a pro rata basis or on a basis that results in the receipt by the Company or a restricted subsidiary that is the parent of the restricted subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis.

The terms of the indentures relating to the Company’s unsecured notes and its amended and restated senior secured revolving credit facility agreement contain covenants that restrict (in each case subject to certain exceptions) the Company or any restricted subsidiary from entering into any arrangements that would restrict the payment of dividends or of any obligation owed by the restricted subsidiary to the Company or any other restricted subsidiary, the making of any loans or advances to the Company or any other restricted subsidiary, or transferring any of its property to the Company or any other restricted subsidiary.

NOTE 7:	GUARANTEES

Indemnification agreements. In the ordinary course of business, the Company enters into agreements containing indemnification provisions under which the Company agrees to indemnify the other party for specified claims and losses. For example, the Company’s trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain such provisions. This type of indemnification provision obligates the Company to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct of Company employees, breach of contract by the Company including inaccuracy of representations and warranties, specified lawsuits in which the Company and the other party are co-defendants, product claims and other matters. These amounts generally are not readily quantifiable; the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. The Company has insurance coverage that minimizes the potential exposure to certain of such claims. The Company also believes that the likelihood of material payment obligations under these agreements to third parties is low.

Covenants. The Company’s long-term debt agreements contain customary covenants restricting its activities as well as those of its subsidiaries, including limitations on its, and its subsidiaries’, ability to sell assets; engage in mergers; enter into capital leases or certain leases not in the ordinary course of business; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on its assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; make capital expenditures; and make changes in its corporate structure. For additional information, see Note 6. As of November 27, 2016, the Company was in compliance with all of these covenants.

NOTE 8:	EMPLOYEE BENEFIT PLANS

Pension plans. The Company has several non-contributory defined benefit retirement plans covering eligible employees. Plan assets are invested in a diversified portfolio of securities including stocks, bonds, cash equivalents and other alternative investments including real estate investment trust funds. Benefits payable under the plans are based on years of service, final average compensation, or both. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

Postretirement plans. The Company maintains plans that provide postretirement benefits to eligible employees, principally health care, to substantially all U.S. retirees and their qualified dependents. These plans were established with the intention that they would continue indefinitely. However, the Company retains the right

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

to amend, curtail or discontinue any aspect of the plans at any time. The plans are contributory and contain certain cost-sharing features, such as deductibles and coinsurance. The Company’s policy is to fund postretirement benefits as claims and premiums are paid.

The following tables summarize activity of the Company’s defined benefit pension plans and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
	(Dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$1,194,365	$1,289,337	$117,740	$134,084
Service cost	8,234	8,352	200	251
Interest cost(1)	37,819	47,179	3,223	4,588
Plan participants’ contribution	484	534	4,172	4,512
Actuarial loss (gain)(2)	33,948	(56,352)	5,556	(5,918)
Net curtailment loss	119	300	—	—
Impact of foreign currency changes	(15,435)	(21,306)	—	—
Plan settlements(3)	(417)	(4,145)	—	—
Special termination benefits	—	—	—	—
Net benefits paid	(67,183)	(69,534)	(18,440)	(19,777)

Benefit obligation at end of year	$1,191,934	$1,194,365	$112,451	$117,740

Change in plan assets:
Fair value of plan assets at beginning of year	838,551	878,823	—	—
Actual return on plan assets(4)	49,986	10,185	—	—
Employer contribution	31,147	36,151	14,268	15,265
Plan participants’ contributions	484	534	4,172	4,512
Plan settlements(3)	(417)	(4,145)	—	—
Impact of foreign currency changes	(15,246)	(13,463)	—	—
Net benefits paid	(67,183)	(69,534)	(18,440)	(19,777)

Fair value of plan assets at end of year	837,322	838,551	—	—

Unfunded status at end of year	$(354,612)	$(355,814)	$(112,451)	$(117,740)

(1)	The decrease in interest cost is primarily due to the election made at the end of 2015 to adopt the spot-rate approach to determine the interest cost component of pension and postretirement expense.

(2)	Actuarial losses in 2016 in the Company’s pension benefit plans resulted from changes in discount rate assumptions. Actuarial gains in 2015 in the Company’s pension benefit plans resulted from changes in mortality and discount rate assumptions, primarily for the Company’s U.S. plans. Changes in financial markets during 2016 and 2015, including a decrease and increase, respectively, in corporate bond yield indices, resulted in an increase and decrease in benefit obligations, respectively.

(3)	The decrease in pension plan settlements in 2016 was primarily due to 2015 settlement activity that continued to reflect impacts from restructuring.

(4)	The increase in return on plan assets in 2016 was primarily due to better-than-expected asset performance, as compared to the poor investment performance in 2015, of U.S. and international equity securities.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Amounts recognized in the Company’s consolidated balance sheets as of November 27, 2016, and November 29, 2015, consist of the following:

	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
	(Dollars in thousands)
Unfunded status recognized on the balance sheet:
Prepaid benefit cost	$5,555	$8,842	$—	$—
Accrued benefit liability – current portion	(9,142)	(9,044)	(11,485)	(12,500)
Accrued benefit liability – long-term portion	(351,025)	(355,612)	(100,966)	(105,240)

	$(354,612)	$(355,814)	$(112,451)	$(117,740)

Accumulated other comprehensive loss:
Net actuarial loss	$(385,942)	$(365,657)	$(28,665)	$(26,076)
Net prior service benefit	420	471	—	—

	$(385,522)	$(365,186)	$(28,665)	$(26,076)

The accumulated benefit obligation for all defined benefit plans was $1.2 billion and $1.2 billion at November 27, 2016, and November 29, 2015, respectively. Information for the Company’s defined benefit plans with an accumulated or projected benefit obligation in excess of plan assets is as follows:

	Pension Benefits
	2016	2015
	(Dollars in thousands)
Accumulated benefit obligations in excess of plan assets:
Aggregate accumulated benefit obligation	$1,079,316	$1,053,493
Aggregate fair value of plan assets	725,830	694,440

Projected benefit obligations in excess of plan assets:
Aggregate projected benefit obligation	$1,086,842	$1,087,588
Aggregate fair value of plan assets	726,675	722,931

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The components of the Company’s net periodic benefit cost were as follows:

	Pension Benefits			Postretirement Benefits
	2016	2015	2014	2016	2015	2014
	(Dollars in thousands)
Net periodic benefit cost:
Service cost	$8,234	$8,352	$8,397	$200	$251	$255
Interest cost(1)	37,819	47,179	54,958	3,223	4,588	5,199
Expected return on plan assets	(48,422)	(50,825)	(55,521)	—	—	—
Amortization of prior service benefit	(61)	(61)	(53)	—	—	(5)
Amortization of actuarial loss	12,036	12,578	10,932	2,967	4,511	4,201
Curtailment (gain) loss	(140)	656	2,614	—	—	733
Special termination benefit	—	—	35	—	—	—
Net settlement loss (gain)	49	(45)	30,558	—	—	—

Net periodic benefit cost	9,515	17,834	51,920	6,390	9,350	10,383

Changes in accumulated other comprehensive loss:
Actuarial loss (gain)	32,187	(15,228)	92,544	5,556	(5,918)	6,453
Amortization of prior service benefit	61	61	53	—	—	5
Amortization of actuarial loss	(12,036)	(12,578)	(10,932)	(2,967)	(4,511)	(4,201)
Curtailment gain (loss)	173	(656)	113	—	—	—
Net settlement (loss) gain	(49)	45	(30,712)	—	—	—

Total recognized in accumulated other comprehensive loss	20,336	(28,356)	51,066	2,589	(10,429)	2,257

Total recognized in net periodic benefit cost and accumulated other comprehensive loss	$29,851	$(10,522)	$102,986	$8,979	$(1,079)	$12,640

(1)	The decrease in interest cost is primarily due to the election made at the end of 2015 to adopt the spot-rate approach to determine the interest cost component of pension and postretirement expense.

The amounts that will be amortized from “Accumulated other comprehensive loss” into net periodic benefit cost in 2017 for the Company’s defined benefit pension and postretirement benefit plans are expected to be $13.4 million and $1.3 million, respectively.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Assumptions used in accounting for the Company’s benefit plans were as follows:

	Pension Benefits			Postretirement Benefits
	2016	2015	2014	2016	2015	2014

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.0%	3.8%	4.6%	3.8%	3.6%	4.2%
Expected long-term rate of return on plan assets	5.9%	5.9%	6.3%
Rate of compensation increase	3.4%	3.4%	3.7%

Weighted-average assumptions used to determine benefit obligations:
Discount rate	3.8%	4.0%	3.8%	3.7%	3.8%	3.6%
Rate of compensation increase	3.4%	3.4%	3.4%

Assumed health care cost trend rates were as follows:
Health care trend rate assumed for next year				6.4%	6.4%	7.0%
Rate trend to which the cost trend is assumed to decline				4.4%	4.4%	4.5%
Year that rate reaches the ultimate trend rate				2038	2038	2028

For the Company’s U.S. benefit plans, the discount rate used to determine the present value of the future pension and postretirement plan obligations was based on a yield curve constructed from a portfolio of high quality corporate bonds with various maturities. Each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. The Company utilized a variety of country-specific third-party bond indices to determine the appropriate discount rates to use for the benefit plans of its foreign subsidiaries.

The Company bases the overall expected long-term rate of return on assets on anticipated long-term returns of individual asset classes and each pension plans’ target asset allocation strategy based on current economic conditions. For the U.S. pension plan, the expected long-term returns for each asset class are determined through a mean-variance model to estimate 20-year returns for the plan.

Health care cost trend rate assumptions are not a significant input in the calculation of the amounts reported for the Company’s postretirement benefits plans. A one percentage-point change in assumed health care cost trend rates would have no significant effect on the total service and interest cost components or on the postretirement benefit obligation.

Consolidated pension plan assets relate primarily to the U.S. pension plan. The Company utilizes the services of independent third-party investment managers to oversee the management of U.S. pension plan assets. The Company’s investment strategy is to invest plan assets in a diversified portfolio of domestic and international equity securities, fixed income securities and real estate and other alternative investments with the objective of generating long-term growth in plan assets at a reasonable level of risk. Prohibited investments for the U.S. pension plan include certain privately placed or other non-marketable debt instruments, letter stock, commodities or commodity contracts and derivatives of mortgage-backed securities, such as interest-only, principal-only or inverse floaters. The current target allocation percentages for the Company’s U.S. pension plan assets are 40-44% for equity securities, 48-52% for fixed income securities and 6-10% for other alternative investments, including real estate.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The fair value of the Company’s pension plan assets by asset class are as follows:

	Year Ended November 27, 2016
Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Cash and cash equivalents	$2,676	$2,676	$—	$—
Equity securities(1)
U.S. large cap	190,811	—	190,811	—
U.S. small cap	37,434	—	37,434	—
International	144,241	—	144,241	—
Fixed income securities(2)	395,995	—	395,995	—
Other alternative investments
Real estate(3)	53,783	—	53,783	—
Private equity(4)	1,344	—	—	1,344
Hedge fund(5)	7,337	—	7,337	—
Other(6)	3,701	—	3,701	—

Total investments at fair value	$837,322	$2,676	$833,302	$1,344

	Year Ended November 29, 2015
Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Cash and cash equivalents	$1,706	$1,706	$—	$—
Equity securities(1)
U.S. large cap	185,526	—	185,526	—
U.S. small cap	31,935	—	31,935	—
International	133,298	—	133,298	—
Fixed income securities(2)	415,228	—	415,228	—
Other alternative investments
Real estate(3)	58,364	—	58,364	—
Private equity(4)	1,720	—	—	1,720
Hedge fund(5)	7,488	—	7,488	—
Other(6)	3,286	—	3,286	—

Total investments at fair value	$838,551	$1,706	$835,125	$1,720

(1)	Primarily comprised of equity index funds that track various market indices.

(2)	Predominantly includes bond index funds that invest in long-term U.S. government and investment grade corporate bonds.

(3)	Primarily comprised of investments in U.S. Real Estate Investment Trusts.

(4)	Represents holdings in a diversified portfolio of private equity funds and direct investments in companies located primarily in North America. Fair values are determined by investment fund managers using primarily unobservable market data.

(5)	Primarily invested in a diversified portfolio of equities, bonds, alternatives and cash with a low tolerance for capital loss.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

(6)	Primarily relates to accounts held and managed by a third-party insurance company for employee-participants in Belgium. Fair values are based on accumulated plan contributions plus a contractually-guaranteed return plus a share of any incremental investment fund profits.

The fair value of plan assets are composed of U.S. plan assets of $697.4 million and non-U.S. plan assets of $139.9 million. The fair values of the substantial majority of the equity, fixed income and real estate investments are based on the net asset value of commingled trust funds that passively track various market indices.

The Company’s estimated future benefit payments to participants, which reflect expected future service, as appropriate are anticipated to be paid as follows:

Fiscal year	Pension Benefits	Postretirement Benefits	Total
	(Dollars in thousands)
2017	$65,722	$14,237	$79,959
2018	66,084	13,338	79,422
2019	65,849	12,799	78,648
2020	66,539	12,282	78,821
2021	67,646	11,528	79,174
2022-2024	350,466	46,026	396,492

At November 27, 2016, the Company’s contributions to its pension plans in 2017 were estimated to be approximately $53.2 million.

NOTE 9:	EMPLOYEE INVESTMENT PLANS

The Company’s Employee Savings and Investment Plan (“ESIP”) is a qualified plan that covers eligible home office employees. The Company matches 125% of ESIP participant’s contributions to all funds maintained under the qualified plan up to the first 6.0% of eligible compensation. Total amounts charged to expense for the Company’s employee investment plans for the years ended November 27, 2016, November 29, 2015, and November 30, 2014, were $12.0 million, $11.5 million and $12.1 million, respectively.

NOTE 10:	EMPLOYEE INCENTIVE COMPENSATION PLANS

Annual Incentive Plan

The Annual Incentive Plan (“AIP”) provides a cash bonus that is earned based upon the Company’s business unit and consolidated financial results as measured against pre-established internal targets and upon the performance and job level of the individual. Total amounts charged to expense for this plan for the years ended November 27, 2016, November 29, 2015, and November 30, 2014 were $68.3 million, $65.7 million and $68.3 million, respectively. Total amounts accrued for this plan as of November 27, 2016, and November 29, 2015 were $68.5 million and $69.9 million, respectively.

Long-Term Incentive Plans

2016 Equity Incentive Plan (“EIP”). In July 2006, the Board adopted, and the stockholders approved, the EIP. The EIP was subsequently amended in 2011 and 2014 and then amended and restated by the Board of Directors and approved by the stockholders in April 2016. For more information on this plan, see Note 11.

Cash Long-Term Incentive Plan (“LTIP”). The Company established a long-term cash incentive plan effective at the beginning of 2005. Executive officers are not participants in this plan. Performance will be

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

measured at the end of a three-year period based on the Company’s performance against the following pre-established targets: (i) the target compound annual growth rate in the Company’s net revenues over the three-year period; and (ii) the Company’s average margin of net earnings over the three-year period adjusted for certain items such as interest and taxes. Beginning in 2015, the Company introduced an additional target: total shareholder return over the three-year period relative to an expanded peer group. Awards will be paid out in the quarter following the end of the three-year period based on Company performance against the pre-established targets.

The Company recorded expense for the LTIP of $4.9 million, $4.3 million, and $2.3 million for the years ended November 27, 2016, November 29, 2015, and November 30, 2014, respectively. As of November 27, 2016, and November 29, 2015, the Company had accrued a total of $10.2 million and $8.8 million, respectively, for the LTIP.

NOTE 11:	STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company recognized stock-based compensation expense of $20.3 million, $25.6 million and $24.8 million, and related income tax benefits of $7.8 million, $9.8 million and $9.6 million, respectively, for the years ended November 27, 2016, November 29, 2015 and November 30, 2014, respectively. As of November 27, 2016, there was $37.6 million of total unrecognized compensation cost related to unvested equity and liability awards, which cost is expected to be recognized over a weighted-average period of 2.14 years. No stock-based compensation cost has been capitalized in the accompanying consolidated financial statements.

2016 Equity Incentive Plan

In April 2016, the Company amended, restated and renamed the 2006 Equity Incentive Plan to the 2016 Equity Incentive Plan (“EIP”). Under the Company’s EIP, a variety of stock awards, including stock options, restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and cash or equity settled performance awards may be granted. The aggregate number of shares of common stock authorized for issuance under the EIP is 8,000,000 shares. At November 27, 2016, 2,906,683 shares remained available for issuance.

Under the EIP, stock awards have a maximum contractual term of ten years and generally must have an exercise price at least equal to the fair market value of the Company’s common stock on the grant date. Awards generally vest according to terms determined at the time of grant, or as otherwise determined by the Board in its discretion.

Upon the exercise of a SAR, the participant will receive shares of common stock. The number of shares of common stock issued per SAR unit exercised is equal to (i) the excess of the per-share fair market value of the Company’s common stock on the date of exercise over the exercise price of the SAR, divided by (ii) the per-share fair market value of the Company’s common stock on the date of exercise.

Only non-employee members of the Board have received RSUs. Each recipient’s vested RSUs are converted to a share of common stock six months after their discontinuation of service with the Company. The RSUs additionally have “dividend equivalent rights,” of which dividends paid by the Company on its common stock are credited by the equivalent addition of RSUs.

Shares of common stock will be issued from the Company’s authorized but unissued shares and are subject to the Stockholders Agreement that governs all shares.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Shares of common stock issued under the EIP contain certain repurchase rights, which may be exercised only with respect to shares of the Company’s common stock that have been held by a participant for at least six months following their issuance date. The holder is exposed to the risk and rewards of ownership for a reasonable period of time. Accordingly, the SARs and RSUs are classified as equity awards, and are reported in “Stockholders’ equity” in the accompanying consolidated balance sheets.

Temporary equity. Equity-classified stock-based awards that may be settled in cash at the option of the holder are presented on the balance sheet outside permanent equity. Accordingly, “Temporary equity” on the face of the accompanying consolidated balance sheets includes the portion of the intrinsic value of these awards generally relating to the elapsed service period since the grant date as well as the fair value of common stock issued pursuant to the EIP. The increase in temporary equity from the year ended November 29, 2015 to November 27, 2016, was primarily due additional vesting of performance awards and service awards.

Equity Awards

SARs. The Company grants SARs, which include service or performance conditions, to a small group of the Company’s senior executives. Beginning in 2013, the Company issued cliff vesting performance awards (“performance-based SARs”) to align with the achievement of three-year financial performance goals. SARs activity during the year ended November 27, 2016 was as follows:

	Service SARs			Performance-based SARs
	Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
	(Units in thousands)
Outstanding at November 29, 2015	2,669	$47.02	4.3	1,228	$54.96	5.0
Granted	629	62.27		419	62.27
Exercised	(71)	46.80		(45)	42.44
Forfeited	(106)	64.88		(92)	68.32
Expired	(19)	74.05		—	—
Canceled/Performance adjusted	—	—		(308)	40.43

Outstanding at November 27, 2016	3,102	$49.35	3.9	1,202	$60.68	5.0

Vested and expected to vest at November 27, 2016	3,028	$48.96	3.8	1,040	$59.96	4.9

Exercisable at November 27, 2016	1,902	$38.63	2.8	263	$40.09	3.3

SARs with service conditions (“service SARs”) vest from three-and-a-half to four years, and have maximum contractual lives ranging from seven to ten years. The performance-based SARs vest at varying unit amounts, up to 150% of those awarded, based on the attainment of certain three-year cumulative performance goals and have maximum contractual lives of seven years. The total intrinsic value of service SARs exercised during the year ended November 27, 2016, and November 29, 2015, was $1.4 million and $4.7 million, respectively. The total intrinsic value of performance SARs exercised during the year ended November 27, 2016 was $1.0 million. The total fair value of service SARs vested as of November 27, 2016, and November 29, 2015, was $54.0 million and $51.8 million, respectively. The total fair value of performance SARs vested as of November 27, 2016 was $7.1 million. Unrecognized future compensation costs as of November 27, 2016 of $12.9 million for service

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

SARs and $6.0 million for performance-based SARs are expected to be recognized over weighted-average periods of 2.69 years and 1.99 years, respectively. The Company believes it is probable that the performance-based SARs will vest.

The weighted-average grant date fair value of SARs was estimated using the Black-Scholes option valuation model, unless the awards were subject to market conditions, in which case the Company utilized the Monte Carlo simulation model. The weighted-average grant date fair values and corresponding weighted-average assumptions used in the Black-Scholes option valuation model were as follows:

	Service SARs Granted			Performance-based SARs Granted
	2016	2015	2014	2016	2015	2014

Weighted-average grant date fair value	$15.74	$18.24	$14.62	$15.94	$18.73	$15.75

Weighted-average assumptions:
Expected life (in years)	4.8	4.7	4.7	5.0	5.0	5.0
Expected volatility	36.4%	31.8%	31.8%	36.3%	31.8%	33.1%
Risk-free interest rate	1.1%	1.2%	1.5%	1.1%	1.3%	1.6%
Expected dividend	2.5%	1.6%	1.2%	2.5%	1.6%	1.2%

The weighted-average grant date fair value of SARs subject to market conditions was estimated using a Monte Carlo simulation model. The weighted-average grant date fair values and corresponding weighted-average assumptions used in the model were as follows:

	Performance-based SARs Granted
	2016	2015	2014

Weighted-average grant date fair value	$20.56	$21.41	$22.63

Weighted-average assumptions:
Expected life (in years)	4.8	4.8	4.8
Expected volatility	36.5%	30.1%	33.0%
Risk-free interest rate	1.5%	1.6%	2.2%
Expected dividend	2.6%	1.8%	1.0%

RSUs. The Company grants RSUs to certain members of its Board. RSU activity during the year ended November 27, 2016 was as follows:

	Units	Weighted-Average Fair Value
	(Units in thousands)
Outstanding at November 29, 2015	66	$58.51
Granted	23	67.95
Converted	(13)	61.47

Outstanding, vested and expected to vest at November 27, 2016	76	$60.90

The weighted-average grant date fair value of RSUs was estimated using the Evercore stock valuation. The total fair value of RSUs outstanding, vested and expected to vest as of November 27, 2016, and November 29, 2015, was $5.1 million and $4.5 million, respectively.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

RSUs vest in a series of three equal installments at thirteen months, twenty-four months and thirty-six months following the date of grant. However, if the recipient’s continuous service terminates for a reason other than cause after the first vesting installment, but prior to full vesting, then the remaining unvested portion of the award becomes fully vested as of the date of such termination.

Liability Awards

Cash settled liability awards provide long-term incentive compensation for select levels of the Company’s management. The common stock values used in the determination of the cash settled awards and payouts are approved by the Board based on the Evercore stock valuation. Unvested awards are subject to forfeiture upon termination of employment, but are subject in some cases to early vesting upon specified events, as defined in the agreement. From 2008 through 2012, the Company’s Total Shareholder Return Plan (“TSRP”) provided grants of units that vest over a three-year performance period. Upon vesting of a TSRP unit, the participant would receive a cash payout in an amount equal to the excess of the per-share value of the Company’s common stock at the end of the three-year performance period over the per-share value at the date of grant. In 2013, the Company replaced the TSRP with the Phantom Restricted Stock Unit Plan (“PRSU”). The PRSU provides for grants of units, with actual number of units vesting subject to a minimum and maximum, based on the fair value of the common stock at the end of a three-year performance period. Upon vesting of a PRSU unit, the participant will receive a cash payout in an amount equal to the vested units multiplied by the fair value of the Company’s common stock at the end of the three-year performance period. Unrecognized future compensation cost as of November 27, 2016, for PRSUs is $18.7 million and is expected to be recognized over a weighted-average period of 1.81 years. The Company believes it is probable that the liability awards will vest.

Liability award activity during the year ended November 27, 2016 was as follows:

	PRSUs
	Units	Weighted- Average Exercise Price	Weighted- Average Fair Value At Period End
Outstanding at November 29, 2015	626	$57.92	$68.00
Granted	334	61.94
Vested	(245)	38.40
Performance adjustment of PRSU	(6)	111.34
Forfeited	(70)	67.58

Outstanding at November 27, 2016	639	$65.92	$67.00

Expected to vest at November 27, 2016	560	$66.09	$67.00

Exercisable at November 27, 2016	—	$—	$—

The total intrinsic value of PRSU awards exercised during the year ended November 27, 2016 was $15.8 million. The weighted-average fair value of PRSUs at the grant date was estimated using the Evercore stock valuation while the PRSUs fair value at November 27, 2016, was estimated using an internally derived calculation consistent with Evercore’s calculation methodology.

As of November 29, 2015, there were no TSRP awards outstanding, vested or expected to vest, due to the replacement of the TSRP with the PRSU. The total intrinsic value of TSRPs exercised during the years ended November 29, 2015 and November 30, 2014 was $5.6 million and $3.5 million, respectively. The total fair value

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

of TSRPs vested as of November 30, 2014 was $6.9 million. The weighted-average fair value of TSRPs at November 30, 2014, was estimated using the Black-Scholes option valuation model. The weighted-average assumptions used in the TSRPs Black-Scholes model were as follows:

November 30, 2014

Weighted-average assumptions:
Expected life (in years)	0.1
Expected volatility	27.3%
Risk-free interest rate	—
Expected dividend	1.2%

NOTE 12:	LONG-TERM EMPLOYEE RELATED BENEFITS

Long-term employee-related benefit liabilities primarily consist of the Company’s liabilities for its deferred compensation plans.

Deferred compensation plan for executives and outside directors, established January 1, 2003. The Company has a non-qualified deferred compensation plan for executives and outside directors that was established on January 1, 2003 and amended thereafter. The deferred compensation plan obligations are payable in cash upon retirement, termination of employment and/or certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the plan. As of November 27, 2016, and November 29, 2015, these plan liabilities totaled $23.6 million and $24.2 million, respectively, of which $0.9 million and $1.5 million was included in “Accrued salaries, wages and employee benefits” as of November 27, 2016, and November 29, 2015, respectively. The Company held funds of approximately $27.1 million and $26.0 million in an irrevocable grantor’s rabbi trust as of November 27, 2016, and November 29, 2015, respectively, related to this plan. Rabbi trust assets are classified as available-for-sale marketable securities and are included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets. Unrealized gains and losses on these marketable securities are reported as a separate component of stockholders’ equity and included in AOCI on the Company’s consolidated balance sheets.

Deferred compensation plan for executives, prior to January 1, 2003. The Company also maintains a non-qualified deferred compensation plan for certain management employees relating to compensation deferrals for the period prior to January 1, 2003. The rabbi trust is not a feature of this plan. As of November 27, 2016, and November 29, 2015, liabilities for this plan totaled $32.2 million and $35.1 million, respectively, of which $4.5 million and $3.8 million, respectively, was included in “Accrued salaries, wages and employee benefits” on the Company’s consolidated balance sheets.

Interest earned by the participants in deferred compensation plans was $2.5 million, $1.9 million and $5.3 million for the years ended November 27, 2016, November 29, 2015, and November 30, 2014, respectively. The charges were included in “interest expense” in the Company’s consolidated statements of income.

NOTE 13:	RESTRUCTURING

In 2014, the Company announced and began to implement a global productivity initiative designed to streamline operations and fuel long-term profitable growth. The majority of the actions related to the global productivity initiative were implemented through the end of 2016. The Company does not anticipate any significant additional costs associated with the global productivity initiative.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The Company recognized restructuring charges, net, of $0.3 million, $14.1 million and $128.4 million for the years ended November 27, 2016, November 29, 2015 and November 30, 2014, respectively. These restructuring charges were recorded in “Restructuring, net” in the Company’s consolidated statements of income. Related charges of $7.2 million, $30.7 million, and $27.6 million for the years ended November 27, 2016, November 29, 2015 and November 30, 2014, respectively, consist primarily of consulting fees for the Company’s centrally-led cost-savings and productivity projects, as well as transition costs associated with the Company’s decision to outsource certain global business service activities. These related charges represent costs incurred associated with ongoing operations which will benefit future periods and thus were recorded in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

The table below summarizes the components of charges included in “Restructuring, net” in the Company’s consolidated statements of income:

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Restructuring, net:
Severance and employee-related benefits(1)	$1,963	$14,819	$104,398
Adjustments to severance and employee-related benefits	(1,789)	(4,182)	(5,697)
Other(2)	311	2,776	26,377
Noncash pension and postretirement curtailment (gains) losses, net(3)	(173)	658	3,347

Total	$312	$14,071	$128,425

(1)	Severance and employee-related benefits relate to items such as severance, based on separation benefits provided by Company policy or statutory benefit plans, out-placement services and career counseling for employees affected by the global productivity initiative.

(2)	Other restructuring costs are expensed as incurred and primarily relate to consulting fees and legal expenses associated with the execution of the restructuring initiative.

(3)	Noncash pension and postretirement curtailment gains or losses resulting from the global productivity initiative are included in restructuring charges, with the associated liabilities included in “Pension liability” and “Postretirement medical benefits” on the Company’s consolidated balance sheets.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The following table summarizes the activities associated with restructuring liabilities for the years ended November 27, 2016, November 29, 2015 and November 30, 2014. In the table below, “Charges” represents the initial charge related to the restructuring activity. “Adjustments” includes revisions of estimates related to severance, employee-related benefits, lease and other contract termination costs, and other restructuring costs. “Payments” consists of cash payments for severance, employee-related benefits, lease and other contract termination costs, and other restructuring costs.

	Year Ended November 27, 2016
	Liabilities November 29, 2015	Charges	Adjustments	Payments	Foreign Currency Fluctuation	Liabilities November 27, 2016
	(Dollars in thousands)
Severance and employee-related benefits	$20,774	$1,963	$(1,789)	$(16,500)	$430	$4,878
Other	964	311	—	(1,275)	—	—

Total	$21,738	$2,274	$(1,789)	$(17,775)	$430	$4,878

Current portion	$20,141					$4,878
Long-term portion	1,597					—

Total	$21,738					$4,878

	Year Ended November 29, 2015
	Liabilities November 30, 2014	Charges	Adjustments	Payments	Foreign Currency Fluctuation	Liabilities November 29, 2015
	(Dollars in thousands)
Severance and employee-related benefits	$56,963	$14,819	$(4,182)	$(41,907)	$(4,919)	$20,774
Other	6,400	3,243	(467)	(8,217)	5	964

Total	$63,363	$18,062	$(4,649)	$(50,124)	$(4,914)	$21,738

Current portion	$57,817					$20,141
Long-term portion	5,546					1,597

Total	$63,363					$21,738

	Year Ended November 30, 2014
	Liabilities November 24, 2013	Charges	Adjustments	Payments	Foreign Currency Fluctuation	Liabilities November 30, 2014
	(Dollars in thousands)
Severance and employee-related benefits	$—	$104,398	$(5,697)	$(38,527)	$(3,211)	$56,963
Other	—	25,027	1,350	(19,977)	—	6,400

Total	$—	$129,425	$(4,347)	$(58,504)	$(3,211)	$63,363

Current portion	$—					$57,817
Long-term portion	—					5,546

Total	$—					$63,363

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 14:	COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company is obligated under operating leases for manufacturing, finishing and distribution facilities, office space, retail stores and equipment. At November 27, 2016, obligations for future minimum payments under operating leases were as follows:

(Dollars in thousands)
2017	$159,101
2018	121,638
2019	99,499
2020	79,074
2021	61,368
Thereafter	148,500

Total future minimum lease payments	$669,180

In general, leases relating to real estate may include renewal options of various length. The San Francisco headquarters office lease contains multiple renewal options of up to 57 years. Rental expense for the years ended November 27, 2016, November 29, 2015, and November 30, 2014, was $204.6 million, $192.5 million and $193.0 million, respectively.

Forward Foreign Exchange Contracts

The Company uses over-the-counter derivative instruments to manage its exposure to foreign currencies. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the forward foreign exchange contracts. However, the Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. See Note 5 for additional information.

Other Contingencies

Litigation. In the ordinary course of business, the Company has various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, trademark infringement and other matters. The Company does not believe any of these pending legal proceedings will have a material impact on its financial condition, results of operations or cash flows.

NOTE 15:	DIVIDEND

The Company paid a cash dividend of $60.0 million on our common stock in the second quarter of 2016, and cash dividends of $50.0 million and $30.0 million in the first half of each of 2015 and 2014, respectively. Subsequent to the Company’s year end, the Company’s Board of Directors declared a cash dividend of $70.0 million, payable in two $35 million installments. The Company expects to pay the first installment in the first quarter of 2017 and the second installment in the fourth quarter of 2017.

The Company does not have an established annual dividend policy. The Company will continue to review its ability to pay cash dividends at least annually, and dividends may be declared at the discretion of the Board depending upon, among other factors, the Company’s financial condition and compliance with the terms of the Company’s debt agreements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 16:	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive income (loss) is summarized below:

	Levi Strauss & Co.					Noncontrolling Interest
	Pension and Postretirement Benefits	Translation Adjustments		Unrealized Gain (Loss) on Marketable Securities	Total	Foreign Currency Translation	Totals
		Net Investment Hedges	Foreign Currency Translation
	(Dollars in thousands)
Accumulated other comprehensive income (loss) at November 24, 2013	$(226,772)	$(26,699)	$(59,824)	$1,266	$(312,029)	$9,366	$(302,663)

Gross changes	(53,323)	13,404	(35,872)	1,577	(74,214)	(329)	(74,543)
Tax	18,641	(8,426)	1,297	(609)	10,903	—	10,903

Other comprehensive income (loss), net of tax	(34,682)	4,978	(34,575)	968	(63,311)	(329)	(63,640)

Accumulated other comprehensive income (loss) at November 30, 2014	(261,454)	(21,721)	(94,399)	2,234	(375,340)	9,037	(366,303)

Gross changes	38,785	385	(28,719)	(575)	9,876	(72)	9,804
Tax	(13,671)	3,089	(3,241)	221	(13,602)	—	(13,602)

Other comprehensive income (loss), net of tax	25,114	3,474	(31,960)	(354)	(3,726)	(72)	(3,798)

Accumulated other comprehensive income (loss) at November 29, 2015	(236,340)	(18,247)	(126,359)	1,880	(379,066)	8,965	(370,101)

Gross changes	(22,925)	(829)	(30,848)	143	(54,459)	468	(53,991)
Tax	7,238	319	(1,291)	(55)	6,211	—	6,211

Other comprehensive income (loss), net of tax	(15,687)	(510)	(32,139)	88	(48,248)	468	(47,780)

Accumulated other comprehensive income (loss) at November 27, 2016	$(252,027)	$(18,757)	$(158,498)	$1,968	$(427,314)	$9,433	$(417,881)

No material amounts were reclassified out of “Accumulated other comprehensive loss” into net income other than those that pertain to the Company’s pension and postretirement benefit plans. Please see Note 8 for additional information. These amounts are included in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 17:	OTHER INCOME (EXPENSE), NET

The following table summarizes significant components of “Other income (expense), net”:

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Foreign exchange management gains (losses)(1)	$15,860	$34,106	$(11,104)
Foreign currency transaction (losses) gains(2)	(7,166)	(64,161)	(15,331)
Interest income	1,376	1,253	1,930
Investment income	976	697	562
Other(3)	7,177	2,672	1,886

Total other income (expense), net	$18,223	$(25,433)	$(22,057)

(1)	Gains and losses on forward foreign exchange contracts primarily result from currency fluctuations relative to negotiated contract rates. Gains in 2016 and 2015 were primarily due to favorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso. Losses in 2014 were primarily due to unfavorable currency fluctuations on embedded foreign currency derivatives in certain of the Company’s operating leases in Russia.

(2)	Foreign currency transaction gains and losses reflect the impact of foreign currency fluctuation on the Company’s foreign currency denominated balances. Losses in 2016, 2015 and 2014 were primarily due to the weakening of various currencies against the U.S. Dollar.

(3)	Income in 2016 principally relates to business insurance recoveries.

NOTE 18:	INCOME TAXES

The Company’s income tax expense was $116.1 million, $100.5 million and $49.5 million for the years 2016, 2015 and 2014, respectively. The Company’s effective income tax rate was 28.5%, 32.4%, and 32.2% for 2016, 2015 and 2014, respectively.

The decrease in effective income tax rate in 2016 as compared to 2015 is primarily due to a favorable impact of foreign operations as compared to 2015. The effective tax rate increased in 2015 as compared to 2014 primarily due to a one-time, incremental annual tax benefit associated with multi-year California Enterprise Zone credits recognized in 2014, partially offset by a $8.0 million discrete tax benefit recognized in 2015 attributable to deductions taken for losses on the investments in a consolidated subsidiary.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The Company’s income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	Year Ended
	November 27, 2016		November 29, 2015		November 30, 2014
	(Dollars in thousands)
Income tax expense at U.S. federal statutory rate	$142,541	35.0%	$108,639	35.0%	$53,849	35.0%
State income taxes, net of U.S. federal impact	6,943	1.7%	8,938	2.9%	7	—
Impact of foreign operations	(28,727)	(7.1)%	(7,286)	(2.3)%	(5,296)	(3.4)%
Reassessment of tax liabilities	(2,387)	(0.6)%	(7,577)	(2.4)%	(3,466)	(2.3)%
Deduction related to subsidiaries	(6,788)	(1.7)%	(8,060)	(2.6)%	—	—
Write-off of deferred tax assets	—	—	1,718	0.6%	4,899	3.2%
Other, including non-deductible expenses	4,469	1.2%	4,135	1.2%	(448)	(0.3)%

Total	$116,051	28.5%	$100,507	32.4%	$49,545	32.2%

Impact of foreign operations. The increase of tax rate benefit in 2016 as compared to 2015 is primarily due to a favorable change in the mix of earnings in jurisdictions with lower effective tax rate and lower amount of foreign losses with no tax benefit in 2016 as compared to 2015.

Reassessment of tax liabilities. In 2016, the $2.4 million tax benefit is primarily attributable to the lapse of statutes of limitations in various jurisdictions. In 2015, the $7.6 million tax benefit primarily related to remeasurement of a tax position and the lapse of statutes of limitations in various jurisdictions.

Deduction related to subsidiaries. In 2016, the $6.8 million benefit is primarily related to a discrete tax benefit attributable to deductions for worthless debts in a consolidated subsidiary. In 2015 the $8.1 million discrete tax benefit is primarily attributable to the deductions for losses on the investments in a consolidated subsidiary.

The U.S. and foreign components of income before income taxes were as follows:

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Domestic	$189,478	$194,540	$31,733
Foreign	217,782	115,858	122,121

Total income before income taxes	$407,260	$310,398	$153,854

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Income tax expense consisted of the following:

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
U.S. Federal
Current	$7,122	$3,299	$15,470
Deferred	66,840	56,155	(1,983)

	$73,962	$59,454	$13,487

U.S. State
Current	$2,097	$1,334	$4,096
Deferred	4,846	7,604	(4,089)

	$6,943	$8,938	$7

Foreign
Current	$40,754	$37,488	$58,156
Deferred	(5,608)	(5,373)	(22,105)

	$35,146	$32,115	$36,051

Consolidated
Current	$49,973	$42,121	$77,722
Deferred	66,078	58,386	(28,177)

Total income tax expense	$116,051	$100,507	$49,545

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Deferred Tax Assets and Liabilities

The Company’s deferred tax assets and deferred tax liabilities were as follows:

	November 27, 2016	November 29, 2015
	(Dollars in thousands)
Deferred tax assets
Foreign tax credit carryforwards	$92,845	$116,862
State net operating loss carryforwards	8,721	12,412
Foreign net operating loss carryforwards	85,095	91,235
Employee compensation and benefit plans	247,235	255,458
Advance royalties	58,633	69,881
Accrued liabilities	28,680	31,915
Sales returns and allowances	29,338	26,461
Inventory	14,272	17,196
Property, plant and equipment	6,971	16,459
Other	14,472	17,528

Total gross deferred tax assets	586,262	655,407
Less: Valuation allowance	(68,212)	(75,753)

Deferred tax assets, net of valuation allowance	518,050	579,654

Deferred tax liabilities
Unrealized gains or losses on investments	—	(344)

Total net deferred tax assets	$518,050	$579,310

Net deferred tax assets	$586,262	$655,063
Valuation allowance	(68,212)	(75,753)

Total net deferred tax assets	$518,050	$579,310

Foreign tax credit carryforwards. The foreign tax credit carryforwards at November 27, 2016, are subject to expiration through 2022 if not utilized.

Foreign net operating loss carryforwards. As of November 27, 2016, the Company had a deferred tax asset of $85.1 million for foreign net operating loss carryforwards of $300.3 million. Approximately $142.2 million of these operating losses are subject to expiration through 2026. The remaining $158.1 million are available as indefinite carryforwards under applicable tax law.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Valuation Allowance. The following table details the changes in valuation allowance during the year ended November 27, 2016:

	Valuation Allowance at November 29, 2015	Changes in Related Gross Deferred Tax Asset	Release	Valuation Allowance at November 27, 2016
	(Dollars in thousands)
U.S. state net operating loss carryforwards	$3,500	$(1,780)	$—	$1,720
Foreign net operating loss carryforwards and other foreign deferred tax assets	72,253	(3,247)	(2,514)	66,492

	$75,753	$(5,027)	$(2,514)	$68,212

At November 27, 2016, the Company’s valuation allowance primarily related to its gross deferred tax assets for state and foreign net operating loss carryforwards, which reduced such assets to the amount that will more likely than not be realized.

Unremitted earnings of certain foreign subsidiaries. For the year ended November 27, 2016, management asserted indefinite reinvestment on $100.0 million of undistributed foreign earnings, as management determined that this amount is required to meet ongoing working capital needs in certain foreign subsidiaries; no U.S. income taxes have been provided for such earnings. If the Company were to repatriate such foreign earnings to the United States, the deferred tax liability associated with such earnings would have been approximately $26.6 million.

Uncertain Income Tax Positions

As of November 27, 2016, the Company’s total gross amount of unrecognized tax benefits was $29.1 million, of which $21.7 million could impact the effective tax rate, if recognized, as compared to November 29, 2015, when the Company’s total gross amount of unrecognized tax benefits was $32.7 million, of which $20.6 million could have impacted the effective tax rate, if recognized.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

The following table reflects the changes to the Company’s unrecognized tax benefits for the year ended November 27, 2016 and November 29, 2015:

	November 27, 2016	November 29, 2015
	(Dollars in thousands)
Unrecognized tax benefits beginning balance	$32,704	$41,571
Increases related to current year tax positions	1,970	3,687
Increases related to tax positions from prior years	45	—
Decreases related to tax positions from prior years	(584)	(4,723)
Settlement with tax authorities	—	—
Lapses of statutes of limitation	(4,266)	(7,576)
Other, including foreign currency translation	(816)	(255)

Unrecognized tax benefits ending balance	$29,053	$32,704

The Company believes that it is reasonably possible that unrecognized tax benefits could decrease within the next twelve months by as much as $2.0 million due to the lapse of statutes of limitations.

As of November 27, 2016, and November 29, 2015, accrued interest and penalties primarily relating to non-U.S. jurisdictions were $4.1 million and $6.7 million, respectively.

The Company’s income tax returns are subject to examination in the U.S. federal and state jurisdictions and numerous foreign jurisdictions. The following table summarizes the tax years that are either currently under audit or remain open and subject to examination by the tax authorities in the major jurisdictions in which the Company operates:

Jurisdiction	Open Tax Years
U.S. federal	2009 – 2016
California	2006 – 2016
Belgium	2012 – 2016
United Kingdom	2014 – 2016
Spain	2012 – 2016
Mexico	2010 – 2016
Canada	2012 – 2016
China	2011 – 2016
Hong Kong	2011 – 2016
India	2008 – 2016
Italy	2007 – 2016
France	2014 – 2016
Japan	2011 – 2016
Russia	2014 – 2016
Germany	2011 – 2016

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 19:	RELATED PARTIES

Charles V. Bergh, President and Chief Executive Officer, Peter E. Haas Jr., a director of the Company, Kelly McGinnis, Senior Vice President of Corporate Affairs and Chief Communications Officer, and Liz O’Neil, Senior Vice President and Chief Supply Chain Officer, are board members of the Levi Strauss Foundation, which is not a consolidated entity of the Company. Seth R. Jaffe, Senior Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. During 2016, 2015, and 2014, the Company donated $6.9 million, $7.0 million, and $6.3 million, respectively, to the Levi Strauss Foundation.

NOTE 20:	BUSINESS SEGMENT INFORMATION

The Company manages its business according to three regional segments: the Americas, Europe and Asia. The Company considers its chief executive officer to be the Company’s chief operating decision maker. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the regional segments’ net revenues and operating income. The Company reports net trade receivables and inventories by segment as that information is used by the chief operating decision maker in assessing segment performance. The Company does not report its other assets by segment as that information is not used by the chief operating decision maker in assessing segment performance.

Effective as of the beginning of 2015, the Company’s regional licensing revenue, previously recorded centrally in the Company’s Americas region, was revised to be recorded in the Company’s respective regions. Regional licensing revenue are not significant to any of the Company’s regional segments individually in any of the periods presented herein, and accordingly, business segment information for the prior periods have not been revised.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

Business segment information for the Company is as follows:

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Net revenues:
Americas	$2,683,008	$2,726,461	$2,862,867
Europe	1,091,362	1,016,418	1,143,313
Asia	778,369	751,614	747,812

Total net revenues	$4,552,739	$4,494,493	$4,753,992
Operating income:
Americas	$482,226	$523,705	$531,064
Europe(1)	197,136	184,362	181,036
Asia	105,073	121,645	108,511

Regional operating income	784,435	829,712	820,611
Corporate:
Restructuring, net	313	14,071	128,425
Restructuring-related charges	7,195	30,736	27,621
Lump-sum pension settlement loss	—	—	30,666
Other corporate staff costs and expenses	314,720	353,858	320,048

Corporate expenses	322,228	398,665	506,760

Total operating income	462,207	431,047	313,851
Interest expense	(73,170)	(81,214)	(117,597)
Loss on early extinguishment of debt	—	(14,002)	(20,343)
Other income (expense), net	18,223	(25,433)	(22,057)

Income before income taxes	$407,260	$310,398	$153,854

(1)	Europe’s operating income for the year ended November 27, 2016 includes a gain of $6.1 million related to the sale-leaseback of the Company’s distribution center in the United Kingdom in the second quarter of 2016. Included in Europe’s operating income for the year ended November 29, 2015 is a gain of $7.5 million related to the sale of the Company’s finishing and distribution facility in Turkey in the second quarter of 2015.

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Depreciation and amortization expense:
Americas	$30,322	$27,558	$29,508
Europe	12,574	14,985	20,564
Asia	8,210	7,455	8,501
Corporate	52,772	52,046	50,901

Total depreciation and amortization expense	$103,878	$102,044	$109,474

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

	November 27, 2016
	Americas	Europe	Asia	Unallocated	Consolidated Total
	(Dollars in thousands)
Assets:
Trade receivables, net	$326,211	$94,106	$46,510	$12,191	$479,018
Inventories	391,713	125,029	121,544	77,895	716,181
All other assets	—	—	—	1,791,897	1,791,897

Total assets					$2,987,096

	November 29, 2015
	Americas	Europe	Asia	Unallocated	Consolidated Total
	(Dollars in thousands)
Assets:
Trade receivables, net	$343,808	$81,079	$53,613	$19,696	$498,196
Inventories	359,879	109,604	91,390	45,986	606,859
All other assets	—	—	—	1,779,340	1,779,340

Total assets					$2,884,395

Geographic information for the Company was as follows:

	Year Ended
	November 27, 2016	November 29, 2015	November 30, 2014
	(Dollars in thousands)
Net revenues:
United States	$2,302,668	$2,380,820	$2,490,994
Foreign countries	2,250,071	2,113,673	2,262,998

Total net revenues	$4,552,739	$4,494,493	$4,753,992

Net deferred tax assets:
United States	$444,295	$506,675	$580,122
Foreign countries	78,806	73,965	80,742

Total net deferred tax assets	$523,101	$580,640	$660,864

Long-lived assets:
United States	$311,358	$322,758	$322,329
Foreign countries	108,332	89,062	84,507

Total long-lived assets	$419,690	$411,820	$406,836

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

FOR THE YEARS ENDED NOVEMBER 27, 2016, NOVEMBER 29, 2015, AND NOVEMBER 30, 2014

NOTE 21:	QUARTERLY FINANCIAL DATA (UNAUDITED)

Set forth below are the consolidated statements of operations for the first, second, third and fourth quarters of 2016 and 2015.

Year Ended November 27, 2016	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands)
Net revenues	$1,056,500	$1,011,587	$1,185,111	$1,299,541
Cost of goods sold	496,902	494,389	592,305	640,131

Gross profit	559,598	517,198	592,806	659,410
Selling, general and administrative expenses	441,163	459,351	448,525	517,454
Restructuring, net	1,848	(191)	(627)	(718)

Operating income	116,587	58,038	144,908	142,674
Interest expense	(14,902)	(20,411)	(19,170)	(18,687)
Other (expense) income, net	(2,219)	4,295	4,679	11,468

Income before income taxes	99,466	41,922	130,417	135,455
Income tax expense	33,175	10,862	32,713	39,301

Net income	66,291	31,060	97,704	96,154
Net (income) loss attributable to noncontrolling interest	(455)	(335)	614	19

Net income attributable to Levi Strauss & Co.	$65,836	$30,725	$98,318	$96,173

Year Ended November 29, 2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands)
Net revenues	$1,055,075	$1,012,180	$1,142,012	$1,285,226
Cost of goods sold	518,010	511,949	568,655	626,898

Gross profit	537,065	500,231	573,357	658,328
Selling, general and administrative expenses	425,282	449,662	454,530	494,389
Restructuring, net	4,338	2,954	4,054	2,725

Operating income	107,445	47,615	114,773	161,214
Interest expense	(23,312)	(21,913)	(17,138)	(18,851)
Loss on early extinguishment of debt	—	(14,002)	—	—
Other (expense) income, net	(26,028)	7,639	(8,316)	1,272

Income before income taxes	58,105	19,339	89,319	143,635
Income tax expense	19,822	7,887	30,858	41,940

Net income	38,283	11,452	58,461	101,695
Net loss (income) attributable to noncontrolling interest	109	239	(286)	(517)

Net income attributable to Levi Strauss & Co.	$38,392	$11,691	$58,175	$101,178

LEVI STRAUSS & CO.

Offer to Exchange

all outstanding unregistered 3 3⁄8% Senior Notes due 2027

(€475,000,000 aggregate principal amount outstanding)

for

3 3⁄8% Senior Notes due 2027

(€475,000,000 aggregate principal amount)

which have been registered under the Securities Act of 1933

PROSPECTUS

May 4, 2017

Until August 3, 2017, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.